As filed with the Securities and Exchange Commission on April 20, 2018.

Registration No. 333-223769

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

META FINANCIAL GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	6035	42-1406262
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

5501 South Broadband Lane

Sioux Falls, South Dakota 57108

(605) 782-1767

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Glen W. Herrick

Executive Vice President and Chief Financial Officer

Meta Financial Group, Inc.

5501 South Broadband Lane

Sioux Falls, South Dakota 57108

(605) 782-1767

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Lawrence D. Levin, Esq. Mark J. Reyes, Esq. Katten Muchin Rosenman LLP 525 W. Monroe Street Chicago, IL 60661 (312) 902-5200	Jack Talkington Chief Financial Officer Crestmark Bancorp, Inc. 5480 Corporate Drive, Suite 350 Troy, MI 48098 (225) 906-1019	Bradley J. Wyatt, Esq. Dickinson Wright PLLC 2600 W. Big Beaver Road, Suite 300 Troy, MI 48084 (248) 433-7200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	3,578,155 shares (1)	N/A	$125,626,981 (2)	$15,641 (3)(4)

(1)	Represents the estimated maximum number of shares of common stock of the registrant estimated to be issued upon completion of the merger described in the joint proxy statement/prospectus contained herein. This number is based upon the product of (x) 1,350,247, which represents the sum of (A) 1,247,747 shares of common stock, no par value per share, of Crestmark Bancorp, Inc. outstanding as of April 19, 2018, plus (B) 102,500 shares of common stock, no par value per share, of Crestmark Bancorp, Inc. reserved for outstanding awards under Crestmark Bancorp, Inc.’s equity incentive plans as of April 19, 2018 and issuable upon the exercise of options, multiplied by (y) 2.65, which is the aggregate number of shares of the registrant’s common stock to be issued under the Agreement and Plan of Merger, dated as of January 9, 2018, by and among Meta Financial Group, Inc., MetaBank, Crestmark Bancorp, Inc. and Crestmark Bank. Pursuant to Rule 416 of the Securities Act, this registration statement also covers such additional and indeterminate number of shares as may become issuable in the event of a stock split, stock dividend, recapitalization or similar change.
(2)	Computed pursuant to Rule 457(f)(2) of the Securities Act, and estimated solely for purposes of calculating the registration fee, the proposed maximum offering price is the product of (x) the estimated maximum number of shares of common stock of Crestmark Bancorp, Inc. that may be received by the registrant pursuant to the merger (1,350,247 shares) multiplied by (y) the book value per share of common stock of Crestmark Bancorp, Inc. as of March 31, 2018 ($93.04).
(3)	Determined in accordance with Section 6(b) of the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by Meta Financial Group, Inc. by 0.00012450.
(4)	The registrant previously paid $15,369 of the filing fee with the Form S-4 filed on March 19, 2018.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this joint proxy statement/prospectus is subject to completion or amendment. A registration statement relating to Meta Financial Group, Inc.’s common stock to be offered in this transaction has been filed with the Securities and Exchange Commission. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 20, 2018

[                ], 2018

Dear Stockholders of Meta Financial Group, Inc. and Shareholders of Crestmark Bancorp, Inc.:

On January 9, 2018, Meta Financial Group, Inc. (“Meta”) and MetaBank, a federally chartered stock savings bank and a wholly-owned subsidiary of Meta (“MetaBank”), entered into an Agreement and Plan of Merger (the “merger agreement”), with Crestmark Bancorp, Inc., a Michigan corporation (“Crestmark”), and Crestmark Bank, a Michigan state-chartered bank and a wholly-owned subsidiary of Crestmark (“Crestmark Bank”). Pursuant to the merger agreement, upon the terms and subject to the conditions set forth therein, Crestmark will merge with and into Meta, with Meta as the surviving entity (the “merger”), and, immediately thereafter, pursuant to the terms of a separate merger agreement between MetaBank and Crestmark Bank, Crestmark Bank will merge with and into MetaBank, with MetaBank surviving as Meta’s wholly-owned subsidiary.

At the effective time of the merger, (i) each outstanding share of common stock of Crestmark, no par value per share (“Crestmark common stock”), issued and outstanding immediately prior to the closing will automatically be converted into the right to receive 2.65 shares, subject to adjustment for stock splits, stock dividends or distributions, recapitalizations or similar transactions (the “exchange ratio”), of common stock of Meta, $0.01 par value per share (“Meta common stock”), together with cash in lieu of fractional shares (together with the shares of Meta common stock issuable to the holders of Crestmark common stock (“Crestmark shareholders”) pursuant to the merger agreement, the “stock merger consideration”) and (ii) each outstanding option to purchase Crestmark common stock (each, a “Crestmark stock option”) will be cancelled and converted into the right to receive an amount in cash equal to the product of the number of shares of Crestmark common stock underlying such Crestmark stock option, multiplied by the excess, if any, of (a) the dollar amount equal to the product of (x) the exchange ratio multiplied by (y) the average closing price per share of Meta common stock on the NASDAQ Global Select Market for the ten trading day period ending five calendar days before the closing of the merger (such product, the “per share purchase price”) over (b) the exercise price of such Crestmark stock option, less any applicable withholding taxes (together with the stock merger consideration, the “merger consideration”). Any Crestmark stock option with an exercise price that is greater than or equal to the per share purchase price will be cancelled and of no further force or effect as of the effective time of the merger, without any consideration therefor. Although the exchange ratio is fixed, the market value of the merger consideration will fluctuate with the market price of Meta common stock and will not be known at the time Crestmark shareholders vote on the merger. Based on the $91.25 closing price of Meta common stock on the NASDAQ Global Select Market (“NASDAQ”) on January 9, 2018, the last full trading day before the public announcement of the merger, the per share value of the merger consideration was equal to approximately $241.81 per share of Crestmark common stock, with a proposed aggregate value of approximately $320,462,178. Based on the $113.35 closing price of Meta common stock on NASDAQ on April 19, 2018, the per share value of the merger consideration was equal to approximately $300.38, with a proposed aggregate value of approximately $399,539,393. Based on the exchange ratio and the number of shares of Crestmark common stock outstanding as of April 19, 2018, the maximum number of shares of Meta common stock estimated to be issuable at the effective time of the merger is 3,578,155. In addition, based on the number of issued and outstanding shares of Meta common stock as of April 19, 2018 and Crestmark common stock as of April 19, 2018, and based on the exchange ratio, holders of shares of Crestmark common stock as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 25% of the issued and outstanding shares of Meta common stock immediately following the effectiveness of the merger. We urge you to obtain a current market quotation for Meta (trading symbol “CASH”).

Meta will hold a special meeting of its stockholders (the “Meta special meeting”) in connection with the merger. At the Meta special meeting, the holders of Meta common stock (the “Meta stockholders”) will be asked to vote to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Meta common stock in connection with the merger (the “Meta merger proposal”), and approve an amendment to Meta’s certificate of incorporation to increase the number of authorized shares of Meta common stock to 90 million from 30 million shares (the “charter amendment proposal”) for the purpose of affecting a three-for-one forward split of issued and outstanding shares of Meta common stock through a stock dividend (the “stock split”), in each case, as described in the accompanying joint proxy statement/prospectus. The discussion above, and, unless the context otherwise requires, the information throughout the accompanying joint proxy statement/prospectus, does not give effect to the stock split. If Meta stockholders approve the charter amendment proposal and the stock split is implemented prior to the consummation of the merger, the exchange ratio pursuant to the merger agreement would be adjusted such that, upon the closing of the merger, Crestmark stockholders would receive 7.95 shares of Meta common stock for each share of Crestmark common stock held by them.

Meta stockholders are being asked to vote on the Meta merger proposal in order to satisfy the requirements of Section 252 of the Delaware General Corporation Law and NASDAQ Listing Rule 5635(b), which requires stockholder approval prior to the issuance of securities in connection with the acquisition of stock or assets of another company if the issuance would constitute more than 20% of the total number of shares of common stock outstanding before the issuance. Meta stockholders are being asked to vote on the charter amendment proposal to facilitate the stock split, and, without approval of the charter amendment proposal, Meta would not have sufficient authorized shares of Meta common stock to affect the stock split. Meta stockholder approval of the charter amendment proposal is required under Section 242 of the DGCL. Meta will transact such other business as may be properly brought before the Meta special meeting or any adjournment or postponement thereof. Approval of each of the Meta merger proposal and the charter amendment proposal requires approval by Meta stockholders holding a majority of the outstanding shares of Meta common stock entitled to vote thereon.

Crestmark will hold a special meeting of its shareholders (the “Crestmark special meeting” and, together with the Meta special meeting, the “special meetings”) in connection with the merger. At the Crestmark special meeting, Crestmark shareholders will be asked to vote to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement (the “Crestmark merger proposal”), as described in the accompanying joint proxy statement/prospectus. Certain of Crestmark’s directors and executive officers and holders of Crestmark common stock, representing an aggregate of approximately 34% of Crestmark’s outstanding common stock as of January 9, 2018, have entered into voting agreements with Meta pursuant to which, among other things, each such Crestmark shareholder agreed to vote their shares of Crestmark common stock in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement, at the Crestmark special meeting. Approval of the Crestmark merger proposal requires the prior affirmative vote from the holders of at least a majority of the outstanding shares of Crestmark common stock entitled to vote thereon.

The Meta special meeting will be held at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108 on May 29, 2018 at 1:00 p.m. local time. The Crestmark special meeting will be held at the Detroit Marriott Troy, 200 W. Big Beaver Road, Troy, Michigan 48084 on May 29, 2018 at 1:00 p.m. local time.

Meta’s board of directors unanimously recommends that Meta stockholders vote “FOR” the adoption of the merger agreement and the approval of the merger and the other transactions contemplated thereby, including the issuance of shares of Meta common stock in connection with the merger, “FOR” the charter amendment proposal and “FOR” one or more adjournments of the Meta special meeting, if necessary or appropriate, including adjournments to permit the further solicitation of proxies in favor of the foregoing proposals.

Crestmark’s board of directors unanimously recommends that Crestmark shareholders vote “FOR” the approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement and “FOR” one or more adjournments of the Crestmark special meeting, if necessary or appropriate, including adjournments to permit the further solicitation of proxies in favor of the foregoing proposals.

We cannot complete the merger without shareholder approval of the Meta merger proposal and the Crestmark merger proposal. It is important that your shares be represented and voted regardless of the size of your holdings. Whether or not you plan to attend the Meta special meeting or the Crestmark special meeting, we urge you to submit a proxy to have your shares voted in advance of the respective special meetings by using one of the methods described in the accompanying joint proxy statement/prospectus.

The accompanying joint proxy statement/prospectus provides important information regarding the special meetings and a detailed description of the merger agreement, the merger, certain related transactions and agreements and the matters to be presented at the special meetings. We encourage you to read the entire accompanying joint proxy statement/prospectus carefully (including any documents incorporated therein by reference). Please pay particular attention to “Risk Factors” beginning on page 19, for a discussion of the risks relating to the proposed merger.

We look forward to the successful completion of the merger and thank you for your prompt attention to this important matter.

Sincerely,

J. Tyler Haahr Chairman of the Board and Chief Executive Officer Meta Financial Group, Inc.	W. David Tull Chairman and Chief Executive Officer Crestmark Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in the merger or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense. The securities to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of the accompanying joint proxy statement/prospectus is [                ], 2018, and it is first being mailed to Meta stockholders and Crestmark shareholders on or about [                ], 2018.

5501 South Broadband Lane

Sioux Falls, South Dakota 57108

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 29, 2018

To the Stockholders of Meta Financial Group, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Meta Financial Group, Inc., a Delaware corporation (“Meta”), will be held at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108 on May 29, 2018 at 1:00 p.m., local time (the “Meta special meeting”) for the purpose of considering and voting upon the following matters:

1.	Adoption of the Agreement and Plan of Merger, dated as of January 9, 2018, by and among Meta and its wholly-owned bank subsidiary, MetaBank, and Crestmark Bancorp, Inc. and its wholly-owned bank subsidiary, Crestmark Bank, as such agreement may be amended from time to time (the “merger agreement”), a copy of which is attached as Appendix A to this joint proxy statement/prospectus, and approval of the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Meta common stock in connection with the merger (the “Meta merger proposal”);

2.	Approval of an amendment to Article Fourth of Meta’s Certificate of Incorporation to increase the number of authorized shares of Meta common stock, par value $0.01 per share, to 90 million shares from 30 million shares (the “charter amendment proposal”) for the purpose of affecting a three-for-one forward split of issued and outstanding shares of Meta common stock; and

3.	Approval of one or more adjournments of the Meta special meeting, if necessary or appropriate, including adjournments to permit the further solicitation of proxies in favor of the Meta merger proposal (the “Meta adjournment proposal”).

Meta stockholders may also transact such other business as may properly come before the Meta special meeting and any adjournments or postponements thereof. At this time, Meta’s board of directors knows of no other proposal or matters to come before the Meta special meeting.

We have fixed the close of business on April 19, 2018, as the record date for determining those stockholders entitled to notice of and to vote at the Meta special meeting and any adjournments of the Meta special meeting (the “Meta record date”). Only Meta stockholders of record at the close of business on the Meta record date are entitled to notice of and to vote at the Meta special meeting and any adjournments of the Meta special meeting. Approval of the Meta merger proposal and the charter amendment proposal requires approval by Meta stockholders holding a majority of the outstanding shares of Meta common stock entitled to vote thereon. Approval of the Meta adjournment proposal requires the affirmative vote of a majority of the total votes cast by holders of Meta common stock on such proposal at the Meta special meeting.

If you wish to attend the Meta special meeting and your shares are held in the name of a bank, broker, trust or other nominee, you must bring valid picture identification and an authorization letter from the bank, broker, trustee or other nominee indicating that you were the beneficial owner of Meta common stock on the Meta record date.

Your vote is very important. Whether or not you plan to attend the Meta special meeting in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope to ensure that your shares of Meta common stock will be represented at the Meta special meeting if you are unable to attend. You may also submit a proxy by telephone or via the Internet by following the instructions printed on the proxy card. If you hold your shares in street name, you may vote by following your broker’s instructions.

The Meta board of directors has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of Meta common stock in connection with the merger, has determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of Meta common stock in connection with the merger, are advisable and in the best interests of Meta, and recommends that Meta stockholders vote “FOR” the Meta merger proposal, “FOR” the charter amendment proposal and “FOR” the Meta adjournment proposal (if necessary or appropriate).

We encourage you to read the entire accompanying joint proxy statement/prospectus carefully (including any documents incorporated therein by reference). Please pay particular attention to “Risk Factors” beginning on page 19, for a discussion of the risks relating to the proposed merger.

By Order of the Board of Directors, J. Tyler Haahr Chairman of the Board and Chief Executive Officer
Sioux Falls, South Dakota [ ], 2018

5480 Corporate Drive, Suite 350

Troy, Michigan 48098

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 29, 2018

To the Shareholders of Crestmark Bancorp, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of the holders of common stock of Crestmark Bancorp, Inc., a Michigan corporation (“Crestmark”), will be held at the Detroit Marriott Troy, 200 W. Big Beaver Road, Troy, Michigan 48084 on May 29, 2018 at 1:00 p.m. local time (the “Crestmark special meeting”), for the purpose of considering and voting upon the following matters:

1.	Approval of the Agreement and Plan of Merger, dated as of January 9, 2018, by and among Meta Financial Group, Inc. and its wholly-owned bank subsidiary, MetaBank, and Crestmark and its wholly-owned bank subsidiary, Crestmark Bank, as such agreement may be amended from time to time (the “merger agreement”), a copy of which is attached as Appendix A to this joint proxy statement/prospectus, the merger and the other transactions contemplated by the merger agreement (the “Crestmark merger proposal”); and

2.	Approval of one or more adjournments of the Crestmark special meeting, if necessary or appropriate, including adjournments to permit the further solicitation of proxies in favor of the Crestmark merger proposal (the “Crestmark adjournment proposal”).

Crestmark shareholders may also transact such other business as may properly come before the Crestmark special meeting and any adjournments or postponements thereof. At this time, Crestmark’s board of directors knows of no other proposal or matters to come before the Crestmark special meeting.

We have fixed the close of business on April 19, 2018, as the record date for determining those shareholders entitled to notice of and to vote at the Crestmark special meeting and any adjournments of the Crestmark special meeting (the “Crestmark record date”). Only holders of record of Crestmark common stock at the close of business on the Crestmark record date are entitled to notice of and to vote on the respective proposals applicable to such holders at the Crestmark special meeting and any adjournments of the Crestmark special meeting. Approval of the Crestmark merger proposal requires the prior affirmative vote from the holders of at least a majority of the outstanding shares of Crestmark common stock entitled to vote thereon. Certain of Crestmark’s directors and executive officers and holders of Crestmark common stock, representing an aggregate of approximately 34% of Crestmark’s outstanding common stock as of January 9, 2018, have entered into voting agreements with Meta pursuant to which, among other things, each such Crestmark shareholder agreed to vote their shares of Crestmark common stock in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement, at the Crestmark special meeting. Approval of the Crestmark adjournment proposal requires the affirmative vote of a majority of the shares of Crestmark common stock present in person or represented by proxy.

If you wish to attend the Crestmark special meeting and your shares of Crestmark common stock are held in the name of a bank, broker, trustee or other nominee, you must bring with you an account statement showing that you owned shares of Crestmark common stock as of the Crestmark record date and a “legal proxy” form from the bank, broker, trustee or other nominee to confirm your beneficial ownership of the shares.

Your vote is very important. Whether or not you plan to attend the Crestmark special meeting in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope to ensure that your shares of Crestmark common stock will be represented at the Crestmark special meeting if you are unable to attend.

The Crestmark board of directors has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, has determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Crestmark and its shareholders and unanimously recommends that holders of Crestmark common stock vote “FOR” the Crestmark merger proposal and “FOR” the Crestmark adjournment proposal (if necessary or appropriate).

We encourage you to read the entire accompanying joint proxy statement/prospectus carefully (including any documents incorporated therein by reference). Please pay particular attention to “Risk Factors” beginning on page 19, for a discussion of the risks relating to the proposed merger.

By Order of the Board of Directors, W. David Tull Chairman of the Board and Chief Executive Officer
Troy, Michigan [ ], 2018

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Meta from documents filed with the Securities and Exchange Commission (“SEC”) that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Meta at no cost from the SEC’s website maintained at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference into this joint proxy statement/prospectus, at no cost by contacting Meta in writing at the address or by telephone as specified below:

Meta Financial Group, Inc.

Attention: Corporate Secretary

5501 South Broadband Lane

Sioux Falls, South Dakota 57108

(605) 782-1767

You may also request copies of these documents from Meta’s proxy solicitor, Regan & Associates, Inc., in writing at the address or by telephone as specified below:

Regan & Associates, Inc.

505 Eighth Avenue, Suite 800

New York, NY 10018

(800) 737-3426 (toll-free)

You will not be charged for any of these documents that you request.

See “Where You Can Find More Information” on page 145 of this joint proxy statement/prospectus.

In addition, if you have questions about the merger, you may contact Meta’s proxy solicitor, Regan & Associates, Inc., toll-free at (800) 737-3426.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC, constitutes a prospectus of Meta under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Meta common stock to be issued to Crestmark shareholders as consideration in the merger of Crestmark with and into Meta, as more fully described herein. This joint proxy statement/prospectus also constitutes a proxy statement for Meta and Crestmark. In addition, it constitutes a notice of meeting with respect to the special meetings of both Meta stockholders and Crestmark shareholders.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [                ], 2018, and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to Meta stockholders and Crestmark shareholders nor the issuance by Meta of shares of Meta common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Except where the context specifically requires, Meta provided all information contained in, or incorporated by reference in, this joint proxy statement/prospectus relating to Meta, and Crestmark provided all information contained in this joint proxy statement/prospectus relating to Crestmark.

Summary	1
Selected Historical Consolidated Financial Data of Meta	11
Selected Historical Consolidated Financial Data of Crestmark	13
Selected Unaudited Pro Forma Financial Information	15
Comparative Historical and Unaudited Pro Forma Per Share Data and Comparative Per Share Market Price and Dividend Information	17
Cautionary Statement Regarding Forward-Looking Statements	18
Risk Factors	19
Meta Special Meeting	30
Crestmark Special Meeting	35
PROPOSAL NO. 1 THE MERGER AGREEMENT AND THE MERGER	39
Terms of the Merger	39
Background of the Merger	39
Meta’s Reasons for the Merger and Recommendation of the Board of Meta	44
Opinion of Meta’s Financial Advisor	45
Crestmark’s Reasons for the Merger and Recommendation of the Board of Crestmark	51
Opinion of Crestmark’s Financial Advisor	54
Certain Prospective Financial Information of the Parties	65
Material United States Federal Income Tax Consequences of the Merger	67
Accounting Treatment	70
Interests of Certain Persons in the Merger	70
The Merger Agreement	74
Structure	74
Merger Consideration	74
Conversion of Shares; Exchange of Certificates; Fractional Shares	74
Effective Time	76
Representations and Warranties	76
Conduct of Business Pending the Merger	78
Acquisition Proposals by Third Parties	80
Other Agreements	82
Conditions to Completion of the Merger	84
Termination of the Merger Agreement	86
Waiver and Amendment of the Merger Agreement	87
Regulatory Approvals Required for the Merger	88
Stock Exchange Listing	90
Restrictions on Resales by Affiliates	90
No Dissenters’ Rights of Appraisal	90
Voting Agreements	91
PROPOSAL NO. 2 AMENDMENT TO META’S CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 30 MILLION TO 90 MILLION SHARES FOR THE PURPOSE OF EFFECTING A THREE-FOR-ONE FORWARD STOCK SPLIT	92
Price Range of Common Stock and Dividends	95
Unaudited Pro Forma Condensed Combined Financial Information	96
Notes to Unaudited Pro Forma Condensed Combined Financial Information	100
Information About the Companies	104
Crestmark Management’s Discussion and Analysis of Crestmark’s Financial Condition and Results of Operations	107
Description of Meta Capital Stock	128
Comparison of Stockholder Rights	132

i

Appendix A—Agreement and Plan of Merger

Appendix B—Form of Voting Agreement

Appendix C—Opinion of Raymond James & Associates, Inc.

Appendix D—Opinion of Sandler O’Neill & Partners, L.P.

Appendix E—Charter Amendment

ii

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all the information that is important to you. We urge you to read carefully this entire document, the documents referenced herein and the documents incorporated by reference herein for a more complete understanding of the merger agreement and the merger between Meta and Crestmark. In addition, we incorporate by reference into this document important business and financial information about Meta. You may obtain the information incorporated by reference in this document without charge by following the instructions in the section entitled “Where You Can Find More Information.” Each item in this summary includes a page reference directing you to a more complete description of that item.

Unless the context otherwise requires, references in this joint proxy statement/prospectus to “Meta” refer to Meta Financial Group, Inc., a Delaware corporation; references to “MetaBank” refer to MetaBank, a federally chartered savings bank and wholly-owned subsidiary of Meta; references to “Crestmark” refer to Crestmark Bancorp, Inc., a Michigan corporation; references to “Crestmark Bank” refer to Crestmark Bank, a Michigan state-chartered bank and wholly-owned subsidiary of Crestmark; references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of January 9, 2018, among Meta, MetaBank, Crestmark and Crestmark Bank; and references to “we,” “our” or “us” refer to Meta and Crestmark.

Proposed Merger (Page 39)

We propose that Crestmark will merge with and into Meta, with Meta being the surviving company (the “merger”), and, immediately thereafter, pursuant to the terms of a separate merger agreement between MetaBank and Crestmark Bank (the “bank merger agreement”), Crestmark Bank will merge with and into MetaBank, with MetaBank surviving as Meta’s wholly-owned subsidiary (the “bank merger” and, together with the merger, the “mergers”). Following the mergers, it is intended that Crestmark will operate as a division of MetaBank from its offices in Troy, Michigan, and MetaBank will continue to operate as a federally chartered stock savings bank. We expect to complete the mergers in the second calendar quarter of 2018, although delays may occur.

Special Meeting of Meta (Page 30)

Meta plans to hold its special meeting of stockholders at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108 on May 29, 2018 at 1:00 p.m. local time (the “Meta special meeting”). At the Meta special meeting, holders of shares of common stock of Meta, $0.01 par value per share (“Meta common stock”), will be asked to vote on the following proposals:

•	to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Meta common stock in connection with the merger (the “Meta merger proposal”);

•	to approve an amendment to Article Fourth of Meta’s Certificate of Incorporation to increase the number of authorized shares of Meta common stock to 90 million from 30 million shares (the “charter amendment proposal”) for the purpose of affecting a three-for-one forward split of issued and outstanding shares of Meta common stock; and

•	to approve one or more adjournments of the Meta special meeting, if necessary or appropriate, including adjournments to permit the further solicitation of proxies in favor of the Meta merger proposal (the “Meta adjournment proposal”).

Meta stockholder approval of the Meta merger proposal is required to complete the merger. Meta stockholders are being asked to vote on the Meta merger proposal in order to satisfy the requirements of Section 252 of the Delaware General Corporation Law (the “DGCL”) and NASDAQ Listing Rule 5635(b),

which requires stockholder approval prior to the issuance of securities in connection with the acquisition of stock or assets of another company if the issuance would constitute more than 20% of the total number of shares of common stock outstanding before the issuance. Meta stockholders are being asked to vote on the charter amendment proposal to facilitate a forward stock split of Meta common stock through a stock dividend, whereby each outstanding share of Meta common stock, as of a to be determined record date, would effectively be split into three shares of Meta common stock (the “stock split”), and, without approval of the charter amendment proposal, Meta would not have sufficient authorized shares of Meta common stock to affect the stock split. Meta stockholder approval of the charter amendment proposal is required under Section 242 of the DGCL. Meta will transact such other business as may be properly brought before the Meta special meeting or any adjournment or postponement thereof. At this time, Meta’s board of directors knows of no other proposals or matters to be presented. You can vote at the Meta special meeting if you owned Meta common stock at the close of business on April 19, 2018 (the “Meta record date”). As of the Meta record date, there were 9,699,591 shares of Meta common stock outstanding and entitled to vote. A Meta stockholder can cast one vote for each share of Meta common stock owned on the Meta record date.

Approval of each of the Meta merger proposal and the charter amendment proposal requires approval by Meta stockholders holding a majority of the outstanding shares of Meta common stock entitled to vote thereon. Approval of the Meta adjournment proposal requires the affirmative vote of a majority of the total votes cast by holders of Meta common stock on such proposal at the Meta special meeting. If a Meta stockholder marks “ABSTAIN” with respect to the Meta merger proposal or the charter amendment proposal or fails to either submit a proxy card or vote in person at the Meta special meeting or instruct the stockholder’s broker with respect to the Meta merger proposal or the charter amendment proposal, it will have the same effect as a vote “AGAINST” the Meta merger proposal or the charter amendment proposal, respectively. If a Meta stockholder marks “ABSTAIN” with respect to the Meta adjournment proposal, it will be counted for purposes of determining whether there is a quorum and will have the same effect as a vote “AGAINST” the Meta adjournment proposal. If a Meta stockholder fails to submit a proxy card or fails to instruct the stockholder’s broker with respect to the Meta adjournment proposal, if a quorum is present, it will have no effect on such proposal. For additional and more detailed information regarding the effect of broker non-votes, see “Meta Special Meeting—Shares Held in Street Name.”

As of the Meta record date, Meta’s directors and executive officers and their affiliates held approximately 6.91% of the outstanding shares of Meta common stock entitled to vote at the Meta special meeting.

Special Meeting of Crestmark (Page 35)

Crestmark plans to hold its special meeting of shareholders at the Detroit Marriott Troy, 200 W. Big Beaver Road, Troy, Michigan 48084 on May 29, 2018 at 1:00 p.m. local time (the “Crestmark special meeting”). At the Crestmark special meeting, holders of shares of common stock of Crestmark, no par value per share (“Crestmark common stock”), will be asked to vote on the following proposals:

•	to adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement (the “Crestmark merger proposal”); and

•	to approve one or more adjournments of the Crestmark special meeting, if necessary or appropriate, including adjournments to permit the further solicitation of proxies in favor of the Crestmark merger proposal (the “Crestmark adjournment proposal”).

Crestmark shareholder approval of the Crestmark merger proposal is required to complete the merger. Crestmark shareholders are being asked to vote on the Crestmark merger proposal in order to satisfy the requirements of Section 703a of the MBCA. Pursuant to Section 703a of the MBCA and Crestmark’s by-laws, approval of the Crestmark merger proposal requires approval by prior affirmative vote from the holders of at least a majority of the outstanding shares of Crestmark common stock entitled to vote thereon. Shares of Crestmark common stock held in the Crestmark Employee Stock Ownership Plan (the “ESOP”) will be voted by Great Banc Trust Company (the “ESOP Trustee”), as record shareholder, in accordance with ESOP participant directions. Under the ESOP’s pass-through provision, and in accordance with applicable Internal Revenue Service (“IRS”) regulations, ESOP participants will be allowed to instruct the ESOP Trustee to vote the shares of Crestmark common stock allocated to their respective accounts to approve or disapprove the Crestmark merger proposal and the Crestmark adjournment proposal. Approval of the Crestmark adjournment proposal requires the affirmative vote of a majority of the shares of Crestmark common stock present in person or represented by proxy. Crestmark will transact such other business as may be properly brought before the Crestmark special meeting or any adjournment or postponement thereof. At this time, Crestmark’s board of directors knows of no other proposals or matters to be presented.

You can vote at the Crestmark special meeting to approve the Crestmark merger proposal if you owned Crestmark common stock at the close of business on April 19, 2018 (the “Crestmark record date”). As of the Crestmark record date, there were 1,247,747 shares of Crestmark common stock outstanding and entitled to vote. A holder of Crestmark common stock can cast one vote for each share of Crestmark common stock owned on the Crestmark record date.

Certain of Crestmark’s directors and executive officers and holders of Crestmark common stock, representing an aggregate of approximately 34% of Crestmark’s outstanding common stock as of January 9, 2018, have entered into voting agreements with Meta pursuant to which, among other things, each such Crestmark shareholder agreed to vote such Crestmark shareholder’s shares of Crestmark common stock in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement, at the Crestmark special meeting.

For a list of the number of shares of Crestmark common stock held by (i) each director of Crestmark, (ii) each shareholder that is known to Crestmark as of April 19, 2018 to beneficially own more than 5% percent of the outstanding shares of Crestmark common stock and (iii) all directors and executive officers of Crestmark collectively, see “Security Ownership of Certain Crestmark Beneficial Owners and Management.”

Meta’s Board Unanimously Recommends That Meta Stockholders Vote “FOR” the Meta Merger Proposal (Page 30)

Meta’s board of directors (i) believes that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Meta common stock in connection with the merger, are consistent with, and will further, the business strategies of Meta and are in the best interests of Meta stockholders, (ii) has unanimously approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Meta common stock in connection with the merger, and (iii) unanimously recommends that Meta stockholders vote “FOR” the Meta merger proposal.

Meta’s Board Unanimously Recommends That Meta Stockholders Vote “FOR” the Charter Amendment Proposal (Page 30)

Meta’s board of directors (i) believes that the charter amendment proposal, together with the stock split, would increase the affordability, attractiveness and liquidity of shares of Meta common stock and, therefore, is in the best interests of Meta stockholders, (ii) has unanimously approved the charter amendment proposal, and (iii) unanimously recommends that Meta stockholders vote “FOR” the charter amendment proposal.

Crestmark’s Board Unanimously Recommends That Crestmark Shareholders Vote “FOR” the Crestmark Merger Proposal (Page 35)

Crestmark’s board of directors (i) believes that the merger agreement, the merger and the other transactions contemplated by the merger agreement, are advisable, fair to and in the best interest of Crestmark and its shareholders, (ii) has unanimously approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement, and (iii) unanimously recommends that holders of Crestmark common stock vote “FOR” the Crestmark merger proposal.

Crestmark Shareholders Will Receive Shares of Meta Common Stock in the Merger (Page 74)

Upon completion of the merger, each holder of Crestmark common stock (collectively, “Crestmark common stock”) will receive 2.65 shares of Meta common stock (the “exchange ratio”) in exchange for each share of Crestmark common stock held immediately prior to the completion of the merger, and, in lieu of fractional shares of Meta common stock, Crestmark shareholders will receive cash (rounded down to the nearest whole cent), without any interest and subject to any required withholding tax, in an amount equal to (a) the product of (i) the exchange ratio multiplied by (ii) the average closing price per share of Meta common stock on the NASDAQ Global Select Market for the ten day trading period ending five calendar days before the closing of the merger (such product, the “per share purchase price”), multiplied by (b) the fractional share interest of such Meta common stock to which such Crestmark share would otherwise be converted (together with the shares of Meta common stock issuable to Crestmark shareholders pursuant to the merger agreement, the “stock merger consideration”). The exchange ratio is subject to adjustment in the event of a stock split, stock dividend or distribution, recapitalization, reclassification, exchange or similar transaction with respect to the outstanding shares of Meta common stock and, accordingly, would be equitably adjusted to 7.95 shares of Meta common stock if the charter amendment proposal is approved at the Meta special meeting and the stock split is effected prior to the consummation of the merger. Unless the context otherwise requires, the information throughout this joint proxy statement/prospectus does not give effect to the stock split.

As of the effective time of the merger, each outstanding Crestmark stock option (each, a “Crestmark stock option”) with an exercise price less than the per share purchase price (an “in-the-money Crestmark stock option”) will be cancelled and converted into the right to receive an amount in cash (without interest) equal to the product of the number of shares of Crestmark common stock underlying such Crestmark stock option, multiplied by the excess of (a) the per share purchase price over (b) the exercise price of such Crestmark stock option, less any applicable withholding taxes (the “option merger consideration” and, together with the stock merger consideration, the “merger consideration”). Any Crestmark stock option with an exercise price that is greater than or equal to the per share purchase price (an “out-of-the-money Crestmark stock option”) will be cancelled and of no further force or effect as of the effective time of the merger, without any consideration therefor.

Tax Consequences of the Merger (Page 67)

Meta and Crestmark intend that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Based on the qualification of the merger as a “reorganization” under the Code, U.S. holders (as defined in the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 67) of Crestmark common stock generally will not recognize gain or loss for United States federal income tax purposes upon the exchange of their shares of Crestmark common stock for Meta common stock. U.S. holders will, however, recognize gain or loss in connection with any cash received in lieu of a fractional share of Meta common stock. For a description of the material United States federal income tax consequences of the merger, see “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 67. Crestmark shareholders are strongly urged to consult with their tax advisors concerning the United States federal income tax consequences of the merger to them, as well as the effects of state and local, foreign and other tax laws.

The Merger Will Be Accounted for as a Purchase (Page 70)

For accounting and financial reporting purposes, the merger will be treated as a purchase by Meta of Crestmark under the acquisition method of accounting for business combinations in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Meta’s Reasons for the Merger (Page 44)

For a discussion of the factors considered by Meta’s board of directors in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, see “The Merger—Meta’s Reasons for the Merger and Recommendation of the Board of Meta.”

Opinion of Meta’s Financial Advisor (Page 45)

At the January 8, 2018 meeting of Meta’s board of directors, representatives of Raymond James & Associates, Inc., which we refer to in this joint proxy statement/prospectus as Raymond James, rendered Raymond James’s oral opinion to Meta’s board of directors that the exchange ratio was fair, from a financial point of view, to Meta. The oral opinion was subsequently confirmed by Raymond James’s delivery of its written opinion to Meta’s board of directors, dated January 8, 2018, as to the fairness, as of such date, of the exchange ratio in the merger pursuant to the merger agreement to Meta, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Appendix C to this joint proxy statement/prospectus. The summary of the opinion of Raymond James set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such written opinion. Raymond James provided its opinion for the information of Meta’s board of directors (in its capacity as such) in connection with and for purposes of its consideration of the proposed merger. The opinion only addresses the fairness, from a financial point of view, of the exchange ratio provided for in the merger pursuant to the merger agreement to Meta, and does not address any other term or aspect of the merger agreement or the merger. Raymond James’s opinion does not constitute a recommendation to Meta’s board of directors, any stockholder of Meta or any other party as to how to vote or act on any matter relating to the proposed merger or otherwise.

For a more complete description of Raymond James’s opinion, see “The Merger—Opinion of Meta’s Financial Advisor” beginning on page 45 of this joint proxy statement/prospectus.

Crestmark’s Reasons for the Merger (Page 51)

For a discussion of the factors considered by Crestmark’s board of directors in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, see “The Merger—Crestmark’s Reasons for the Merger and Recommendation of the Board of Crestmark.”

Opinion of Crestmark’s Financial Advisor (Page 54)

At the January 8, 2018 meeting at which the Crestmark board of directors considered the merger agreement, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) delivered to the Crestmark board of directors its oral opinion, which was subsequently confirmed in writing on January 8, 2018, to the effect that, as of January 8, 2018 and subject to procedures followed, assumptions made, matters considered and qualifications and limitations described in Sandler O’Neill’s opinion, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to the holders of Crestmark common stock.

The full text of Sandler O’Neill’s opinion is attached as Appendix D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion.

Holders of Crestmark common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed transaction.

The opinion was for the information of, and was directed to, the Crestmark board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Crestmark to engage in the merger or enter into the merger agreement or constitute a recommendation to the Crestmark board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Crestmark common stock or any shareholder of any other entity as to how to vote in connection with the stock issuance proposal, the merger or any other matter.

Certain Directors and Executive Officers May Have Interests in the Merger That Differ from Your Interests (Page 70)

Certain directors and executive officers of Crestmark and/or Crestmark Bank have interests in the merger other than their interests as shareholders, including:

•	Crestmark has entered into a change in control agreement (the “Goik change in control agreement”) and a transaction bonus agreement (the “Goik transaction bonus agreement”) with Michael Goik, Crestmark Bank’s current President and Chief Operating Officer. The Goik change in control agreement and the Goik transaction bonus agreement provide for potential payments of transaction-based compensation in connection with a change in control of Crestmark and termination compensation to Mr. Goik in the event of a qualifying termination of employment.

•	W. David Tull, Crestmark’s current Chairman and Chief Executive Officer, Jack Talkington, Crestmark’s current Chief Financial Officer, and Mark Matheson, Crestmark’s current Chief Credit Officer, have each entered into a change in control agreement with Crestmark that provides for the potential payment of termination compensation in the event of a qualifying termination of such person’s employment with Crestmark or any successor thereto.

•	Immediately following the closing of the merger, Meta will enter into retention bonus agreements with each of Messrs. Talkington and Matheson (each, a “retention bonus agreement”), which will provide that each such person will be granted 1,000 shares of Meta restricted stock (the “retention units”) pursuant to a restricted stock agreement with Meta. Provided that such person remains employed by Meta as of the vesting date of the retention units set forth in the applicable restricted stock agreement, the retention units would vest as follows: 250 shares on September 1 of each of 2018, 2019, 2020 and 2021.

•	Effective as of the effective time of the merger, each of W. David Tull, Crestmark’s Chairman and Chief Executive Officer, and Michael R. Kramer, a member at the law firm Dickinson Wright, PLLC, legal counsel to Crestmark, will be appointed to the board of directors of each of Meta and MetaBank.

•

In connection with the execution of the merger agreement, Meta and Mr. Goik entered into an employment agreement (the “employment agreement”), pursuant to which Mr. Goik will serve as Executive Vice President of MetaBank and President of the Meta Commercial Finance Division, in each case, effective as of the closing date of the merger. The employment agreement provides for the termination of the Goik change in control agreement and the Goik transaction bonus agreement with Crestmark, described above, following the merger. In recognition of the termination of each of the Goik change in control agreement and the Goik transaction bonus agreement with Crestmark as well as

Mr. Goik’s entry into the employment agreement, which contains restrictive covenants, and as a retention incentive, the new employment agreement with Meta provides for a cash payment to Mr. Goik by Meta of $2.20 million following the merger and a restricted stock award by Meta having a total value not to exceed $3.80 million as of the closing date of the merger and which is subject to vesting.

•	To the extent a director or executive officer holds outstanding in-the-money Crestmark stock options immediately prior to the completion of the merger, the in-the-money Crestmark stock options will be cancelled and terminated in exchange for a cash payment, as discussed in “The Merger Agreement—Interest of Certain Persons in the Merger—Treatment of Crestmark Stock Options.” As of the date of the merger agreement, directors and executive officers of Crestmark, collectively, held an aggregate of 42,500 outstanding Crestmark stock options.

•	Pursuant to the terms of the merger agreement, directors and officers of Crestmark will be entitled to certain ongoing indemnification and continued coverage under directors’ and officers’ liability insurance policies following the merger.

Crestmark’s board of directors was aware of these additional interests and considered them when they adopted the merger agreement and approved the merger. For additional details, see “The Merger—Interests of Certain Persons in the Merger” and “Management of the Combined Company Following the Merger.”

We Have Agreed When and How Crestmark Can Consider Third-Party Acquisition Proposals (Page 80)

We have agreed that neither Crestmark nor its representatives will, directly or indirectly, initiate, solicit, knowingly induce, encourage or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal (as defined in the merger agreement), including entering into any agreement in principle or letter of intent with respect to any acquisition proposal or resolve to approve any acquisition proposal; or participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than Meta) any information or data with respect to Crestmark or any of its subsidiaries or otherwise relating to an acquisition proposal.

In addition, we have agreed that Crestmark will not engage in negotiations with or provide confidential information to a third party regarding acquiring Crestmark or its businesses. However, if Crestmark receives an unsolicited acquisition proposal from a third party, Crestmark can participate in negotiations with and provide confidential information to the third party if, among other steps, Crestmark’s board of directors concludes in good faith that the proposal is, or is reasonably likely to lead to, a superior proposal to Meta’s merger proposal. Crestmark’s receipt of a superior proposal or participation in such negotiations does not give Crestmark the right to terminate the merger agreement.

Certain Directors, Executive Officers and Shareholders of Crestmark Have Agreed to Vote Their Shares “FOR” the Merger (Page 91 and Appendix B)

As an inducement to and condition of Meta’s willingness to enter into the merger agreement, certain of Crestmark’s directors and executive officers and holders of Crestmark common stock, representing an aggregate of approximately 34% of Crestmark’s outstanding common stock as of January 9, 2018, have entered into voting agreements with Meta, pursuant to which, among other things, they agreed to vote all of their shares of Crestmark common stock in favor of approval of the Crestmark merger proposal and other matters required to be approved or adopted to effect the merger and any other transactions contemplated by the merger agreement.

We Must Meet Several Conditions to Complete the Merger (Page 84)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	the merger agreement and the merger must be approved by the requisite vote of Crestmark shareholders;

•	the merger agreement, the merger and the issuance of Meta common stock must be approved by the requisite vote of holders of Meta common stock;

•	all requisite regulatory approvals must be obtained and in full force, and all statutory waiting periods in respect thereof must have terminated;

•	all other approvals or consents must be obtained and in full force and all statutory waiting periods in respect thereof must have terminated, except for those which will not result in a material adverse effect on Meta;

•	there must be no government action or other legal restraint or prohibition preventing completion of the merger or the other transactions contemplated by the merger agreement;

•	the Meta common stock that is to be issued in the merger must be approved for listing on the NASDAQ Global Select Market, and the registration statement filed with the SEC, of which this joint proxy statement/prospectus is a part, must be effective;

•	Crestmark’s adjusted tangible common equity, as defined in the merger agreement, must be greater than or equal to $97.0 million;

•	Crestmark must have delivered to Meta Crestmark’s 2017 audited financial statements;

•	Meta must have received (i) resolutions of Crestmark’s board of directors terminating Crestmark’s employee benefit plans, and (ii) other specified evidence of employee benefit plan compliance;

•	Crestmark must have delivered to Meta evidence of satisfaction of any corrective actions;

•	Meta must have received the report from BDO USA LLP regarding the valuation of certain restrictive covenants for purposes of Section 280G of the Code;

•	Meta stockholders must have approved an amendment to Meta’s certificate of incorporation to increase the authorized number of shares of Meta common stock; and

•	Certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties subject to materiality standards set forth in the merger agreement, the compliance in all material respects by the parties with their obligations under the merger agreement and the non-existence of a material adverse effect (as such term is defined in the merger agreement).

Where the law permits, either of Meta or Crestmark could choose to waive a condition to its obligation to complete the merger even when that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

We Must Obtain Regulatory Approvals to Complete the Merger (Page 88)

To complete the merger, Meta and Crestmark must receive prior approval from the Board of Governors of the Federal Reserve System or its designee (the “Federal Reserve”). Meta filed various applications and notices under the Home Owners Loan Act, 12 U.S.C. §§ 1461 et seq. (“HOLA”) and the Bank Holding Company Act of 1956, 12 U.S.C. §§ 1841 et seq. (“BHCA”) for approval of the merger with the Federal Reserve Bank of Minneapolis (“FRB-M”) on March 14, 2018. In addition, completion of the bank merger is subject to the approval of the

Office of the Comptroller of the Currency (the “OCC”). MetaBank filed an application for approval of the bank merger (the “bank merger application”) with the OCC on March 2, 2018. A copy of one or more of the applications and notices has been furnished to the U.S. Department of Justice (the “DOJ”), the Federal Deposit Insurance Corporation (the “FDIC”), and the OCC. Copies of certain of the notices have been filed with the DOJ and the Federal Trade Commission (the “FTC”) pursuant to the Hart-Scott-Rodino Act. As required by Michigan law, a copy of the bank merger application was filed with the Michigan Department of Insurance and Financial Services (the “DIFS”) on March 9, 2018. A courtesy copy of one or more of the applications and notices to the Federal Reserve was provided to the DIFS on March 16, 2018.

The DOJ also has the right to provide input into the approval process of federal banking agencies and would have 30 days following any approval of a federal banking agency to challenge the approval of the mergers on antitrust grounds.

There can be no assurance that the Federal Reserve, the OCC or any other regulator will approve the merger or the bank merger, or as to the date of any such approval. See “Risk Factors—Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the mergers.”

We May Terminate the Merger Agreement (Page 86)

We can mutually agree at any time to terminate the merger agreement without completing the merger, even if Meta has received approval of the Meta merger proposal by its stockholders and Crestmark has received approval of the Crestmark merger proposal by its shareholders. The merger agreement also provides certain additional termination rights, including, among others, the right of either party to terminate the merger agreement without the consent of the other if (i) any requisite regulatory approvals (as hereinafter defined) are not obtained, (ii) Meta stockholders do not approve the Meta merger proposal or if Crestmark shareholders do not approve the Crestmark merger proposal, (iii) the merger is not completed on or before June 30, 2018, as may be extended for two months in order to obtain regulatory approvals if such regulatory approvals have not obtained as of such date, unless the failure to complete the merger by such date is due to the failure of the party seeking to terminate the merger agreement to comply with any of the provisions of the merger agreement or (iv) the consummation of the merger has been enjoined or prohibited by any governmental regulatory authority.

We May Amend or Waive Merger Agreement Provisions (Page 87)

At any time before completion of the merger, either Meta or Crestmark may, to the extent legally allowed, amend in writing the merger agreement or waive in writing compliance by the other with any provision contained in the merger agreement. However, once Crestmark shareholders have approved the Crestmark merger proposal or Meta stockholders have approved the Meta merger proposal, no amendment may be made that would require further approval by Meta stockholders or Crestmark shareholders unless that approval is obtained.

Meta may also change the structure of the merger or the method effecting the merger before the effective time of the merger, so long as any change does not: (i) change the kind or amount of consideration to be received by Crestmark shareholders; (ii) materially delay receipt of regulatory approvals; (iii) adversely affect the federal income tax consequences of the merger to Crestmark’s shareholders; or (iv) cause any of the conditions to complete the merger to be incapable of being satisfied.

The Rights of Crestmark Shareholders Following the Merger Will Be Different (Page 132)

The rights of Meta stockholders are governed by Delaware law, Meta’s certificate of incorporation, as amended (“Meta’s certificate of incorporation”), and Meta’s amended and restated by-laws, as amended (“Meta’s by-laws”). The rights of Crestmark’s shareholders are governed by Michigan law, Crestmark’s amended and restated articles of incorporation, as amended (“Crestmark’s articles of incorporation”), and Crestmark’s by-laws. Upon our completion of the merger, the rights of both stockholder groups will be governed by Delaware law and Meta’s certificate of incorporation and Meta’s by-laws.

Information About the Companies (Page 104)

Meta Financial Group, Inc.

5501 South Broadband Lane

Sioux Falls, South Dakota 57108

(605) 782-1767

Meta is a Delaware corporation headquartered in the Sioux Falls, South Dakota and is the holding company for MetaBank®, a federally chartered savings bank. MetaBank operates in both the Banking and Payments industries through: MetaBank, its community banking operation; Meta Payment Systems, its electronic payments division; AFS/IBEX, its commercial insurance premium financing division; and Refund Advantage, EPS Financial and Specialty Consumer Services, its tax-related financial solutions divisions. As of December 31, 2017, Meta had $5.4 billion in total assets, $3.5 billion in total deposits and $1.5 billion in total loans. Meta common stock trades on the NASDAQ Global Select Market under the symbol “CASH.”

Crestmark Bancorp, Inc.

5480 Corporate Drive, Suite 350

Troy, Michigan 48098

(225) 906-1019

Crestmark, a corporation incorporated in Michigan, is a registered bank holding company that provides working capital solutions through its wholly-owned subsidiary, Crestmark Bank. Crestmark Bank is a Michigan-chartered banking institution that specializes in the provision of commercial lending and leasing products to business customers located throughout the United States. Crestmark Bank conducts its business through its headquarters in Troy, Michigan and a network of loan production offices located in the following cities: Los Angeles, California; Boynton Beach, Florida; Baton Rouge, Louisiana; New York, New York; Franklin, Tennessee; and Toronto, Canada. Crestmark provides business-to-business working capital solutions, equipment leasing and asset-based lending services that are outside the realm of what traditional banks can offer. These services include customizable business lines of credit, machinery and equipment financing, term loans, working capital acquisition funding and expansion financing, discount factoring and traditional factoring. Crestmark customarily provides these services to customers that are not bankable under traditional lending standards, and Crestmark’s loans are based in large part on the value of and control over the borrower’s collateral. Given its specialized commercial banking focus, Crestmark currently has limited exposure to consumer banking relationships. As of December 31, 2017, Crestmark had total assets of approximately $1.2 billion, total deposits of approximately $1.0 billion, and total regulatory capital of approximately $127.5 million. Crestmark Bank’s deposits are insured by the FDIC.

See “Information About the Companies” in this joint proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF META

The following table presents selected historical consolidated financial data for the fiscal years ended September 30, 2017, 2016 and 2015 and as of September 30, 2017 and 2016, derived from Meta’s audited consolidated financial statements, which are included in Meta’s annual report on Form 10-K for the fiscal year ended September 30, 2017 and incorporated by reference in this joint proxy statement/prospectus. The table also presents selected historical consolidated financial data for the fiscal years ended, and as of, September 30, 2015, 2014 and 2013 derived from audited consolidated financial statements that are not included or incorporated by reference in this joint proxy statement/prospectus. Additionally, the table presents selected historical consolidated financial data for the three months ended December 31, 2017 and 2016 and as of December 31, 2017, derived from Meta’s unaudited consolidated financial statements, which are included in Meta’s quarterly report on Form 10-Q for the three months ended December 31, 2017 and incorporated by reference in this joint proxy statement/prospectus. The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and notes thereto for the fiscal years ended September 30, 2017, 2016 and 2015, which are included in Meta’s annual report on Form 10-K for the fiscal year ended September 30, 2017, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and notes thereto for the three months ended December 31, 2017 and December 31, 2016, which are included in Meta’s quarterly report on Form 10-Q for the three months ended December 31, 2017, and, in each case, are incorporated by reference in this joint proxy statement/prospectus. Meta’s historical results may not be indicative of Meta’s future performance.

	At and for the three months ended December 31,		At and for the fiscal year ended September 30,
	2017	2016	2017	2016 (1)	2015	2014	2013
Selected Financial Condition Data
(Dollars in Thousands)
Total assets	$5,417,963	$4,213,329	$5,228,332	$4,006,419	$2,529,705	$2,054,031	$1,691,989
Loans receivable, net	1,500,278	1,107,070	1,317,837	919,470	706,255	493,007	380,428
Securities available for sale	1,992,352	1,471,771	1,693,431	1,469,249	1,256,087	1,140,216	881,193
Securities held to maturity	243,492	604,976	563,529	619,853	345,744	282,933	288,026
Goodwill and intangible assets	149,244	172,370	150,901	65,849	70,505	2,588	2,339
Deposits	3,513,645	3,663,137	3,223,424	2,430,082	1,657,534	1,366,541	1,315,283
Total borrowings	1,398,953	96,336	1,490,067	1,187,578	561,317	497,721	216,456
Stockholders’ equity	437,705	371,786	434,496	334,975	271,335	174,802	142,984
Selected Operations Data
(Dollars in Thousands, Except Per Share Data)
Total interest income	$30,857	$22,575	$108,103	$81,396	$61,607	$48,660	$38,976
Total interest expense	4,661	2,742	14,873	4,091	2,387	2,398	2,954

Net interest income	26,196	19,833	93,230	77,305	59,220	46,262	36,022
Provision loan losses	1,068	843	10,589	4,605	1,465	1,150	—

Net income after provision for loan
losses	25,128	18,990	82,641	72,700	57,755	45,112	36,022
Total non-interest income	29,268	19,349	172,172	100,770	58,174	51,738	55,503
Total non-interest expense	44,042	36,753	199,663	134,648	96,506	78,231	74,403

Income before income tax expense	10,354	1,586	55,150	38,822	19,423	18,619	17,122
Income tax expense	5,684	342	10,233	5,602	1,368	2,906	3,704

Net income	$4,670	$1,244	$44,917	$33,220	$18,055	$15,713	$13,418

Earnings per common share:
Basic	$0.48	$0.14	$4.86	$3.93	$2.68	$2.57	$2.40
Diluted	$0.48	$0.14	$4.83	$3.91	$2.66	$2.53	$2.38

	At and for the three months ended December 31,		At and for the fiscal year ended September 30,
	2017	2016	2017	2016 (1)	2015	2014	2013
Selected Financial Ratios and Other Data
Performance Ratios
Return on average assets	0.45%	0.14%	1.13%	1.10%	0.78%	0.81%	0.78%
Return on average equity	4.30%	1.41%	11.20%	10.80%	8.83%	10.01%	9.36%
Net interest margin, tax equivalent	3.06%	2.90%	3.05%	3.19%	3.03%	2.80%	2.48%
Quality Ratios
Non-performing assets to total assets	0.61%	0.05%	0.72%	0.03%	0.31%	0.05%	0.05%
Allowance for loan losses to total loans	0.59%	0.58%	0.57%	0.61%	0.88%	1.08%	1.02%
Allowance for loan losses to non-performing loans	27%	287%	20%	479%	80%	547%	568%
Excluding insured loans (2)
Non-performing assets to total assets (3)	0.58%	0.05%	0.70%	0.03%	0.31%	0.05%	0.05%
Allowance for loan losses to total loans (4)	0.67%	0.66%	0.63%	0.61%	0.88%	1.08%	1.02%
Allowance for loan losses to non-performing loans (5)	28%	287%	21%	479%	80%	547%	568%
Capital Ratios
Stockholders’ equity to total assets	8.08%	8.82%	8.31%	8.36%	10.73%	8.51%	8.45%
Average stockholders’ equity to average assets	10.53%	10.09%	10.07%	10.19%	8.81%	8.14%	8.37%
Other Data
Book value per common share outstanding at end of year	$45.29	$39.96	$45.15	$39.30	$33.24	$28.33	$23.55
Tangible book value per common share outstanding at end of year	$29.85	$21.43	$29.47	$31.57	$24.60	$27.91	$23.17
Dividends declared per share at end of year	$0.13	$0.13	$0.52	$0.52	$0.52	$0.52	$0.52
Number of full-service offices at end of year	10	10	10	10	10	11	11
Common Shares Outstanding	9,664,846	9,305,079	9,622,595	8,523,641	8,163,022	6,169,604	6,070,654

(1)	See Reclassification and Revision of Prior Period Balances under Note 1—Summary of Significant Accounting Policies in Meta’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017 for additional information describing adjustments made to Meta’s EPS calculation. 2016 YTD basic EPS of $3.95 was corrected to $3.93 and diluted EPS of $3.92 was corrected to $3.91.
(2)	Excludes student loans that are insured by ReliaMax Surety Company.
(3)	The insured student loans that are 90 or more days past due are excluded from non-performing assets.
(4)	The insured student loan balances of $123.7 million at September 30, 2017, $190.7 million and $134 million at December 31, 2017 and December 31, 2016, respectively, are excluded from the total loan balance.
(5)	The insured student loans that are 90 or more days past due are excluded from non-performing loans.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CRESTMARK

The following table sets forth selected historical consolidated statement of operations data of Crestmark for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 and consolidated balance sheet data of Crestmark as of December 31, 2017, 2016, 2015, 2014 and 2013. The selected consolidated statements of operations data of Crestmark for the years ended December 31, 2017, 2016 and 2015 and consolidated balance sheet data of Crestmark as of December 31, 2017 and 2016 have been derived from the audited consolidated financial statements of Crestmark for such years and as of such dates included in this joint proxy statement/prospectus beginning on page F-2 and ending on page F-41. The selected consolidated statements of operations data of Crestmark for the years ended December 31, 2014 and 2013 and consolidated balance sheet data of Crestmark as of December 31, 2015, 2014 and 2013 have been derived from previously audited consolidated financial statements of Crestmark for such fiscal years and as of such dates that are not included in this joint proxy statement/prospectus. The selected consolidated financial data set forth below should be read in conjunction with the section titled “Crestmark Management’s Discussion and Analysis of Crestmark’s Financial Condition and Results of Operations” included elsewhere in this joint proxy statement/prospectus and “Consolidated Financial Statements of Crestmark and Subsidiaries” and the related notes and other financial information included elsewhere in this joint proxy statement/prospectus. Crestmark’s historical results may not be indicative of Crestmark’s future performance.

	At and for the fiscal year ended December 31,
	2017	2016	2015	2014	2013
Selected Financial Condition Data
(Dollars in Thousands)
Total assets	$1,213,421	$908,221	$780,801	$694,527	$502,211
Loans, leases and receivables, net	882,196	676,734	567,947	513,290	417,022
Loans held for sale	42,060	15,108	5,115	—	—
Securities available for sale	27,964	20,347	23,496	20,798	16,715
Goodwill	10,619	9,619	9,619	9,619	5,664
Deposits	1,018,829	719,202	647,521	596,563	431,075
Total borrowings	46,367	64,078	26,505	13,548	4,101
Stockholders’ equity	113,929	92,008	80,988	74,874	63,405
Selected Operations Data
(Dollars in Thousands, Except Per Share Data)
Total interest income	$95,169	$73,921	$69,560	$70,079	$66,552
Total interest expense	12,500	7,952	6,014	3,658	2,580

Net interest income	82,669	65,969	63,546	66,421	63,972
Provision for loan losses	7,250	4,355	47	2,250	8,050

Net interest income after provision for loan losses	75,419	61,614	63,499	64,171	55,922
Total non-interest income	58,552	46,711	28,112	6,947	5,596
Total non-interest expense	103,564	85,980	69,676	46,880	41,157

Income before income tax expense	30,407	22,345	21,935	24,238	20,361
Income tax expense (benefit)	(2,030)	2,558	5,431	6,779	1,088

Net income	32,437	19,787	16,504	17,459	19,273
Net income attributable to noncontrolling interests	3,326	4,242	4,022	5,792	4,879

Net income attributable to Crestmark	$29,111	$15,545	$12,482	$11,667	$14,394

	At and for the fiscal year ended December 31,
	2017	2016	2015	2014	2013
Earnings per share:
Basic	$23.54	$12.25	$10.61	$10.20	$12.74
Diluted	$22.52	$11.70	$9.75	$9.34	$11.86
Selected Financial Ratios and Other Data
Performance Ratios
Return on average assets	2.84%	1.85%	1.67%	2.14%	3.26%
Return on average equity	30.74%	17.86%	15.87%	16.63%	24.67%
Net interest margin	9.48%	9.44%	10.18%	12.80%	14.66%
Quality Ratios
Non-performing assets to total assets	0.71%	0.85%	0.84%	1.21%	2.37%
Allowance for loan losses to total loans	1.16%	1.49%	1.67%	1.92%	3.02%
Allowance for loan losses to non-performing loans	158%	263%	147%	119%	109%
Capital Ratios
Stockholders’ equity to total assets	9.39%	10.13%	10.37%	10.78%	12.63%
Average stockholders’ equity to average assets	9.25%	10.33%	10.53%	12.90%	13.23%
Other Data
Book value per common share outstanding at end of year (1)	$88.83	$71.89	$66.04	$61.70	$53.84
Tangible book value per common share outstanding at end of year (1)	80.30	64.04	57.82	53.46	48.79
Dividends declared per share at end of year	—	4.50	4.25	4.00	3.75
Number of full-service offices at end of year	7	6	6	6	6
Common Shares Outstanding	1,245,247	1,226,247	1,169,947	1,168,197	1,121,297

(1)	For the purpose of calculating book value per common share and tangible book value per common share, stockholder’s equity excludes noncontrolling interests.

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following table shows selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of Meta giving effect to the merger with Crestmark. The selected unaudited pro forma condensed combined financial information assumes that the merger is accounted for under the acquisition method of accounting for business combinations in accordance with U.S. GAAP, with Meta treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Crestmark, as of the effective date of the merger, will be recorded by Meta at their respective estimated fair values, and the excess of the merger consideration over the fair value of Crestmark’s net assets will be allocated to goodwill.

Meta’s fiscal year ends on September 30 while Crestmark’s fiscal year ends on December 31. The unaudited pro forma condensed combined income statement information for the fiscal year ended September 30, 2017 and the three months ended December 31, 2017 is presented as if the merger was consummated on October 1, 2016, the first business day of Meta’s 2017 fiscal year. The unaudited pro forma condensed combined income statement for the fiscal year ended September 30, 2017 combines Meta’s audited consolidated statement of income for the fiscal year ended September 30, 2017 with Crestmark’s audited consolidated statement of income for the fiscal year ended December 31, 2017 (in each case, the most recently completed fiscal year). As a result of the different fiscal year ends, and in order to present results for comparable periods, the unaudited pro forma condensed combined income statement for the three-month period ended December 31, 2017 combines Meta’s unaudited consolidated statement of income for the three months ended December 31, 2017 with Crestmark’s unaudited consolidated statement of income for the three months ended December 31, 2017. The unaudited pro forma condensed combined balance sheet information as of December 31, 2017 gives effect to the merger as if it occurred on December 31, 2017, and combines the historical balance sheets of Meta and Crestmark as of December 31, 2017.

The selected unaudited pro forma condensed combined financial data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this joint proxy statement/prospectus under “Unaudited Pro Forma Condensed Combined Financial Information.”

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented. The selected unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. Further, as explained in more detail in the notes accompanying the more detailed unaudited pro forma condensed combined financial information included under “Unaudited Pro Forma Condensed Combined Financial Information,” the preliminary allocation of the purchase price reflected in the selected unaudited pro forma condensed combined financial information is based on preliminary estimates and currently available information, some of which assumptions cannot be finalized until the consummation of the merger, is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the adjustments made in the unaudited pro forma condensed combined financial information, which are described in those notes, are preliminary and may be revised.

	Three Months Ended December 31, 2017	Fiscal Year Ended September 30, 2017
	(Dollars in Thousands)
Income Statement Data:
Total interest and dividend income	$57,433	$204,770
Total interest expense	8,728	20,431

Net interest income	48,705	184,339
Provision for loan and lease losses	4,318	17,839

Net interest income after provision for loan and lease losses	44,387	166,500
Total non-interest income	44,156	230,724
Total non-interest expense	72,227	310,040

Income before income taxes	16,316	87,184
Income tax expense (benefit) (1)	(2,024)	8,658

Net income	$18,340	$78,526

(1)	Includes a one-time expense of $3.6 million for Meta and a benefit of $5.7 million for Crestmark for the three months ended December 31, 2017 related to the remeasurement of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act.

As of December 31, 2017
(Dollars in Thousands)
Balance Sheet Data:
Total assets	$6,809,181
Investment securities	2,263,808
Loans receivable, net of allowance for loan and lease losses	2,419,629
Total deposits	4,525,453
Total borrowings	1,446,320
Total stockholders’ equity	742,949

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA AND COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Summarized below is the per share information for Meta and Crestmark on a historical, pro forma combined and equivalent basis. The data provided below is unaudited. The pro forma combined and pro forma equivalent data give effect to the merger as if the transaction had been effective on October 1, 2016, in the case of the per share earnings and dividend data, and on December 31, 2017, in the case of the per share book value and tangible book value data. This information should be read together with the historical consolidated financial statements and related notes of Meta filed with the SEC and/or included in and incorporated by reference into this joint proxy statement/prospectus, and with the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. See “Crestmark Bancorp, Inc. and Subsidiaries Financial Statements,” “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Information.”

The pro forma combined information gives effect to the merger accounted for under the acquisition method of accounting for business combinations in accordance with U.S. GAAP. The pro forma calculations reflect the issuance of 3,306,530 shares of Meta common stock in the merger based upon 1,247,747 shares of Crestmark common stock outstanding as of January 9, 2018.

The information is presented for illustrative purposes only and does not indicate the financial results or financial condition of the combined company had the companies actually been combined at the dates indicated. The pro forma information also does not consider any integration expenses, expense efficiencies or other potential effects of the merger.

	Meta Three Months Ended December 31, 2017	Crestmark Three Months Ended December 31, 2017	Meta Pro Forma Combined Three Months Ended December 31, 2017		Crestmark Pro Forma Equivalent Share (1) Three Months Ended December 31, 2017
Basic earnings per common share	$0.48	$11.22	$1.35		$3.58
Diluted earnings per common share	0.48	10.74	1.34		3.56
Cash dividends paid per common share	0.13	—	0.13	(2)	0.34
Book value per common share	45.29	88.83	57.00	(3)	151.06

	Meta Fiscal Year Ended September 30, 2017	Crestmark Fiscal Year Ended December 31, 2017	Meta Pro Forma Combined		Crestmark Pro Forma Equivalent Share (1)
Basic earnings per common share	$4.86	$23.54	$5.99		$15.87
Diluted earnings per common share	4.83	22.52	5.96		15.80
Cash dividends paid per common share	0.52	—	0.52	(2)	1.38
Book value per common share	45.15	88.83	57.19	(3)	151.56

(1)	Pro forma equivalent per share information is calculated based on pro forma combined multiplied by the exchange ratio of 2.65.
(2)	Pro forma combined cash dividends paid per common share represent Meta’s historical dividends per share.
(3)	Pro forma combined book value per common share is calculated based on pro forma total stockholders’ equity of $739,426,000 as of December 31, 2017 divided by 12,971,376 and 12,929,125 pro forma shares of common stock outstanding at December 31, 2017 and September 30, 2017, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, as well as Meta’s other filings with the SEC and other communications by Meta, MetaBank, Crestmark and Crestmark Bank, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding anticipated synergies of the mergers, the possibility that the mergers will facilitate Meta’s and MetaBank’s growth through complementary product and service offerings, the anticipated addition of persons to Meta’s board of directors and executive management team, and the expected timetable for completing the mergers. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” or the negative of those terms, or other words of similar meaning or similar expressions. You should carefully read statements that contain these words because they discuss our future expectations or state other “forward-looking” information.

These forward-looking statements are based on information currently available and assumptions about future events, and include statements with respect to the beliefs, expectations, estimates, and intentions of Meta and Crestmark, which are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond Meta’s control and Crestmark’s control. Such risks, uncertainties and other factors may cause actual growth, results of operations, financial condition, cash flows, performance and business prospects and opportunities to differ materially from those expressed in or implied by these forward-looking statements. The potential risks, uncertainties and other factors that could cause actual results to differ from those projected include, among other things, the risk that the transaction may not occur on a timely basis or at all; the parties’ ability to obtain regulatory approvals and the shareholder approvals, and otherwise satisfy the other conditions to closing, on a timely basis or at all; the risk that the businesses of Meta and MetaBank, on the one hand, and Crestmark and Crestmark Bank, on the other hand, may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; the expected growth opportunities, beneficial synergies and/or operating efficiencies from the proposed transaction may not be fully realized or may take longer to realize than expected; customer losses and business disruption following the announcement or consummation of the proposed transaction; potential litigation relating to the merger; changes in the price of Meta common stock before the closing of the merger; changes in the competitive environment among financial holding companies and banks; the risk that Meta may incur unanticipated or unknown losses or liabilities if it completes the proposed transaction with Crestmark and Crestmark Bank; and other economic, competitive, governmental, regulatory and technological factors affecting Meta’s and Crestmark’s operations, products, services and prices.

The foregoing list of factors is not exclusive. We caution you not to place undue reliance on these forward-looking statements. The forward-looking statements included in this joint proxy statement/prospectus speak only as of the date hereof. Additional discussions of these and other risks, uncertainties and other factors applicable to Meta and Crestmark, see “Risk Factors” in this joint proxy statement/prospectus, in Meta’s Annual Report on Form 10-K for Meta’s fiscal year ended September 30, 2017, in Meta’s Quarterly Report on Form 10-Q for Meta’s fiscal quarter ended December 31, 2017 and in other filings made by Meta with the SEC incorporated by reference into this joint proxy statement/prospectus. Meta and Crestmark expressly disclaim any intent or obligation to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of Meta, Crestmark or their respective subsidiaries, whether as a result of new information, changed circumstances or future events, or for any other reason.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in, and the other documents incorporated by reference into, this joint proxy statement/prospectus, including in particular the risk factors associated with Meta’s business contained under the heading “Risk Factors” and in other sections of Meta’s Annual Report on Form 10-K for Meta’s fiscal year ended September 30, 2017 as updated by Meta’s Quarterly Reports on Form 10-Q. See “Where You Can Find More Information.”

Risks Related to the Merger

Because the market price of Meta common stock will fluctuate, Crestmark shareholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, holders of Crestmark common stock will receive for each share of Crestmark common stock they hold immediately prior to the completion of the merger a fixed exchange ratio of 2.65 shares of fully paid and non-assessable Meta common stock, and each outstanding in-the-money Crestmark stock option will be cancelled and converted into the right to receive an amount in cash equal to the product of the number of shares of Crestmark common stock underlying such in-the-money Crestmark stock option, multiplied by the excess of (a) the per share purchase price over (b) the exercise price of such in-the-money Crestmark stock option, less any applicable withholding taxes. The exchange ratio will not be adjusted for changes in the market price of Meta common stock between the date of signing the merger agreement and completion of the merger (other than to give effect to a stock split, stock dividend or similar transaction with respect to the outstanding shares of Meta common stock). Any change in the market price of Meta common stock prior to completion of the merger will affect the value of any shares of Meta common stock Crestmark shareholders receive as consideration in the merger and the option merger consideration. The market price of Meta common stock may fluctuate as a result of a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are outside our control. Accordingly, at the time of the Crestmark special meeting, Crestmark shareholders will not know or be able to calculate the market price of Meta common stock that they will receive upon completion of the merger.

The lack of a public market for Crestmark’s common stock may make it difficult to evaluate the fairness of the merger, and Crestmark shareholders may receive consideration in the merger that is greater than or less than the fair value of the shares of common stock of Crestmark.

Crestmark is privately held and its outstanding capital stock is not traded in any public market. The lack of a public market may make it difficult to determine the fair value of Crestmark or its shares of common stock. As the exchange ratio, and, accordingly, the approximate number of shares of Meta common stock to be issued to the Crestmark shareholders in the merger were determined based on negotiations between the parties, it is possible that, at the effective time of the merger, the aggregate value of the Meta common stock to be issued in connection with the merger may be greater or less than the fair value of Crestmark.

Crestmark will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Crestmark and consequently on Meta. These uncertainties may impair Crestmark’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Crestmark to seek to change existing business relationships with Crestmark. Retention of certain employees may be challenging during the pendency of the merger, as employees may experience uncertainty about their future roles with Meta. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Meta, Meta’s business following the merger could be harmed. In addition, the merger agreement restricts Crestmark from making certain acquisitions and taking other specified actions without the consent of Meta, and generally requires Crestmark to continue its operations in the ordinary course, until the merger occurs. These restrictions may prevent Crestmark from pursuing attractive business opportunities that may arise prior to the completion of the merger. For a description of the restrictive covenants to which Crestmark is subject, see “The Merger Agreement—Conduct of Business Pending the Merger.”

Combining our two companies may be more difficult, costly or time-consuming than we currently expect, and we may fail to realize the anticipated benefits of the merger.

Meta and Crestmark have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and synergies, will depend, in part, on Meta’s ability to successfully combine and integrate the Crestmark business into its own in a manner that permits growth opportunities and does not materially disrupt existing business relationships or result in decreased revenues due to loss of such relationships. It is possible that the integration process could result in uncertainty among Meta and Crestmark employees about their roles within Meta following the merger. As a result, the integration process may have an adverse effect on our ability to attract or retain key management and key employees or lead to the disruption of either company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees. As with any merger of banking institutions, there also may be business disruptions that cause us to lose customers or business partners or cause customers to take their deposits out of our banks. In particular, MetaBank has limited experience in certain areas of business in which Crestmark operates, including commercial factoring and commercial leasing. As a result of integration issues and business disruptions resulting from such limited experience, or due to a lack of familiarity with MetaBank, current Crestmark Bank customers may turn to other providers of commercial factoring and commercial leasing following the consummation of the merger. The success of the combined company following the merger and the bank merger may depend, in part, on the ability of Meta to integrate the two businesses, business models and cultures. If Meta experiences difficulties in the integration process, including those listed above, Meta may fail to realize the anticipated benefits of the merger in a timely manner or at all. Meta’s business or results of operations or the value of its common stock may be materially and adversely affected as a result.

The market price of Meta common stock after the merger may be affected by factors different from those currently affecting Meta common stock.

The businesses of Meta and Crestmark differ in some respects and, accordingly, the results of operations of the combined company and the market price of Meta common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Meta or Crestmark. For a discussion of the business of Meta and of certain factors to consider in connection with the business of Meta, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information,” including in particular the section titled “Risk Factors” in Meta’s Annual Report on Form 10-K for Meta’s fiscal year ended September 30, 2017. For a discussion of the business of Crestmark, see “Information About the Companies” and “Crestmark Management’s Discussion and Analysis of Crestmark’s Financial Condition and Results of Operations.”

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the mergers.

Before the mergers may be completed, Meta and Crestmark must obtain approvals from the Federal Reserve and the OCC. Prior notice of the bank merger must also be provided to the DIFS, which was provided on

March 9, 2018. Other approvals, waivers, non-objections or consents from regulators may also be required (all such required approvals, collectively, the “requisite regulatory approvals”). In determining whether to grant the requisite regulatory approvals, regulators consider a variety of factors, including the regulatory standing of each party and the other factors described under “The Merger Agreement—Regulatory Approvals Required for the Merger.” An adverse development in any party’s regulatory standing could cause the granting of any such requisite regulatory approval to be delayed or denied. Additionally, the regulators may impose adverse or burdensome conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on, or limiting the revenues of, the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger and the bank merger. Receipt of the requisite regulatory approvals could also be adversely impacted by the existence and status of any ongoing investigation of the parties or any of their respective customers, program managers or other marketers, including subpoenas to provide information or investigations by any federal, state or local governmental agency. We may not be able to obtain the requisite regulatory approvals within the timeframe that the parties presently expect, or at all, and we cannot provide any assurances that the regulators will not impose additional conditions to the completion of the merger or the bank merger. Our ability to obtain the requisite regulatory approvals in a timely manner, or at all, could also be adversely impacted if individuals or groups exercise their right to comment on the merger and the bank merger and raise an objection to the transactions. See “The Merger Agreement—Regulatory Approvals Required for the Merger.”

Some Crestmark directors and officers may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.

Certain of Crestmark’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Crestmark’s shareholders generally. These interests and arrangements may create potential conflicts of interest. For a description of these interests, see “The Merger—Interests of Certain Persons in the Merger.”

The merger agreement limits Crestmark’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Crestmark’s ability to solicit, encourage or discuss competing third-party proposals to acquire all or a significant part of Crestmark. These provisions, which include a $10.0 million termination fee, might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Crestmark from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Crestmark than it might otherwise have proposed to pay.

Termination of the merger agreement could negatively impact Meta or Crestmark.

Completion of the merger is conditioned upon the satisfaction of certain closing conditions, including the approval of the Meta merger proposal and the Crestmark merger proposal. In addition, if the merger is not completed on or before June 30, 2018, as may be extended automatically for two months in order to obtain regulatory approvals, either Meta or Crestmark may choose not to proceed with the merger. Meta and/or Crestmark may also terminate the merger agreement under certain circumstances. The required conditions to close the merger may not be satisfied in a timely manner, if at all, or, if permissible, waived. Any delay in completing the merger could cause the combined company not to realize some or all of the benefits that the combined company expects to achieve if the merger is successfully completed within its expected time frame. In the event the merger agreement is terminated, Meta’s or Crestmark’s business may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger. The market price of Meta common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed. If the merger agreement is terminated and Crestmark’s board of directors seeks another merger or business combination, Crestmark shareholders cannot be certain that Crestmark will be able to find a party willing to offer equivalent or more attractive consideration than the merger consideration provided in the merger. If the merger agreement is terminated under certain circumstances, (i) Crestmark may be required to pay Meta a termination fee of $10.0 million or (ii) Meta may be required to pay Crestmark a termination fee of $10.0 million. If the merger agreement is terminated, Meta or Crestmark may experience negative reactions from its customers, vendors and employees. See “The Merger Agreement—Termination of the Merger Agreement.”

We expect to incur substantial expenses related to the merger and the integration of Crestmark into Meta.

We expect to incur synergy planning and integration costs in connection with the merger. While we have assumed the level of such expenses we expect to incur, there are many factors beyond our control that could affect the total amount or the timing of the merger and integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. To the extent these merger and integration expenses are higher than anticipated, our future operating results and financial condition may be materially adversely affected.

Current holders of Meta common stock and current holders of Crestmark common stock will have a reduced ownership and voting interest in their respective companies after the merger and will exercise less influence over management.

Holders of Crestmark common stock currently have the right to vote on matters affecting Crestmark, and current holders of Meta common stock currently have the right to vote on matters affecting Meta. Upon the completion of the merger, each Crestmark shareholder that receives shares of Meta common stock will become a stockholder of Meta with a percentage ownership interest in Meta with respect to such shares that is smaller than the shareholder’s current percentage ownership interest in Crestmark. Upon receiving 2.65 shares of Meta common stock per issued and outstanding share of Crestmark common stock following the effective time of the merger, the former shareholders of Crestmark would collectively receive shares in the merger constituting approximately 25%, and the current stockholders of Meta would hold shares constituting approximately 75%, of the outstanding shares of Meta common stock immediately after the merger based on the number of shares of Meta common stock and Crestmark common stock outstanding as of January 9, 2018. Because of this, current Meta stockholders will have less influence on the management and policies of Meta than they have prior to the merger, and Crestmark shareholders will have less influence on the management and policies of Meta than they have on the management and policies of Crestmark prior to the merger.

The respective opinions of Meta’s financial advisor and of Crestmark’s financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Meta and Crestmark have not obtained, as of the date of this joint proxy statement/prospectus, and do not expect to obtain, updated opinions from their respective financial advisors. The opinions of Meta’s and Crestmark’s financial advisors were each based on certain facts and assumptions regarding the operations and prospects of Meta and Crestmark, general market and economic conditions and other factors as of the dates of such opinions. Changes in the operations and prospects of Meta or Crestmark, general market and economic conditions and other factors that may be beyond the control of Meta or Crestmark may significantly alter the value of Meta or Crestmark, the price of the shares of Meta common stock by the time the merger is completed or the future price at which Meta common stock trades. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because Meta and Crestmark do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration or the exchange ratio, as applicable, from a financial point of view at the time a Meta stockholder or Crestmark shareholder votes or at the time the merger is completed. For descriptions of the opinions that Meta and Crestmark received from their respective financial advisors, please refer to “The Merger—Opinion of Meta’s Financial Advisor” and “The Merger—Opinion of Crestmark’s Financial Advisor.”

Our future results following the merger may differ materially from the unaudited pro forma financial information included in this document.

The unaudited pro forma financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Meta and Crestmark currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Crestmark’s net assets. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Crestmark as of the date of the completion of the merger. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition and results of operations following the merger. Any change in the combined company’s financial condition or results of operations may cause significant variations in the price of Meta common stock. In addition, following the completion of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The shares of Meta common stock that Crestmark shareholders will receive as a result of the merger will have different rights from shares of Crestmark common stock.

The rights associated with Crestmark common stock are different from the rights associated with Meta common stock. For a discussion of the different rights associated with Meta common stock, see “Comparison of Stockholder Rights.”

Risks Related to Crestmark’s Business

Adverse changes in economic conditions or interest rates may negatively affect Crestmark’s earnings, capital and liquidity.

The results of operations for financial institutions, including Crestmark, may be materially and adversely affected by changes in prevailing economic conditions in the markets in which Crestmark operates, including increases or decreases in the value of collateral or the financial health of borrowers. Crestmark’s business may also be negatively impacted by changing interest rates and changes in the monetary and fiscal policies of the federal government. Crestmark’s profitability is heavily influenced by the spread between the interest rates it earns on loans and investments and the interest rates it pays on deposits and other interest-bearing liabilities. Like most banking institutions, Crestmark’s net interest spread and margin is affected by general economic conditions and other factors that influence market interest rates and Crestmark’s ability to respond to changes in these rates. At any given time, Crestmark’s assets and liabilities may be such that they will be affected differently by a given change in interest rates. Furthermore, a downturn in local or national economic conditions may adversely affect Crestmark’s specialty lending operations focused on certain industries or its traditional factoring services because, if Crestmark is unable to collect on purchased receivables, Crestmark will sustain losses, which in some cases may be material. Moreover, a recession may result in a reduction in demand for Crestmark’s financial services, which could lead to a reduction in fees and overall profitability of Crestmark’s loan portfolio.

Significant declines in economic conditions may stress the financial health of Crestmark’s borrowers and decrease the value of Crestmark’s collateral more significantly than traditional banks.

Crestmark provides business-to-business working capital solutions, equipment leasing and asset-based lending services that are outside the realm of what traditional banks typically offer. These services include customizable business lines of credit, machinery and equipment financing, term loans, working capital acquisition funding and expansion financing, discount factoring and traditional factoring. Crestmark typically provides these services to customers who are not “bankable” under traditional lending standards and Crestmark’s loans are based in large part on the value of and control over the borrower’s collateral. Stressed economic conditions may reduce the ability of Crestmark’s borrowers to make loan and lease payments or cause the value of Crestmark’s collateral to decline. The effect of a downturn in general economic conditions may be more significant for Crestmark’s business than for traditional banks due to the specialized nature of its financial products and collateral.

Changes in pricing, availability or regulation of brokered deposits and listing services as sources of capital could have a negative impact on Crestmark’s business.

Crestmark is a non-cash bank and does not maintain a traditional retail branch or deposit network. Crestmark primarily relies upon brokered deposits and internet listing services as sources of capital, which are supplemented by internet-based retail and commercial deposits. If brokered deposits or funds from listing services become more expensive or otherwise more difficult to obtain and Crestmark is unable to replace them with suitable sources of liquidity, Crestmark’s net interest margin, liquidity, profitability and results of operations could suffer.

Crestmark’s future success is dependent on its ability to compete effectively in the highly competitive banking industry.

Crestmark faces substantial competition in all phases of its operations from a variety of different competitors, and its future growth and success depends on its ability to compete effectively in this highly competitive environment. Crestmark competes for loans, leases and other financial services with numerous national and regional banks, thrifts, credit unions and other financial institutions, as well as other entities that provide financial services, including specialty lenders, securities firms and mutual funds. Some of the financial institutions and financial service organizations with which Crestmark competes are not subject to the same degree of regulation as Crestmark. Many of Crestmark’s competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than Crestmark does, offer larger branch networks than Crestmark and offer other services which Crestmark does not, including trust and international banking services. Most of these entities have greater capital and other resources than Crestmark does, which, among other things, may allow them to price their services at levels more favorable to customers and to provide larger credit facilities than Crestmark does. This competition may limit Crestmark’s growth or earnings. Under specified circumstances (that have been modified by the Dodd-Frank Act), securities firms and insurance companies that elect to become financial holding companies under the BHCA may acquire banks and other financial institutions. The financial services industry may also become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Crestmark’s risk management systems may fall short of their intended objectives.

Crestmark seeks to monitor and control its risk exposure through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems, internal controls, management review processes and other mechanisms. While Crestmark employs risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes, which may result in Crestmark incurring losses.

Crestmark may not be able to successfully adapt to evolving industry standards and market pressures.

Crestmark’s success depends, in part, on the ability to adapt products and services to evolving industry standards. There is increasing pressure to provide financial products and services at lower prices, which may reduce net interest income and non-interest income from fee-based products and services. In addition, the widespread adoption of new technologies could require Crestmark to make substantial capital expenditures to modify or adapt existing products and services or develop new products and services. Crestmark may not be successful in introducing new products and services in response to industry trends or developments, including trends or developments in technology, or those new products may not achieve market acceptance. As a result, Crestmark could lose business, or be forced to price products and services on less advantageous terms to retain or attract clients. As a result, Crestmark’s business, financial condition, or results of operations may be adversely affected.

The soundness of other financial institutions could adversely affect Crestmark.

Crestmark’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing and counterparty or other relationships. Crestmark has exposure to many different industries and counterparties, and it routinely executes transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by Crestmark or by other institutions. Even routine funding transactions expose Crestmark to credit risk in the event of default of its counterparty or client. In addition, Crestmark’s credit risk may be exacerbated when the collateral held by it cannot be realized upon or is liquidated at prices insufficient to recover the full amount of the financial instrument exposure due to Crestmark. There is no assurance that any such losses would not materially and adversely affect Crestmark’s results of operations.

The timing and effect of Federal Reserve Board policy normalization remains uncertain.

In September 2014, the Federal Reserve Board announced principles it would follow to implement monetary policy normalization, that is, to raise the Federal funds rate and other short-term interest rates to more historically normal levels and to reduce the Federal Reserve’s securities holdings, so as to promote its statutory mandate of maximum employment and price stability. The Federal Open Market Committee (“FOMC”) took the initial step in that process by raising the Federal funds rate by 25 basis points in December 2015, the first such action since December 2008. Subsequently, the FOMC refined the normalization principles and announced greater detail about its planned approach. In September 2017, the FOMC announced the start of gradual reduction in the Federal Reserve’s securities holdings, commencing in October 2017. In each of March, June, and December 2017, the FOMC raised the Federal funds rate by 25 basis points, and announced its intention to continue to raise the Federal funds rate gradually over the next few years. There can be no assurance that these reductions in the Federal Reserve’s securities holdings, and increases in the Federal funds rate, will continue to occur, that they will be gradual if they do occur, or as to the actual impact of those policies on the financial markets, the broader economy, or on Crestmark’s business, financial condition, results of operations, or access to credit.

The effect of financial services legislation and regulations remains uncertain.

On February 3, 2017, President Trump signed Executive Order 13772, specifying new core principles for regulating the U.S. financial system. Among other things, the President directed the Secretary of the Treasury, in consultation with federal regulatory agencies, to review existing laws and regulations and report on the extent to which they were consistent with the core principles. Beginning in February 2017, Congress passed, and the President signed, more than a dozen resolutions under the Congressional Review Act, repealing various federal regulations, including regulations adopted by the Consumer Financial Protection Bureau (the “CFPB”). Certain bills pending in Congress would, if enacted, repeal or substantially amend various provisions of the Dodd-Frank

Act. Proposals to modify existing regulations in light of the new core principles are under consideration by various federal regulatory agencies, including the CFPB. There can be no assurance that any such legislation will be enacted, or that changes in existing regulations will be adopted to implement the new core principles.

Thus, the effect of financial services legislation and regulations remains uncertain. The implementation, amendment, or repeal of federal financial services laws or regulations may limit Crestmark’s business opportunities, impose additional costs on Crestmark, impact Crestmark’s revenues or the value of its assets, or otherwise adversely affect Crestmark’s business.

Crestmark’s credit losses could increase and its allowance may not be adequate to cover actual loan losses.

The risk of nonpayment of loans and leases is inherent in lending and leasing activities, and nonpayment, when it occurs, may have a materially adverse effect on Crestmark’s earnings and overall financial condition, as well as the value of its common stock. Crestmark’s focus on asset-based loans subjects Crestmark to the potential for fraud by borrowers regarding the value of underlying collateral. As a result, Crestmark may assume different or greater lending risks than other banks. Crestmark makes various assumptions and judgments about the collectability of Crestmark’s loan portfolio and provides an allowance for losses based on several factors. If Crestmark’s assumptions are wrong, Crestmark’s allowance may not be sufficient to cover Crestmark’s losses, which would have an adverse effect on Crestmark’s operating results. The actual amounts of future provisions for loan losses cannot be determined at this time and may exceed the amounts of past provisions. Additions to Crestmark’s allowance decrease Crestmark’s net income.

Crestmark relies heavily on its management and other key personnel, and the loss of any of them may adversely affect its operations.

Crestmark is dependent upon the services of its management team, including its executive officers and its other senior managers. The unanticipated loss of Crestmark’s executive officers, or any of its other senior managers, could have an adverse effect on its growth and performance.

In addition, Crestmark depends on Crestmark’s key sales managers. Several of Crestmark’s sales managers are responsible, or share responsibility, for generating and managing a significant portion of Crestmark’s loan and leasing portfolio. Crestmark’s success can be attributed in large part to the relationships these individuals, as well as members of Crestmark’s management team, have developed and are able to maintain with Crestmark’s customers as Crestmark continues to implement Crestmark’s community banking philosophy. The loss of any of these sales managers could adversely affect Crestmark’s portfolio and performance, and Crestmark’s ability to generate new loans. Many of Crestmark’s key employees have signed agreements with Crestmark agreeing not to compete with Crestmark in one or more of Crestmark’s markets for specified time periods if they leave employment with Crestmark. However, Crestmark may not be able to effectively enforce such agreements.

Some of the other financial institutions in Crestmark’s markets also require their key employees to sign agreements that preclude or limit their ability to leave their employment and compete with them or solicit their customers. These agreements make it more difficult for Crestmark to hire sales managers with experience in Crestmark’s markets who can immediately solicit their former or new customers on Crestmark’s behalf.

Crestmark’s business is subject to operational risks.

Crestmark, like most financial institutions, is exposed to many types of operational risks, including the risk of fraud by borrowers, employees or outsiders, unauthorized transactions by employees or operational errors. Operational errors may include clerical or recordkeeping errors or those resulting from faulty or disabled computer or telecommunications systems. Given Crestmark’s volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully corrected. Crestmark’s necessary dependence upon automated systems to record and process its transaction volume may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect.

Crestmark may also be subject to disruptions of its operating systems arising from events that are wholly or partially beyond its control, including, for example, computer viruses or electrical or telecommunications outages, which may give rise to losses in service to customers and to loss or liability to Crestmark. Crestmark is further exposed to the risk that its external vendors may be unable to fulfill their contractual obligations to it, or will be subject to the same risk of fraud or operational errors by their respective employees as is Crestmark, and to the risk that Crestmark’s or its vendors’ business continuity and data security systems prove to be inadequate. Crestmark also faces the risk that the design of its controls and procedures proves inadequate or is circumvented, causing delays in detection or errors in information. Although Crestmark maintains a system of controls designed to keep operational risks at appropriate levels, there can be no assurance that it will not suffer losses from operational risks in the future that may be material in amount.

Crestmark is subject to significant government regulation, and any regulatory changes may adversely affect Crestmark.

The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, the federal deposit insurance fund, and the stability of the U.S. financial system, not Crestmark’s creditors or shareholders. Existing state and federal banking laws subject Crestmark to substantial limitations with respect to the making of loans, the purchase of securities, the payment of dividends and many other aspects of Crestmark’s business. Some of these laws may benefit Crestmark, others may increase Crestmark’s costs of doing business, or otherwise adversely affect Crestmark and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, which may be accelerated by the recent change in the federal administration, and Crestmark cannot predict the ultimate effect of these changes, which could have a material adverse effect on Crestmark’s profitability or financial condition. Federal economic and monetary policy may also affect Crestmark’s ability to attract deposits, make loans and achieve satisfactory interest spreads.

Minimum capital requirements have increased.

The provisions of the Dodd-Frank Act relating to capital to be maintained by financial institutions approach convergence with the standards (generally known as Basel III) adopted in December, 2010 by the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision. Among other things, those standards contain a narrower definition of elements qualifying for inclusion as Tier 1 capital and higher minimum risk-based capital levels than those specified in previous U.S. law and regulations. In July, 2013, the U.S. federal bank regulatory agencies adopted regulations to implement the provisions of the Dodd-Frank Act and Basel III for U.S. financial institutions. The new regulations became applicable to Crestmark effective January 1, 2015.

The new regulations implemented (i) revised definitions of regulatory capital elements, (ii) a new common equity Tier 1 (“CET 1”) minimum capital ratio requirement, (iii) an increase in the existing minimum Tier 1 capital ratio requirement, (iv) new limits on capital distributions and certain discretionary bonus payments if an institution does not hold a specified amount of CET 1 (called a capital conservation buffer) in addition to the amount required to meet its minimum risk-based capital requirements, (v) new risk-weightings for certain categories of assets, and (vi) other requirements applicable to banking organizations which have total consolidated assets of $250 billion or more, total consolidated on-balance sheet foreign exposure of $10 billion or more, elect to use the advanced measurement approach for calculating risk-weighted assets, or are subsidiaries of banking organizations that use the advanced measurement approach (“Advanced Approaches Entities”).

Among other things, the new regulations generally require banking organizations to recognize in regulatory capital most components of accumulated other comprehensive income (“AOCI”), including accumulated unrealized gains and losses on available for sale securities. This requirement, which was not imposed under previous risk-based capital regulations, may be avoided by banking organizations, such as Crestmark, that are not Advanced Approaches Entities, by making a one-time, irrevocable election on the first quarterly regulatory report following the date on which the regulations become effective as to them. Crestmark made the one-time, irrevocable election regarding the treatment of AOCI on March 31, 2015.

In addition, the new regulations (unlike the original proposal), permit companies such as Crestmark, which had total assets of less than $15 billion on December 31, 2009, and had issued trust preferred securities on or prior to May 19, 2010, to continue to include such securities in Tier 1 capital.

On January 1, 2015, for banking organizations such as Crestmark that are not Advanced Approaches Entities, the new regulations mandated a minimum ratio of CET 1 to standardized total risk-weighted assets (“RWA”) of 4.5%, an increased ratio of Tier 1 capital to RWA of 6.0% (compared to the prior requirement of 4.0%), a total capital ratio (that is, the sum of Tier 1 and Tier 2 capital to RWA) of 8.0%, and a minimum leverage ratio (that is, Tier 1 capital to adjusted average total consolidated assets) of 4.0%. The calculation of these amounts is affected by the new definitions of certain capital elements. The phase-in of the capital conservation buffer comprised solely of CET 1 commenced January 1, 2016, beginning at 0.625% of RWA and rising to 2.5% of RWA on January 1, 2019. Failure by a banking organization to maintain the aggregate required minimum capital ratios and capital conservation buffer will impair its ability to make certain distributions (including dividends and stock repurchases) and discretionary bonus payments to executive officers.

These increased minimum capital requirements may adversely affect Crestmark’s ability to pay cash dividends, reduce Crestmark’s profitability, or otherwise adversely affect Crestmark’s business, financial condition or results of operations. In the event of a need for additional capital to meet these requirements, there can be no assurance of Crestmark’s ability to raise funding in the equity and capital markets. Factors that Crestmark cannot control, such as the disruption of financial markets or negative views of the financial services industry generally, could impair Crestmark’s ability to raise qualifying equity capital. In addition, Crestmark’s ability to raise qualifying equity capital could be impaired if investors develop a negative perception of Crestmark’s financial prospects. If Crestmark were unable to raise qualifying equity capital, it might be necessary for Crestmark to sell assets in order to maintain required capital ratios. Crestmark may be unable to sell some of Crestmark’s assets, or Crestmark may have to sell assets at a discount from market value, either of which could adversely affect Crestmark’s results of operations, cash flow and financial condition.

Crestmark faces the risk of cyber-attack to its computer systems.

In the ordinary course of business, Crestmark collects and stores sensitive data, including proprietary business information and personally identifiable information of Crestmark’s customers and employees in systems and on networks. The secure processing, maintenance and use of this information is critical to Crestmark’s operations. Crestmark’s systems and those of Crestmark’s customers and third-party service providers are under constant threat, and it is possible that Crestmark could experience a significant event in the future. Cybersecurity threats include unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events. These threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. If one or more of these events occurs, it could result in the disclosure of confidential client information, damage to Crestmark’s reputation with Crestmark’s clients and the market, additional costs to Crestmark (such as repairing systems or adding new personnel or protection technologies), regulatory penalties and financial losses, to both Crestmark and Crestmark’s clients and customers. Such events could also cause interruptions or malfunctions in Crestmark’s operations (such as the lack of availability of Crestmark’s online banking system), as well as the operations of Crestmark’s clients, customers or other third parties. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by Crestmark and Crestmark’s customers. There can be no assurance that Crestmark will not suffer losses in the future that may be material in amount.

In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution’s operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If Crestmark fails to observe the regulatory guidance, Crestmark could be subject to various regulatory sanctions, including financial penalties.

Damage to Crestmark’s reputation could materially harm its business.

Crestmark’s relationship with many of its clients is predicated upon its reputation as a fiduciary and a service provider that adheres to the highest standards of ethics, service quality and regulatory compliance. Adverse publicity, regulatory actions, litigation, operational failures, the failure to meet client expectations and other issues with respect to one or more of Crestmark’s businesses could materially and adversely affect its reputation, its ability to attract and retain clients or its sources of funding for the same or other businesses. Preserving and enhancing Crestmark’s reputation also depends on maintaining systems and procedures that address known risks and regulatory requirements, as well as Crestmark’s ability to identify and mitigate additional risks that arise due to changes in its businesses and the marketplaces in which it operates, the regulatory environment and client expectations. If any of these developments has a material effect on Crestmark’s reputation, Crestmark’s business will suffer.

META SPECIAL MEETING

This section contains information from Meta for Meta stockholders about the special meeting of Meta stockholders that Meta has called to consider and approve the Meta merger proposal and the charter amendment proposal, each as discussed further below. Meta is mailing this joint proxy statement/prospectus to Meta stockholders on or about [                ], 2018. Together with this joint proxy statement/prospectus, Meta is also sending to Meta stockholders a notice of the Meta special meeting and a form of proxy card that Meta’s board of directors is soliciting for use at the special meeting of Meta stockholders and at any adjournments of the meeting.

Date, Time and Place

The special meeting of Meta stockholders will be held at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108 on May 29, 2018 at 1:00 p.m., local time.

Matters to Be Considered

At the Meta special meeting, Meta stockholders as of the Meta record date will be asked to consider and vote on the following matters:

•	Adoption of the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus, and approval of the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Meta common stock in connection with the merger;

•	Approval of an amendment to Article Fourth of Meta’s Certificate of Incorporation to increase the number of authorized shares of Meta common stock to 90 million from 30 million shares for the purpose of affecting a three-for-one forward split of issued and outstanding shares of Meta common stock;

•	Approval of one or more adjournments of the Meta special meeting, if necessary or appropriate, including adjournments to permit the further solicitation of proxies in favor of the any of the foregoing proposals; and

•	Transaction of such other business as may properly come before the Meta special meeting and any adjournments or postponements thereof.

Meta stockholders are being asked to vote on the Meta merger proposal in order to satisfy the requirements of Section 252 of the DGCL and NASDAQ Listing Rule 5635(b), which requires stockholder approval prior to the issuance of securities in connection with the acquisition of stock or assets of another company if the issuance would constitute more than 20% of the total number of shares of common stock outstanding before the issuance.

Meta stockholders are being asked to vote on the charter amendment proposal to facilitate the stock split, and, without approval of the charter amendment proposal, Meta would not have sufficient authorized shares of Meta common stock to affect the stock split. Meta stockholder approval of the charter amendment proposal is required under Section 242 of the DGCL.

Recommendation of Meta’s Board of Directors

Meta’s board of directors recommends that holders of Meta common stock vote “FOR” the Meta merger proposal, “FOR” the charter amendment proposal and “FOR” the adjournment proposal (if necessary or appropriate).

Meta Record Date and Quorum

Meta Record Date

Meta’s board of directors has fixed the close of business on April 19, 2018 as the record date for determining the Meta stockholders entitled to receive notice of and to vote at the Meta special meeting (the “Meta record date”). Each share of Meta common stock held of record at the close of business on the Meta record date entitles the holder thereof to one vote on each matter considered and voted on at the Meta special meeting. As of the Meta record date, 9,699,591 shares of Meta common stock were issued and outstanding and held by approximately 133 record holders.

If you hold shares of Meta common stock that are registered in your name through Meta’s transfer agent, Computershare Trust Company, N.A., as of the Meta record date, you are the stockholder of record with respect to those shares. If you hold shares of Meta common stock indirectly through a bank, broker, trustee or other nominee (a “broker”), you are considered a beneficial owner of those shares but are not the stockholder of record. In this circumstance, you are a stockholder whose shares are held in “street name” and your broker is considered the stockholder of record. Meta sent copies of this joint proxy statement/prospectus directly to all Meta stockholders of record. If you are a beneficial owner whose shares are held in street name, these materials were sent to you by the broker through which you hold your shares. As the beneficial owner, you may direct your broker how to vote your shares at the Meta special meeting, and the broker is obligated to provide you with a voting instruction form for you to use for this purpose.

Quorum Requirements

A quorum is required to transact business at the Meta special meeting. The holders of one-third of the outstanding shares of Meta common stock on the Meta record date, present in person or represented by proxy and entitled to vote, will constitute a quorum for the transaction of business at the Meta special meeting. Abstentions and broker non-votes are treated as present for quorum purposes.

Vote Required; Treatment of Abstentions and Failure to Vote

Meta Merger Proposal

Approval of the Meta merger proposal requires approval by Meta stockholders holding a majority of the outstanding shares of Meta common stock entitled to vote thereon. If a Meta stockholder marks “ABSTAIN” with respect to the Meta merger proposal or fails to either submit a proxy card or vote in person at the Meta special meeting or instruct the stockholder’s broker with respect to the Meta merger proposal, it will have the same effect as a vote “AGAINST” the Meta merger proposal.

Charter Amendment Proposal

Approval of the charter amendment proposal requires approval by Meta stockholders holding a majority of the outstanding shares of Meta common stock entitled to vote thereon. If a Meta stockholder marks “ABSTAIN” with respect to the charter amendment proposal or fails to either submit a proxy card or vote in person at the Meta special meeting or instruct the stockholder’s broker with respect to the charter amendment proposal, it will have the same effect as a vote “AGAINST” the charter amendment proposal.

Meta Adjournment Proposal

Approval of the Meta adjournment proposal requires the affirmative vote of a majority of the total votes cast by holders of Meta common stock on such proposal. If a Meta stockholder marks “ABSTAIN” with respect to the Meta adjournment proposal, it will be counted for purposes of determining whether there is a quorum and will have the same effect as a vote “AGAINST” the Meta adjournment proposal. If a Meta stockholder fails to submit a proxy card or fails to vote in person or fails to instruct the stockholder’s broker with respect to the Meta adjournment proposal, if a quorum is present, it will have no effect on such proposal. For additional and more detailed information regarding the effect of broker non-votes, see “—Shares Held in Street Name” below.

Shares Held by Directors and Officers

As of the Meta record date, directors and officers of Meta and their affiliates beneficially owned and were entitled to vote an aggregate of 673,759 shares of Meta common stock, representing approximately 6.91% of the shares of Meta common stock outstanding on that date. Meta currently expects that its directors and executive officers will vote their shares in favor of the Meta merger proposal, the charter amendment and the Meta adjournment proposal (if necessary or appropriate), although none of them has entered into any agreements obligating them to do so. As of the Meta record date, except in a fiduciary capacity, Crestmark and its subsidiaries did not beneficially own any shares of Meta common stock.

Meta Employee Plan Shares

Meta maintains the Meta Financial Employee Stock Ownership Plan and the MetaBank Profit Sharing 401(k) Plan (collectively, the “Employee Plans”), which hold collectively approximately 2.71% of the Meta common stock outstanding as of the Meta record date for the Meta special meeting. Subject to certain eligibility requirements, employees of Meta and MetaBank participate in one or both of the Employee Plans. Each participant in an Employee Plan is entitled to instruct the trustee of such Employee Plan as to how to vote such participant’s shares of Meta common stock allocated to his or her Employee Plan account. If an Employee Plan participant properly executes the voting instruction card distributed by the Employee Plan trustee, the Employee Plan trustee will vote such participant’s shares in accordance with the participant’s instructions. If properly executed voting instruction cards are returned to the Employee Plan trustee with no specific instruction as to how to vote at the Meta special meeting, the trustee may vote such shares in its discretion. If the Employee Plan participant fails to give timely or properly executed voting instructions to the trustee with respect to the voting of the Meta common stock that is allocated to the participant’s Employee Plan account, the Employee Plan trustee may vote such shares in its discretion. The Employee Plan trustee will vote the shares of Meta common stock held in the Employee Plans but not allocated to any participant’s account in the manner directed by the majority of the participants who directed the trustee as to the manner of voting their allocated shares. As of the Meta record date, all of the shares held in the Employee Plans were allocated.

Solicitation of Proxies; Payment of Solicitation Expenses

Proxies are being solicited by Meta’s board of directors from Meta stockholders. Shares of Meta common stock represented by properly executed proxies, and that have not been revoked, will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies will be voted “FOR” approval of the Meta merger proposal, “FOR” approval of the charter amendment proposal and “FOR” the Meta adjournment proposal (if necessary or appropriate), and in the discretion of the individuals named as proxies as to any other matter that may come before the Meta special meeting, which will be voted in accordance with the best judgment of the named proxies.

Pursuant to the terms of the merger agreement, each of Meta and Crestmark will, at its own expense, mail (or cause to be mailed) this joint proxy statement/prospectus to its shareholders, and, otherwise, each of Meta and Crestmark has agreed to pay for the expenses incurred by it in connection with this joint proxy statement/prospectus, including all listing, filing or registration fees, including fees paid for filing the registration statement of which this joint proxy statement/prospectus is a part with the SEC and any other fees paid for filings with governmental authorities. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of Meta or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. Meta will reimburse brokers for costs incurred by them in mailing proxy materials to beneficial owners in accordance with applicable rules. In addition, Meta has engaged Regan & Associates, Inc. to assist in the solicitation of proxies for the Meta special meeting. Meta estimates that the fee for such services will be approximately $10,000.

Voting Your Shares

Meta stockholders may vote in person or by proxy at the Meta special meeting. If you hold your shares of Meta common stock in your name as a stockholder of record, you may cast your vote in one of four ways:

•	By Internet. The web address for Internet voting can be found on the enclosed proxy card. Internet voting is available 24 hours a day. To be valid, your vote by Internet must be received by the deadline specified on the proxy card.

•	By Telephone. The telephone number for telephone voting can be found on the enclosed proxy card and is available 24 hours a day. To be valid, your vote by telephone must be received by the deadline specified on the proxy card.

•	By Mail. Mark the enclosed proxy card, sign and date it, and return it in the postage prepaid envelope provided. To be valid, your vote by mail must be received by the deadline specified on the proxy card.

•	At the Meta Special Meeting. You can vote your shares in person at the Meta special meeting. You must present an acceptable form of identification (such as a valid driver’s license) in order to enter the Meta special meeting.

If you hold your shares in street name, you may vote by following your broker’s instructions or, in order to vote in person at the Meta special meeting, you must bring valid picture identification and an authorization letter from the broker, bank or nominee indicating that you were the beneficial owner of Meta common stock on the Meta record date.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF META COMMON STOCK YOU OWN. Accordingly, each Meta stockholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the Meta stockholder plans to attend the Meta special meeting in person.

Shares Held in Street Name

Under New York Stock Exchange rules, brokers, banks or other nominees that hold shares of Meta common stock in “street name” for their customers which are beneficial owners of those shares have discretionary authority to vote shares without instructions from beneficial owners on matters considered “routine” (as determined in accordance with the rules of the New York Stock Exchange). On non-routine matters, brokers, banks and nominees do not have discretion to vote shares without instructions from beneficial owners and, thus, are not entitled to vote on such proposals in the absence of such specific instructions. A “broker non-vote” is submitted when a member broker returns a proxy card and indicates that, with respect to a particular matter, it is not voting a specified number of shares on that matter, as it has not received voting instructions with respect to those shares from the beneficial owner and does not have discretionary authority to vote those shares on such matter. Meta believes that each of the Meta merger proposal, the charter amendment and the Meta adjournment proposal is considered a “non-routine” matter, and your broker will not be able to vote your shares with respect to those matters without your instructions. Broker non-votes will not be counted for any purpose in determining whether a matter has been approved. Shares represented by such broker non-votes will, however, be counted in determining whether there is a quorum.

Revocability of Proxies and Changes to Meta Stockholder’s Vote

If you have submitted a proxy and would like to revoke it, you may revoke your proxy or change your vote at any time before your shares are voted at the Meta special meeting by timely:

•	resubmitting your vote on a later date via the Internet or by telephone and following appropriate instructions;

•	executing and mailing a proxy card that is dated and received on a later date (which must be received before the start of the Meta special meeting);

•	notifying the Corporate Secretary of Meta in writing, at MetaBank Corporate Services, 5501 South Broadband Lane, Sioux Falls, South Dakota, 57108, before the Meta special meeting that you have revoked your proxy (the notification must be received by the close of business on May 28, 2018); or

•	voting in person at the Meta special meeting (but attendance at the Meta special meeting will not by itself revoke a proxy).

If your shares are held in street name, you should contact your broker to change your vote.

Attending the Meta Special Meeting

All Meta stockholders of record at the Meta record date are invited to attend the Meta special meeting. All stockholders must bring an acceptable form of identification, such as a valid driver’s license, in order to attend the Meta special meeting in person. If you hold shares in street name and would like to attend the Meta special meeting, you will also need to bring an authorization letter from the broker, bank or nominee indicating that you were the beneficial owner of Meta common stock on the Meta record date.

CRESTMARK SPECIAL MEETING

This section contains information from Crestmark for Crestmark shareholders about the Crestmark special meeting that Crestmark has called to consider and approve the Crestmark merger proposal, as discussed further below. Crestmark is mailing this joint proxy statement/prospectus to Crestmark shareholders on or about [            ], 2018. Together with this joint proxy statement/prospectus, Crestmark is also sending to Crestmark shareholders a notice of the Crestmark special meeting and a form of proxy card that Crestmark’s board of directors is soliciting for use at the special meeting of Crestmark shareholders and at any adjournments of the meeting.

This joint proxy statement/prospectus is also being furnished by Meta to Crestmark shareholders as a prospectus in connection with the issuance of shares of Meta common stock upon completion of the merger.

Date, Time and Place

The Crestmark special meeting will be held at the Detroit Marriott Troy, 200 W. Big Beaver Road, Troy, Michigan 48084 on May 29, 2018 at 1:00 p.m., Eastern time.

Matters to Be Considered

At the Crestmark special meeting, Crestmark shareholders as of the Crestmark record date will be asked to consider and vote on the following matters:

•	Adoption of the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus, the merger and the other transactions contemplated by the merger agreement.

•	Approval of one or more adjournments of the Crestmark special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Crestmark merger proposal.

•	Transaction of such other business as may properly come before the Crestmark special meeting and any adjournments or postponements thereof.

Crestmark shareholders are being asked to vote on the Crestmark merger proposal in order to satisfy the requirements of Section 703a of the MBCA.

Recommendation of Crestmark’s Board of Directors

The Crestmark board of directors recommends that holders of Crestmark common stock vote “FOR” the Crestmark merger proposal and “FOR” the Crestmark adjournment proposal (if necessary or appropriate).

Crestmark Record Date and Quorum

Crestmark Record Date

Crestmark’s board of directors has fixed the close of business on April 19, 2018 as the record date for determining the Crestmark shareholders entitled to receive notice of and to vote at the Crestmark special meeting (the “Crestmark record date”). Each share of Crestmark common stock held of record at the close of business on the Crestmark record date entitles the holder thereof to one vote on each matter considered and voted on at the Crestmark special meeting. As of the Crestmark record date, 1,247,747 shares of Crestmark common stock were issued and outstanding and held by approximately 140 record holders.

If you hold shares of Crestmark common stock indirectly through a broker, you are considered a beneficial owner of those shares but are not the shareholder of record. In this circumstance, you are a shareholder whose shares are held in “street name” and your broker is considered the shareholder of record. Crestmark sent copies of this joint proxy statement/prospectus directly to all Crestmark shareholders of record. If you are a beneficial owner whose shares are held in street name, these materials were sent to you by the broker through which you hold your shares. As the beneficial owner, you may direct your broker how to vote your shares at the Crestmark special meeting, and the broker is obligated to provide you with a voting instruction form for you to use for this purpose.

Quorum Requirements

A quorum is required to transact business and consider each proposal at the Crestmark special meeting. The holders of a majority of the outstanding shares of Crestmark common stock on the Crestmark record date, present in person or represented by proxy and entitled to vote, will constitute a quorum for the transaction of business at the Crestmark special meeting. Abstentions and broker non-votes are treated as present for quorum purposes.

Vote Required; Treatment of Abstentions and Failure to Vote

Crestmark Merger Proposal

Pursuant to Section 703a of the MBCA, Crestmark’s by-laws and Section 5.04 of the merger agreement, in order to complete the merger, Crestmark must obtain the prior affirmative vote from the holders of at least a majority of the outstanding shares of Crestmark common stock entitled to vote thereon. The board of directors of Crestmark has unanimously approved the merger agreement and the transactions contemplated. If a Crestmark shareholder fails to submit a proxy card or vote in person at the Crestmark special meeting, marks “ABSTAIN” on the shareholder’s proxy card or fails to instruct the shareholder’s broker with respect to the Crestmark merger proposal, it will have the same effect as a vote “AGAINST” approval of the Crestmark merger proposal.

Crestmark Adjournment Proposal

By a vote of the majority of shareholders present, in person or by proxy, whether or not a quorum is present, the special meeting may, from time to time, be adjourned, by resolution to another place and time, for a period not exceeding fourteen (14) days in any one case. If a Crestmark shareholder marks “ABSTAIN” with respect to the Crestmark adjournment proposal, it will have the same effect as a vote “AGAINST” the Crestmark adjournment proposal. If a Crestmark shareholder fails to submit a proxy card or vote in person at the Crestmark special meeting or fails to instruct the shareholder’s broker with respect to the Crestmark adjournment proposal, it will have no effect on such proposal.

Shares Held by Directors and Officers

As of the Crestmark record date, Crestmark’s directors and executive officers and their affiliates held approximately 31% of the outstanding shares of Crestmark common stock entitled to vote at the Crestmark special meeting. Certain of Crestmark’s directors and executive officers and holders of Crestmark common stock, representing an aggregate of approximately 34% of Crestmark’s outstanding common stock as of January 9, 2018, have entered into voting agreements with Meta pursuant to which, among other things, each such Crestmark shareholder agreed to vote such Crestmark shareholder’s shares of Crestmark common stock in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement, at the Crestmark special meeting. See “The Merger—Interests of Certain Persons in the Merger.”

As of the Crestmark record date, Meta and its subsidiaries did not beneficially own any shares of Crestmark common stock and none of its directors and executive officers and their affiliates held shares of Crestmark common stock.

Shares Held in the Crestmark Employee Stock Ownership Plan (the “ESOP”)

Shares of Crestmark common stock held in the ESOP will be voted by the ESOP Trustee, as record shareholder, in accordance with ESOP participant directions. Under the ESOP’s pass- through provision, and in accordance with applicable IRS regulations, ESOP participants will be allowed to instruct the ESOP Trustee to vote the Crestmark shares allocated to their accounts to approve or disapprove the Crestmark merger proposal. The ESOP Trustee will vote, in its discretion, any ESOP shares for which participant instructions are not received by the deadline specified by the ESOP Trustee The ESOP Trustee will administer the vote pursuant to a confidential process that complies with the ESOP terms as well as IRS and ERISA fiduciary guidelines.

Solicitation of Proxies; Payment of Solicitation Expenses

Proxies are being solicited by Crestmark’s board of directors from Crestmark shareholders. Shares of Crestmark common stock represented by properly executed proxies, and that have not been revoked, will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies representing shares of Crestmark common stock will be voted “FOR” the Crestmark merger proposal and “FOR” the Crestmark adjournment proposal (if necessary or appropriate), and in the discretion of the individuals named as proxies as to any other matter that may come before the Crestmark special meeting, which will be voted in accordance with the best judgment of the named proxies.

Pursuant to the terms of the merger agreement, each of Meta and Crestmark will, at its own expense, mail (or cause to be mailed) this joint proxy statement/prospectus to its shareholders, and, otherwise, each of Meta and Crestmark has agreed to pay for the expenses incurred by it in connection with this joint proxy statement/prospectus, including all listing, filing or registration fees, including fees paid for filing the registration statement of which this joint proxy statement/prospectus is a part with the SEC and any other fees paid for filings with governmental authorities. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of Crestmark or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. Crestmark will reimburse brokers for costs incurred by them in mailing proxy materials to beneficial owners in accordance with applicable rules.

Voting Your Shares

Crestmark shareholders may vote in person or by proxy at the Crestmark special meeting on the proposals upon which they are entitled to vote. Crestmark shareholders may also vote by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. To be valid, your vote by mail must be received by the deadline specified on the proxy card.

Shares Held in Street Name

If you hold your shares in street name, you may vote by following your broker’s instructions or, in order to vote in person at the Crestmark special meeting, you must bring an acceptable form of identification, such as a driver’s license, an account statement and a “legal proxy” form from the broker, or other acceptable evidence of ownership of Crestmark common stock as of the close of business on the Crestmark record date.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF CRESTMARK COMMON STOCK YOU OWN. Accordingly, each Crestmark shareholder should sign, date and return the enclosed proxy card whether or not the Crestmark shareholder plans to attend the Crestmark special meeting in person.

Revocability of Proxies and Changes to a Crestmark Shareholder’s Vote

A Crestmark shareholder who has submitted a proxy may revoke it or change the shareholder’s vote at any time before the shares are voted at the Crestmark special meeting by (i) giving a written notice of revocation to Gayle Finger, First Vice President – Legal Compliance of Crestmark, (ii) attending the Crestmark special meeting in person and voting by ballot at the Crestmark special meeting, or (iii) by properly submitting to

Crestmark a duly executed proxy bearing a later date. All written notices of revocation and other communications with respect to revocation of proxies should be addressed to Crestmark as follows: 5480 Corporate Drive, Suite 350, Troy, Michigan 48098, Attention: Gayle Finger, First Vice President – Legal Compliance. If your shares are held in street name, you should contact your broker to change your vote.

Attending the Crestmark Special Meeting

All holders of record of Crestmark common stock are invited to attend the Crestmark special meeting. All shareholders must bring an acceptable form of identification, such as a valid driver’s license, in order to attend the Crestmark special meeting in person. If you hold shares in street name and would like to attend the Crestmark special meeting, you will also need to bring an account statement and a “legal proxy” form from the broker, or other acceptable evidence of ownership of Crestmark common stock as of the close of business on the Crestmark record date.

PROPOSAL NO. 1

THE MERGER AGREEMENT AND THE MERGER

The following discussion describes certain material information about the merger. We urge you to read carefully this joint proxy statement/prospectus in its entirety, including the merger agreement, the financial advisor opinion of Raymond James delivered to the Meta board of directors and the financial advisor opinion of Sandler O’Neill & Partners, L.P., delivered to the Crestmark board of directors, copies of which are attached as Appendices A, C and D, respectively, to this joint proxy statement/prospectus, for a more complete understanding of the merger.

Terms of the Merger

On January 9, 2018, Meta, MetaBank, Crestmark and Crestmark Bank entered into the merger agreement, providing for the merger of Crestmark with and into Meta, with Meta as the surviving entity, and, immediately thereafter, pursuant to the terms of the bank merger agreement between MetaBank and Crestmark Bank (the “bank merger agreement”), Crestmark Bank will merge with and into MetaBank, with MetaBank surviving as Meta’s wholly-owned subsidiary (the “bank merger”). As a result of the merger and the bank merger, respectively, the separate existence of Crestmark and Crestmark Bank will terminate. Following the bank merger, MetaBank will continue its existence as a federally chartered stock savings bank. We expect to complete the merger and the bank merger in the second calendar quarter of 2018, although we cannot give any assurance as to whether we will receive any required consents or approvals or the satisfaction or waiver of any other conditions to the obligations of Meta and Crestmark to complete the merger.

Upon completion of the merger, each holder of Crestmark common stock will receive for each share of Crestmark common stock that such holder owns immediately prior to the completion of the merger, 2.65 fully paid and non-assessable shares of Meta common stock, subject to adjustment in the event of a stock split, stock dividend or distribution, recapitalization, reclassification, exchange or similar transaction with respect to the outstanding shares of Meta common stock. Meta will not issue fractional shares of Meta common stock in the merger. Instead, Meta will pay to each Crestmark shareholder that would otherwise be entitled to receive fractional shares an amount in cash equal to (a) the product of (i) the exchange ratio multiplied by (ii) the average closing price per share of Meta common stock on the NASDAQ Global Select Market for the ten trading day period ending five calendar days before the closing of the merger (such product, the “per share purchase price”) multiplied by (b) such fractional share interest.

As of the effective time of the merger, each outstanding in-the-money Crestmark stock option will be cancelled and converted into the right to receive an amount in cash (without interest) equal to the product of the number of shares of Crestmark common stock underlying such in-the-money Crestmark stock option, multiplied by the excess of the per share purchase price over the exercise price of such in-the-money Crestmark stock option, less any applicable withholding taxes. Any out-of-the-money Crestmark stock option will be cancelled and of no further force or effect as of the effective time of the merger, without any consideration therefor.

For additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the merger agreement, see “The Merger Agreement” below.

Background of the Merger

Meta’s board of directors and senior management regularly review and assess Meta’s business strategies and objectives, including strategic opportunities for the potential of business combinations, all with the goal of maximizing shareholder value. The strategic discussions have focused on, among other things, the evaluation of potential asset generating partners, the desire to accelerate the rotation of its earning asset base from lower-yielding securities to high quality, attractive-yielding loans and the benefits of offsetting the seasonality of earnings created by Meta’s other divisions.

Crestmark’s mission is to add value to small- and medium-sized businesses by providing innovative financial solutions to niche markets. Crestmark’s board of directors believes that Crestmark’s success is derived primarily from the value and satisfaction provided to its stakeholders – including its clients, employees, shareholders, referral sources, regulators, and the industries and communities Crestmark serves. Crestmark’s board of directors regularly evaluates its strategic direction in light of this mission with the goal of fostering an atmosphere of creativity, flexibility, and integrity.

During the latter half of 2016 through the first quarter of 2017, Crestmark held internal discussions and various meetings and conversations with investment banking firms, including Sandler O’Neill, regarding the desire to develop additional sources of capital to support Crestmark’s continued growth. These discussions centered around the relative benefits, costs and risks associated with various financing options, and the services offered by the investment banking firms.

On March 20, 2017, Crestmark’s board of directors and senior management met to discuss strategic alternatives to facilitate continued growth, including raising private equity, acquiring a traditional community bank to enhance its deposit base and expand its range of services, conducting an initial public offering, or merging with a strategic partner. Representatives of Sandler O’Neill were invited to participate in the March 20, 2017 meeting and made a presentation to the Crestmark board on available capital-raising alternatives and potential merger partners. The Crestmark board determined that pursuing a strategic merger presented a compelling opportunity to further Crestmark’s mission, and directed management to further develop its analysis of strategic alternatives with a focus on identifying potential merger candidates that had similar entrepreneurial culture and complementary lines of business.

On May 2 and 3, 2017, Crestmark executive management, including W. David Tull, Crestmark’s Chairman and Chief Executive Officer, and Michael “Mick” Goik, Crestmark’s Chief Operating Officer, met at an offsite meeting with representatives of Dickinson Wright PLLC (“Dickinson”), Crestmark’s outside legal counsel, and representatives of Sandler O’Neill where they identified and discussed potential transaction partners that could fit the parameters outlined by the board, and began to develop Crestmark’s confidential marketing materials.

In June 2017, Crestmark began populating an online data room with information to be used for due diligence by potential acquirers. On June 29, 2017, Crestmark formally engaged Sandler O’Neill as its financial advisor.

During the week of July 10, 2017, at the direction of Crestmark’s board of directors, representatives of Sandler O’Neill contacted nine potential acquirers, including Meta, and set up a series of meetings between Crestmark management and management of each of the potential acquirers.

On July 13, 2017, Crestmark and Meta executed a non-disclosure agreement (“NDA”), and Meta was provided with Crestmark’s confidential marketing materials. During the weeks of July 10 through July 17, 2017, five additional NDAs were distributed to potential acquirers, four of which were executed. Three of these additional parties that signed NDAs were sent Crestmark’s confidential marketing materials and met in person with Crestmark’s management team.

On July 21, 2017, management teams from Crestmark and Meta, along with representatives of Sandler O’Neill, met at Meta’s offices in Sioux Falls, South Dakota, to discuss a potential strategic partnership between Crestmark and Meta. At the meeting, Crestmark and Meta representatives reviewed Crestmark’s confidential marketing materials and discussed their respective current and historical businesses, business lines, strategic goals, corporate culture and credit quality.

On July 24, 2017, the boards of directors of Meta and MetaBank met and J. Tyler Haahr, Meta’s Chairman and Chief Executive Officer, and Glen Herrick, Meta’s Chief Financial Officer, provided an update to the Meta and MetaBank boards of directors from the meeting held on July 21 with Crestmark. Following this meeting, Meta began performing preliminary due diligence on Crestmark.

During the weeks of July 24 through August 1, 2017, Crestmark management held meetings and discussions with four additional potential acquirers, three of which were in-person meetings. On August 11, 2017, one of the potential acquirers, Company A, orally expressed its interest regarding a potential acquisition of Crestmark.

On August 18, 2017, Meta engaged Raymond James & Associates, Inc. (“Raymond James”) to serve as its financial advisor with respect to the proposed transaction with Crestmark.

On August 22, 2017, Crestmark entered into a reciprocal NDA with Meta relating to Meta’s confidential information, and began reverse due diligence on Meta.

On August 25, 2017, Meta sent a non-binding letter of intent (“LOI”) to Crestmark to acquire Crestmark at a range of $190.00 per share to $205.00 per share or $249 million to $270 million in the aggregate in an all-stock transaction based on a fixed exchange ratio to be determined at the signing of the definitive agreement. Based on Meta’s closing stock price on August 24, 2017, of $69.10, the implied exchange ratio would have been a range of 2.75 to 2.97. Meta expressed its interest in growing Crestmark’s lines of business and with minimal employee reductions, two features that were important to the Crestmark board of directors. The proposed LOI included a proposed seat on the Meta board of directors, to be filled initially by Mr. Tull, as well as the employment of Mr. Goik, by Meta as the president of a new Commercial Finance Division of Meta. The proposed LOI also included a binding 60-day exclusivity period, which required that Crestmark only negotiate a potential transaction with Meta during such time.

On August 28, 2017, members of Crestmark management had discussions with representatives of Sandler O’Neill regarding the likelihood that other potential acquirers, including Company A, would pursue a transaction with Crestmark on terms more attractive than those proposed by Meta. Following those discussions, members of Crestmark management determined that the LOI presented by Meta represented a viable proposal which was a good strategic fit for Crestmark and its shareholders and elected to focus its efforts on negotiations with Meta.

On August 28, 2017, the boards of directors of Meta and MetaBank met and Mr. Herrick provided background information regarding Crestmark and Crestmark Bank and the proposed transaction prepared by Raymond James for review and discussion. Mr. Herrick also updated the boards of directors on the progress of preliminary due diligence with respect to Crestmark.

On September 8, 2017, at the direction of Crestmark, representatives of Sandler O’Neill contacted Raymond James and indicated Crestmark’s interest in continuing to explore a potential all-stock transaction with Meta, but that Crestmark was unwilling to execute an LOI prior to fixing the exchange ratio.

In September 2017, representatives of Meta and Crestmark agreed to meet to exchange information and further explore discussions of a business combination between Meta and Crestmark with the goal of agreeing upon a fixed exchange ratio that was representative of each company’s relative contribution to the combined company.

On September 25, 2017, Raymond James updated the boards of directors of Meta and MetaBank on the status of the potential transaction.

On September 28 and 29, 2017, Mr. Haahr, Brad Hanson, Meta’s President, Mr. Herrick, Scott Van Horssen, Meta’s Chief Investment Officer, Mr. Tull, Mr. Goik, Jack Talkington, Crestmark’s Chief Financial Officer and other members of both teams met at the offices of Meta, in Sioux Falls, South Dakota, with representatives of Raymond James, Sandler O’Neill and Dickinson to facilitate further due diligence of Crestmark and reverse due diligence of Meta and to discuss ways that the combined company could enhance shareholder value and further assess the cultural fit between the two companies.

On October 11, 2017, Meta sent Crestmark a revised LOI which provided for a fixed exchange ratio of 2.353 shares of Meta Common Stock for each outstanding share of Crestmark common stock, which, based on

Meta’s closing stock price on October 11, 2017 of $85.00, implied a purchase price of $200.00 per share. The revised LOI provided that Crestmark stock options and other common stock equivalents would be paid out in cash and included a binding 60-day exclusivity period, which required that Crestmark only negotiate a potential transaction with Meta during such time.

On October 12, 2017, at the direction of Crestmark, representatives of Sandler O’Neill contacted Raymond James and indicated that Crestmark was unwilling to proceed with an exchange ratio of 2.353. Representatives of Sandler O’Neill, in consideration of the respective parties’ goals of maximizing shareholder value, expressed to Raymond James and Meta that an exchange ratio of between 2.85 and 2.90 may satisfy such objectives. From October 12 to October 16, 2017, negotiations between Meta and Crestmark continued.

On October 16, 2017, Meta sent to Crestmark a revised LOI, increasing the fixed exchange ratio from 2.353 to 2.65 shares of Meta Common Stock for each share of Crestmark common stock, which, based on the October 13, 2017 closing price of Meta’s common stock of $80.10, implied a purchase price of $212.27 per share and an aggregate deal value of approximately $279 million. On the same day, Crestmark convened a meeting of its board of directors at which representatives of Sandler O’Neill discussed the financial terms of Meta’s revised proposal with the Crestmark board. Representatives of Dickinson were also present and explained to the Crestmark directors their fiduciary duties in connection with their review and consideration of the proposed transaction with Meta and the proposed deal process. The Crestmark board discussed the financial terms of Meta’s proposal and the expected impact on Crestmark and its shareholders, employees and other constituencies. At the conclusion of the meeting, the Crestmark board approved, and Crestmark executed, the LOI.

On October 23, 2017, Mr. Herrick provided the signed LOI to the boards of directors of Meta and MetaBank. Mr. Herrick also provided an update on the preliminary due diligence, discussed Meta’s plan for due diligence, and identified the outside advisors and consultants Meta intended to use to assist with due diligence.

During October, November and December 2017, Meta conducted extensive due diligence, through face-to-face meetings and conference calls with select officers of Crestmark, as well as Meta’s accountants and legal advisors. Meta’s due diligence review encompassed both public and non-public information related to Crestmark, including financial, credit, operational, regulatory and compliance, corporate and legal due diligence.

During October, November and December 2017, Crestmark conducted extensive reverse due diligence on Meta, focusing on understanding Meta’s lines of business, larger credit exposures, acquisition and integration history and stock transactions. Crestmark’s due diligence of Meta also evaluated Meta’s regulatory relationships, tax lending business and customer relationships.

On November 27, 2017, Mr. Herrick provided the boards of directors of Meta and MetaBank with an update on the status of the potential acquisition of Crestmark. The boards had extensive discussions on the due diligence process and the proposed terms of the definitive transaction documents.

On November 28, 2017, Messrs. Haahr and Herrick met with Messrs. Tull and Goik to discuss certain details surrounding the merger, including personnel and reporting structures for the combined company following the consummation of the proposed merger.

Throughout the months of November and December 2017, the parties negotiated various drafts of the transaction documents. Katten Muchin Rosenman LLP (“Katten”), counsel for Meta, coordinated the review and comments of the proposed documents by Meta and Meta’s officers and directors. Dickinson coordinated the review and comments of the proposed documents by Crestmark and Crestmark’s officers and directors and certain shareholders owning in excess of 5% of the common stock of Crestmark, who were asked to enter into a voting agreement to support the transaction.

On December 20, 2017, the boards of directors of Meta and MetaBank met. Mr. Herrick provided the boards with an update on the completed due diligence. Katten discussed with the boards their fiduciary duties in connection with the proposed transaction, including a discussion of the Business Judgement Rule, and discussed the key terms of the proposed merger agreement with Crestmark. Raymond James provided a review of the due diligence process and status of the negotiations to date. After updates from Mr. Herrick, Katten and Raymond James, there was a lengthy discussion on the transaction and it was agreed that the management team would continue to move forward with the transaction with Crestmark.

On January 8, 2017, Meta and MetaBank held a special joint meeting of the boards of directors to consider the transaction with Crestmark and the definitive transaction documents, including the merger agreement. Katten provided the boards with an overview of the directors’ fiduciary duties.

During the meeting, Meta’s management and legal advisors reported on, and the Meta board of directors discussed in detail, the comprehensive due diligence process undertaken by Meta and its advisors with respect to Crestmark. Management reported favorably regarding the complementary culture and business objectives of Crestmark and Meta.

Following this discussion, representatives of Raymond James reviewed the financial aspects of the proposed merger and discussed in detail their financial analyses as of the date of the meeting, including those described under “—Opinion of Meta’s Financial Advisor.” At this meeting, Raymond James delivered its oral opinion to the board, subsequently confirmed in writing, to the effect that as of January 8, 2018, and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in its opinion, the exchange ratio was fair, from a financial point of view, to Meta, as described under “—Opinion of Meta’s Financial Advisor.”

After further discussion among members of Meta’s board, Katten led a comprehensive review of the definitive transaction documents, including the merger agreement, the voting agreements, the employment agreement with Mr. Goik and the schedules and exhibits that had been previously provided to each member of the board.

Following extensive discussion at the special January 8, 2018 board meeting and after considering the foregoing and the proposed terms of the transaction documents, and taking into consideration the factors described under “The Merger Agreement and the Merger— Meta’s Reasons for the Merger and Recommendations of the Board of Meta,” the board of directors of each of Meta and MetaBank, having determined that the terms of the merger agreement and the transactions contemplated thereby, including the merger, were fair to and in the best interests of Meta and its stockholders, approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger and the exchange ratio of 2.65. The boards directed that the merger agreement be submitted to its stockholders for approval, and recommended that stockholders vote in favor of the approval of the merger agreement and the transactions contemplated thereby.

On January 8, 2018, the Crestmark board of directors met with members of Crestmark’s executive management team and its financial and legal advisors to review the proposed transaction documents. Members of Crestmark’s executive management discussed with the Crestmark board of directors the strategic rationale, financial terms, consideration and integration risk for the proposed transaction with Meta. Crestmark management reported favorably regarding the complementary culture and business objectives of Meta and Crestmark. Members of Crestmark’s executive management team and representatives of Dickinson updated the Crestmark board of directors on the progression of negotiations with Meta and the material terms of the transaction documents. Representatives of Sandler O’Neill presented to the Crestmark board of directors on the financial aspects of the proposed transaction, and delivered its oral opinion to the Crestmark board of directors, which was subsequently confirmed in writing, to the effect that, as of January 8, 2018 and subject to procedures followed, assumptions made, matters considered and qualifications and limitations as described in Sandler O’Neill’s written opinion, the exchange ratio as proposed in the merger agreement was fair, from a financial point of view, to the holders of Crestmark common stock,. See “—Opinion of Crestmark’s Financial Advisor.”

Following these discussions, as well as review and discussion among Crestmark’s directors, including consideration of the factors described under “—Crestmark’s Reasons for the Merger,” and consideration of the above referenced presentations, the Crestmark board of directors unanimously approved and adopted the merger agreement and the transactions contemplated thereby, and declared the merger and other transactions contemplated by the merger agreement to be advisable and in the best interests of Crestmark and its stockholders. The Crestmark board of directors then directed management and its advisors to execute the definitive merger agreement.

The merger agreement and related documents were executed by the parties on January 9, 2017. The transaction was announced after market close on January 9, 2017, by a press release issued by Meta.

Meta’s Reasons for the Merger and Recommendation of the Board of Meta

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Meta common stock in connection with the merger, the Meta board of directors evaluated the merger in consultation with members of Meta’s management team as well as Meta’s financial and legal advisors, and considered a number of factors, including the following:

•	management’s review of the business, operations, earnings and financial condition, including capital levels and asset quality, of Crestmark;

•	the merger would result in the complementary combination of a low-cost deposit generator with a premier, high-margin asset generator;

•	the projected 65% increase in Meta’s loan portfolio, providing additional recurring interest income to complement Meta’s non-interest income revenue and reduce the seasonality of Meta’s earnings;

•	the opportunity for Meta to utilize its technology proficiency to drive new product development amongst Crestmark’s customer base;

•	the opportunity to increase growth in Crestmark’s loan portfolio with a higher loan-to-one borrower limit, a lower loan-to-deposit ratio and access to additional core deposit funding

•	a detailed contribution analysis;

•	management’s due diligence review of Crestmark and the discussions thereof with Raymond James and Katten Muchin Rosenman LLP;

•	the projected impact on Meta’s financial statements including the impact on earnings per share and tangible book value;

•	the price paid relative to the recurring earnings stream of Crestmark;

•	the expectation of management that Meta will maintain its strong capital ratios upon completion of the proposed Crestmark transaction;

•	the commitment of Crestmark’s key executives to assume leadership positions in the combined company following closing of the proposed transaction;

•	the expectation that minimal projected cost savings and minimal system conversions would lower integration risk;

•	the complementary business cultures of Meta and Crestmark;

•	the financial and other terms of the merger agreement, including the exchange ratio and the merger consideration, the expected tax treatment and the deal protection and termination fee provisions, which Meta reviewed with its outside financial and legal advisors;

•	the opinion, dated January 8, 2018, of Raymond James to the Meta board of directors as to the fairness, from a financial point of view as of the date of the opinion, to Meta of the exchange ratio in the proposed merger, subject to procedures followed, assumptions made, matters considered and qualifications and limitations described in Raymond James’s opinion, as more fully described under “—Opinion of Meta’s Financial Advisor” below;

•	that, concurrently with the execution of the merger agreement, certain of the directors and officers and large Crestmark shareholders, representing an aggregate of approximately 34% of Crestmark’s outstanding voting common stock as of January 8, 2018, entered into voting agreements with Meta agreeing to vote for approval of the Crestmark merger proposal; and

•	the requisite regulatory approvals and other approvals required in connection with the proposed Crestmark transaction and the expected likelihood that such approvals will be received in a reasonably timely manner and without the imposition of unacceptable conditions.

The preceding list is not intended to disclose all material information related to the analysis and discussion of Meta’s board of directors related to the proposed Crestmark transaction. The Meta board of directors considered numerous risks associated with the proposed Crestmark transaction, including the risks described in sections of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 19 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 18.

In reaching the decision to unanimously approve the proposed Crestmark transaction, the Meta board of directors did not assign any relative weights to the reasons for the merger and, instead, believes that the totality of the factors are favorable to and supportive of the determination to approve Meta’s and MetaBank’s entry into the merger agreement. As such, and for the reasons set forth above, the Meta board of directors unanimously approved the merger agreement and unanimously recommends that Meta stockholders vote “FOR” the Meta merger proposal, the charter amendment proposal and the Meta adjournment proposal.

Opinion of Meta’s Financial Advisor

Meta retained Raymond James as financial advisor on August 18, 2017. Meta selected Raymond James because it is a nationally recognized investment banking firm that regularly advises companies in connection with mergers and acquisitions and because of its familiarity with Meta and the financial services industry generally. Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions.

At the January 8, 2018 meeting of Meta’s board of directors, representatives of Raymond James rendered Raymond James’s oral opinion to Meta’s board of directors that the exchange ratio was fair, from a financial point of view, to Meta. The oral opinion was subsequently confirmed by Raymond James’s delivery of its written opinion to Meta’s board of directors, dated January 8, 2018, as to the fairness, as of such date, from a financial point of view, of the exchange ratio in the merger pursuant to the merger agreement to Meta, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Appendix C to this joint proxy statement/prospectus. The summary of the opinion of Raymond James set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such written opinion. Raymond James provided its opinion for the information of Meta’s board of directors (in its capacity as such) in connection with, and for purposes of, its consideration of the proposed merger. No limitations were imposed by Meta’s board of directors upon Raymond James with respect to the investigations made or procedures followed in rendering its opinion. The opinion only addresses the fairness, from a financial point of view, of the exchange ratio provided for in the merger pursuant to the merger agreement to Meta, and does not address any other term or aspect of the merger agreement or the merger. Raymond James’s opinion does not constitute a recommendation to Meta’s board of directors, any stockholder of Meta or any other party as to how to vote or act on any matter relating to the proposed merger or otherwise.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions of the merger as stated in the draft of the merger agreement dated as of January 5, 2018;

•	reviewed certain information related to the historical, current and future operations, financial condition and prospects of Meta and Crestmark made available to Raymond James by Meta or Crestmark, including, but not limited to, internal financial projections prepared by the management of Meta, for each of Meta and Crestmark for the years ending September 30, 2018 through 2022, as approved for Raymond James’s use by Meta, referred to as the “Projections”;

•	reviewed Meta’s and Crestmark’s recent public filings and certain other publicly available information regarding Meta and Crestmark and the industry in which they operate;

•	compared certain financial and operating information of Meta and Crestmark with that of certain public companies that Raymond James deemed to be relevant;

•	reviewed the then-current and historical market prices and trading volume for Meta’s common stock, and the then-current market prices of the publicly traded securities of certain other companies Raymond James deemed comparable to Meta;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

•	reviewed and considered the pro forma financial impact of the merger on Meta based on the Projections and certain pro forma adjustments provided by the management of Meta;

•	reviewed a certificate addressed to Raymond James from the CFO of Meta regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) Meta or its representatives provided to or discussed with, Raymond James; and

•	discussed with members of the senior management of Meta and Crestmark certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry.

With Meta’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Meta or Crestmark or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to verify independently, and did not so verify, any of such information. In addition, Raymond James did not make or obtain an independent appraisal or valuation of the assets or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of Meta or Crestmark.

With respect to the Projections and other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with Meta’s consent, assumed that such Projections and other information and data were reasonably prepared in good faith on bases reflecting the best available estimates and judgments of management of Meta then-available, and Raymond James relied upon Meta to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James was authorized by Meta to rely upon such Projections and Raymond James expressed no view as to any such Projections or the basis of the assumptions on which they were prepared. Raymond James relied on all such information without independent verification or analysis and does not in any respect assume any responsibility or liability for the accuracy or completeness thereof. Raymond James assumed that the final form of the merger agreement, when executed by the parties thereto would be consistent in all material respects to the draft of the merger agreement reviewed by Raymond James, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver or amendment of any conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct and that each such party would perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived.

Raymond James relied upon and assumed, without independent verification, that (i) the merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, (ii) the merger will constitute a tax-free reorganization and (iii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the merger or Meta that would be material to its analyses or its opinion. Raymond James expressed no opinion as to the legal, regulatory, accounting and tax matters relating to the merger and relied upon, without independent verification, the assessment of Meta’s management and its legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Raymond James relied upon and assumed, without independent verification, that there were no changes in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Meta or Crestmark since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to Raymond James’s analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

Raymond James expressed no opinion as the underlying business decision to effect the merger, the structure or tax consequences of the merger or the availability or advisability of any alternatives to the merger. Raymond James provided advice to Meta with respect to the merger, but did not recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the merger. Raymond James did not express any opinion as to the value of Meta common stock following the merger or the likely trading range of Meta’s common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Meta at that time.

Raymond James’s opinion is limited to the fairness, from a financial point of view, of the exchange ratio in the merger pursuant to the merger agreement to Meta. Raymond James expressed no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of Meta’s board of directors to approve or consummate the merger. Furthermore, no opinion, advice or interpretation was intended or provided by Raymond James on matters that require legal, accounting or tax advice.

In formulating its opinion, Raymond James considered only what it understood to be the exchange ratio in the merger as described in its opinion, and Raymond James did not consider and Raymond James expressed no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of Crestmark’s officers, directors or employees, or class of such persons, whether relative to the exchange ratio or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things, (i) the fairness of the merger to the holders of any class of securities, creditors, or other constituencies of Meta, or to any other party or (ii) the fairness of the merger to any one class or group of Meta’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of Meta’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any such consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James did not express any opinion as to the impact of the merger on the solvency or viability of Meta or Crestmark or the ability of Meta or Crestmark to pay their respective obligations when they come due.

Material Financial Analyses. The following summarizes the material financial analyses presented by Raymond James to Meta’s board of directors during its meeting on January 8, 2018, which material was considered by Raymond James in rendering its opinion. Unless the context indicates otherwise, the analyses relied upon the closing price of the common stock of the selected companies listed below as of January 5, 2018. Unless otherwise indicated, for each of the following analyses performed by Raymond James, financial and market data and earnings per share, or EPS, estimates for the selected companies were based on the companies’ filings with the SEC and certain publicly available research analyst estimates for those companies. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Raymond James, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Raymond James. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Raymond James.

Contribution Analysis. Raymond James analyzed the relative contribution of Meta and Crestmark to certain financial and operating metrics for the pro forma combined company resulting from the merger. Such financial and operating metrics included: (i) gross loans; (ii) deposits; (iii) tangible common equity as of September 30, 2017; (iv) net income for the last twelve months, or LTM, ended September 30, 2017; (v) estimated net income for the twelve months ended September 30, 2018 based on the Projections; and (vi) estimated net income for the twelve months ended September 30, 2019 based on the Projections. The relative contribution analysis did not give effect to any synergies or purchase accounting adjustments as a result of the merger. The results of this analysis are summarized in the table below:

	Meta	Crestmark	Exchange
Gross Loans	60.7%	39.3%	4.72x
Deposits	77.4%	22.6%	2.15x
Tangible Common Equity	76.2%	23.8%	2.30x
Last-12-Months Net Income	68.9%	31.1%	3.30x
2018E Net Income	67.3%	32.7%	3.55x
2019E Net Income	67.6%	32.4%	3.50x
Exchange Ratio in the Merger			2.65x

Selected Companies Analysis. Raymond James reviewed certain financial information and stock market data for two selected groups of companies with publicly traded equity securities that it deemed relevant for its analysis. The two selected groups represent companies that Raymond James believed to be comparable for Meta and Crestmark, respectively. The financial data reviewed included (i) tangible book value, or TBV, per share; (ii) LTM EPS, for which data was available (in each case, which was the twelve months ended September 30, 2017); and (iii) publicly available analysts’ consensus estimates for EPS for fiscal years 2018 and 2019. No company used in the analyses described below is identical or directly comparable to Meta or Crestmark. The selected companies and resulting data are below:

Meta Comparable Group

•	Simmons First National Corporation (SFNC)

•	TowneBank (TOWN)

•	Boston Private Financial Holdings, Inc. (BPFH)

•	Ameris Bancorp (ABCB)

•	BancFirst Corporation (BANF)

•	First Financial Bankshares, Inc. (FFIN)

•	First Busey Corporation (BUSE)

•	WSFS Financial Corporation (WSFS)

•	1st Source Corporation (SRCE)

•	Westamerica Bancorporation (WABC)

•	FB Financial Corporation (FBK)

•	Washington Trust Bancorp, Inc. (WASH)

•	City Holding Company (CHCO)

•	Peoples Bancorp Inc. (PEBO)

•	Bryn Mawr Bank Corporation (BMTC)

•	Stock Yards Bancorp, Inc. (SYBT)

•	First Financial Corporation (THFF)

•	First Defiance Financial Corp. (FDEF)

•	Nicolet Bankshares, Inc. (NCBS)

•	Arrow Financial Corporation (AROW)

•	Live Oak Bancshares, Inc. (LOB)

•	Old Second Bancorp, Inc. (OSBC)

•	Carolina Financial Corporation (CARO)

•	Farmers National Banc Corp. (FMNB)

Crestmark Comparable Group

•	Triumph Bancorp, Inc. (TBK)

•	ECN Capital Corporation (ECN)

•	National Commerce Corporation (NCOM)

•	Live Oak Bancshares, Inc. (LOB)

•	CAI International, Inc. (CAI)

•	People’s Utah Bancorp (PUB)

•	Northeast Bancorp (NBN)

•	Marlin Business Services Corp. (MRLN)

The table below sets forth the mean and median data for the Meta Comparable Group and the Crestmark Comparable Group:

	Meta Comparable Group Multiples				Crestmark Comparable Group Multiples
	Mean		Median		Mean		Median
Tangible Book Value	247%		241%		186%		184%
LTM EPS	20.1	x	19.6	x	17.9	x	18.3	x
2018E EPS	16.4	x	15.6	x	15.3	x	16.9	x
2019E EPS	14.4	x	14.0	x	12.3	x	13.2	x

Taking into account the results of the selected companies analysis, Raymond James applied the mean and median of the price to TBV multiples and price to EPS multiples to the corresponding financial data for each of

Meta and Crestmark as of September 30, 2017. For Meta, Raymond James used the mean and median TBV and EPS multiples of the Meta Comparable Group. For Crestmark, Raymond James used the mean and median TBV and EPS multiples of the Crestmark Comparable Group. Raymond James reviewed the ranges of implied per share values and calculated a range of implied exchange ratios by dividing the higher implied per share value of Crestmark by the lower implied per share value of Meta to calculate the high implied exchange ratio, and by dividing the lower implied per share value of Crestmark by the higher implied per share value of Meta to calculate the low implied exchange ratio. The results of the selected companies analysis are summarized below:

	Implied Equity Value				Implied Exchange Ratio
	Meta		Crestmark
	Mean	Median	Mean	Median	Low/High		High/Low
Tangible Book Value	72.85	70.94	134.42	132.70	1.82x	-	1.89x
LTM EPS	97.23	94.59	277.54	284.40	2.85x	-	3.01x
2018E EPS	115.78	110.30	386.16	424.87	3.34x	-	3.85x
2019E EPS	127.22	123.01	381.49	409.83	3.00x	-	3.33x

Exchange Ratio in the Merger						2.65x

Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis of Meta and Crestmark by calculating, based on the Projections, the estimated present value of Meta’s and Crestmark’s respective projected free cash flows during the fiscal year ended September 30, 2018 through fiscal year ending September 30, 2022. In performing this analysis, Raymond James applied two different methodologies for calculating the terminal values for each of Meta and Crestmark. Raymond James applied a range of terminal values using (i) multiples of 13.0x to 15.0x applied to estimated 2023 earnings for Meta (2022 earnings plus 2% growth) and multiples of 12.0x to 14.0x applied to estimated 2023 earnings for Crestmark (2022 earnings plus 2% growth) and (ii) perpetual growth rates of 1.0% to 3.0% applied to estimated 2022 earnings for Meta and Crestmark. Raymond James arrived at its terminal value multiple ranges by observing the price to 2019 estimated earnings for both selected company groups. For Meta, Raymond James used discount rates ranging from 10.0% to 12.0%. For Crestmark, Raymond James used discount rates ranging from 11.5% to 13.5%. Raymond James arrived at its discount ranges by using the Modified CAPM methodology as presented in the 2017 Duff & Phelps Valuation Handbook. Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for each of Meta and Crestmark and calculated a range of implied exchange ratios by dividing the maximum implied per share value of Crestmark by the minimum implied per share value of Meta common stock to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share value of Crestmark by the maximum implied per share value of Meta to calculate the minimum implied exchange ratio. The results of the discounted cash flow analysis are summarized in the table below:

	Implied Equity Value				Implied Exchange Ratio
	Meta		Crestmark
	Low	High	Low	High	Low/High		High/Low
Net Income Terminal Multiple	$129.84	$158.26	$387.83	$478.26	2.45x	-	3.68x
Perpetual Growth Method	97.97	153.19	278.61	416.37	1.82x	-	4.25x

Exchange Ratio in the Merger						2.65x

Pro Forma Impact Analysis. Raymond James performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Meta and Crestmark. In performing this analysis, Raymond James utilized the following information and assumptions: (i) closing balance sheet estimates as of June 30, 2018 for Meta and Crestmark based on Meta’s management estimates; (ii) financial forecasts and projections of Meta and Crestmark for the years ending September 30, 2018 and 2019 and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as the purchase accounting adjustments and restructuring charges assumed with respect thereto) provided by Meta management. This analysis indicated that the merger could be dilutive to Meta’s estimated TBV per share at June 30, 2018, accretive to Meta’s estimated full year 2018 earnings per share (excluding the impact of charges relating to the merger) and accretive to Meta’s estimated 2019 earnings per share. For all of the above analysis, the actual results achieved by Meta following the merger may vary from the projected results, and the variations may be material.

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Meta and Crestmark. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by Meta’s board of directors in making its determination to approve the merger. Neither Raymond James’s opinion nor the analyses described above should be viewed as determinative of positions held by Meta’s board of directors or Meta management with respect to Meta, Crestmark or the merger.

Raymond James’s opinion was based upon market, economic, financial and other circumstances and conditions existing and disclosed to Raymond James as of January 5, 2018. Although subsequent developments may affect the opinion of Raymond James, Raymond James does not have any obligation to update, revise or reaffirm its opinion.

For its services as financial advisor to Meta in connection with the merger, Raymond James received an initial retainer of $25,000 (which will be credited against any transaction fee) and will receive a transaction fee of $1.45 million, which fee is contingent upon successful completion of the merger. Upon the rendering of its opinion, Raymond James became entitled to a fee of $300,000, which fee is not contingent upon the successful completion of the merger or the conclusion rendered in the opinion. In addition, Meta agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and to indemnify Raymond James and certain related parties against certain liabilities arising out of Raymond James’s engagement.

Over the last two years, Raymond James and its affiliates have provided certain other investment banking and financial services to Meta for which Raymond James or its affiliates have received fees totaling $25,000 (excluding out-of-pocket expenses reimbursement) from Meta. Raymond James and its affiliates have not in the past provided investment banking or other financial services to Crestmark. Raymond James and its affiliates may provide investment banking, financial advisory and other financial services to Meta and its affiliates in the future, for which Raymond James may receive compensation.

In the ordinary course of Raymond James’s business, Raymond James may trade in the securities of Meta for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Crestmark’s Reasons for the Merger and Recommendation of the Board of Crestmark

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that the shareholders of Crestmark approve the

Crestmark merger proposal, the Crestmark board of directors evaluated the merger in consultation with Crestmark management, as well as Crestmark’s financial and legal advisors, and considered a number of factors, including, without limitation, the following material factors:

•	the approximately $316.3 million implied value of the merger consideration as of January 5, 2018, based on the closing price of Meta common stock on that date of $90.15;

•	the Crestmark board’s evaluation, with the assistance of Crestmark’s management and financial and legal advisors, of strategic alternatives available to Crestmark for facilitating liquidity and enhancing value over the long term for Crestmark’s shareholders and the potential risks, rewards and uncertainties associated with such alternatives, and the Crestmark board’s belief that the proposed merger with Meta was the best option available to Crestmark and its shareholders;

•	the fact that the merger consideration offers the Crestmark shareholders the opportunity to participate in the future growth and opportunities of the combined company;

•	the expectation that shareholders will have increased liquidity upon receipt of Meta common stock in exchange for their shares of Crestmark common stock because Crestmark is a private company with no public trading market for its shares whereas Meta common stock trades on the NASDAQ Global Select Market;

•	the expectation that receipt of the stock merger consideration will generally be tax-free to Crestmark’s shareholders based on the expected tax treatment of the merger as a “reorganization” for U.S. federal income tax purposes, as further described under “—Material Federal Income Tax Consequences of the Merger” beginning on page 67;

•	the complementary aspects of the Crestmark and Meta businesses, including Meta’s ability to generate fee-based income and a low-cost deposit base, Crestmark’s expertise in business-to-business lending and leasing and the expectation that the combined company will be able to offer an increased breadth of banking products;

•	the due diligence conducted on Meta during the negotiation of the merger agreement and its understanding of Meta’s management team, business, operations, financial condition, earnings and prospects;

•	the similarity of Crestmark’s and Meta’s company cultures and their commitments to employees and other constituencies in the communities in which they operate, including their entrepreneurial focus and the compatibility of the companies’ management and operating styles;

•	Meta’s understanding of Crestmark’s business, operations, financial condition, earnings and prospects;

•	Meta’s understanding of the current environment in the financial services industry, including national and regional economic conditions, the regulatory environment, evolving trends in technology, increasing competition, the current financial market and the likely effects of these factors on the potential growth of the combined company’s development, productivity, profitability and strategic options following the completion of the mergers;

•	the financial presentation of Crestmark’s financial advisor, Sandler O’Neill, to the Crestmark board of directors on January 8, 2018, and the delivery of the written opinion of Sandler O’Neill, dated January 8, 2018, to the Crestmark board, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill as described in its opinion, the exchange ratio was fair, from a financial point of view, to Crestmark’s common shareholders, as further described under “—Opinion of Crestmark’s Financial Advisor” beginning on page 54; and

•	the availability and interest of other potential merger parties that might be attractive and have sufficient market capitalization or other resources to consummate a merger with Crestmark.

The Crestmark board of directors weighed the foregoing against a number of potentially negative factors, including:

•	the restrictions imposed by the merger agreement on the conduct of Crestmark’s business during the period between the execution of the merger agreement and the completion of the merger;

•	the costs associated with the completion of the merger, including management’s time and energy and potential opportunity cost prior to the closing of the merger, and the risks of realizing the expected benefits of the merger;

•	the risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the combined company as more fully described under the caption “The Merger Agreement—Regulatory Approvals Required for the Merger” beginning on page 88;

•	the risk that the merger may not be consummated or that the closing may be unduly delayed, including as a result of factors outside either party’s control;

•	the challenges in absorbing the effect of any failure to complete the merger, including potential termination fees and shareholder and market reactions;

•	the challenges inherent in the combination of two businesses of the size and complexity of Crestmark and Meta following the merger, including the possible diversion of management attention for an extended period of time;

•	the risk of not being able to realize all of the anticipated synergies between Crestmark and Meta and the risk that other anticipated benefits might not be realized; and other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Crestmark’s board of directors believes that the merger and the merger agreement are fair to, and in the best interests of, Crestmark and its shareholders and recommends that Crestmark shareholders vote “FOR” the Crestmark merger proposal and “FOR” the Crestmark adjournment proposal (if necessary or appropriate). In considering the recommendation of the Crestmark board of directors, you should be aware that the directors and executive officers of Crestmark have interests in the merger that may be different from, or in addition to, interests of Crestmark shareholders generally and may create potential conflicts of interest. The Crestmark board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending that Crestmark shareholders vote in favor of the Crestmark merger proposal. See “—Interests of Certain Persons in the Merger” beginning on page 70.

This discussion of the information and factors considered by the Crestmark board of directors includes the material factors considered by the board, but it is not intended to be exhaustive and may not include all the factors considered by the board. In view of the wide variety of factors considered, and the complexity of these matters, the Crestmark board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. Rather, the Crestmark board of directors viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it, including discussions with, and questioning of, Crestmark’s management and its financial and legal advisors. In addition, individual members of the Crestmark board may have given differing weights to different factors.

It should be noted that this explanation of the reasoning of the Crestmark board of directors and certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Crestmark’s Financial Advisor

Crestmark retained Sandler O’Neill on June 29, 2017 to act as an independent financial advisor to Crestmark’s board of directors in connection with Crestmark’s consideration of a possible business combination. Crestmark selected Sandler O’Neill because Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as an independent financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the January 8, 2018 meeting at which Crestmark’s board of directors considered and discussed the terms of the merger agreement and the merger, Sandler O’Neill delivered to Crestmark’s board of directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of January 8, 2018, the exchange ratio provided for in the merger agreement was fair to the Crestmark common shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the written opinion set forth below is qualified in its entirety by reference to the full text of the written opinion. Holders of Crestmark common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Crestmark’s board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any Crestmark shareholder as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the Crestmark shareholders and does not address the underlying business decision of Crestmark to engage in the merger, the form or structure of the merger or any other transactions contemplated by the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Crestmark or the effect of any other transaction in which Crestmark might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Crestmark or Meta, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder, including the merger consideration to be received by the Crestmark shareholders. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•	A draft of the merger agreement, dated January 3, 2018;

•	Certain publicly available financial statements and other historical financial information of Crestmark and Crestmark Bank that Sandler O’Neill deemed relevant;

•	Certain publicly available financial statements and other historical financial information of Meta and MetaBank that Sandler O’Neill deemed relevant;

•	Certain internal financial projections for Crestmark for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Crestmark;

•	Publicly available consensus mean analyst earnings per share estimates for Meta for the years ending September 30, 2018 and September 30, 2019 as confirmed by the senior management of Meta, as well as long-term earnings per share estimates for the years ending September 30, 2020 through September 30, 2022 and estimated dividends per share for the years ending September 30, 2018 through September 30, 2022, as provided by the senior management of Meta;

•	The pro forma financial impact of the merger on Meta based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Meta, as well as financial projections for Crestmark for the years ending September 30, 2018 through September 30, 2021, as adjusted by the senior management of Meta;

•	The publicly reported historical price and trading activity for Meta common stock, including a comparison of certain stock market information for Meta common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	A comparison of certain financial information for Crestmark and Meta with similar financial institutions for which information is publicly available;

•	The financial terms of certain recent business combinations in the banking industry (on a nationwide basis), to the extent publicly available;

•	The current market environment generally and the banking environment in particular; and

•	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the management of Crestmark and its representatives the business, financial condition, results of operations and prospects of Crestmark and held similar discussions with certain members of the management of Meta and its representatives regarding the business, financial condition, results of operations and prospects of Meta.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Crestmark or Meta or their respective representatives, or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective managements of Crestmark and Meta that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to and did not undertake an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Crestmark or Meta or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Crestmark or Meta. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Crestmark or Meta, or of the combined entity after the merger, and Sandler O’Neill did not review any individual credit files relating to Crestmark or Meta. Sandler O’Neill assumed, with Crestmark’s consent, that the respective allowances for loan losses for both Crestmark and Meta were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for Crestmark for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Crestmark. In addition, Sandler O’Neill used publicly available consensus mean analyst earnings per share estimates for Meta for the years ending September 30, 2018 and September 30, 2019, as well as long-term earnings per share estimates for the years ending September 30, 2020 through September 30, 2022 and estimated dividends per share for the years ending September 30, 2018 through September 30, 2022, as provided by the senior management of Meta. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Meta, as well as financial projections for Crestmark for the years ending

September 30, 2018 through September 30, 2021, as adjusted by the senior management of Meta. With respect to the foregoing information, Crestmark’s and Meta’s management each confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available consensus mean analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Crestmark and Meta, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Crestmark or Meta since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that Crestmark and Meta would remain as going concerns for all periods relevant to its analysis.

Sandler O’Neill also assumed, with Crestmark’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Crestmark, Meta or the merger or any related transaction, (iii) the merger and any related transactions will be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with Crestmark’s consent, Sandler O’Neill relied upon the advice that Crestmark received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O’Neill expressed no opinion as to any such matters.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date thereof. Events occurring after the date thereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading value of Meta common stock at any time or what the value of Meta common stock will be once it is actually received by Crestmark shareholders.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to Crestmark’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Crestmark or Meta and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Crestmark and Meta and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of Crestmark, Meta and Sandler O’Neill. The analyses performed by Sandler O’Neill were not necessarily indicative of actual values or future results, both of which could be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Crestmark’s board of directors at its January 8, 2018 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Crestmark common stock or the prices at which Meta common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Crestmark’s board of directors in making its determination to approve the merger agreement and should not be viewed as determinative of the exchange ratio or the decision of Crestmark’s board of directors or management with respect to the fairness of the merger. The type and amount of consideration payable in the merger were determined through negotiation between Crestmark and Meta.

Summary of Exchange Ratio and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed merger. Subject to certain adjustments, as more fully described in the merger agreement, at closing, each share of Crestmark common stock and common stock equivalents issued and outstanding prior to the effective time, except for certain shares of Crestmark common stock as specified in the merger agreement, will receive 2.65 shares of the common stock of Meta. Based on 1,247,747 shares of Crestmark common stock and common stock equivalents issued and outstanding, as of January 5, 2018, the closing price of Meta common stock on January 5, 2018 of $90.15 and a per share exchange ratio of 2.65, Sandler O’Neill calculated an implied transaction price per share for Crestmark common stock of $238.90 and an aggregate implied transaction value of approximately $316.3 million. Based upon historical financial information for Crestmark as of or for the last twelve months (“LTM”) ended September 30, 2017, as provided by Crestmark senior management, Sandler O’Neill calculated the following implied transaction metrics.

Price / Last Twelve Months Earnings Per Share:	15.9	x
Price / Book Value Per Share	305%
Price / Tangible Book Value Per Share	343%
Tangible Book Premium / Core Deposits¹	586.3%
Tangible Book Premium / Core Deposits²	25.9%

(1)	Core deposits defined as total deposits less time deposit accounts greater than $100,000.
(2)	Core deposits defined as total deposits less time deposit accounts greater than $250,000.

Crestmark Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for Crestmark with two groups of financial institutions selected by Sandler O’Neill (referred to herein, respectively, as the “High Performing Community Bank Peer Group” and the “Specialty Finance Companies Peer Group”). The High Performing Community Bank Peer Group consisted of U.S. banks and thrifts with publicly traded securities and assets between $500 million and $2.5 billion and with LTM return on average assets (“ROAA”) greater than 1.25%, excluding announced merger targets. The High Performing Community Bank Peer Group consisted of the following companies:

Live Oak Bancshares, Inc.	First Commerce Bank
Carolina Financial Corporation	Northeast Bancorp
West Bancorporation, Inc.	CBB Bancorp, Inc.
People’s Utah Bancorp	Thomasville Bancshares, Inc.
First Farmers Financial Corporation	F & M Bank Corp.
RBB Bancorp	Plumas Bancorp
First Bancorp, Inc.	Union Bankshares, Inc.
Pacific City Financial Corporation	Santa Cruz County Bank
Citizens & Northern Corporation	Honat Bancorp, Inc.
MetroCity Bankshares, Inc.¹	California First National Bancorp
Parke Bancorp, Inc.	Crystal Valley Financial Corporation
Bank of Utica	Farmers Bancorp²

Note:

1:	Tangible common equity and tangible assets for MetroCity Bankshares, Inc. were calculated based on June 30, 2017 intangibles.
2:	Sandler O’Neill relied upon financial information for Farmers Bancorp as of June 30, 2017.

The Specialty Finance Companies Peer Group consisted of two subsets: Commercial Finance Companies and Containers / Operating Leasing Companies, as further described below.

Commercial Finance Companies included:

CIT Group Inc.	Marlin Business Services Corp.
Element Fleet Management Corp.	Newtek Business Services Corp.
ECN Capital Corp.

Containers / Operating Leasing Companies included:

Air Lease Corporation	Textainer Group Holdings Limited
GATX Corporation	CAI International, Inc.
Aircastle Limited	Willis Lease Finance Corporation

The analysis compared publicly available financial information for Crestmark as of or for the last twelve months ended September 30, 2017 with the corresponding publicly available data for the High Performing Community Bank Peer Group as of or for the last twelve months ended September 30, 2017 (unless otherwise noted), with pricing data as of January 5, 2018. The table below sets forth the data for Crestmark and the high, low, median and mean data for the High Performing Community Bank Peer Group.

	Crestmark (Bank Level)	High Performing Community Bank Peers
		High	Low	Mean	Median
Total Assets ($ in millions)	1,113	2,432	533	1,193	1,064
Market Capitalization ($ in millions)	—	942	80	275	219
Price / Tangible Book Value (%)	—	411	58	184	165
Price / LTM EPS (x)	—	26.3	8.3	15.0	13.6
Price / Est. 2017 EPS (x)	—	21.8	15.0	19.4	20.5
Price / Est. 2018 EPS (x)	—	20.4	13.9	16.6	16.0
Dividend Yield (%)	—	4.3	0.0	1.4	1.2
1 Year Price Δ (%)	—	64.3	(7.7)	22.7	21.7
Efficiency Ratio (%)	74	77	33	52	54
NIM (%)	9.04	5.18	1.98	3.95	3.99
ROAA (%)	2.15	2.54	1.26	1.46	1.39
ROATCE (%)	23.9	25.1	5.9	13.6	13.5
TCE / TA (%)	8.8	31.6	7.6	12.2	10.9
Loan / Deposits (%)	91	121	9	91	92
NPAs / Assets (%)	0.68	3.13	0.00	0.95	0.66

The analysis compared publicly available data for the Specialty Finance Companies Peer Group as of or for the last twelve months ended September 30, 2017, with pricing data as of January 5, 2018. The tables below set forth the high, low, median and mean data for the subset of Commercial Finance Companies, the subset of Containers / Operating Leasing Companies, and for both subsets combined, or the Specialty Finance Companies Peer Group.

	Commercial Finance Companies:
	High	Low	Mean	Median
Total Assets ($ in millions)	49,336	506	14,379	3,412
Market Capitalization ($ in millions)	6,717	269	2,496	1,491
Price/ Tangible Book Value (%)	341	105	174	139
Price / LTM EPS (x)	19.2	7.1	12.6	12.0
Price / Est. 2017 EPS (x)	25.6	10.2	15.9	15.6
Price / Est. 2018 EPS (x)	18.9	9.7	13.3	12.4
Price / Est. 2019 EPS (x)	13.6	8.9	10.7	9.7
Div. Yield (%)	9.7	0.0	2.9	1.3
3 Month Price Δ (%)	7.0	(26.7)	(3.4)	1.9
1 Year Price Δ (%)	22.6	(23.5)	5.3	9.0
LTM ROAE (%)	12.1	(6.2)	6.9	8.7

	Containers /Operating Leasing Companies:
	High	Low	Mean	Median
Total Assets ($ in millions)	14,902	1,436	5,626	4,197
Market Capitalization ($ in millions)	5,002	169	1,690	1,251
Price / Tangible Book Value (%)	174	86	121	118
Price / LTM EPS (x)	15.7	7.8	13.0	13.5
Price / Est. 2017 EPS (x)	13.4	9.4	11.3	11.0
Price / Est. 2018 EPS (x)	18.3	7.9	11.3	9.3
Price / Est. 2019 EPS (x)	13.7	6.8	9.1	8.8
Dividend Yield (%)	4.7	0.0	1.3	0.3
3 Month Price Δ (%)	25.4	(3.8)	5.5	4.2
1 Year Price Δ (%)	182.1	(1.9)	78.9	34.5
LTM ROAE (%)	13.6	0.2	8.5	8.7

	Specialty Finance Companies Peer Group (including both subsets):
	High	Low	Mean	Median
Total Assets ($ in millions)	49,336	506	9,902	4,197
Market Capitalization ($ in millions)	6,717	169	2,159	1,491
Price / Tangible Book Value (%)	341	86	145	118
Price / LTM EPS (x)	19.2	7.1	12.5	12.9
Price / Est. 2017 EPS (x)	25.6	9.4	13.9	11.7
Price / Est. 2018 EPS (x)	18.9	7.9	12.6	11.6
Price / Est. 2019 EPS (x)	13.7	6.8	10.2	9.6
Dividend Yield (%)	9.7	0.0	2.1	1.0
3 Month Price Δ (%)	25.4	(26.7)	2.3	3.6
1 Year Price Δ (%)	182.1	(23.5)	36.0	9.0
LTM ROAE (%)	13.6	(6.2)	7.9	8.7

Crestmark Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of Crestmark common stock assuming Crestmark performed in accordance with internal financial projections for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Crestmark. To approximate the terminal value of a share of Crestmark common stock at December 31, 2021, Sandler O’Neill applied the implied transaction price to 2021 earnings per share multiples ranging from 7.0x to 14.0x and the implied transaction price to December 31, 2021 tangible book value per share multiples ranging from 125% to 200%. The terminal values were then discounted to present values using different discount rates ranging from 11.0% to 17.0% which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Crestmark common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Crestmark common stock of $183.58 to $453.21 when applying multiples of earnings per share, and $158.93 to $313.89 when applying multiples of tangible book value per share.

Earnings Per Share Multiples

Discount Rate	7.0x	8.4x	9.8x	11.2x	12.6x	14.0x
11.0%	$226.60	$271.92	$317.24	$362.57	$407.89	$453.21
12.0%	218.62	262.34	306.07	349.79	393.51	437.24
13.0%	210.98	253.18	295.37	337.57	379.77	421.96
14.0%	203.68	244.41	285.15	325.88	366.62	407.35
15.0%	196.68	236.02	275.36	314.69	354.03	393.37
16.0%	189.99	227.99	265.98	303.98	341.98	379.98
17.0%	183.58	220.29	257.01	293.72	330.44	367.15

Tangible Book Value Per Share Multiples

Discount Rate	125%	140%	155%	170%	185%	200%
11.0%	$196.18	$219.72	$243.26	$266.80	$290.34	$313.89
12.0%	189.27	211.98	234.69	257.40	280.11	302.82
13.0%	182.65	204.57	226.49	248.41	270.33	292.25
14.0%	176.33	197.49	218.65	239.81	260.97	282.13
15.0%	170.28	190.71	211.14	231.57	252.01	272.44
16.0%	164.48	184.22	203.95	223.69	243.43	263.17
17.0%	158.93	178.00	197.07	216.14	235.21	254.28

Sandler O’Neill also considered and discussed with the Crestmark board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Crestmark’s net income varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for Crestmark common stock, applying the implied transaction price to 2021 earnings per share multiples range of 7.0x to 14.0x referred to above and a discount rate of 13.09%:

Earnings Per Share Multiples

Variance to Net Income Forecast	7.0x	8.4x	9.8x	11.2x	12.6x	14.0x
(15.0%)	$178.76	$214.52	$250.27	$286.02	$321.78	$357.53
(10.0%)	189.28	227.14	264.99	302.85	340.70	378.56
(5.0%)	199.80	239.75	279.71	319.67	359.63	399.59
0.0%	210.31	252.37	294.44	336.50	378.56	420.62
5.0%	220.83	264.99	309.16	353.32	397.49	441.65
10.0%	231.34	277.61	323.88	370.15	416.42	462.68
15.0%	241.86	290.23	338.60	386.97	435.34	483.71

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a group of selected merger and acquisition transactions involving U.S. banks (the “Nationwide Precedent Transactions”). The Nationwide

Precedent Transactions group consisted of bank transactions announced between January 1, 2016 and January 5, 2018 with disclosed deal values involving targets with assets between $500 million and $1.5 billion, and last twelve months return on average assets ratios greater than 1.25%.

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Heartland Financial USA, Inc.	First Bank Lubbock Bancshares, Inc.
Independent Bank Group, Inc.	Integrity Bancshares, Inc.
First Federal Bancorp, MHC	Coastal Banking Company, Inc.
Glacier Bancorp, Inc.	Inter-Mountain Bancorp., Inc.
Home Bancorp, Inc.	Saint Martin Bancshares, Inc.
Bryn Mawr Bank Corporation	Royal Bancshares of Pennsylvania, Inc.
Simmons First National Corporation	Citizens National Bank
Guaranty Bancorp	Home State Bancorp

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to LTM earnings per share, transaction price to tangible book value per share and tangible book value premium to core deposits. Sandler O’Neill compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Nationwide Precedent Transactions.

	Crestmark / Meta		High	Low	Mean	Median
Price / LTM EPS (x)	15.9		22.9	9.6	15.9	15.6
Price / TBV (%)	343		241	121	175	180
Core Deposit (1) Premium (%)	25.9	¹	17.9	8.9	13.2	13.9

(1)	Core deposits defined as total deposits less time deposit accounts greater than $250,000.

Meta Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for Meta with a group of financial institutions selected by Sandler O’Neill (the “Meta Peer Group”). The Meta Peer Group consisted of nationwide banks and thrifts with publicly traded securities listed on the NASDAQ Stock Market, the New York Stock Exchange or NYSE American, with assets between $4.0 billion and $6.0 billion, and with LTM ROAA greater than 1.0% excluding announced merger targets. The Meta Peer Group consisted of the following companies:

1st Source Corporation	Great Southern Bancorp, Inc.
Westamerica Bancorporation	Washington Trust Bancorp, Inc.
Sandy Spring Bancorp, Inc.	Lakeland Financial Corporation
Enterprise Financial Services Corp	Community Trust Bancorp, Inc.
State Bank Financial Corporation	Oritani Financial Corp.
Hanmi Financial Corporation	City Holding Company
Republic Bancorp, Inc.	Heritage Financial Corporation
TriCo Bancshares	Camden National Corporation
FB Financial Corporation

The analysis compared publicly available financial information for Meta as of or for the twelve months ended September 30, 2017 with the corresponding publicly available data for the Meta Peer Group as of or for the twelve months ended September 30, 2017, with pricing data as of January 5, 2018. The table below sets forth the data for Meta and the high, low, median and mean data for the Meta Peer Group.

		Meta Peer Group
	Meta	High	Low	Mean	Median
Total Assets ($ in millions)	5,228	5,807	4,040	4,717	4,582
Market Capitalization ($ in millions)	871	1,541	667	1,036	974
Price / Tangible Book Value (%)	306	322	132	221	212
Price / LTM EPS (x)	18.7	30.0	14.3	19.2	18.0
Price / Est. 2017 EPS (x)	14.5	25.4	15.8	18.5	17.8
Price / Est. 2018 EPS (x)	12.4	23.6	12.7	15.9	15.1
Dividend Yield (%)	0.6	4.3	0.0	2.2	2.2
1 Year Price Δ (%)	(12.4)	64.0	(13.9)	6.0	0.3
Efficiency Ratio (%)	66	71	36	55	56
NIM (%)	2.58	4.60	2.77	3.66	3.67
ROAA (%)	1.13	1.47	1.07	1.18	1.15
ROATCE (%)	24.0	15.5	8.5	12.1	12.1
TCE/TA (%)	5.6	13.7	7.8	10.1	10.0
CRE Concentration Ratio (%)	132	550	50	245	235
Loan/Deposits (%)	41	123	27	94	97
NPAs/Assets (%)	0.03	2.49	0.18	0.68	0.56

Meta Stock Trading History. Sandler O’Neill reviewed the historical stock price performance of Meta common stock for the one and three-year periods ended January 5, 2018. Sandler O’Neill then compared the relationship between the stock price performance of Meta’s common stock to movements in the Meta Peer Group (as described above) as well as certain stock indices.

Meta One-Year Stock Price Performance
	Beginning January 5, 2017	Ending January 5, 2018
Meta	100.0%	87.3%
Meta Peer Group	100.0%	99.9%
SNL Bank and Thrift	100.0%	116.1%
S&P 500 Index	100.0%	121.2%

Meta Three-Year Stock Price Performance
	Beginning January 5, 2015	Ending January 5, 2018
Meta	100.0%	256.0%
Meta Peer Group	100.0%	157.8%
SNL Bank and Thrift	100.0%	149.7%
S&P 500 Index	100.0%	135.8%

Meta Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of Meta common stock assuming that Meta performs in accordance with publicly available consensus mean analyst earnings per share estimates for the year ending September 30, 2018 and mean analyst consensus earnings per share and balance sheet estimates for the years ending September 30, 2019, as well as long-term earnings per share estimates for the years ending September 30, 2020 and September 30, 2022 and estimated dividends per share for the years ending September 30, 2018 through September 30, 2022, as provided by senior management of Meta. To approximate the terminal value of Meta common stock at September 20, 2022, Sandler O’Neill applied the implied transaction price to 2022 earnings per share multiples ranging from

12.0x to 18.0x and price to September 30, 2022 tangible book value per share multiples ranging from 150% to 275%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 14.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Meta common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Meta common stock of $91.23 to $167.99 when applying multiples of earnings per share and $66.43 to $148.59 when applying multiples of tangible book value per share.

Earnings Per Share Multiples

Discount Rate	12.0x	13.2x	14.4x	15.6x	16.8x	18.0x
9.0%	$112.68	$123.74	$134.81	$145.87	$156.93	$167.99
10.0%	107.94	118.53	129.12	139.72	150.31	160.90
11.0%	103.43	113.58	123.73	133.88	144.02	154.17
12.0%	99.16	108.88	118.61	128.33	138.05	147.78
13.0%	95.09	104.42	113.74	123.06	132.38	141.71
14.0%	91.23	100.17	109.11	118.05	126.99	135.93

Tangible Book Value Per Share Multiples

Discount Rate	150%	175%	200%	225%	250%	275%
9.0%	$81.99	$95.31	$108.63	$121.95	$135.27	$148.59
10.0%	78.55	91.30	104.06	116.81	129.57	142.32
11.0%	75.28	87.50	99.72	111.94	124.15	136.37
12.0%	72.18	83.89	95.60	107.30	119.01	130.72
13.0%	69.23	80.46	91.68	102.91	114.13	125.35
14.0%	66.43	77.20	87.96	98.72	109.49	120.25

Sandler O’Neill also considered and discussed with the Crestmark board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Meta’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for Meta common stock, applying the price to 2021 earnings per share multiples range of 12.0x to 18.0x referred to above and a discount rate of 11.17%:

Earnings Per Share Multiples

Variance to Net Income Forecast	12.0x	13.2x	14.4x	15.6x	16.8x	18.0x
-15%	$87.58	$96.14	$104.71	$113.27	$121.83	$130.39
-10%	92.62	101.68	110.75	119.82	128.88	137.95
-5%	97.65	107.22	116.79	126.36	135.94	145.51
0%	102.69	112.77	122.84	132.91	142.99	153.06
5%	107.73	118.31	128.88	139.46	150.04	160.62
10%	112.77	123.85	134.93	146.01	157.09	168.17
15%	117.80	129.39	140.97	152.56	164.14	175.73

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger. In performing this analysis, Sandler O’Neill utilized the following information and assumptions: (i) the merger closes on June 30, 2018; (ii) certain purchase accounting adjustments, cost savings and transaction expenses, as well as net income estimates for Crestmark as adjusted by Meta’s senior management; and (iii) publicly available consensus mean analyst net income and EPS estimates for Meta for the years ending September 30, 2018 and September 30, 2019, as confirmed by the senior management of Meta, as well as estimated long-term earnings per share and balance sheet growth rates for the years ending September 30, 2020 and September 30, 2022 and estimated dividends per share for the years ending September 30, 2018 through September 30, 2022, as provided by the senior management of Meta. The analysis indicated that the merger could be (i) dilutive to Meta’s estimated tangible book value at the closing of the merger, (ii) accretive to Meta’s earnings per share (excluding one-time transaction costs and expenses) for the year ended September 30, 2018 and (iii) accretive to Meta’s earnings per share for the years ended September 30, 2019, September 30, 2020 and September 30, 2021.

In connection with this analysis, Sandler O’Neill considered and discussed with the Crestmark board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill is acting as Crestmark’s financial advisor in connection with the merger and will receive a fee for its services in an amount equal to 1.50% of the aggregate purchase price, which fee at the time of announcement of the merger would have been equal to approximately $4.8 million, $500,000 of which was paid to Sandler O’Neill upon signing of the merger agreement with the remainder contingent upon consummation of the merger. Sandler O’Neill also received a fee for rendering its opinion in an amount equal to $250,000, which fairness opinion fee will be credited in full towards the fee becoming due and payable to Sandler O’Neill on the day of closing of the merger. Crestmark has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of Sandler O’Neill’s engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with Sandler O’Neill’s engagement. Sandler O’Neill has not provided, nor received any compensation for, any other investment banking services provided to Crestmark in the two years preceding the date of Sandler O’Neill’s opinion.

In the two years preceding the date of Sandler O’Neill’s opinion, Sandler O’Neill has provided certain investment banking services to Meta and has received fees totaling approximately $415,000 from Meta for those services. Most recently, Sandler O’Neill acted as book manager in connection with Meta’s $75.0 million subordinated debt offering, which closed in August 2016, and advised Meta on its acquisition of substantially all of the assets of EPS Financial Services LLC, which closed November 1, 2016, and on Meta’s acquisition of substantially all of the assets of Specialty Consumer Services, L.P., which closed December 14, 2016. In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Meta and its affiliates. Sandler O’Neill may also actively trade the equity and debt securities of Meta and its affiliates for its own account and for the accounts of its customers.

Certain Prospective Financial Information of the Parties

In connection with the proposed merger, Meta and Crestmark are including in this joint proxy statement/prospectus certain prospective financial information that Crestmark made available to Meta and to Sandler O’Neill, in its capacity as Crestmark’s financial advisor, and that Meta made available to Crestmark and Raymond James, in its capacity as Meta’s financial advisor, in each case, for purposes of performing the financial analysis described above under “The Merger—Opinion of Meta’s Financial Advisor” and “The

Merger—Opinion of Crestmark’s Financial Advisor.” The summary of the projections set forth below is also being included in this joint proxy statement/prospectus because such information was part of the information considered by the respective boards of directors of Meta and Crestmark, as applicable, in evaluating the merger.

The prospective financial information summary of certain significant elements reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to each of Meta’s and Crestmark’s respective businesses, all of which are inherently uncertain and difficult to predict and many of which are beyond the parties’ control. The prospective financial information is subjective in many respects and, thus, is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information may also be affected by the parties’ ability to achieve strategic goals, objectives and targets over the applicable periods. As such, these projections constitute forward-looking statements and are subject to risks and uncertainties, including the various risks set forth in the sections of this joint proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” and, with respect to Meta, in the reports that Meta files with the SEC from time to time, and with respect to Crestmark, in “Crestmark’s Management’s Discussion and Analysis of Crestmark’s Financial Condition and Results of Operations—Quantitative and Qualitative Market Risk Disclosures” included in this joint proxy statement/prospectus. The prospective financial information generally was not prepared with a view toward public disclosure or complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the respective independent registered public accounting firms of Meta or Crestmark, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and the parties’ respective independent registered public accounting firms assume no responsibility for, and disclaim any association with, the prospective financial information. This information was prepared solely for internal use and is subjective in many respects. Neither Meta nor Crestmark can provide any assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. Further, these assumptions do not include all potential actions that management could or might have taken during these time periods and the financial forecasts may not reflect the manner in which Meta would operate the Crestmark business after the merger. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Neither Meta, Crestmark nor, after completion of the merger, the combined company undertakes any obligation to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. Furthermore, the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Neither party can give any assurance that, had the unaudited prospective financial information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used.

The unaudited prospective financial information does not take into account the possible financial and other effects on either Meta or Crestmark, as applicable, of the merger and does not attempt to predict or suggest future results of the combined company following the merger. The information included below does not comprise all of the prospective financial information provided by Meta to Raymond James or by Crestmark to Sandler O’Neill and does not take into account the effect on either Meta or Crestmark, as applicable, of any possible failure to complete the merger.

You are strongly cautioned not to place undue reliance on the prospective financial information set forth below. The inclusion of the prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that any of Meta, Crestmark, Raymond James, Sandler O’Neill or their respective affiliates, advisors or representatives considered or considers such information to be necessarily predictive of actual future events, and the prospective financial information should not be relied upon as such. None of Meta, Crestmark, Raymond James, Sandler O’Neill or their respective affiliates, advisors or representatives makes any representation to any shareholder or any other person regarding the prospective financial information, including the ultimate performance of Meta or Crestmark compared to such prospective financial information. The prospective financial information is not being included in this joint proxy statement/prospectus to influence any Meta stockholder’s or Crestmark shareholder’s decision regarding how to vote on any given proposal at the Meta special meeting or the Crestmark special meeting. In light of the foregoing, and considering that the parties’ respective special meetings will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Meta stockholders and Crestmark shareholders are cautioned not to place undue reliance on such information.

Meta Financial Group, Inc. Projections

	At or for the twelve months ended,
	9/30/2018	9/30/2019	9/30/2020	9/30/2021	9/30/2022
Net Income (Avail to Common) (in millions)	$68.7	$85.6	$104.7	$122.6	$135.0
Earnings Per Share	$7.07	$8.81	$10.77	$12.60	$13.88

Crestmark Bancorp Projections
	At or for the twelve months ended,
	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021
Net Income (Avail to Common) (in millions)	$26.9	$37.0	$44.1	$54.6	$65.5
Earnings Per Share	$21.08	$28.28	$33.38	$41.11	$49.14

Crestmark Bancorp Projections (as adjusted)
	At or for the twelve months ended,
	9/30/2018	9/30/2019	9/30/2020	9/30/2021	9/30/2022
Net Income (Avail to Common) (in millions)	$33.3	$41.0	$49.4	$57.2	$66.2
Earnings Per Share	$25.19	$31.00	$37.34	$43.23	$50.01

Material United States Federal Income Tax Consequences of the Merger

General

The following discussion describes the material United States federal income tax consequences of the merger to U.S. holders of Crestmark common stock that exchange shares of Crestmark common stock for shares of Meta common stock pursuant to the merger. For purposes of this discussion, a “U.S. holder” is a beneficial owner of Crestmark common stock that for United States federal income tax purposes is:

•	a citizen or individual resident of the United States;

•	a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds Crestmark common stock, the tax treatment of a partner generally will depend on the particular circumstances of the partner and the activities of the partnership. A Crestmark shareholder which is a partnership should consult its tax advisor concerning the tax consequences of the merger. Crestmark shareholders that are not U.S. holders may have different tax consequences than those described below, and are urged to consult their tax advisors about the tax treatment of the merger to them under United States and non-U.S. laws.

This discussion addresses only those Crestmark shareholders that hold their Crestmark common stock as a capital asset within the meaning of Section 1221 of the Code, and does not address all the United States federal income tax consequences that may be relevant to particular Crestmark shareholders in light of their individual circumstances or to Crestmark shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Crestmark common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar; and

•	shareholders who acquired their shares of Crestmark common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the 3.8% unearned income Medicare contribution tax.

The following discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

Meta’s obligation to complete the merger is conditioned upon the receipt of an opinion from Meta’s counsel, Katten Muchin Rosenman LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Crestmark’s obligation to complete the merger is conditioned upon the receipt of an opinion from Crestmark’s counsel, Dickinson Wright PLLC, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Meta nor Crestmark currently intends to waive this opinion condition to its obligation to complete the merger.

The following discussion, subject to the limitations and qualifications described herein, constitutes the opinion of Katten Muchin Rosenman LLP and Dickinson Wright PLLC as to the material United States federal income tax consequences of the merger applicable to a U.S. holder of Crestmark common stock that exchanges Crestmark common stock in the merger, to the extent such discussion sets forth statements of United States federal income tax law or legal conclusions with respect thereto. This opinion does not address any state, local or foreign tax consequences of the merger. This opinion is based on certain assumptions and representations as to factual matters by Meta and Crestmark, and cannot be relied upon if any of the assumptions or representations are inaccurate as of the date hereof or the effective time of the merger. In addition, this opinion is based on current law and cannot be relied upon if current law changes with retroactive effect. The opinion of counsel is not binding upon the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position. Neither Meta nor Crestmark has requested, and neither Meta nor Crestmark intends to request, any ruling from the IRS as to the United States federal income tax consequences of the merger.

Crestmark shareholders are urged to consult their tax advisors as to the particular United States federal income tax consequences of the merger to them, as well as any tax consequences arising under any state, local and non-U.S. tax laws or any other United States federal tax laws.

Assuming that the merger is completed according to the terms of the merger agreement without waiver or modification of any provision thereof, based on and subject to the foregoing, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Based on the qualification of the merger as a “reorganization” under the Code, the following material United States federal income tax consequences will result to a U.S. holder upon the exchange of its Crestmark common stock in the merger:

•	No gain or loss will be recognized by a U.S. holder of Crestmark that receives shares of Meta common stock in exchange for shares of Crestmark common stock pursuant to the merger (except for any gain or loss that may result from the receipt of cash in lieu of fractional shares of Meta common stock that the shareholder of Crestmark would otherwise be entitled to receive, as discussed below).

•	Such U.S. holder generally will have an aggregate tax basis in the shares of Meta common stock received by the U.S. holder with respect to each identifiable block of shares of Crestmark common stock (generally, Crestmark common stock acquired at the same cost in a single transaction) exchanged by the U.S. holder in the merger (including any fractional share of Meta common stock deemed received and redeemed for cash, as discussed below) equal to the U.S. holder’s aggregate tax basis in the shares of Crestmark common stock in such block.

•	The holding period of the shares of Meta common stock received by such U.S. holder with respect to each identifiable block of shares of Crestmark common stock exchanged in the merger (including any fractional share of Meta common stock deemed received and redeemed for cash, as discussed below) will include the holding period of the shares of Crestmark common stock in such block.

•	A U.S. holder of Crestmark common stock who receives cash in lieu of a fractional share of Meta common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Meta. Subject to the discussion below regarding possible dividend treatment, a U.S. holder generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share, measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described above). Any gain or loss recognized generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the shares of Crestmark common stock comprising the block of shares of Crestmark common stock exchanged in the merger were held for more than one year. The deductibility of capital losses is subject to limitations. If the U.S. holder’s receipt of cash has the effect of a distribution of a dividend under the provisions of the Code, such gain will be treated as dividend income rather than capital gain. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon a U.S. holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders should consult their tax advisors regarding this possibility.

Backup Withholding and Information Reporting

U.S. holders may be subject to information reporting and backup withholding on any cash payments they receive in the merger in lieu of fractional shares of Crestmark common stock. Payments will not be subject to backup withholding if the U.S. holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides Meta or the exchange agent, as appropriate, with a properly completed Internal Revenue Service Form W-9 (or its successor form) certifying that the U.S. holder is a United States person, the taxpayer identification number provided is correct and the U.S. holder is not subject to backup withholding. The taxpayer identification number of an individual is his or her Social Security number. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s United States federal income tax liability, provided the required information is timely furnished by the U.S. holder to the Internal Revenue Service.

A U.S. holder of Crestmark common stock that receives Meta common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Crestmark common stock that is required to file a United States federal income tax return and is a “significant holder” that receives Meta common stock in the merger will be required to file a statement with such United States federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such holder’s basis in the Crestmark common stock surrendered and the fair market value of Meta common stock (including fractional shares) received in the merger. A “significant holder” generally is a holder of Crestmark common stock that, immediately before the merger, owned at least 1% (by vote or value) of the Crestmark common stock.

The discussion of the material United States federal income tax consequences set forth above is intended to provide only a general summary, and is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are dependent on, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the merger and does not address the tax consequences of any transaction other than the merger.

Accounting Treatment

Meta will account for the merger as a purchase by Meta of Crestmark under the acquisition method of accounting for business combinations in accordance with U.S. GAAP. Under the acquisition method of accounting, the total consideration paid in connection with the merger is allocated among Crestmark’s assets, liabilities and identified intangibles based on the fair values of the assets acquired, the liabilities assumed and the identified intangibles. The difference between the total consideration paid in connection with the merger and the fair values of the assets acquired, the liabilities assumed and the identified intangibles, if any, is allocated to goodwill. The results of operations of Crestmark will be included in Meta’s results of operations from the date of acquisition. Financial statements of Meta issued before completion of the merger will not be restated retroactively to reflect Crestmark’s historical financial position or results of operation.

Interests of Certain Persons in the Merger

General

In considering the recommendations of Crestmark’s board of directors with respect to the merger, you should be aware that certain directors and executive officers of Crestmark and/or Crestmark Bank have agreements or arrangements that provide them with interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other shareholders of Crestmark. Crestmark’s board of directors was aware of these interests during its deliberations of the merits of the merger and in determining to recommend that Crestmark shareholders vote in favor of the Crestmark merger proposal (and thereby approve the transactions contemplated by the merger agreement, including the merger). These interests are described in more detail below, and certain of them are quantified in the narrative below.

Stock Ownership

As of April 19, 2018, Crestmark’s directors and executive officers beneficially owned, in the aggregate, 425,765 shares of Crestmark common stock (including all shares that such directors and executive officers can acquire within 60 days of April 19, 2018 through the exercise of any stock options or other rights), representing approximately 33.1% of the outstanding shares of Crestmark common stock. For more information, see “Security Ownership of Certain Crestmark Beneficial Owners and Management.”

Treatment of Crestmark Stock Options

All Crestmark stock options, including those held by a director or executive officer of Crestmark, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash equal to the product of the number of shares of Crestmark common stock underlying such Crestmark stock option, multiplied by the excess, if any, of (a) the per share purchase price over (b) the exercise price of such Crestmark stock option, less any applicable withholding taxes, upon completion of the merger, as discussed in the “The Merger Agreement—Merger Consideration.” Any Crestmark stock option with an exercise price that is greater than or equal to the per share purchase price will be cancelled and of no further force or effect. As of the date of the merger agreement, directors and executive officers of Crestmark, collectively, held 42,500 outstanding Crestmark stock options, and, assuming the closing of the merger occurred on January 9, 2018 and stock merger consideration of $241.81 per share of Crestmark common stock (based on the $91.25 closing price per share of Meta common stock as quoted on the NASDAQ Global Select Market on such date multiplied by 2.65, the exchange ratio), and a weighted average option exercise price of $52.94 with an estimated aggregate net cash value of approximately $8 million. In the event that the exercise price of any such Crestmark stock option outstanding immediately prior to the completion of the merger is greater than or equal to the per share purchase price, no cash payment or other consideration for such Crestmark stock option will be due or payable in respect thereof, and such Crestmark stock option will be cancelled and of no further force or effect as of the completion of the merger.

Arrangements with Respect to the Board of Directors of each of Meta and MetaBank

Pursuant to the merger agreement, Meta and MetaBank will each be required to increase the size of their respective boards of directors, and, effective as of the effective time of the merger, each of W. David Tull, Crestmark’s Chairman and Chief Executive Officer, and Michael R. Kramer, a member at the law firm Dickinson Wright, PLLC, legal counsel to Crestmark, will be appointed to the board of directors of each of Meta and MetaBank. Each of such new directors will be entitled to compensation consistent with Meta’s current compensation practices for non-employee directors.

Change in Control Agreement, Transaction Bonus Agreement and Employment Agreement with Michael “Mick” Goik

Crestmark is party to the Goik change in control agreement and the Goik transaction bonus agreement with Mr. Goik. In connection with the merger, Mr. Goik agreed to waive those agreements and any and all such payments when otherwise due and owing to Mr. Goik thereunder.

In connection with the execution of the merger agreement, MetaBank entered into an employment agreement with Mr. Goik, Crestmark Bank’s current President and Chief Operating Officer (the “employment agreement”), pursuant to which Mr. Goik will serve as Executive Vice President and President of the Meta Commercial Finance Division as of the closing date of the merger. The employment agreement will have an initial three-year term (the “initial term”), which will commence upon the closing date of the merger, and provides for a one year extension on each anniversary of the expiration of initial term or any subsequent renewal term, unless earlier terminated in accordance with the terms of the employment agreement. The employment agreement entitles Mr. Goik to an annual base salary equal to $435,000 (subject to annual review and adjustment by the MetaBank board of directors). The employment agreement also provides for incentive compensation opportunities that are performance based and consist of Meta’s customary bonus program and incentives based upon Mr. Goik’s base salary. In addition, pursuant to the employment agreement, Mr. Goik will receive a $2.20 million signing bonus that is payable within thirty (30) days following the closing date of the merger. Mr. Goik will be entitled to participate in all MetaBank benefit plans, programs and arrangements that are commensurate with Mr. Goik’s position and responsibilities. Additionally, MetaBank will provide Mr. Goik substantially similar perquisites, in the aggregate, as he received as an officer of Crestmark Bank immediately prior to the closing date of the merger. Pursuant to, and subject to the conditions set forth in, the employment agreement, Mr. Goik and Meta will enter into a Restricted Stock Agreement as of the closing date of the merger with respect to an award of a number of restricted shares of Meta common stock to be agreed upon by the parties but not to exceed a total value of $3.80 million as of the closing date of the merger (the “initial equity award”), which will be subject to certain vesting conditions.

In the event Mr. Goik’s employment is terminated due to death, Disability, without Cause or for Good Reason (each as defined in the employment agreement), Mr. Goik (or his estate or beneficiaries, as the case may be) will be entitled to (i) receive his base salary through the effective date of termination and any earned but unpaid bonus for any completed fiscal year, and (ii) subject to execution of a release of claims Mr. Goik may have against Meta and its affiliates, (A) continued payment of Mr. Goik’s base salary (as in effect as of the termination date) for two years following his termination (his “base salary”), (B) a pro-rata portion of the annual bonus payment for the year of the termination based on actual performance, (C) payment of the premiums required to continue health care coverage for up to 18 months, and (D) acceleration of the initial equity award. In the event Mr. Goik’s employment is terminated by Meta within 12 months following a Change of Control (as defined in the employment agreement), due to death, Disability, without Cause or for Good Reason, Mr. Goik will be eligible to receive his base salary in a lump sum payment and the payments in (B)-(D) above and any accrued amounts (as noted in (i) above) will be paid at the same rate and form as noted above. In addition, the employment agreement provides for a 24-month non-solicitation period (both employees and business relationships) and a 24-month non-compete requirement in addition to other restrictive covenants. The employment agreement also provides for clawback of compensation paid to Mr. Goik under certain circumstances.

Change in Control Agreements with other Crestmark Executive Officers

W. David Tull, Crestmark’s current Chairman and Chief Executive Officer, Jack Talkington, Crestmark’s current Chief Financial Officer, and Mark Matheson, Crestmark’s current Chief Credit Officer, each entered into a Crestmark executive change in control agreement with Crestmark on July 19, 2017 (each, a “Crestmark executive change in control agreement”), that provides for the potential payment of termination compensation in the event of a qualifying termination of such person’s employment with Crestmark or any successor thereto. Each Crestmark executive change in control agreement provides that, if the Crestmark executive that is party to such agreement is terminated by Crestmark or any successor thereto for any reason other than for Cause or a Voluntary Resignation (in each case, as defined in the applicable Crestmark executive change in control agreement) within 24 months following the date of a change of control of Crestmark or any successor thereto, then, such Crestmark executive would be entitled to (i) receive a lump sum payment from Crestmark or its successor, as applicable, in an amount equal to two times such Crestmark executive’s highest base salary and bonus earned in the 24-month period prior to the date on which the change in control occurred, (ii) receive company-paid health and dental insurance for 18 months following the change in control date, except that the Crestmark executive will be responsible for the employee portion of premiums as though such Crestmark executive were an active employee, and (iii) continue receiving certain employer-paid perquisites and benefits, including but not limited to, an automobile allowance and company-paid country club dues, during the two year period following the change in control date.

Other Agreements with Certain Crestmark Executive Officers

Immediately following the closing of the merger, Meta will enter into retention bonus agreements with each of Messrs. Talkington and Matheson, which will provide that each such person will be granted the retention units pursuant to a restricted stock agreement with Meta. Provided that such person remains employed by Meta as of the vesting date of the retention units set forth in the applicable restricted stock agreement, the retention units would vest as follows: 250 shares on September 1 of each of 2018, 2019, 2020 and 2021.

Indemnification and Insurance

The merger agreement provides that, upon completion of the merger, Meta will indemnify, defend and hold harmless the directors and officers of Crestmark (when acting in such capacity) against all costs and liabilities arising out of actions or omissions occurring at or before the completion of the merger, in accordance with Crestmark’s articles of incorporation and Crestmark’s by-laws, to the extent permitted by law.

The merger agreement also provides that for a period of six years after the merger is completed, Meta will maintain Crestmark’s existing directors’ and officers’ liability insurance to reimburse the present and former officers and directors of Crestmark with respect to claims against such directors and officers arising from facts or events which occurred before the completion of the merger, provided that the total premium therefor is not in excess of 200% of the last annual premium paid prior to the date of the merger agreement.

THE MERGER AGREEMENT

The following discussion is a summary of what we believe are the material provisions of the merger agreement. This summary, however, is qualified in its entirety by references to the merger agreement, which is attached as Appendix A and incorporated by reference in this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety.

Structure

Subject to the terms and conditions of the merger agreement, Crestmark will merge with and into Meta, with Meta being the surviving company. Immediately following such merger, pursuant to the terms and conditions of the bank merger agreement, Crestmark Bank will merge with and into MetaBank, with MetaBank being the surviving bank. As a result of the merger, the separate existence of each of Crestmark and Crestmark Bank shall terminate.

Merger Consideration

In connection with the merger, each share of Crestmark common stock outstanding at the effective time of the merger will convert into the right to receive 2.65 fully paid and non-assessable shares of Meta common stock. At the effective time of the merger, each outstanding in-the-money Crestmark stock option will be cancelled and converted into the right to receive an amount in cash (without interest) equal to the product of (a) the number of shares of Crestmark common stock underlying such in-the-money Crestmark stock option, multiplied by (b) the excess of (i) the per share purchase price over (ii) the exercise price of such in-the-money Crestmark stock option, less any applicable withholding taxes. Any out-of-the-money Crestmark stock option will be cancelled and of no further force or effect as of the effective time of the merger, without any consideration therefor.

In addition, upon the effective time of the merger, in lieu of fractional shares of Meta common stock that would otherwise be issued as stock merger consideration, all fractional shares will be converted into the right to receive cash (rounded down to the nearest whole cent), without any interest and subject to any required withholding tax, in an amount equal to the per share purchase price multiplied by the fractional share interest of such Meta common stock to which such Crestmark share would otherwise be converted.

The exchange ratio of 2.65 shares of Meta common stock for each share of Crestmark common stock is subject to adjustment in the event of a stock split, stock dividend or distribution, recapitalization, reclassification, exchange or similar transaction with respect to the outstanding shares of Meta common stock.

Based upon the closing sale price of Meta common stock on the NASDAQ Global Select Market of $113.35 on April 19, 2018, the per share value of the stock merger consideration was equal to approximately $300.38.

The value of the shares of Meta common stock to be issued to Crestmark shareholders in the merger will fluctuate between now and the closing date of the merger. We make no assurances as to whether or when the merger will be completed, and you are advised to obtain current sale prices for Meta common stock. See “Risk Factors—Because the market price of Meta common stock will fluctuate, Crestmark shareholders cannot be certain of the market value of the merger consideration they will receive” beginning on page 19 of this joint proxy statement/prospectus.

Conversion of Shares; Exchange of Certificates; Fractional Shares

Conversion. The conversion of Crestmark common stock and Crestmark stock options into the right to receive the merger consideration will occur automatically at the effective time of the merger.

Exchange Procedures. At or prior to the effective time of the merger, Meta will deposit with the exchange agent, Computershare Trust Company, N.A. and Computershare Inc. (collectively, the “exchange agent”), which also serves as Meta’s transfer agent, (i) certificates, or, at Meta’s option, evidence of shares in book-entry form, representing the shares of Meta common stock to be issued under the merger agreement and (ii) cash payable in lieu of any fractional shares of Meta common stock to be issued under the merger agreement. As promptly as practicable after the effective time of the merger, but in no event later than five business days after the closing date of the merger, the exchange agent will provide Crestmark shareholders with appropriate and customary transmittal materials and instructions in order to exchange their shares of Crestmark common stock for the stock merger consideration to be received in the merger pursuant to the terms of the merger agreement. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Crestmark common stock. Upon surrender to the exchange agent of its certificates or book-entry shares representing Crestmark common stock accompanied by a properly completed letter of transmittal timely delivered to the exchange agent, Crestmark shareholders will be entitled to receive as promptly as practicable the stock merger consideration, including any cash in lieu of fractional shares of Meta common stock.

If any letter of transmittal from a holder of Crestmark common stock provides that Meta common stock is to be issued, or cash payment made, in a name other than that in which the Crestmark common stock surrendered in exchange for the stock merger consideration is registered, then the letter of transmittal must be properly endorsed with a signature guarantee from an eligible guarantor institution and accompanied by any other evidence of authority reasonably requested by the exchange agent, and otherwise put in proper form for transfer.

At or as soon as practicable following the effective time of the merger, and in each case following the receipt by Meta, as the surviving entity, of a cancellation and consent letter agreement from a holder of an in-the-money Crestmark stock option in such form as is acceptable to Meta, Meta shall pay the option cash consideration (less any applicable withholding or other required taxes) payable, pursuant to the terms of the merger agreement, to each holder of an in-the-money Crestmark stock option in accordance with Meta’s ordinary payroll practices, subject to section 409A of the Code.

Dividends and Distributions. Until your Crestmark common stock is surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Meta common stock into which shares of Crestmark common stock may have been converted will accrue but will not be paid. When such Crestmark common stock has been duly surrendered, Meta will pay, without interest (i) at the time of such surrender, the dividends or other distributions with a record date after the effective time of the merger payable with respect to such whole shares of Meta common stock and not paid, and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to whole shares of Meta common stock with a record date after the effective time of the merger but with a payment date subsequent to surrender.

Withholding. Meta (through the exchange agent, if applicable) will be entitled to deduct and withhold from the merger consideration payable to any Crestmark shareholder or any holder of in-the-money Crestmark stock options the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If Meta or the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders or optionholders, as applicable, from whom they were withheld.

No Fractional Shares Will Be Issued. Meta will not issue fractional shares of Meta common stock in the merger. There will be no dividends or distributions with respect to any fractional shares of common stock or any voting or other rights with respect to any fractional shares of common stock. Instead of fractional shares of Meta common stock, Meta will pay to each Crestmark shareholder that would otherwise receive fractional shares of Meta common stock an amount in cash (without interest and rounded down to the nearest whole cent) determined by multiplying the fractional share interest in Meta common stock to which such Crestmark shareholder would otherwise be entitled by the per share purchase price.

Lost, Stolen or Destroyed Crestmark Common Stock Certificates. If a Crestmark shareholder has lost a certificate representing Crestmark common stock, or it has been stolen or destroyed, Meta will issue to such shareholder the Meta common stock or cash payable under the merger agreement if such shareholder submits an affidavit of that fact and indemnity agreement, or, if requested by Meta or the exchange agent, if such shareholder posts bond in a customary amount as indemnity against any claim that may be made against Meta about ownership of the lost, stolen or destroyed certificate, together with the payment of any applicable fees.

For a description of Meta common stock and a description of the differences between the rights of Crestmark shareholders and Meta stockholders, see “Description of Meta Capital Stock” and “Comparison of Stockholder Rights.”

Effective Time

We plan to complete the merger on a business day designated by Meta and Crestmark that is no later than five business days after the satisfaction or waiver of the last remaining conditions to the merger, other than those conditions that, by their nature, are to be satisfied at the closing of the merger, but subject to the fulfillment or waiver of those conditions, or such other time as the parties may mutually agree in writing. The time the merger is completed is referred to as the “effective time” of the merger. See “—Conditions to Completion of the Merger.”

We anticipate that we will complete the merger during the second calendar quarter of 2018. However, completion could be delayed if there is a delay in obtaining the necessary regulatory approvals or the shareholder approvals or for other reasons. There can be no assurances as to if or when these approvals will be obtained or as to whether or when the merger will be completed. If we do not complete the merger by June 30, 2018, subject to an automatic two-month extension to obtain regulatory approvals if such approvals are not obtained as of June 30, 2018, then either party may terminate the merger agreement without penalty, unless the failure to complete the merger by such date is due to the material breach of the merger agreement by the party seeking to terminate the merger agreement. See “—Conditions to Completion of the Merger” and “—Regulatory Approvals Required for the Merger.”

Representations and Warranties

The merger agreement includes customary representations and warranties of Meta and Crestmark relating to their respective businesses that are made as of the date of the merger agreement and as of the closing date of the merger. However, it should be noted that these representations and warranties:

•	have been qualified by information set forth in confidential disclosure schedules delivered in connection with signing the merger agreement – the information contained in those schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate; and

•	are, in some cases, subject to a materiality standard described in the merger agreement that may differ from what may be viewed as material by you.

The merger agreement contains representations and warranties of Meta and Crestmark, to each other, as to, among other things:

•	the corporate organization and existence of each party;

•	the capitalization of each party;

•	the authority of each party and its respective subsidiary bank to enter into the merger agreement (and any other agreement contemplated thereby) and the enforceability of the merger agreement against each party and its respective subsidiary bank;

•	the absence of any violation or breach of the certificate of incorporation, by-laws or other similar governing document of each party, applicable law, and certain agreements, instruments or obligations of each party as a result of entering into, delivering and performing under the merger agreement;

•	governmental approvals and other consents and approvals in connection with the merger;

•	each party’s financial statements and filings with applicable regulatory authorities;

•	agreements with regulatory agencies;

•	legal proceedings;

•	the absence of material changes in each party’s business since (i) December 31, 2016 for Crestmark and (i) September 30, 2017 for Meta;

•	each party’s compliance with applicable law;

•	each party’s relationships with brokers;

•	the filing and accuracy of material tax returns, and the tax treatment of the merger;

•	regulatory capitalization;

•	the absence of any misstatements and omissions of material fact supplied by such party in the merger agreement; and

•	the absence of representations and warranties other than those that are specifically set forth in the merger agreement.

In addition, the merger agreement contains representations and warranties of Crestmark to Meta as to, among other things:

•	the existence, organization and capitalization of its subsidiaries;

•	regulatory investigations and orders;

•	the absence of undisclosed obligations or liabilities;

•	the validity of, and the absence of material defaults under its material contracts;

•	employee benefit plans and related matters;

•	labor matters;

•	environmental matters;

•	investment securities;

•	derivative transactions;

•	enforceability and validity of loans;

•	allowances for loan and lease losses;

•	its trust business;

•	investment management activities;

•	repurchase agreements;

•	deposits and deposit insurance;

•	transactions with affiliates;

•	title and interest in property;

•	intellectual property;

•	adequacy of insurance coverage;

•	contingency planning programs;

•	the inapplicability to the merger and the other transactions contemplated by the merger agreement of state anti-takeover laws;

•	receipt of a fairness opinion regarding the fairness, from a financial point of view, of the merger to the Crestmark shareholders; and

•	the absence of dissenters rights.

In addition, the merger agreement contains representations and warranties of Meta to Crestmark as to, among other things:

•	its filings with the SEC;

•	the sufficiency of internal controls; and

•	disclosure controls.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of Crestmark before the effective time of the merger. Specifically, Crestmark has agreed that, except as (a) set forth in schedules to the merger agreement, (b) expressly contemplated or permitted by the merger agreement, or (c) required under applicable law, Crestmark will not, and will not agree to, unless it obtains Meta’s prior written consent:

•	conduct its business other than in the ordinary and usual course;

•	except for the issuance of Crestmark common stock pursuant to outstanding Crestmark stock options or the pledge of Crestmark securities to secure its line of credit, issue, sell, grant, pledge, deliver, dispose of, encumber, or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock;

•	except in accordance with the terms of an existing Crestmark equity plan, accelerate the vesting of warrants, options, calls, rights, convertible securities or other similar commitments;

•	except as permitted by the merger agreement, change, adjust, split, combine, redeem, reclassify, exchange, purchase or otherwise acquire any shares of its capital stock;

•	make, declare, pay or set aside for payment any dividend or distribution on any shares of its stock, except for payments from Crestmark Bank to Crestmark or from any subsidiary of Crestmark Bank to Crestmark Bank;

•	(i) increase the compensation or benefits payable or to become payable to any current or former employee, officer, director or consultant, (ii) establish, adopt, enter into or amend any benefit plan, (iii) increase the compensation or benefits payable under any existing severance, termination, change in control or retention pay policy or employment or other agreement or benefit plan, (iv) accelerate the vesting or time of payment of any equity or equity-based compensation or other compensation, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, (vi) fund any trust in advance of payment under any benefit plan, or (vii) make any loan or cash advance to any current or former director, officer, employee or independent contractor, other than (w) as required under the terms of a Crestmark benefit plan, (x) as required by law, (y) as permitted or required by the merger agreement or (z) in connection with a promotion in the ordinary course of business;

•	terminate any officer or key employee other than for cause, or hire any employee other than at-will employees with an annual salary less than a specified amount or to fill a vacancy in the ordinary course at an annual salary commensurate with the employee being replaced;

•	enter into any agreement or consummate any transaction with an affiliate of Crestmark or its officers and directors or their immediate family members or any affiliates or associates of the officers or directors;

•	sell, transfer, mortgage, encumber or otherwise dispose of any loans, securities, assets, deposits, business or properties, except in the ordinary course of business;

•	acquire the assets, loans, securities, equity, business, deposits or properties of any other entity except in various specified transactions in the ordinary course of business;

•	make any capital expenditures in excess of specified amounts;

•	amend its articles of incorporation or by-laws;

•	change its accounting principles, practices or methods, except as required by law or U.S. GAAP;

•	terminate, amend, modify or renew any material contract other than renewals or amendments without material adverse changes of terms to Crestmark or its subsidiaries, or enter into a material contract other than in the ordinary course of business substantially consistent with past practice;

•	settle any action, suit, claim or proceeding against it, other than in the ordinary course of business in an amount not in excess of $1.0 million individually or $5.0 million in the aggregate and that would not impose any material restriction on Crestmark or its subsidiaries’ business;

•	enter into any new line of business, introduce any material new products or services or incentive programs or arrangements, materially change its banking and operating policies except as required by law or policies imposed by regulatory authorities, or make any material changes to its underwriting, pricing, origination, acquiring, selling or serving policies and practices;

•	enter into any derivative transactions;

•	other than draws upon, or increases in, Crestmark’s existing line of credit in the ordinary course of business, incur any indebtedness for borrowed money that can be prepaid at any time without penalty, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person;

•	purchase or dispose of debt securities, equity investments or any certificates of deposits issued by other banks, other than to manage liquidity in the ordinary course of business;

•	make any loan that is not in the ordinary course of business and substantially consistent with Crestmark’s written lending guidelines, subject to exceptions consistent with past practice and not material to the credit risk assessment of the loan;

•	make any investment in real property other than by way of foreclosure or in satisfaction of a debt previously contracted or make any investment to develop any real property owned by Crestmark or its subsidiaries;

•	unless required by law, make, change or revoke any material tax election, file any amended tax return, enter into any closing agreement, settle any material tax claim or assessment, or surrender any right to claim a material refund of taxes;

•	acquire or otherwise become the owner of any real property by way of foreclosure or in satisfaction of a debt previously contracted without first obtaining an appropriate Phase I environmental site assessment;

•	take, or knowingly fail to take, any action that would, or is reasonably likely to prevent, delay or impair Crestmark’s ability to consummate the merger, prevent Crestmark Bank’s ability to consummate the bank merger with MetaBank, or prevent the parties from consummating any of the other transactions contemplated by the merger agreement;

•	except as a result of foreclosure or deficiency judgment settlement, redeem or otherwise acquire any shares of Crestmark capital stock or any securities convertible into or exercisable for any shares of Crestmark capital stock;

•	propose to, file any application or make any contract or commitment for the opening or relocation of any, or open or relocate any, branch office, loan production or servicing facility;

•	restructure, reorganize or completely or partially liquidate or dissolve itself or any of its significant subsidiaries; or

•	other than in the ordinary course of business, propose to, compromise, resolve, or otherwise workout any delinquent or troubled loan.

Meta has agreed that, except as expressly contemplated by the merger agreement, or as disclosed in writing prior to the signing of the merger agreement or as directed in writing by any governmental authority, prior to the effective time of the merger it will not, and will not agree to, without Crestmark’s consent:

•	partially or completely liquidate or dissolve itself;

•	take, or knowingly fail to take, any action that would, or is reasonably likely to, prevent, delay or impair Meta’s ability to consummate the merger or the other transactions contemplated by the merger agreement; or

•	subject to specified exclusions, issue any additional shares of Meta common stock, securities or obligations convertible into Meta common stock or any employee or director stock options, restricted stock awards, restricted stock unit awards, grants or similar equity or equity based awards, in an amount that, when aggregating all of the foregoing, exceeds three percent (3%) of the total Meta common stock issued and outstanding as of the date of execution of the merger agreement.

Acquisition Proposals by Third Parties

Crestmark has agreed that neither it nor its representatives will, directly or indirectly:

•	initiate, solicit, knowingly induce, encourage or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal, including entering into any agreement in principle or letter of intent with respect to any acquisition proposal or resolve to approve any acquisition proposal; or

•	participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than Meta) any information or data with respect to Crestmark or any of its subsidiaries or otherwise relating to an acquisition proposal.

In addition, Crestmark agreed not to release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Crestmark is a party.

Under the merger agreement, an “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from Meta), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction. An “acquisition transaction” means:

•	any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Crestmark or any of its subsidiaries that results in a third party acquiring 20% or more of any class of equity of Crestmark or Crestmark Bank;

•	any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, 20% or more of the consolidated assets of Crestmark or Crestmark Bank;

•	any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of Crestmark or Crestmark Bank;

•	any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of Crestmark or Crestmark Bank; or

•	any transaction which is similar in form, substance or purpose to any of the transactions listed above, or any combination of these types of transactions.

If Crestmark receives a bona fide unsolicited written acquisition proposal that did not result from a breach of the non-solicitation provisions in the merger agreement as discussed above, the Crestmark board of directors may participate in discussions or negotiations regarding the unsolicited acquisition proposal if the Crestmark board of directors first determines in good faith, after consultation with its outside legal counsel and outside financial advisor, that such acquisition proposal is or is reasonably likely to lead to a superior proposal, and its failure to take action on such proposal would be inconsistent with its fiduciary duties to its shareholders under applicable law, provided that Crestmark provides Meta with at least three business days’ prior notice of such determination and any person making such alternate proposal signs a confidentiality agreement with terms no less favorable than the confidentiality agreement with Meta.

A “superior proposal” means a bona fide, unsolicited acquisition proposal that:

•	if consummated, would result in a third party (or in the case of a direct merger between such third party and Crestmark or its subsidiaries, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Crestmark common stock or more than 50% of the assets of Crestmark and its subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, and

•	the Crestmark board of directors reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (1) is reasonably capable of being completed on a timely basis, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such acquisition proposal, and (2) taking into account any changes to the merger agreement proposed by Meta in response to such acquisition proposal, and all financial, legal, regulatory and other aspects of such takeover proposal, including all conditions contained therein and the person making such proposal, is more favorable to the shareholders of Crestmark from a financial point of view than the merger with Meta.

Crestmark has agreed to promptly, and in any event within 24 hours, notify Meta in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Crestmark or any of its representatives, in each case in connection with any acquisition proposal and to keep Meta informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request). Crestmark has also agreed to provide Meta with any non-public information about Crestmark or any of its subsidiaries provided to any other person that was not previously provided to Meta, no later than the date provided to such other person.

In addition, under the merger agreement, Crestmark agreed that its board of directors, or any committee thereof, will not:

•	withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to Meta in connection with the transactions contemplated by the merger agreement (including the merger), its recommendation that Crestmark shareholders vote to approve the merger agreement (including failing to reaffirm its recommendation if requested by Meta), or make any statement, filing or release inconsistent with its recommendation;

•	approve or recommend, or propose to approve or recommend, any acquisition proposal; or

•	enter into any letter of intent, or other agreement related to any acquisition transaction (other than a confidentiality agreement entered into in accordance with the non-solicitation provisions of the merger agreement) or requiring Crestmark to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement;

unless, the Crestmark board determines that an unsolicited acquisition proposal that Crestmark received (that did not result from a breach of the non-solicitation provisions of the merger agreement) constitutes a superior proposal, but only if it so determines in good faith, after consultation with outside legal counsel and its financial advisor, and it is reasonably necessary to do so in order to comply with its fiduciary duties to the Crestmark shareholders under applicable law. In the event that the Crestmark board makes this determination, Crestmark must provide five business days’ prior written notice to Meta that its board has made such determination. During the five business days after Meta’s receipt of such notice, Crestmark and its board must cooperate and negotiate in good faith with Meta to make any adjustments, modifications or amendments to the terms and conditions of the merger agreement as Meta may elect to propose that would enable Crestmark to proceed with its board’s original recommendation with respect to the merger agreement. At the end of the five business day period, and after taking into account any such adjusted, modified or amended terms as may have been proposed by Meta during that period, the Crestmark board must again determine:

•	in good faith, after consultation with outside legal counsel, whether it is reasonably necessary to withdraw, qualify, amend or modify its recommendation with respect to the merger agreement to comply with its fiduciary duties to its stockholders under applicable law; and

•	whether the acquisition proposal is a superior proposal.

In the event of any material revisions to the superior proposal, Crestmark must provide a new notice of such superior proposal to Meta. During the three business day period following receipt of such new written notice, Crestmark and its board must cooperate and negotiate in good faith with Meta to make any adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable Crestmark to proceed with its board’s original recommendation with respect to the merger agreement without requiring Crestmark to withdraw, qualify, amend or modify its board’s recommendation with respect to the merger agreement, provided that Meta does not have any obligation to propose any such modifications, amendments or adjustments to the merger agreement.

Crestmark is obligated to submit the merger agreement to its shareholders for a vote to approve the merger agreement and the merger, with a recommendation to approve it; provided, however, in the event the Crestmark board has determined there is a superior proposal as described above, the Crestmark board may recommend such superior proposal and submit the merger agreement without recommendation, along with the basis for such recommendation and lack thereof.

Under certain circumstances, including if the merger agreement is terminated in the event Crestmark breaches certain obligations described above, Crestmark must pay Meta a fee equal to $10.0 million. See “—Termination of the Merger Agreement.”

Other Agreements

In addition to the agreements described above, the parties to the merger agreement have agreed to take several other actions, including:

•	to use commercially reasonable efforts to consummate the merger and the other transactions contemplated by the merger agreement;

•	to convene a special meeting of Meta stockholders within 45 days from the date the registration statement, of which this joint proxy statement/prospectus is a part, becomes effective to consider and vote on the Meta merger proposal, and that Meta will adjourn or postpone such meeting (i) if there are insufficient shares of Meta common stock to constitute a quorum, (ii) if Meta has not then received sufficient proxies to approve the Meta merger proposal, or (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure required under law;

•	to convene a special meeting of Crestmark shareholders within 45 days from the date the registration statement, of which this joint proxy statement/prospectus is a part, becomes effective to consider and vote on the Crestmark merger proposal, and that Crestmark will adjourn or postpone such meeting (i) if there are insufficient shares of Crestmark common stock to constitute a quorum, (ii) if Crestmark has not then received sufficient proxies to approve the Crestmark merger proposal, or (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure required under law;

•	to cooperate to schedule and convene the Meta shareholder meeting and the Crestmark shareholder meeting on the same date and to keep the other party informed regarding solicitation efforts and voting results;

•	to, subject to applicable law, cooperate with each other and prepare promptly and file all necessary documentation to obtain all required permits, consents, approvals and authorizations of third parties and governmental entities, including this joint proxy statement/prospectus and the registration statement for the Meta common stock to be issued in the merger of which this joint proxy statement/prospectus is a part;

•	that Meta will use its reasonable best efforts to cause the shares of Meta common stock to be issued in the merger to be approved for listing on the NASDAQ Global Select Market (subject to official notice of issuance) as promptly as practicable, and in any event before the effective time of the merger;

•	to consult with each other regarding press releases, subject to applicable law;

•	to provide to each other, and to each other’s officers, employees, counsel, accountants and other authorized representatives, reasonable access during normal business hours throughout the period prior to the effective time of the merger to the books, records, properties, personnel and other information of Meta or Crestmark as either Meta or Crestmark may reasonably request;

•	to each confer on a regular basis with representatives of the other party and to report the general status of the ongoing operations of each party and its respective subsidiaries, including promptly providing copies of each report filed by such party or any of its subsidiaries with a governmental authority, subject to confidentiality and certain other limitations;

•	to supplement our respective disclosure schedules to the merger agreement with respect to any matter which would have been required to have been disclosed if existing on the date of the merger agreement;

•	that, for a period of six years after the effective time of the merger, Meta will indemnify, defend and hold harmless the directors and officers of Crestmark (when acting in such capacity) against all costs and liabilities arising out of actions or omissions occurring at or before the completion of the merger, in accordance with Crestmark’s articles of incorporation and Crestmark’s by-laws, to the extent permitted by law;

•	that, for a period of six years after the effective time of the merger, Meta will maintain Crestmark’s existing directors’ and officers’ liability insurance for liabilities that arose prior to the completion of the merger if the total premium therefor is not in excess of 200% of the last annual premium paid prior to the date of the merger agreement (see “The Merger—Interests of Certain Persons in the Merger”);

•	that, not later than the day immediately preceding the closing date of the merger, Crestmark will cause any employee benefit plan of Crestmark to be fully funded, to terminate all such employee benefit plans of Crestmark as of the effective time of the merger, and to commence the process to pay out any vested benefits thereunder to participating and eligible employees of Crestmark;

•	that Crestmark will terminate its employee stock ownership plan (“ESOP”) the day immediately preceding the closing date of the merger and repay the full outstanding balance of any loans under the ESOP;

•	that Meta and Crestmark will give notice to the other party of any fact, event or circumstance that is reasonably likely to result in any material adverse effect, as defined in the merger agreement, or that would constitute a material breach of any of its or its respective subsidiaries’ representations, warranties, covenants or agreements in the merger agreement;

•	that Meta and Crestmark will facilitate the integration of Crestmark with the business of Meta and will meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Crestmark prior to filing regulatory approvals;

•	that Crestmark will cooperate with certain environmental examinations, if required by Meta and at Meta’s cost, within 45 business days after the execution of the merger agreement to real property owned by Crestmark and its subsidiaries in order to determine, as provided in the merger agreement, whether certain environmental conditions exist on such real property;

•	to increase the size of each of Meta’s and MetaBank’s board of directors by two directorships and nominate W. David Tull and another individual designated jointly by Meta and Crestmark, who has subsequently been determined to be Michael R. Kramer, to such boards as of the effective time of the merger (see “The Merger—Interests of Certain Persons in the Merger”);

•	to cause the officers and directors of Crestmark and each of its subsidiaries to resign such positions as of the effective time of the merger;

•	to take such actions reasonably requested by the other party for integration of the parties’ operations and to cause Crestmark Bank to merge into MetaBank;

•	to keep any non-public confidential information of the other party confidential;

•	to use each of our reasonable best efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code;

•	that, prior to the effective time of the merger, Crestmark will prepare and deliver to Meta a good faith determination of its adjusted tangible common equity (as such term is defined in the merger agreement);

•	to not take any actions that would cause the transactions contemplated by the merger agreement to be subject to any takeover laws;

•	promptly following execution of the merger agreement, to deliver evidence to the other party of stockholder approval by Meta’s and Crestmark’s respective subsidiary banks; and

•	that Crestmark will deliver to Meta a copy of its 2017 audited financial statements as soon as such financial statements are made available.

Conditions to Completion of the Merger

The obligations of Meta and Crestmark to complete the merger are subject to the satisfaction or waiver of certain conditions, including the following:

•	the merger agreement and the merger must be approved by the requisite vote of Crestmark shareholders;

•	the merger agreement must be adopted, and the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Meta common stock must be approved, by the requisite vote of holders of Meta common stock;

•	all requisite regulatory approvals must be obtained and in full force, and all statutory waiting periods in respect thereof must have terminated;

•	all other approvals or consents must be obtained, in full force and all statutory waiting periods in respect thereof must have terminated, except for those which will not result in a material adverse effect on Meta;

•	there must be no government action or other legal restraint or prohibition preventing completion of the merger or the other transactions contemplated by the merger agreement; and

•	the Meta common stock that is to be issued in the merger must be approved for listing on the NASDAQ Global Select Market, and the registration statement filed with the SEC, of which this joint proxy statement/prospectus is a part, must be effective.

The obligation of Crestmark to complete the merger is subject to the satisfaction or waiver of certain conditions, including the following:

•	each of the representations and warranties of Meta contained in the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger, and Meta must have performed all obligations and complied with all agreements and covenants required to be performed by it under the merger agreement in all material respects;

•	since the date of the merger agreement, no condition, event, fact, circumstance or other occurrence will have occurred which has had or is reasonably expected to have a material adverse effect on Meta, as the surviving entity;

•	the bank merger agreement must have been executed and delivered by Meta;

•	receipt of a legal opinion from Dickinson Wright PLLC, dated as of the closing date of the merger, that, on the basis of facts, representations and assumptions set forth in the opinion, the merger will be treated as a tax-free reorganization under federal tax laws; and

•	the board of directors of each of Meta and MetaBank must have approved the merger agreement, including the merger and the other transactions contemplated thereby, and the board of directors of Meta shall not have adversely withheld, withdrawn or modified the recommendation to Meta stockholders to approve the merger proposal with Crestmark.

In addition, the obligation of Meta to complete the merger is subject to the satisfaction or waiver of certain conditions, including the following:

•	each of the representations and warranties of Crestmark contained in the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger and Crestmark must have performed all obligations and complied with all agreements and covenants required to be performed by it under the merger agreement in all material respects;

•	the bank merger agreement must have been executed and delivered by Crestmark;

•	the board of directors of Crestmark and Crestmark Bank must have approved the merger agreement, including the merger and the other transactions contemplated thereby, and the board of directors of Crestmark shall not have adversely withheld, withdrawn or modified the recommendation to Crestmark’s shareholders to approve the merger proposal with Meta;

•	since the date of the merger agreement, no condition, event, fact, circumstance or other occurrence will have occurred which has had or is reasonably expected to have a material adverse effect on Crestmark or Meta as the surviving entity;

•	the employment agreement between Meta and Michael Goik must be in full force and effect as of the consummation of the merger;

•	Meta must have received an executed option cancellation letter from each holder of a Crestmark stock option;

•	Meta must have received resignations of each officer, director or manager of Crestmark and its subsidiaries effective as of the consummation of the merger;

•	Crestmark must have delivered an affidavit of an officer of Crestmark and Crestmark Bank pursuant to Section 1445(b)(3) of the Code that Crestmark and Crestmark Bank are not U.S. real property holding companies;

•	receipt of a legal opinion from Katten Muchin Rosenman LLP, dated as of the date the merger is completed, that, on the basis of facts, representations and assumptions set forth in the opinion, the merger will be treated as a tax-free reorganization under federal tax laws;

•	Crestmark must have delivered to Meta evidence of satisfaction of any corrective actions;

•	Meta must have received the report from BDO USA LLP regarding the valuation of certain restrictive covenants for purposes of Section 280G of the Code;

•	Meta stockholders must have approved an amendment to Meta’s certificate of incorporation to increase the authorized number of shares of Meta common stock;

•	Crestmark’s adjusted tangible common equity, as defined in the merger agreement, must be greater than or equal to $97.0 million;

•	Crestmark must have delivered to Meta Crestmark’s 2017 audited financial statements; and

•	Meta must have received (i) resolutions of Crestmark’s board of directors terminating Crestmark’s employee benefit plans, and (ii) other specified evidence of employee benefit plan compliance.

Where the law permits, either of Meta or Crestmark could choose to waive a condition to its obligation to complete the merger even when that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement

The merger agreement may be terminated prior to the closing, before or after approval by Meta stockholders or Crestmark shareholders, for various reasons, including by:

•	mutual consent of Meta and Crestmark;

•	either party if any requisite regulatory approvals are not obtained or if the consummation of the merger has been enjoined or prohibited by any governmental regulatory authority;

•	either party if Meta stockholders do not approve the merger agreement or the share issuance, or if Crestmark shareholders do not approve the merger agreement;

•	a party who is not in material breach of the merger agreement if the other party (1) materially breaches any covenants or undertakings contained in the merger agreement or (2) materially breaches any representations or warranties contained in the merger agreement, in each case, subject to cure provisions set forth in the merger agreement;

•	either party if the merger has not occurred on or before June 30, 2018, as shall be automatically extended for two months in order to obtain regulatory approvals if such regulatory approvals have not obtained as of such date, unless the failure to complete the merger by such date is due to the material breach of the merger agreement by the party seeking to terminate;

•

Meta, if the board of directors of Crestmark (1) materially breaches its non-solicitation obligations provided in the merger agreement, (2) fails to recommend, or withdraws its previous recommendation,

that Crestmark shareholders approve the merger and the merger agreement, (3) recommends, proposes or publicly announces its intention to recommend or propose to engage in an acquisition transaction with any person other than Meta, (4) fails to convene the Crestmark special meeting, (5) fails to publicly recommend against an alternative acquisition proposal within five business days after being asked to do so by Meta, or (6) fails to publicly reconfirm its recommendation that Crestmark shareholders approve the merger or the merger agreement within five business days after being asked to do so by Meta; or

•	Crestmark, if the board of directors of Meta materially breaches its obligations to call, give notice of and commence the Meta special meeting.

If the merger agreement is terminated, it will become void and have no effect and the parties will be relieved of all obligations and liabilities, except that (i) certain specified provisions of the merger agreement will survive and (ii) if the merger agreement is terminated because of a material breach of a representation, warranty, covenant or agreement, the breaching party will not be relieved of liability for any breach giving rise to the termination; provided, however, if either party is required by the terms of the merger agreement, and does pay, the termination fee described below, then such party will have no further obligations under the merger agreement.

Crestmark will be required to pay a termination fee to Meta equal to $10.0 million, in the following circumstances:

•	Meta terminates the merger agreement because Crestmark (1) materially breaches its non-solicitation obligations provided in the merger agreement, subject to a five-day cure period, (2) fails to recommend, or withdraws its previous recommendation, that Crestmark shareholders approve the merger and the merger agreement, (3) recommends, proposes or publicly announces its intention to recommend or propose to engage in an acquisition transaction with any person other than Meta, (4) materially breaches its obligations to convene the Crestmark special meeting, subject to a 5-day cure period, or (5) fails to publicly reconfirm its recommendation that Crestmark shareholders approve the merger or the merger agreement after being asked to do so by Meta; or

•	in the event that (1) a third party acquisition proposal had been made known to Crestmark or made directly to its shareholders and not withdrawn, and thereafter the merger agreement is terminated (x) by either party because the Crestmark shareholders fail to approve the merger agreement or because the merger is not consummated by June 30, 2018 without the Crestmark shareholders having approved the merger, or (y) by Meta because of a material uncured breach by Crestmark of its representations, warranties or covenants under the merger agreement, or (2) within six months after the date of termination, Crestmark consummates an acquisition transaction (as defined in the merger agreement) or enters into a definitive agreement with respect to such acquisition proposal.

Meta will be required to pay a termination fee to Crestmark equal to $10.0 million, in the following circumstances:

•	Crestmark terminates the merger agreement because Meta materially breaches its obligation to convene the Meta special meeting, subject to a five-day cure period; or

•	in the event that there is a publicly announced offer to purchase at least 20% or more of Meta’s or MetaBank’s capital stock or consolidated assets, and, thereafter, the merger agreement is terminated by Meta because the Meta stockholders fail to approve the merger agreement.

Waiver and Amendment of the Merger Agreement

At any time before completion of the merger, either Meta or Crestmark may, to the extent legally allowed, amend in writing the merger agreement or waive in writing compliance by the other with any provision contained in the merger agreement. However, once Crestmark shareholders have approved the Crestmark merger proposal or Meta stockholders have approved the Meta merger proposal, no amendment may be made that would require further approval by Meta stockholders or Crestmark shareholders unless that approval is obtained.

Meta may also change the structure of the merger or the method effecting the merger before the effective time of the merger, so long as any change does not: (i) change the kind or amount of consideration to be received by Crestmark shareholders; (ii) materially delay receipt of the requisite regulatory approvals; (iii) adversely affect the federal income tax consequences of the merger to Crestmark’s shareholders; or (iv) cause any of the conditions to complete the merger to be incapable of being satisfied.

Regulatory Approvals Required for the Merger

In the merger agreement, we have agreed to use commercially reasonable efforts to obtain the requisite regulatory approvals, which include approvals from the Federal Reserve and the OCC. Meta filed applications and notices under relevant provisions of the HOLA and the BHCA for approval of the merger with the FRB-M on March 14, 2018. In addition, Meta filed an application under the Bank Merger Act, 12 U.S.C. § 1828(c), and HOLA § 10(s), for approval of the bank merger with the OCC on March 2, 2018. A copy of one or more of the applications and notices has been furnished to the DOJ, the FDIC, and the OCC. Copies of certain of the notices have been filed with the DOJ and the FTC pursuant to the Hart-Scott-Rodino Act. As required by Michigan law, a copy of the bank merger application was filed with the DIFS on March 9, 2018. A courtesy copy of one or more of the applications and notices to the FRB-M was provided to the DIFS on March 16, 2018. Meta and Crestmark cannot provide any assurance that the requisite regulatory approvals will be obtained in a timely manner or at all, or, if the requisite regulatory approvals are obtained, that such approvals will not contain a burdensome condition. In addition, Meta and Crestmark cannot provide any assurance that there will not be any public objection to or litigation challenging the requisite regulatory approvals, including any challenge by the DOJ, a state attorney general or a private party on antitrust grounds, or, if such a challenge is made, as to the result of any such challenge.

Federal Reserve.

The merger will be effected after a transitory conversion by Meta into a bank holding company, as such term is defined in the BHCA, for which a filing on Form FR Y-3 pursuant to BHCA Section 3(a)(1) was provided to the FRB-M on March 14, 2018. After such transitional conversion and the completion of the merger and the bank merger, Meta will resume its legal status as a savings and loan holding company and MetaBank will be the sole insured depository institution subsidiary of Meta. Additionally, a FR Y-4 notice filing was provided to the FRB-M on March 14, 2018 in connection with Meta’s momentary holding of (i) Crestmark Bank’s majority interests in certain subsidiary limited liability companies, and (ii) MetaBank, a federal savings bank, during Meta’s transitory conversion into a bank holding company. The merger, the bank merger and the other transactions contemplated by the merger agreement cannot be completed unless and until the requisite regulatory approvals are received and any required waiting periods in connection with such regulatory approvals have expired.

The Federal Reserve will review the merger pursuant to the relevant provisions in the HOLA, including as set forth in Section 10 of the HOLA, 12 U.S.C. § 1467a, and the Board’s Regulation LL, 12 CFR Part 238, as well as the BHCA, including as set forth in 12 U.S.C. §§ 1842 and 1843 and the Board’s Regulation Y, 12 CFR Part 225. The Federal Reserve is prohibited from approving any merger transaction under Section 10(e) of the HOLA (i) which would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize, or attempt to monopolize, the savings and loan business in any part of the United States, or (ii) whose effect in any section of the United States may be substantially to lessen competition, or to tend to create a monopoly or which in any other manner would be in restraint of trade, unless the Federal Reserve finds that the anti-competitive effects of the merger transaction are clearly outweighed in the public interest by the probable effect of the merger transaction in meeting the convenience and needs of the community to be served.

In addition, the Federal Reserve generally considers the following specific factors in evaluating applications presented pursuant to HOLA Section 10(e): (a) the financial and managerial resources and future prospects of the company and association involved (including a consideration of the competence, experience, and integrity of the officers, directors, and principal shareholder of the company or association), (b) the effect of the acquisition on the association, (c) the insurance risk to the Deposit Insurance Fund, and (d) the convenience and needs of the community to be served (including the record of performance under the Community Reinvestment Act of 1977, as amended).

The Federal Reserve is further prohibited from approving a merger application if after consummation of the mergers, the applicant would control more than 10% of the total amount of aggregate consolidated liabilities of “financial companies” (as defined under the BHCA) in the United States. On a pro forma basis, using data as of December 31, 2017, assuming approval and consummation of the mergers, Meta would control only 0.0383% of nationwide liabilities of financial companies. Accordingly, Meta believes that this prohibition does not apply to the mergers, and will not prevent the Federal Reserve from granting approval under the HOLA.

The Federal Reserve will render a decision on the HOLA application within 90 days after submission of the complete record on the application.

In acting on the application and notice under the BHCA, the Federal Reserve will consider factors similar to those described above that are applicable under the HOLA. In addition, the Federal Reserve will consider the effectiveness of the companies in combatting money laundering services, and the extent to which the proposed merger would result in greater or more concentrated risks to the financial stability of the United States banking or financial system.

Because, under the BHCA, the “home state” of MetaBank and of Crestmark Bank is not the same state, the Federal Reserve is prohibited from approving the merger if (i) the applicant is not “well capitalized” and “well managed” (as those terms are defined in the BHCA), or (ii) after consummation of the mergers, the applicant would control more than 10% of the total amount of deposits of insured depository institutions in the United States. Meta believes that it is both “well capitalized” and “well managed”, as those terms are used in the BHCA. On a pro forma basis, using deposit data as of December 31, 2017, assuming approval and consummation of the mergers, Meta would control only 0.0342% of nationwide deposits of insured depository institutions. Accordingly, Meta believes that this prohibition does not apply to the mergers, and will not prevent the Federal Reserve from granting approval under the BHCA.

Office of the Comptroller of the Currency. Under federal law, the OCC must review the bank merger as set forth in the applicable provisions of the Bank Merger Act, 12 U.S.C. § 1828(c), and Section 10(s) of the HOLA. The requisite application materials have been filed with the OCC and include information related to both depository institutions and their current and pro forma financials. The OCC will consider the following factors, among others, in evaluating the bank merger application: (a) the financial and managerial resources and future prospects of the existing and proposed institutions; (b) the convenience and needs of the community to be served; (c) the risk to the stability of the United States banking or financial system; (d) the activities of the combined institution; and (e) the existing institutions’ compliance with Bank Secrecy Act/Anti-Money Laundering requirements and obligations. Because the Federal Reserve will be reviewing the competitive effects of the merger and the holding company merger will occur before the bank merger, the OCC will not review the competitive effect of the mergers.

Because MetaBank and Crestmark Bank are located in different states, the OCC must consider additional matters under both the Bank Merger Act and Section 5(r) of the HOLA. Under the Bank Merger Act, the OCC may not approve a bank merger application if, after consummation of the mergers, the applicant would control more than 10% of the total amount of deposits of insured depository institutions in the United States. On a pro forma basis, using deposit data as of December 31, 2017, assuming approval and consummation of the mergers, Meta would control only 0.0342% of nationwide deposits of insured depository institutions. Accordingly, Meta believes that this prohibition does not apply to the mergers, and that the deposit concentration standard will not prevent the OCC from granting approval under the Bank Merger Act.

Under the bank merger, Meta proposes to operate the former principal office of Crestmark Bank as a branch office of MetaBank. Section 5(r) of the HOLA prohibits any federal savings association (which includes MetaBank) from retaining or operating a branch office located outside its home state, unless (i) that branch office (and any other branch offices located in the same state), taken as a whole, would satisfy the asset requirements of a “qualified thrift lender” (as defined in HOLA) or a “domestic building and loan association” (as defined in the Internal Revenue Code), (ii) a statutory exception applies, or (iii) the OCC grants a temporary waiver of the requirements of Section 5(r) to permit the federal savings association to bring the branch office(s) outside its home state into compliance.

Because MetaBank’s home state is South Dakota, and the principal office of Crestmark Bank is located in Michigan, HOLA § 5(r) applies to the bank merger. The assets of Crestmark Bank’s principal office do not meet the asset requirements of a “qualified thrift lender” or a “domestic building and loan association”, and it is unclear whether any of the statutory exceptions applies. Accordingly, in its bank merger application, MetaBank has requested that the OCC grant a two-year waiver of the requirements of HOLA § 5(r), as permitted by the statute.

Michigan Department of Insurance and Financial Services. Completion of the merger and the related transactions, including the bank merger, requires prior notice to the DIFS pursuant to the Michigan Banking Code of 1999, 1999 P.A. 276, as amended, M.C.L. §§ 487.11101 et seq., as set forth in M.C.L. § 487.13702(b). As required by Michigan law, a copy of the bank merger application to the OCC was filed with the DIFS on March 9, 2018.

Stock Exchange Listing

Meta has agreed to use its commercially reasonable efforts to list the shares of Meta common stock to be issued in connection with the merger on the NASDAQ Global Select Market. It is a condition to the completion of the merger that those shares be approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance. Following the merger, Meta expects that its common stock will continue to trade on the NASDAQ Global Select Market under the symbol “CASH.”

Restrictions on Resales by Affiliates

Meta is registering its shares of common stock to be issued in the merger with the SEC under the Securities Act pursuant to this joint proxy statement/prospectus. No restrictions on the sale or other transfer of shares of Meta common stock issued in the merger will be imposed solely as a result of the merger, except for restrictions on the transfer of shares of Meta common stock issued to any Crestmark shareholder who is or becomes an “affiliate” of Meta for purposes of Rule 144 under the Securities Act. The term “affiliate” is defined in Rule 144 under the Securities Act as a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Meta or the combined company, as the case may be.

No Dissenters’ Rights of Appraisal

Dissenters’ rights of appraisal are rights that, if available under applicable law or otherwise, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights of appraisal are not available in all circumstances, and exceptions to those rights are provided in the Michigan Business Corporation Act (“MBCA”). Under Section 762(2) of the MBCA and Crestmark’s articles of incorporation and by-laws, Crestmark shareholders will not have dissenters’ rights of appraisal in connection with the merger because the merger consideration will consist of shares of Meta common stock, which are listed on the NASDAQ Global Select Market, or, in the event a Crestmark shareholder would be entitled to cash in lieu of fractional shares of Meta common stock, a combination of Meta common stock and cash.

Voting Agreements

In connection with the execution of, and as a condition to Meta’s willingness to enter into, the merger agreement, certain of Crestmark’s directors and executive officers and holders of Crestmark common stock, representing an aggregate of approximately 34% of Crestmark’s outstanding common stock as of January 9, 2018 have entered into voting agreements with Meta. A copy of the form of these voting agreements is attached as Appendix B to this joint proxy statement/prospectus.

Under the voting agreements, each such shareholder has agreed, with respect to the shares of Crestmark common stock owned of record or beneficially by the shareholder, that at any meeting of Crestmark shareholders in relation to the merger agreement and transactions contemplated by the merger agreement and at the special shareholders meeting or any other meeting or action of Crestmark shareholders called in relation to such matters, the shareholder shall vote, or cause to be voted, such shares as follows:

•	vote in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, any other matters required to be approved or adopted in order to effect the merger and the transactions contemplated by the merger agreement; and

•	not vote in favor of any competing acquisition proposal or any action that is intended or could reasonably be expected to materially impede, interfere with, delay or materially and adversely affect the merger or any transactions contemplated by the merger agreement.

The voting agreements also contain restrictions on the sale, transfer, assignment, pledge or other disposition of shares of Crestmark common stock held or beneficially owned by Crestmark shareholders party to the voting agreements prior to the effective time of the merger.

The voting agreement will terminate automatically upon the termination of the merger agreement.

PROPOSAL NO. 2

AMENDMENT TO META’S CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 30 MILLION TO 90 MILLION SHARES FOR THE PURPOSE OF EFFECTING A THREE-FOR-ONE FORWARD STOCK SPLIT

Proposal 2 contemplates an amendment to Article Fourth of Meta’s certificate of incorporation to increase the number of authorized shares of Meta common stock from 30 million shares to 90 million shares (the “charter amendment” and this proposal with respect to the approval of the charter amendment, the “charter amendment proposal”). No change in the number of authorized shares of Meta nonvoting common stock or Meta preferred stock is proposed.

The complete text of the charter amendment is set forth on Appendix E to this joint proxy statement/prospectus. Such text is, however, subject to revision for such changes as may be required by the Delaware Secretary of State or other changes consistent with this proposal that Meta may deem necessary or appropriate.

On March 15, 2018, Meta’s board of directors voted to approve and adopt, and to recommend that Meta stockholders approve and adopt, the charter amendment. If Meta stockholders approve the charter amendment proposal, Meta intends to file the charter amendment with the Delaware Secretary of State promptly following the Meta special meeting.

Meta’s certificate of incorporation authorizes up to 30 million shares of Meta common stock. As of the Meta record date:

•	9,720,536 shares of Meta common stock were issued (including 20,945 shares of Meta common stock held in treasury) and 9,699,591 shares were outstanding;

•	812,001 shares of Meta common stock have been reserved for issuance under Meta’s equity compensation plans;

•	An additional approximate 3.3 million shares of Meta common stock are expected to be issued in connection with the merger, leaving a balance of 16,167,463 shares of Meta common stock authorized and unissued and not reserved for any specific purpose;

•	No shares of Meta preferred stock were issued and outstanding; and

•	No shares of Meta nonvoting common stock were issued and outstanding.

Reasons for the charter amendment

On March 15, 2018, Meta’s board of directors approved pursuing the stock split. The closing market price of Meta common stock on March 14, 2018 was $113.75, as reported on the NASDAQ Global Select Market. In light of the rise in the market price of Meta common stock in recent years, Meta’s board of directors believes that effecting the stock split would make shares of Meta common stock more affordable and attractive to a broader group of potential investors, increase liquidity in the trading of Meta common stock and increase the attractiveness of Meta’s employee equity awards. Meta’s board of directors also considered a study published by The Ambassador Financial Group concluding that stock splits improve stockholder liquidity and market valuation. Finally, Meta’s board of directors considered the cost of effecting a stock split and believes the cost to be insignificant in light of the benefits to be obtained.

Conditioned on receiving approval by Meta stockholders of the charter amendment proposal to effect the 3-for-1 forward stock split and subject to further action by Meta’s board of directors, Meta plans to issue a dividend of two shares of Meta common stock for every one share issued and outstanding as of a record date to be determined in the future. Without approval of the charter amendment proposal, Meta would not have sufficient authorized Meta common stock to declare a three-for-one forward stock split.

Approval of the charter amendment proposal will allow Meta to declare the stock split while also maintaining Meta’s flexibility to use capital stock for various purposes, including capital raising, providing equity incentives to directors and employees to attract and retain talented personnel, paying stock dividends or effecting future stock splits, expanding Meta’s business through acquisitions or other strategic transactions involving the issuance of shares, including mergers, acquisitions and other business combinations, and other general corporate purposes.

Consistent with the currently authorized but unissued shares of Meta common stock, the additional shares of Meta common stock authorized by the charter amendment proposal, if approved by Meta stockholders, would be available for issuance without further action by Meta stockholders, unless further action is required by law, the rules of the NASDAQ Stock Market or any other stock exchange on which Meta common stock, as applicable, may be then listed.

Impact of Increase in Authorized Shares and Stock Split

	Current	After Authorized Share Increase and Stock Split
Authorized Shares of Common Stock	30,000,000	90,000,000
Shares Outstanding as of April 19, 2018	9,699,591	29,098,773
Shares Held in Treasury as of April 19, 2018	20,945	62,835
Shares Issued as of March 12, 2018	9,720,536	29,161,608
Shares Reserved for Issuance under Equity Plans as of April 19, 2018	812,001	2,436,003
Approximate Shares Reserved for Crestmark Acquisition (1)	3,300,000	9,900,000
Total Shares Outstanding and Reserved/Committed	13,832,537	41,497,611
Shares Available for Issuance – Pre-Increase	16,167,463	N/A
Shares Available for Issuance – Post-Increase	N/A	48,502,389
Shares Available as a Percent of Authorization (2)	53.89%	53.89%

(1)	This approximation is based upon the number of shares of Crestmark common stock outstanding as of the date of the merger agreement.
(2)	Reflects (a) pre-increase ratio to Authorized Shares of Common Stock in the Current column and (b) post-increase ratio to Authorized Shares of Common Stock in the After Authorized Share Increase and Stock Split column.

The board of directors of Meta believe it is in the best interests of its stockholders to increase the number of authorized shares of Meta common stock to accommodate the stock split.

Consequences of the charter amendment and stock split

If Meta stockholders approve the Meta merger proposal, upon the closing of the transactions contemplated by the merger agreement, based upon the shares of Crestmark common stock outstanding as of the date of the merger agreement, Meta would issue approximately 3.3 million shares of Meta common stock to Crestmark shareholders. If the charter amendment proposal is approved by Meta’s stockholders and the stock split is implemented prior to the consummation of the merger, the exchange ratio pursuant to the merger agreement will be adjusted such that, upon the closing of the merger, Crestmark stockholders would receive 7.95 shares of Meta common stock for each share of Crestmark common stock held by them. See the section entitled “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Fractional Shares” beginning on page 74.

The newly authorized shares of Meta common stock would constitute additional shares of the existing class of Meta common stock and, if and when issued, will have the same rights and privileges as the shares of Meta common stock currently authorized. Meta common stock is not entitled to preemptive rights.

The par value per share of Meta common stock will, upon approval of the charter amendment proposal and effectiveness of the charter amendment and the stock split, remain unchanged at $0.01 per share.

Following the effective date of the stock split, if approved by Meta’s board of directors, each Meta stockholder would own three times the number of shares of Meta common stock that such stockholder held prior to the effective date. The stock split, however, would affect all of Meta’s stockholders uniformly and will not affect any stockholder’s percentage ownership of Meta’s common stock.

Following the effectiveness of the charter amendment and the stock split, shares of Meta common stock issuable upon exercise of outstanding stock options, or otherwise reserved for issuance under Meta’s equity compensation plans would increase proportionately.

While the charter amendment is not intended to prevent or discourage any actual or threatened takeover of Meta, if the charter amendment proposal is adopted, under certain circumstances, the charter amendment could have anti-takeover effects. For example, in the event of a hostile attempt to acquire control of Meta, it may be possible for Meta to endeavor to impede the attempt by issuing shares of Meta common stock, thereby diluting the voting power of the other outstanding shares of Meta common stock and increasing the potential cost to acquire control of Meta. The proposed charter amendment may also have the effect of permitting Meta’s current members of management and the current members of Meta’s board of directors to retain their respective positions, and resist changes to Meta’s board of directors that Meta stockholders may wish to make if they are dissatisfied with the performance of Meta or Meta common stock. The additional shares of Meta common stock could also be issued in private placements or other transactions without stockholder approval, subject to applicable law and applicable rules and regulations of any securities exchange on which Meta’s shares of capital stock are listed, permitting the acquisition by a holder of a large number of shares of Meta common stock or Meta Preferred Stock (which may be convertible into shares of Meta common stock). Accordingly, because Meta stockholders do not have preemptive rights with respect to Meta common stock, to the extent that additional authorized shares of Meta common stock are issued in the future, they will decrease the respective percentage equity ownership of existing holders of Meta common stock, if any, and depending on the price at which they are issued, could be dilutive to existing Meta stockholders. If this proposal is adopted, the increase in the number of authorized shares of Meta common stock may render more difficult or discourage a merger, tender offer or proxy contest (and thereby potentially limit the opportunity for Meta stockholders to dispose of their shares of Meta common stock at a premium to the then-current market price generally available in takeover attempts or that may be available under a merger proposal). Any such anti-takeover effects may have an adverse impact on Meta stockholders.

Effectiveness of the charter amendment

If Meta stockholders approve and adopt the proposed charter amendment contemplated by the charter amendment proposal, Meta will (i) promptly file the charter amendment with the Delaware Secretary of State following the Meta special meeting, whereupon the charter amendment will become effective and (ii) provide additional details about the implementation of the stock split following the Meta special meeting.

Potential Impact if the Charter Amendment is Not Adopted

Rejection of the proposed charter amendment by Meta’s stockholders will not impact approval of the merger proposal. However, if the proposed charter amendment is not approved and adopted by Meta’s stockholders and Meta is unable to increase the number of authorized shares of Meta common stock, Meta will not have the ability to effect the desired three-for-one forward stock split.

Meta’s board of directors unanimously recommends a vote “FOR” the approval of the charter amendment proposal.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Crestmark common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of Crestmark common stock. As of April 19, 2018, there were 1,247,747 shares of Crestmark common stock issued and outstanding, which were held by approximately 140 shareholders of record. Crestmark did not declare dividends in 2017. On December 10, 2015, Crestmark paid a cash dividend of $4.25 per share of Crestmark common stock to shareholders of record as of November 16, 2015. On December 13, 2016, Crestmark declared a cash dividend of $4.50 per share of Crestmark common stock to shareholders of record as of November 21, 2016.

Holders of Crestmark’s common stock are entitled to receive dividends that the Crestmark board of directors may declare from time to time. Crestmark may only pay dividends out of funds that are legally available for that purpose. Crestmark is a bank holding company, and substantially all of its assets are held by Crestmark Bank and its subsidiaries. Crestmark’s ability to pay dividends to its shareholders depends primarily on Crestmark Bank’s ability to pay dividends to Crestmark. Dividend payments and extensions of credit to Crestmark from Crestmark Bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings, imposed by law and regulatory agencies. The ability of Crestmark Bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements.

Crestmark Bank is subject to regulatory capital requirements administered by state and federal banking agencies. Failure to meet the various capital requirements can result in regulatory action that could have a direct material effect on Crestmark’s financial statements. Additionally, Crestmark’s credit facility and subordinated debentures issued in connection with its trust preferred securities place certain restrictions on Crestmark’s ability to pay dividends.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information combines the historical consolidated financial position and results of operations of Meta and its subsidiaries and Crestmark and its subsidiaries, giving effect to the merger as an acquisition by Meta of Crestmark using the acquisition method of accounting for business combinations in accordance with U.S. GAAP and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Crestmark will be recorded by Meta at their respective fair values as of the date the merger is completed. The unaudited pro forma combined financial information should be read in conjunction with (i) Meta’s historical consolidated financial statements and related notes contained in Meta’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, which is incorporated by reference in this joint proxy statement/prospectus, (ii) Meta’s historical unaudited consolidated financial statements and related notes contained in Meta’s Quarterly Report on Form 10-Q for the period ended December 31, 2017, which is incorporated by reference in this joint proxy statement/prospectus, and (iii) Crestmark’s historical consolidated financial statements and related notes as of and for the year ended December 31, 2017, which are included elsewhere in this joint proxy statement/prospectus. See “Where You Can Find More Information” and “Crestmark Bancorp, Inc. and Subsidiaries Financial Statements.”

Meta’s fiscal year ends on September 30 while Crestmark’s fiscal year ends on December 31. The unaudited pro forma condensed combined income statement information for the fiscal year ended September 30, 2017 and the three months ended December 31, 2017 is presented as if the merger was consummated on October 1, 2016, the first business day of Meta’s 2017 fiscal year. The unaudited pro forma condensed combined income statement for the fiscal year ended September 30, 2017 combines Meta’s audited consolidated statement of income for the fiscal year ended September 30, 2017 with Crestmark’s audited consolidated statement of income for the fiscal year ended December 31, 2017 (in each case, the most recently completed fiscal year). As a result of the different fiscal year ends, and in order to present results for comparable periods, the unaudited pro forma condensed combined income statement for the three-month period ended December 31, 2017 combines Meta’s unaudited consolidated statement of income for the three months ended December 31, 2017 with Crestmark’s unaudited consolidated statement of income for the three months ended December 31, 2017. The unaudited pro forma condensed combined balance sheet information as of December 31, 2017 gives effect to the merger as if it occurred on December 31, 2017, and combines the historical balance sheets of Meta and Crestmark as of December 31, 2017.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented. The unaudited pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies and asset dispositions, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is based on preliminary estimates and currently available information, some of which assumptions cannot be finalized until the consummation of the merger.

META AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED

COMBINED BALANCE SHEET AS OF DECEMBER 31, 2017

	Meta As Reported	Crestmark As Reported	Pro Forma Adjustments	REF	Pro Forma Consolidated
(Dollars in Thousands)
Assets
Cash and cash equivalents	$1,300,409	$84,759	$(18,533)	A	$1,366,635
Investment securities	2,235,844	27,964	—		2,263,808
Loans, leases and receivables	1,509,140	892,573	(15,282)	B	2,386,431
Allowance for loan and lease losses	(8,862)	(10,377)	10,377	C	(8,862)
Loans held for sale	—	42,060	—		42,060
Federal Home Loan Bank stock, at cost	57,443	—	—		57,443
Equipment on operating leases, net	—	92,130	—		92,130
Lease equipment inventory	—	20,251	—		20,251
Acquired lease residuals	—	2,898	—		2,898
Accrued interest receivable	21,089	2,557	—		23,646
Premises, furniture, and equipment, net	20,571	18,609	(2,024)	D	37,156
Bank-owned life insurance	85,371	—	—		85,371
Foreclosed real estate and repossessed assets	128	2,087	—		2,215
Goodwill	98,723	10,619	188,207	E	297,549
Intangible assets	50,521	—	17,750	F	68,271
Prepaid assets	29,758	1,819	—		31,577
Deferred taxes	5,379	—	(2,356)	G	3,023
Other assets	12,449	25,472	(342)	H	37,579

Total assets	$5,417,963	$1,213,421	$177,797		$6,809,181

Liabilities and stockholders’ equity
Non-interest-bearing checking	$2,779,645	$—	$—		$2,779,645
Interest-bearing checking	84,390	—	—		84,390
Savings deposits	53,535	—	—		53,535
Money market deposits	47,451	—	—		47,451
Time certificates of deposit	128,220	1,018,829	(7,021)		1,140,028
Wholesale deposits	420,404	—	—		420,404

Total deposits	3,513,645	1,018,829	(7,021)	I	4,525,453
Short-term debt	1,313,401	7,000	—		1,320,401
Long-term debt	85,552	39,367	1,000	J	125,919
Accrued interest payable	4,065	2,311	—		6,376
Deferred taxes	—	7,497	(7,497)	K	—
Accrued expenses and other liabilities	63,595	24,488	—		88,083

Total liabilities	4,980,258	1,099,492	(13,518)		6,066,232
Preferred stock	—	—	—		—
Common stock	96	26,871	(26,838)	L	129
Additional paid-in capital	262,872	—	301,688	M	564,560
Retained earnings	170,578	84,807	(84,807)	N	170,578
Accumulated other comprehensive income (loss)	5,782	(1,063)	1,063	O	5,782
Treasury stock	(1,623)	—	—		(1,623)

Total equity attributable to parent	437,705	110,615	191,106		739,426
Non-controlling interests	—	3,314	209	P	3,523

Total stockholders’ equity	437,705	113,929	191,315		742,949

Total liabilities and stockholders’ equity	$5,417,963	$1,213,421	$177,797		$6,809,181

See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

META AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED

COMBINED INCOME STATEMENT FOR THE THREE MONTHS ENDED DECEMBER 31, 2017

	Meta As Reported	Crestmark As Reported	Pro Forma Adjustments	REF	Pro Forma Consolidated
(Dollars in Thousands, Except per Share Amounts)
Interest and dividend income:
Loans, leases and receivables, including fees	$16,443	$25,914	$374	Q	$42,731
Other	14,414	288	—		14,702

Total interest and dividend income	30,857	26,202	374		57,433

Interest expense:
Deposits	1,885	3,631	—		5,516
Other	2,776	416	20	S	3,212

Total interest expense	4,661	4,047	20		8,728

Net interest income	26,196	22,155	354		48,705
Provision for loan and lease losses	1,068	3,250	—		4,318

Net interest income after provision for loan and lease losses	25,128	18,905	354		44,387

Non-interest income:
Refund transfer product fees	192	—	—		192
Tax advance product fees	1,947	—	—		1,947
Card fees	25,247	—	—		25,247
Loan fees	1,292	—	—		1,292
Rental income from equipment on operating leases	—	11,543	—		11,543
Bank-owned life insurance income	669	—	—		669
Deposit fees	848	—	—		848
Net servicing fees	—	552	—		552
Gain on sale of government guaranteed loans	—	860	—		860
Loss on sale of securities available for sale, net	(1,010)	—	—		(1,010)
Loss on foreclosed real estate	(19)	—	—		(19)
Loan customer service fees	—	907	—		907
Other income	102	1,026	—		1,128

Total non-interest income	29,268	14,888	—		44,156

Non-interest expense:
Compensation and benefits	22,340	11,235	—		33,575
Refund transfer product expense	101	—	—		101
Tax advance product expense	280	—	—		280
Card processing expense	6,540	—	—		6,540
Depreciation on equipment on operating leases	—	9,111	—		9,111
Occupancy and equipment expense	4,890	1,500	—		6,390
Legal and consulting expense	2,416	195	—		2,611
Marketing	553	229	—		782
Data processing expense	414	—	—		414
Amortization expense	1,681	59	1,703	T	3,443
Intangible impairment	—	—	—		—
Servicing fee paid to minority partner	—	1,052	—		1,052
Other expense	4,827	3,101	—		7,928

Total non-interest expense	44,042	26,482	1,703		72,227

Income before income tax expense	10,354	7,311	(1,349)		16,316
Income tax expense (benefit) (1)	5,684	(7,330)	(378)	U	(2,024)

Net income	4,670	14,641	(971)		18,340
Net income attributable to non-controlling interests	—	831	—		831

Net income attributable to parent	$4,670	$13,810	$(971)		$17,509

(1)  Includes a one-time expense of $3.6 million for Meta and a benefit of $ 5.7 million for Crestmark related to the remeasurement of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act.

Earnings per common share
Basic	$0.48	$11.22			$1.35
Diluted	$0.48	$10.74			$1.34

See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

META AND SUBSIDIARIES UNAUDITED PRO FORMA

CONDENSED COMBINED INCOME STATEMENT

	Meta As Reported for Fiscal Year Ended September 30, 2017	Crestmark As Reported for Fiscal Year Ended December 31, 2017	Pro Forma Adjustments	REF	Pro Forma Consolidated
(Dollars in Thousands, Except per Share Amounts)
Interest and dividend income:
Loans, leases and receivables, including fees	$52,117	$94,298	$1,498	Q	$147,913
Other	55,986	871	—		56,857

Total interest and dividend income	108,103	95,169	1,498		204,770

Interest expense:
Deposits	6,051	11,018	(7,021)	R	10,048
Other	8,822	1,482	79	S	10,383

Total interest expense	14,873	12,500	(6,942)		20,431

Net interest income	93,230	82,669	8,440		184,339
Provision for loan and lease losses	10,589	7,250	—		17,839

Net interest income after provision for loan and lease losses	82,641	75,419	8,440		166,500

Non-interest income:
Refund transfer product fees	38,956	—	—		38,956
Tax advance product fees	31,913	—	—		31,913
Card fees	94,707	—	—		94,707
Loan fees	3,882	—	—		3,882
Rental income from equipment on operating leases	—	45,925	—		45,925
Bank-owned life insurance income	2,216	—	—		2,216
Deposit fees	736	—	—		736
Net servicing fees	—	2,423	—		2,423
Gain on sale of government guaranteed loans	—	4,647	—		4,647
Loss on sale of securities available for sale, net	(493)	—	—		(493)
Loss on foreclosed real estate	(6)	—	—		(6)
Loan customer service fees	—	3,434	—		3,434
Other income	261	2,123	—		2,384

Total non-interest income	172,172	58,552	—		230,724

Non-interest expense:
Compensation and benefits	88,728	45,191	—		133,919
Refund transfer product expense	11,885	—	—		11,885
Tax advance product expense	3,241	—	—		3,241
Card processing expense	24,130	—	—		24,130
Depreciation on equipment on operating leases	—	37,187	—		37,187
Occupancy and equipment expense	16,465	4,947	—		21,412
Legal and consulting expense	8,384	1,999	—		10,383
Marketing	2,117	928	—		3,045
Data processing expense	1,449	—	—		1,449
Amortization expense	12,362	190	6,813	T	19,365
Intangible impairment	10,248	—	—		10,248
Servicing fee paid to minority partner	—	3,814	—		3,814
Other expense	20,654	9,308	—		29,962

Total non-interest expense	199,663	103,564	6,813		310,040

Income before income tax expense	55,150	30,407	1,627		87,184
Income tax expense (benefit) (1)	10,233	(2,030)	455	U	8,658

Net income	44,917	32,437	1,172		78,526
Net income attributable to non-controlling interests	—	3,326	—		3,326

Net income attributable to parent	$44,917	$29,111	$1,172		$75,200

(1)  Includes a one-time expense of $3.6 million for Meta and a benefit of $5.7 million for Crestmark related to the remeasurement of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act.

Earnings per common share
Basic	$4.86	$23.54			$5.99
Diluted	$4.83	$22.52			$5.96

See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1—Description of Transaction

On January 9, 2018, Meta and Crestmark announced that they had entered into a merger agreement under which Crestmark will merge with and into Meta, with Meta continuing as the surviving corporation. Immediately following the completion of the merger, Crestmark Bank, Crestmark’s wholly-owned bank subsidiary, will merge with and into MetaBank, Meta’s wholly-owned bank subsidiary, with MetaBank continuing as the surviving entity in the bank merger.

At the effective time of the merger, each share of Crestmark common stock issued and outstanding immediately prior to the closing, except for Crestmark dissenting shares and shares of Crestmark common stock owned by Crestmark or Meta will automatically be converted into the right to receive 2.65 shares of Meta common stock. In addition, subject to the terms and conditions set forth in the merger agreement, immediately prior to the effective time, each outstanding option to purchase Crestmark common stock will be cancelled and converted in the right to receive an amount in cash equal to the product of the number of shares of Crestmark common stock underlying such option, multiplied by the excess, if any, of (a) the dollar amount equal to (x) 2.65 multiplied by (y) the per share purchase price over the (b) the exercise price of such option, less any applicable withholding taxes. Any option with an exercise price that is greater than or equal to the per share purchase price will be cancelled and of no further force or effect.

Note 2—Basis of Presentation

Meta’s fiscal year ends on September 30 while Crestmark’s fiscal year ends on December 31. The unaudited pro forma condensed combined income statement information for the fiscal year ended September 30, 2017 and the three months ended December 31, 2017 is presented as if the merger was consummated on October 1, 2016, the first business day of Meta’s 2017 fiscal year. The unaudited pro forma condensed combined income statement for the fiscal year ended September 30, 2017 combines Meta’s audited consolidated statement of income for the fiscal year ended September 30, 2017 with Crestmark’s audited consolidated statement of income for the fiscal year ended December 31, 2017 (in each case, the most recently completed fiscal year). As a result of the different fiscal year ends, and in order to present results for comparable periods, the unaudited pro forma condensed combined income statement for the three-month period ended December 31, 2017 combines Meta’s unaudited consolidated statement of income for the three months ended December 31, 2017 with Crestmark’s unaudited consolidated statement of income for the three months ended December 31, 2017. The unaudited pro forma condensed combined balance sheet information as of December 31, 2017 gives effect to the merger as if it occurred on December 31, 2017, and combines the historical balance sheets of Meta and Crestmark as of December 31, 2017.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting for business combinations in accordance with U.S. GAAP giving effect to the merger of Crestmark with and into Meta, with Meta surviving the merger. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The merger provides for the issuance of approximately 3,306,530 shares of Meta common stock based on the number of shares of Crestmark common stock outstanding at January 9, 2018 and the 2.65 exchange ratio in the merger pursuant to the merger agreement. Based on Meta’s closing stock price on January 9, 2018 and including a cash payment for outstanding stock options, the total consideration would be approximately $320.3 million. This amount is subject to change based on the number of outstanding Crestmark stock options at the closing date of the merger.

Under the acquisition method of accounting, the assets and liabilities of Crestmark will be recorded at the respective fair values on the date of the closing of the merger. The fair value on the date of the closing of the merger represents management’s best estimates based on available information and facts and circumstances in existence on January 9, 2018, the date of the merger agreement. The pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is based on preliminary estimates and currently available information, some of which assumptions cannot be finalized until the consummation of the merger. Adjustments may include, but not limited to, changes in (i) Crestmark’s balance sheet through the effective time of the merger; (ii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iii) the underlying values of assets and liabilities if market conditions differ from current assumptions.

Note 3—Estimated Merger and Integration Costs

In connection with the merger, the plan to integrate Meta’s and Crestmark’s operations is still being developed. Over the next several months, the specific details of these plans will continue to be refined. Meta and Crestmark are currently in the process of the two companies’ personnel, benefit plans, premises, equipment, computer systems, and service contracts to determine where they may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve changing information systems, canceling contracts between Crestmark and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by Crestmark. Additionally, as part of the parties’ formulation of the integration plan, certain actions regarding existing Meta information systems, premises, equipment, and supplier contracts may be taken. Meta expects to incur merger-related expenses including system conversion costs, employee retention agreements, communications to customers, and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature and timing of these integration actions. Most acquisition and restructuring costs are recognized separately from a business combination and generally will be expensed as incurred. Meta estimates the merger-related costs to be approximately $18.0 million pre-tax and expect they will be incurred in fiscal years 2018 and 2019. These merger-related costs are not reflected in the accompanying pro forma financial information.

Note 4—Pro Forma Merger Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All taxable adjustments were calculated using a 28% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change. Management has evaluated the estimated effects resulting from accreting or amortizing the purchase accounting adjustments reflected in the pro forma combined financial information on pre-tax income over the appropriate period for each pro forma adjustment following the acquisition and has concluded that the impact is not significant for these periods.

Balance Sheet	As of December 31, 2017
(Dollars in Thousands)
A: Adjustment to cash and cash equivalents
To reflect payment of cash consideration (in-the-money stock options)	$(18,533)
B: Adjustments to total loans, leases and receivables
To reflect expected credit losses in Crestmark’s portfolio	$(15,536)
To reflect the interest rate mark on the loan portfolio	254

$(15,282)

C: Adjustment to allowance for loan and lease losses
Elimination of Crestmark’s existing allowance for loan and lease losses	$10,377
D: Adjustment to premises, furniture, and equipment
To reflect estimated fair value of Crestmark’s premises at merger closing date	$(2,024)
E: Adjustments to goodwill
Elimination of Crestmark’s existing goodwill	$(10,619)
To record goodwill created by the transaction	198,826

$188,207

Balance Sheet	As of December 31, 2017
(Dollars in Thousands)
F: Adjustment to intangible assets
To record the intangible created related to Crestmark’s customer relationships, amortized over 10 years based on the sum-of-years digits method	$17,750
G: Adjustments to deferred taxes
To reflect net deferred tax asset as a result of fair value adjustments using Meta’s effective tax rate of 28%	$4,799
Reclass Crestmark OCI deferred assets from other assets to deferred tax assets	342
Reclass Crestmark deferred tax liability	(7,497)

$(2,356)

H: Adjustment to other assets
Reclass Crestmark OCI deferred assets from other assets to deferred tax assets	$(342)
I: Adjustment to deposits
To reflect fair value at merger closing date based on current market rates for similar products over a weighted-average life of eleven months	$(7,021)
J: Adjustment to long-term debt
To reflect fair value at merger closing date based on current market rates for trust preferred securities	$1,000
K: Adjustment to deferred taxes
Reclass Crestmark deferred tax liability	$7,497
L: Adjustments to common stock
Elimination of Crestmark’s historical common stock	$(26,871)
To reflect issuance of new CASH common stock to Crestmark stockholders	33

$(26,838)

M: Adjustment to additional paid-in capital
To reflect issuance of new CASH common stock to Crestmark stockholders	$301,688
N: Adjustment to retained earnings
Elimination of Crestmark’s retained earnings	$(84,807)
O: Adjustment to accumulated other comprehensive income
Elimination of Crestmark’s accumulated other comprehensive loss	$1,063
P: Adjustment to non-controlling interests
To reflect estimated fair value of Crestmark’s non-controlling interests at merger closing date	$209

Income Statement
	Three Months Ended December 31, 2017	Fiscal Year Ended September 30, 2017
	(Dollars in Thousands)
Q: Adjustment to loans receivable interest income
To reflect accretion of loan discount from fair value adjustments over the estimated remaining terms to maturity of the loans	$374	$1,498
R: Adjustment to deposits interest expense
To reflect amortization of deposit discount resulting from deposit fair value adjustment over a weighted-average life of eleven months	$—	$(7,021)
S: Adjustment to other interest expense
To reflect amortization of premium on trust preferred securities from fair value adjustment	$20	$79
T: Adjustment to amortization expense
To reflect amortization of Crestmark’s customer relationships, amortized over 10 years based on the sum-of-years digits method	$1,703	$6,813
U: Adjustment to income tax expense
To reflect the income tax expense effect of adjustments Q-T at an estimated rate of 28%	$(378)	$455

Note 5—Preliminary Purchase Accounting Allocation

The unaudited pro forma condensed combined financial information reflects the issuance of 3,306,530 shares of Meta common stock and cash of $18.5 million, totaling approximately $320.3 million of merger consideration, based upon 1,247,747 shares of Crestmark common stock and the $91.25 closing price of Meta common stock on the NASDAQ Global Select Market on January 9, 2018. See Note 2—Basis of Presentation. The merger will be accounted for using the acquisition method of accounting for business combinations in accordance with U.S. GAAP; accordingly Meta’s cost to acquire Crestmark will be allocated to the assets (including identifiable intangible assets) and liabilities of Crestmark at their respective estimated fair values as of the merger closing date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table.

(Dollars in Thousands)
Pro forma purchase price:
Cash (In-the-money stock options)	$18,533
Stock (3,306,530 shares at $91.25 per share based on Meta’s closing share price as of January 9, 2018)	301,721

Total	$320,254
Fair value of assets acquired:
Cash and cash equivalents	$84,759
Investment securities	27,964
Net loans	919,351
Equipment on operating leases, net	92,130
Lease equipment inventory	20,251
Acquired lease residuals	2,898
Accrued interest receivable	2,557
Premises, furniture and equipment, net	16,585
Foreclosed real estate and repossessed assets	2,087
Intangible assets	17,750
Prepaid assets	1,819
Deferred taxes	(2,356)
Other assets	25,130

Total assets acquired	$1,210,925
Fair value of liabilities assumed:
Deposits	$1,011,808
Debt	47,367
Accrued interest payable	2,311
Deferred taxes	—
Accrued expenses and other liabilities	24,488

Total liabilities assumed	$1,085,974

Fair value of net assets acquired	$124,951

Fair value of non-controlling interests	3,523
Preliminary pro forma goodwill created	$198,826

INFORMATION ABOUT THE COMPANIES

Meta

Meta, a registered unitary savings and loan holding company regulated by the Federal Reserve, is a Delaware corporation. The principal assets of Meta are all the issued and outstanding shares of MetaBank, a federal savings bank, the accounts of which are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation.

MetaBank, a wholly-owned full-service banking subsidiary of Meta, is both a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves and a payments company providing services on a nationwide basis. The business of MetaBank consists of attracting retail deposits from the general public and investing those funds primarily in one-to-four family residential mortgage loans, commercial and multi-family real estate, agricultural operations and real estate, construction, consumer loans (including tax refund advance loans), commercial operating loans and premium finance loans. In addition to originating loans, MetaBank also has contracted to sell loans from time to time, in this case principally tax refund advance loans, to third party buyers. MetaBank also sells and purchases loan participations from time to time to and from other financial institutions, as well as mortgage-backed securities and other investments permissible under applicable regulations. In addition to its lending and deposit gathering activities, MetaBank’s various divisions issue prepaid cards, design innovative consumer credit products, sponsor Automatic Teller Machines into various debit networks, and offer tax refund-transfer services and other payment industry products and services. MetaBank operates in both the Banking and Payments industries through: MetaBank, its traditional community banking operation; Meta Payment Systems, its electronic payments division; AFS/IBEX, its commercial insurance premium financing division; and Refund Advantage, EPS Financial and Specialty Consumer Services, its tax services divisions.

Meta’s principal executive office is located at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108, and Meta’s telephone number is (605) 782-1767.

Additional information about Meta and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 145.

Crestmark

Crestmark, a corporation incorporated in Michigan, is a registered bank holding company that provides working capital solutions through its wholly-owned subsidiary, Crestmark Bank.

Crestmark Bank is a Michigan-chartered banking institution that specializes in the provision of commercial lending and leasing products to business customers located throughout the United States. Crestmark Bank conducts its business through its headquarters in Troy, Michigan and a network of loan production offices located in the following cities: Los Angeles, California; Boynton Beach, Florida; Baton Rouge, Louisiana; New York, New York; Franklin, Tennessee; and Toronto, Canada. Crestmark provides business-to-business working capital solutions, equipment leasing and asset-based lending services that are outside the realm of what traditional banks can offer. These services include customizable business lines of credit, machinery and equipment financing, term loans, working capital acquisition funding and expansion financing, discount factoring and traditional factoring. Crestmark customarily provides these services to customers that are not bankable under traditional lending standards, and Crestmark’s loans are based in large part on the value of and control over the borrower’s collateral. Crestmark is a non-cash bank and does not maintain a traditional retail branch or deposit network. Crestmark is primarily reliant upon brokered deposits and internet listing services as sources of capital, which are supplemented by internet-based retail and commercial deposits. Given its specialized commercial banking focus, Crestmark currently has limited exposure to consumer banking relationships. As of December 31, 2017, Crestmark had total assets of approximately $1.2 billion, total deposits of approximately $1.0 billion, and total regulatory capital of approximately $127.5 million. Crestmark Bank’s deposits are insured by the FDIC.

Crestmark Bank currently conducts certain specialized operations through the wholly-owned, consolidated operating subsidiaries detailed below:

•	Crestmark Westgate LLC – a wholly-owned Michigan limited liability company engaged in commercial factoring;

•	CMFC, Inc. – a wholly-owned Michigan corporation engaged in financing commercial fuel cells;

•	Crestmark Equipment Finance, Inc. – a wholly-owned Michigan corporation engaged in leasing;

•	Crestmark Partner Services, Inc. – a wholly-owned Michigan corporation engaged in developing relationships with approved partner banks to encourage cross-referral opportunities and possible participation in Crestmark Bank-led lending relationships;

•	Crestmark Commercial Capital Lending LLC – a wholly-owned Michigan limited liability company engaged in commercial lending; and

•	Crestmark TPG LLC – a wholly-owned Michigan limited liability company engaged in commercial leasing and factoring.

Crestmark Joint Ventures

In addition, Crestmark Bank currently has interests in five joint ventures whereby Crestmark Bank has an 80% interest in the entity, with a 20% interest held by a third party partner. In each of the joint ventures, Crestmark Bank has agreed to make certain line of credit advances available to provide financing to the joint venture partner’s borrowers and for working capital needs. Crestmark Bank is then granted a security interest in all personal property of the joint venture entity to secure payment of the indebtedness. An overview of the business of each of the joint ventures is provided in the table below:

Entity Name	Purpose	Approximate Total Earning Assets at December 31, 2017	Crestmark Line of Credit Commitment
CM Sterling, LLC	Joint venture partner provides smaller ticket factoring (the purchase of small size accounts receivable at a discount) and asset based lines of credit transactions (lines of credit based on collateral, including accounts receivable or hard assets), which are assigned to CM Sterling, LLC upon origination.	$34.2 Million	$40 Million

Capital Equipment Solutions, LLC	Joint venture partner provides term loans on machinery and equipment to manufacturing and servicing companies that are assigned to Capital Equipment Solutions, LLC upon origination.	$19.3 Million	$30 Million

CM Help, LLC	Joint venture partner markets and services loans to consumers as a financing alternative for the self-pay and co-pay portions of a patient’s hospital expenses. These affordable, patient-friendly loans allow the patient flexibility in the repayment of hospital expenses. CM Help, LLC funds certain patient loans from hospitals on a full recourse basis.	$49.9 Million	$50 Million

CM Southgate II, LLC	Joint venture partner provides fleet leases of cars and light duty trucks and provides loans/leases for commercial tractors and trailers, which are assigned to CM Southgate II, LLC upon origination and serviced by the joint venture partner.	$8.4 Million	$10 Million

CM TFS LLC	Joint venture partner provides equipment financing term loans and leases; which are assigned to CM TFS LLC upon origination.	$15.3 Million	$20 Million

Additional Information

Crestmark’s common stock is not registered under the Exchange Act, and, accordingly, Crestmark does not file periodic or current reports with the SEC.

Crestmark’s principal executive office is located at 5480 Corporate Drive, Suite 350, Troy, Michigan 48098, and Crestmark’s telephone number is (225) 906-1019.

CRESTMARK MANAGEMENT’S DISCUSSION AND ANALYSIS OF CRESTMARK’S FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion describes the results of operations for the years ended December 31, 2017, 2016 and 2015 and also analyzes the financial condition as of December 31, 2017 as compared to December 31, 2016 for Crestmark and its subsidiaries (referred to in this section as “Crestmark”). This discussion should be read in conjunction with the “Selected Historical Consolidated Financial Data of Crestmark” and the audited consolidated financial statements and accompanying footnotes thereto included elsewhere in this joint proxy statement/prospectus. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods.

Crestmark from time to time makes various forward-looking statements with respect to financial and business matters. Comments regarding Crestmark’s business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding cautionary disclosures, see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 18 of this joint proxy statement/prospectus.

Overview

Crestmark is a registered bank holding company that provides working capital solutions through its wholly-owned subsidiary, Crestmark Bank. Crestmark Bank is a Michigan-chartered banking institution that specializes in the provision of commercial lending and leasing products to business customers throughout the United States. Crestmark Bank conducts its business through its headquarters in Troy, Michigan and a network of loan production offices in Los Angeles, California; Boynton Beach, Florida; Baton Rouge, Louisiana; New York, New York; Franklin, Tennessee; and Toronto, Canada. Crestmark is a non-cash bank and does not maintain a traditional retail branch or deposit network. Crestmark is primarily reliant upon brokered deposits and internet listing services as sources of capital, which are supplemented by internet-based retail and commercial deposits. Its primary lending products are commercial asset-based loans, leases, and accounts receivable purchasing (factoring), both discount and traditional.

The profitability of Crestmark’s operations is influenced heavily by its net interest income after provision for credit losses, which is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities less provision for credit losses. The provision for credit losses is dependent on changes in the financing receivables portfolio and Crestmark management’s assessment of the collectability of those receivables, as well as current and future economic and market conditions. Additionally, Crestmark’s net income is impacted by non-interest income, non-interest expense, and income tax expense.

Critical Accounting Polices

The consolidated financial statements of Crestmark are prepared in accordance with U.S. GAAP and are consistent with general practices within the depository institutions industry. The application of U.S. GAAP requires Crestmark management to make certain estimates, assumptions, and judgments based on information available as of the date of its financial statements that affect the amounts reported in the consolidated financial statements. Accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the consolidated financial statements.

Critical accounting estimates are those estimates that Crestmark management believes are the most important to the financial position and results of operations. The most significant accounting policies and estimates are presented in Note 1 of the audited consolidated financial statements of Crestmark included in this joint proxy statement/prospectus. These consolidated financial statements and related footnotes provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. In determining the critical accounting estimates, Crestmark considered the valuation techniques and inputs used and the sensitivity of these to the financial statement amounts, estimates, assumptions, and judgments underlying those amounts. Based on this assessment, Crestmark management determined that the critical accounting policies are those related to the allowance for credit losses (including contingency reserves on factoring receivables), estimated residual values of leased equipment and income taxes.

Allowance for Credit Losses

The allowance for credit losses (“ALLL”) is established through a provision for credit losses charged to expense with credit exposures charged against the ALLL when Crestmark management believes that collectability of the principal is unlikely. The allowance is an amount that Crestmark management believes will be appropriate to absorb probable incurred losses on existing loans, leases and receivables based on an evaluation of the collectability of loans and prior loss and recovery experience as appropriate under U.S. GAAP. The determination of the ALLL is inherently subjective as it requires significant management judgment based on factors that are susceptible to significant change. These judgments include estimates associated with the amounts and timing of expected future cash flows on impaired loans, actual historical loss experience, specific borrower circumstances and estimated collateral values, and consideration of current economic trends and conditions, and other factors. For factoring receivables, Crestmark Bank withholds a contingency reserve which is the difference between the fair value of the invoice amount and the amount advanced. A contingency reserve is withheld for nonpayment of factored receivables, service fees and other adjustments. Any shortfalls of the collection of the amortized cost of the factoring receivables are charged to the allowance for credit losses. For additional discussion of the allowance for credit losses, see Notes 1 and 4 of the audited consolidated financial statements of Crestmark included in this joint proxy statement/prospectus.

Residual Value of Direct Finance, Sales-Type, and Operating Leases

Lease residual values are estimated at lease inception and represent the present value of the estimated fair value of the leased equipment at the termination date of the lease. Realization of these residual values depends on many factors, including Crestmark management’s use of estimates, assumptions, and judgment to determine such values. Several other factors outside of Crestmark management’s control may reduce the residual values realized, including general market conditions at the time of expiration of the lease, whether there has been technological or economic obsolescence or unusual wear and tear on, or use of, the equipment and the cost of comparable equipment. To the extent the actual residual at termination of the lease is different than its carrying amount, a gain or loss will be recorded on the subsequent settlement of the residual asset. If Crestmark Bank fails to realize the aggregate recorded residual values, the financial condition and profitability could be adversely affected. See Note 1, Note 4, and Note 5 of the “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus.

Income Taxes

Income tax expense is based on Crestmark management’s judgments and estimates regarding permanent differences in the treatment of specific items of income and expense for financial statement and income tax purposes. These permanent differences result in an effective tax rate that differs from the federal statutory rate. In addition, deferred tax assets and liabilities are recognized in the Consolidated Balance Sheets of Crestmark based on Crestmark management’s judgment and estimates regarding timing differences in the recognition of income and expenses for financial statement and income tax purposes.

Crestmark assesses the likelihood that any deferred tax assets will be realized through the reduction or refund of taxes in future periods and establishes a valuation allowance for those assets for which recovery is not more likely than not. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Crestmark management believes that it is more likely than not that deferred tax assets included in the accompanying Consolidated Balance Sheets of Crestmark will be fully realized, although there is no guarantee that those assets will be recognizable in future periods.

Crestmark management also makes certain interpretations of federal and state income tax laws for which the outcome of the tax position may not be certain. Uncertain tax positions are periodically evaluated and Crestmark management may establish tax reserves for benefits that may not be realized. For additional discussion of income taxes, see Notes 1 and 10 of the “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus.

Accounting Standards Updates

See the following section for a description of pronouncements that have been released but, as of December 31, 2017, were not yet adopted by Crestmark.

Pending Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is intended to clarify and converge the revenue recognition principles under U.S. GAAP and International Financial Reporting Standards and to streamline revenue recognition requirements in addition to expanding required revenue recognition disclosures. In August 2015, the FASB issued ASU 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which provides a one year deferral to the effective date, therefore, ASU 2014-09 is effective for public companies for annual periods, and interim periods within those annual periods, beginning on or after December 15, 2017. The adoption of the ASU is not anticipated to have a material impact on the financial statements in fiscal year 2018.

Recognition and Measurement

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). ASU 2016-01 amends current guidance by: (i) requiring equity investments with readily determinable fair values to be measured at fair value with changes in fair value recognized in net income, (ii) allowing an entity to measure equity investments that do not have readily determinable fair values at either fair value or cost minus impairment, if any, plus or minus changes in observable prices, with changes in measurement recognized in net income, (iii) simplifying the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iv) eliminating the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost on the balance sheet; (v) requiring use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (vi) requiring recognition of changes in the fair value related to instrument-specific credit risk in other comprehensive income if the fair value option for financial liabilities is elected, (vii) requiring separate presentation in the financial statements of financial assets and financial liabilities by measurement category, and (viii) clarifying that an entity should evaluate the need for a valuation allowance on deferred tax assets related to available-for-sale securities in combination with the entity’s other deferred tax assets. ASU 2016-01 is effective for interim and annual reporting periods beginning after December 15, 2017. As such, Crestmark adopted ASU No. 2016-01 as of January 1, 2018.

The adoption of ASU 2016-01 is not expected to have a material impact on Crestmark’s balance sheet and statement of income and will primarily impact disclosures only.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). Under ASU 2016-02, Crestmark will be required to recognize the following for all leases (with the exception of short-term leases): (i) a right to use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term, and (ii) a lease liability, which is a liability that represents lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis. ASU 2016-02 requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. ASU 2016-02 is effective for public companies for interim and annual periods beginning after December 15, 2018. The adoption of ASU 2016-02 will result in the recording of right of use assets and offsetting liabilities and will increase total assets, and is not expected to have a material impact on Crestmark’s results of operations.

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income.

ASU 2016-13 requires an entity to measure expected credit losses for financial assets over the estimated lifetime of expected credit loss and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The standard includes the following core concepts in determining the expected credit loss estimate: (a) be based on an asset’s amortized cost (including premiums or discounts, net deferred fees and costs, foreign exchange and fair value hedge accounting adjustments), (b) reflect losses expected over the remaining contractual life of an asset (considering the effect of voluntary prepayments), (c) consider available relevant information about the estimated collectability of cash flows (including information about past events, current conditions, and reasonable and supportable forecasts), and (d) reflect the risk of loss, even when that risk is remote.

ASU 2016-13 also amends the recording of purchased credit-deteriorated assets. Under the new guidance, an allowance will be recognized at acquisition through a gross-up approach whereby an entity will record as the initial amortized cost the sum of (a) the purchase price and (b) an estimate of credit losses as of the date of acquisition. In addition, the guidance also requires immediate recognition in earnings any subsequent changes, both favorable and unfavorable, in expected cash flows by adjusting this allowance.

ASU 2016-13 amends the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Crestmark management may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists, as is currently permitted. In addition, an entity will recognize an allowance for credit losses on available-for-sale debt securities as a contra-account to the amortized cost basis rather than as a direct reduction of the amortized cost basis of the investment, as is currently required. As a result, entities will recognize improvements to credit losses on available-for-sale debt securities immediately in earnings rather than as interest income over time under current practice.

New disclosures required by ASU 2016-13 include the following: (a) for financial assets measured at amortized cost, an entity will be required to disclose information about how it developed its allowance, including changes in the factors that influenced Crestmark management’s estimate of expected credit losses and the reasons for those changes, (b) for financial receivables and net investments in leases measured at amortized cost, an entity will be required to further disaggregate the information it currently discloses about the credit quality of these assets by year or the asset’s origination or vintage for as many as five annual periods, and (c) for available-for-sale debt securities, an entity will be required to provide a roll-forward of the allowance for credit losses and an aging analysis for securities that are past due.

Upon adoption of ASU 2016-13, a cumulative-effect adjustment to retained earnings will be recorded as of the beginning of the first reporting period in which the guidance is effective. ASU 2016-13 is effective for public companies for interim and annual periods beginning after December 15, 2019, with early adoption permitted for annual periods beginning after December 15, 2018. Crestmark is currently evaluating the provisions of ASU 2016-13 to determine the potential impact on Crestmark’s consolidated financial condition and results of operations.

RESULTS OF OPERATIONS

Net Income

Crestmark’s net income attributable to parent for 2017 was $29.1 million, as compared to $15.5 million in 2016, and $12.5 million in 2015.

The primary source of income for Crestmark is its net interest income, which increased $16.7 million or 25.3% to $82.7 million for the year ended December 31, 2017 from $66.0 million for the year ended December 31, 2016. The net interest margin remained relatively flat from 2016 to 2017. The net interest margin decreased from 10.18% to 9.44% from December 31, 2015 to December 31, 2016. The decrease in net interest margin was mainly due to a decrease in rates on leases from 2015 to 2016 and increases in both volume and rate on interest bearing liabilities. The income on commercial and consumer loans, factoring receivables, and leases increased $18.0 million primarily due to increased volume in 2017, while the cost of interest bearing liabilities increased $2.5 million due to volume in 2017. Crestmark management believes that volume increases were primarily driven by strong activity in the broader economy and as a result of Crestmark’s efforts to invest in and expand its leasing business since 2014. In addition, rental income from equipment on operating leases was $45.9 million in 2017 as compared to $34.4 million in 2016 and $17.8 million in 2015, as a result of the factors described above. Offsetting the rental income from equipment on operating leases was depreciation on equipment on operating leases of $37.2 million in 2017, $29.3 million in 2016, and $16.4 million in 2015. The increase in depreciation is primarily attributable to the growth in Crestmark’s leasing business. The impact of rental income from equipment on operating leases and related depreciation resulted in net earnings of $8.7 million in 2017, $5.1 million in 2016, and $1.4 million in 2015.

Also contributing to the increase in net income for each of the years in the three-year period ended December 31, 2017 was a decrease in income tax expense in each such year over the prior year. Crestmark reported income tax (benefit) expense of approximately ($2.0) million in 2017, $2.6 million in 2016, and $5.4 million in 2015. This resulted in an effective tax rate of (7%), 11%, and 25% for the years ended December 31, 2017, 2016, and 2015, respectively. The decline in the effective tax rate in 2017 as compared to 2016 was primarily the result of an income tax benefit due to the re-measurement of the net deferred tax liability, as well as increases in energy related tax credits. This re-measurement during 2017 approximated $5.7 million and was based upon the enactment of a change in the federal corporate tax rate from 35% to 21% by the December 22, 2017 Tax Cuts and Jobs Act (“TCJA”). Without this one-time re-measurement adjustment reflected in income tax expense, the effective tax rate would have been 11.8% for the year ended December 31, 2017. In addition, Crestmark recognized $6.3 million, $2.5 million, and $1.3 million in credits related to investments in energy-related assets for the three years ended December 31, 2017, 2016 and 2015, respectively.

The decline in the effective tax rate in 2016 as compared to 2015 was also due to a $1.6 million deduction related to stock compensation.

Net Interest Income

Crestmark’s net interest income can be influenced by a variety of factors, including overall loan demand, economic conditions, credit risk, the amount of interest and the mix of interest-earning and non-interest earning assets held by Crestmark, the amounts of and rates at which assets and liabilities reprice, variance of prepayments, and general declines or rises in interest rates. Net interest income is the amount by which interest income on earning assets exceeds the interest expenses on interest bearing liabilities. Net interest income, which includes loan fees, is influenced by changes in the balance and mix of assets and liabilities and market interest rates. Crestmark exerts some control over these factors; however, Federal Reserve Bank monetary policy and competition have a significant impact.

The following tables present the total dollar amount of interest income from average interest-earning assets and the related yields, as well as the interest expense on average interest-bearing liabilities, and the related costs, expressed both in dollars and rates for the years set forth below. For the purpose of these tables, changes in interest due to volume and rate were determined as follows:

Volume—change in volume multiplied by the previous period’s rate.

Rate—change in the rate multiplied by the previous period’s volume.

The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

			Net Interest Income and Margin Analysis (dollars in thousands)
	Years Ended December 31,
	2017			2016			Change From 2016 to 2017
Assets:	Average Balance	Interest	Yield/ Rate %	Average Balance	Interest	Yield/ Rate %	Total Change	Change Due to Volume	Change Due to Rate
Cash and cash equivalents	$74,336	$428	0.58%	$64,317	$118	0.18%	$310	$58	$252
Securities available for sale (2)	25,565	443	1.73%	21,736	362	1.67%	81	66	15
Commercial and consumer loans (1)	331,160	38,995	11.78%	292,548	31,276	10.69%	7,719	4,547	3,172
Factoring receivables (1)	284,317	43,021	15.13%	229,669	34,949	15.22%	8,072	8,269	(197)
Leases	156,548	12,282	7.85%	90,203	7,216	8.00%	5,066	5,205	(139)

Total interest-earning assets	871,926	95,169	10.91%	698,473	73,921	10.58%	21,248	18,145	3,103
Non interest-earning assets	$151,547			$143,734

Total Assets	$1,023,473			$842,207

Liabilities and Shareholders’ Equity
Certificates of deposits - originated	$647,229	$8,579	1.33%	$537,299	$5,513	1.03%	$3,066	$1,457	$1,609
Certificates of deposits - brokered	205,056	2,438	1.19%	155,502	1,314	0.85%	1,124	589	535
Federal funds purchased	2,466	8	0.32%	352	6	1.70%	2	7	(5)
Subordinated debt	3,601	151	4.19%	4,046	155	3.83%	(4)	(19)	15
Non-recourse notes payable	28,545	992	3.48%	24,383	861	3.53%	131	145	(14)
Other borrowings	6,277	332	5.29%	—	103		229	332	(103)

Total interest-bearing liabilities	893,174	12,500	1.40%	721,582	7,952	1.10%	4,548	2,511	2,037

Other liabilities	35,603			33,606
Shareholders’ equity	94,696			87,019

Total liabilities & shareholders’ equity	$1,023,473			$842,207

Net interest income/interest rate spread		$82,669	9.51%		$65,969	9.48%	$16,700	$15,634	$1,066

Net interest margin (3)			9.48%			9.44%

Notes:

(1)	For the purpose of the computation of loans and factoring receivables, nonaccrual loans and leases are included in the average balances outstanding.
(2)	Tax-exempt interest income is insignificant.
(3)	Net interest margin is computed taking net interest income divided by average interest earning assets.

Net interest income increased $16.7 million to $82.7 million for the year ended December 31, 2017 as compared to $66.0 million for the year ended December 31, 2016. The overall increase in net interest income was primarily due to a higher volume and yield on interest-earning assets. Factoring receivables interest income increased $8.1 million or 23.1% to $43.0 million for the year ended December 31, 2017 from $34.9 million for the same period ended December 31, 2016. In addition, commercial and consumer loans increased $7.7 million or 24.7% to $39.0 million from $31.3 million. Crestmark management believes these increases are the result of efforts by Crestmark over the period in question to expand its factoring and lending businesses, including investments in personnel, and improved economic conditions for Crestmark’s customer base. These increases were offset by a 30 basis point increase in the cost of interest-bearing liabilities primarily due to increased volume and rates associated with originated and brokered certificates of deposit.

		Net Interest Income and Margin Analysis (dollars in thousands)
	Years Ended December 31,
	2016			2015			Change From 2015 to 2016
Assets:	Average Balance	Interest	Yield/ Rate %	Average Balance	Interest	Yield/ Rate %	Total Change	Change Due to Volume	Change Due to Rate
Cash and cash equivalents	$64,317	$118	0.18%	$53,645	$48	0.09%	$70	$20	$50
Securities available for sale (2)	21,736	362	1.67%	22,376	386	1.73%	(24)	(11)	(13)
Commercial and consumer loans (1)	292,548	31,276	10.69%	263,323	28,620	10.87%	2,656	3,124	(468)
Factoring receivables (1)	229,669	34,949	15.22%	220,745	34,283	15.53%	666	1,358	(692)
Leases	90,203	7,216	8.00%	64,272	6,223	9.68%	993	2,074	(1,081)

Total interest-earning assets	698,473	73,921	10.58%	624,361	69,560	11.14%	4,361	6,565	(2,204)
Non interest-earning assets	$143,734			$122,618

Total Assets	$842,207			$746,979

Liabilities and Shareholders’ Equity
Certificates of deposits - originated	$537,299	$5,513	1.03%	$509,283	$4,294	0.84%	$1,219	$287	$932
Certificates of deposits - brokered	155,502	1,314	0.85%	120,713	787	0.65%	527	294	233
Federal funds purchased	352	6	1.70%	301	2	0.66%	4	1	3
Subordinated debt	4,046	155	3.83%	4,101	143	3.49%	12	(2)	14
Non-recourse notes payable	24,383	861	3.53%	17,715	696	3.93%	165	235	(70)
Other borrowings	—	103		—	92		11	—	11

Total interest-bearing liabilities	721,582	7,952	1.10%	652,113	6,014	0.92%	1,938	816	1,122

Other liabilities	33,606			16,214
Shareholders’ equity	87,019			78,652

Total liabilities & shareholders equity	$842,207			$746,979

Net interest income/interest rate spread		$65,969	9.48%		$63,546	10.22%	$2,423	$5,749	$(3,326)

Net interest margin (3)			9.44%			10.18%

Notes:

(1)	For the purpose of the computation of loans and factoring receivables, nonaccrual loans and leases are included in the average balances outstanding.
(2)	Tax-exempt interest income is insignificant.
(3)	Net interest margin is computed taking net interest income divided by average interest earning assets.

Net interest income increased $2.5 million to $66.0 million for the year ended December 31, 2016 as compared to $63.5 million for the year ended December 31, 2015. The overall increase in net interest income was primarily due to a higher volume of interest-earning assets, particularly commercial and consumer loans, factoring receivables and leases, offset in part by a decrease in yield of 0.56% on interest-earning assets and an 18 basis point increase in the cost of interest-bearing liabilities. In addition, due to competitive factors within the industry, lease yield decreased from 9.68% to 8.00% from 2015 to 2016.

Non-Interest Income

	Years Ended
	December 31,		Increase/ Decrease	Percentage Change
Non-Interest Income (dollars in thousands):	2017	2016
Net servicing fees	$2,423	$2,473	$(50)	-2.0%
Gain on sale of government guaranteed loans	4,647	4,947	(300)	-6.1%
Gain on extinguishment of debt	—	200	(200)	-100.0%
Net (loss)gain on sales of leases and off lease equipment	(133)	882	(1,015)	-115.1%
Rental income from equipment on operating leases	45,925	34,389	11,536	33.5%
Loan customer service fees	3,434	3,090	344	11.1%
Other	2,256	730	1,526	209.0%

Total non-interest income	$58,552	$46,711	$11,841	25.3%

Non-interest income increased $11.8 million, or 25.3%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. This increase was nearly entirely due to the increase in rental income from equipment on operating leases. Rental income from equipment on operating leases increased $11.5 million due to the continued growth in average balances related to lease equipment. Average lease equipment balances increased $22.1 million or 26.5% to $105.5 million as of December 31, 2017 from $83.3 million for the year ended December 31, 2016. In addition, depreciation expense on equipment on operating leases included in non-interest expense increased 26.8%, consistent with the increase in rental income. The decrease in the net (loss) gain on sale of leases and off lease equipment of $1.0 million was due to a recognized loss during the year ended December 31, 2017 of $2.5 million from equipment returned and repossessed from a borrower that was subsequently sold at a loss. Lastly, other income increased $1.5 million or 209.0% due to building rental income charged to lessors from the purchase of the main office building of Crestmark in Troy, Michigan in 2017 and an increase in late charges, over-advance and wire fees to loan customers throughout the year based on volume increases.

	Years Ended
	December 31,		Increase/ Decrease	Percentage Change
Non-Interest Income (dollars in thousands):	2016	2015
Net servicing fees	$2,473	$2,552	$(79)	-3.1%
Gain on sale of government guaranteed loans	4,947	3,017	1,930	64.0%
Gain on sale of securities available for sale	—	254	(254)	-100.0%
Gain on extinguishment of debt	200	—	200	100.0%
Net (loss)gain on sales of leases and off lease equipment	882	1,302	(420)	-32.3%
Rental income from equipment on operating leases	34,389	17,792	16,597	93.3%
Loan customer service fees	3,090	2,933	157	5.4%
Other	730	262	468	178.6%

Total non-interest income	$46,711	$28,112	$18,599	66.2%

Non-interest income increased $18.6 million, or 66.2%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. This increase was primarily due to the increases in rental income from equipment on operating leases and gains on sale of government guaranteed loans. Proceeds from sales of government guaranteed loans increased from $28.7 million in 2015 to $60.1 million in 2016, resulting in an increase of $1.9 million in the related gains on sale for the year ended December 31, 2016 as compared to the year ended December 31, 2015. Rental income from equipment on operating leases increased $16.6 million from 2015 to 2016 due to continued growth in average balances related to lease equipment. Average lease equipment balances increased $42.9 million or 105.9% to $83.3 million for the year ended December 31, 2016 from $40.5 million as of December 31, 2015. Crestmark management believes increases in rental income primarily result from Crestmark’s efforts to invest in and expand its leasing business since 2014.

Non-Interest Expense

	Years Ended
	December 31,		Increase/ Decrease	Percentage Change
Non-Interest Expense (dollars in thousands):	2017	2016
Salaries and employee benefits	$45,191	$40,245	$4,946	12.3%
Occupancy and equipment	3,609	3,162	447	14.1%
Depreciation on equipment on operating leases	37,187	29,322	7,865	26.8%
Professional fees	1,999	2,018	(19)	-0.9%
Advertising and marketing	928	800	128	16.0%
Software maintenance	1,528	1,199	329	27.4%
Servicing fee paid to minority partner	3,814	1,770	2,044	115.5%
General and administrative	9,308	7,464	1,844	24.7%

Total non-interest expense	$103,564	$85,980	$17,584	20.5%

Non-interest expense increased $17.6 million, or 20.5%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. The primary contributor to the change in non-interest expense relates to a $7.9 million, or 26.8%, increase in depreciation on equipment on operating leases that directly relates to the increase in demand and lease contracts entered into by Crestmark and its customers during the year ended December 31, 2017. As noted above in the non-interest income discussion, average balances of leases outstanding increased approximately 26.5% for 2017 as compared to 2016, which directly correlates to the increase in depreciation expense on operating leases. The second largest contributor to the increase in non-interest expense relates to a $4.9 million, or 12.3%, increase in salaries and employee benefits as the number of full-time equivalent employees increased to 333 at December 31, 2017 from 299 at December 31, 2016. Lastly, servicing fee paid to minority partner increased by approximately $2.0 million, or 115.5% for 2017 as compared to 2016. This fee represents amounts paid to joint venture partners that service loans and leases on behalf of Crestmark whereby the minority partner is paid a servicing fee based on either balances outstanding or revenue generated throughout the year.

	Years Ended
	December 31,		Increase/ Decrease	Percentage Change
Non-Interest Expense (dollars in thousands):	2016	2015
Salaries and employee benefits	$40,245	$38,986	$1,259	3.2%
Occupancy and equipment	3,162	3,174	(12)	-0.4%
Depreciation on equipment on operating leases	29,322	16,360	12,962	79.2%
Professional fees	2,018	2,112	(94)	-4.5%
Advertising and marketing	800	813	(13)	-1.6%
Software maintenance	1,199	901	298	33.1%
Servicing fee paid to minority partner	1,770	518	1,252	241.7%
General and administrative	7,464	6,812	652	9.6%

Total non-interest expense	$85,980	$69,676	$16,304	23.4%

Non-interest expense increased $16.3 million, or 23.4%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The primary contributor to the change in non-interest expense relates to a $13.0 million, or 79.2%, increase in depreciation on equipment on operating leases that directly relates to the increase in demand and lease contracts entered into by Crestmark and its customers during the year ended December 31, 2016. As noted above in the non-interest income section, average balances of leases outstanding increased 105.9% which in turn, correlates to the increase in depreciation expense on equipment on operating leases above. Additionally, salaries and employee benefits increased $1.3 million, or 3.2%, as the number of full-time equivalent employees increased to 299 at December 31, 2016 from 284 at December 31, 2015. Lastly, servicing fee paid to minority partner increased by $1.3 million, or 241.7%, for 2016 as compared to 2015.

Income Taxes

For each of the years in the three-year period ended December 31, 2017, there has been a decline in Crestmark’s effective tax rate relative to the prior year. Crestmark reported income tax (benefit) expense of ($2.0) million in 2017, $2.6 million in 2016, and $5.4 million in 2015. This resulted in an effective tax rate of (7%), 11%, and 25% for the years ended December 31, 2017, 2016, and 2015, respectively. The decline in the effective tax rate in 2017 as compared to 2016 was primarily the result of an income tax benefit recorded due to the re-measurement of the net deferred tax liability. This re-measurement during 2017 approximated $5.7 million and was based upon the enactment of a change in the federal corporate tax rate from 35% to 21% by the TCJA. In addition, Crestmark has invested in energy related tax credits each of the past three years, which further reduced the effective tax rate.

FINANCIAL CONDITION

Balance Sheet

Total assets increased $305.2 million, or 33.6%, from $908.2 million at December 31, 2016 to $1.2 billion as of December 31, 2017. Total securities increased $7.6 million, or 37.4%, at December 31, 2017 from December 31, 2016, reflecting an allocation of excess funds to earning assets while maintaining access to liquidity. Loans, leases and receivables net of the allowance increased $205.5 million, or 30.4%, to $882.2 million at December 31, 2017 from $676.7 million at December 31, 2016. When comparing December 31, 2017 and December 31, 2016 loan types, the largest change was an increase in lease receivables of $82.2 million to $201.4 million at December 31, 2017 from $119.1 million at December 31, 2016. In addition, commercial loans increased $71.1 million to $334.0 million at December 31, 2017 from $262.9 million at December 31, 2016. Increases in both leases and commercial loans represented 74.6% of the increase in loans, leases and receivables, net of allowance for the year ended December 31, 2017. Lease equipment inventory increased by $11.2 million, or 124.6%, at December 31, 2017 as compared to $9.0 million at December 31, 2016, in conjunction with the overall growth in Crestmark’s leasing business. Lease equipment inventory consists of both equipment inventory purchased by Crestmark Bank for future transfer to direct-financing, sales-type, and operating leases and equipment, net as well as lease equipment inventory returned to Crestmark Bank after lease termination. Premises, leasehold improvements, net increased $17.6 million at December 31, 2017 from $1.0 million at December 31, 2016 as Crestmark purchased its headquarters building in Troy, Michigan for $15.6 million in July 2017. The additional increase was due to furniture and equipment purchases at various locations, due to growth at Crestmark. Lastly, acquired lease residuals decreased $11.6 million to $2.9 million at December 31, 2017 from $14.5 million at December 31, 2016. The decrease was due to the acquired assets coming off lease and Crestmark Bank liquidating or re-leasing the assets.

During the year ended December 31, 2017, Crestmark management continued to fund loan growth with both originated and brokered certificates of deposits. Certificates of deposit increased by $299.6 million, or 41.7%, from $719.2 million at December 31, 2016 to $1.0 billion as of December 31, 2017. From December 31, 2016 to December 31, 2017, federal funds purchased decreased $30.0 million as Crestmark Bank increased its reliance on brokered and originated certificate of deposits for funding. Additionally, other borrowings increased $12.0 million from December 31, 2016 to December 31, 2017 as Crestmark entered into an agreement with another financial institution in 2017 to provide additional liquidity and capital for Crestmark Bancorp, Inc. and Crestmark Bank to continue and support loan and lease growth, as well as pay-off the perpetual preferred stock associated with the Small Business Lending Fund program in March 2017.

Total stockholders’ equity increased by $21.9 million, or 23.8%, from $92.0 million to $113.9 million for the years ending December 31, 2017 and 2016, respectively. The increase was due primarily to an increase in net income and the redemption of $8.25 million of preferred stock.

Securities

The following table sets forth the amortized cost and fair value of Crestmark’s securities, by type of security, for the dates indicated below:

	At December 31,
	2017		2016		2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale
U.S. treasury and federal agency	$24,888	$24,579	$16,841	$16,664	$18,423	$18,365
Municipal bonds	386	388	478	480	1,632	1,666
Mortgage backed securities: residential	1,111	1,120	1,309	1,326	1,532	1,557
Other securities	2,000	1,877	2,000	1,877	2,000	1,908

Total	$28,385	$27,964	$20,628	$20,347	$23,587	$23,496

Crestmark maintains a diversified securities portfolio, which includes obligations of U.S. treasury and federal agency, municipal bonds, residential mortgage-backed securities, and corporate securities. Crestmark regularly evaluates asset/liability management needs and attempts to maintain a portfolio structure that provides sufficient liquidity and cash flow. Crestmark believes that the unrealized losses on securities available for sale are temporary in nature and are expected to be recovered within a reasonable time period. Crestmark has the ability to hold securities with unrealized losses to maturity or until such time as the unrealized losses reverse.

The portfolio of securities available for sale is reviewed quarterly for impairment in value. In performing this review, Crestmark management considers (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the impact of changes in market interest rates on the market value of the security and (4) an assessment of whether Crestmark intends to sell, or it is more likely than not that Crestmark will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. For securities that do not meet these recovery criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss).

Available for sale investment securities totaled approximately 2% of Crestmark’s total assets at December 31, 2017. Crestmark management believes that the maturities of those investment securities is not material to the balance sheet nor significant to an understanding of Crestmark’s financial condition.

Loan Portfolio

Loans are the largest component of Crestmark’s interest-earning assets. The proper management of credit and market risk inherent in the loan portfolio is critical to Crestmark’s financial well-being. To control these risks, Crestmark has adopted strict underwriting standards which include established and authorized credit limits, attentive portfolio management, use of lock box arrangements, verification of receivables and inventory, and in many instances, Crestmark receiving and controlling the borrowers’ cash receipts.

Crestmark also monitors and limits loan concentrations to specific industries. While Crestmark’s customers are diversified with respect to industry, as of December 31, 2017 approximately 35% of loans, leases and receivables were to customers in the truck transportation, merchant wholesalers and durable goods, administrative support services, and support activities for transportation. There were no concentrations greater than 10% of total loans that are not disclosed as a separate category in the following table.

The following portfolio segments have been identified:

Commercial loans: Crestmark’s commercial loans are primarily asset-based lending agreements secured by debtor’s short-term assets such as inventory, accounts receivable, and work-in-process. Commercial loans may also be secured by real estate and equipment.

Consumer loans: Crestmark’s consumer loan portfolio is primarily comprised of loans to individuals for medical services received. The majority of these loans are guaranteed by the hospital providing the service to the debtor and this guarantee serves to reduce credit risk as the guarantors agree to repurchase severely delinquent loans. Credit risk is minimized on these loans based on the guarantor’s repurchase agreement.

Leases: Crestmark’s lease portfolio is primarily comprised of leases on high-tech equipment, information systems hardware, capital equipment and durable goods, and vehicles such as automobiles and tractors. Beginning in 2016, Crestmark shifted its focus to middle market companies specializing in capital equipment and durable goods.

Factoring receivables: Crestmark’s factoring clients provide detailed inventory, accounts receivable, and work-in-process reports for lending arrangements. With these loans, Crestmark withholds a contingency reserve which is the difference between the fair value of the invoice amount and the amount advanced. This reserve is withheld for nonpayment of factored receivables, service fees and other adjustments.

The following table sets forth the composition of Crestmark’s loans, leases and receivables portfolio for the dates indicated (dollars in thousands):

	At December 31,
	2017		2016		2015		2014		2013
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Commercial loans	$333,999	37%	$262,872	38%	$241,567	42%	$214,830	41%	$150,088	35%
Consumer loans	49,920	6%	38,781	6%	34,917	6%	30,328	6%	22,905	5%
Leases	201,400	23%	119,163	17%	74,321	13%	49,536	9%	19,839	5%
Factoring receivables	307,254	34%	266,138	39%	226,793	39%	228,634	44%	237,162	55%

Loans, leases and receivables	892,573	100%	686,954	100%	577,598	100%	523,328	100%	429,994	100%
Loans held for sale	42,060		15,108		5,115		—		—

Total	$934,633		$702,062		$582,713		$523,328		$429,994

Loan Maturities

The following table sets forth information regarding Crestmark’s scheduled maturity information for the loans, leases and receivables for the date indicated below (dollars in thousands):

	As of December 31, 2017
		Due in One Year Or less		Due after One Year through Five Years		Due after Five Years
	Non- Performing Loans	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Total
Commercial loans	$1,317	$5,350	$271,572		$26,047		$29,713	$333,999
Consumer loans		49,920						49,920
Leases	3,828	55,926		141,646				201,400
Factoring receivables	1,410	172,338	133,506					307,254

Total	$6,555	$283,534	$405,078	$141,646	$26,047	$—	$29,713	$892,573

Crestmark’s consumer loan portfolio is comprised of loans to individuals for medical services rendered by hospitals. These agreements do not contain specific maturity provisions and are generally short term in nature. Therefore, Crestmark management has classified these as due in one year or less.

Asset Quality

The following table sets forth information regarding Crestmark’s non-performing assets, accruing restructured loans, levels of the allowance for credit losses, and certain ratios associated with these amounts (dollars in thousands):

	At December 31,
	2017	2016	2015	2014	2013
Non-performing loans:
Non-accruing loans	$2,727	$3,268	$4,783	$5,278	$10,266
Loans 90 days or more past due, still accruing interest	3,828	612	1,787	3,142	1,654

Total non-performing loans	6,555	3,881	6,570	8,420	11,920
Repossessed collateral	2,087	3,855	—	—	—

Total non-performing assets	$8,642	$7,736	$6,570	$8,420	$11,920

Total allowance for credit losses	$10,377	$10,220	$9,651	$10,038	$12,972
Accruing restructured loans	1,197	40	5,295	322	—
Total non-performing loans to total loans	0.70%	0.55%	1.14%	1.61%	2.77%
Total non-performing assets to total assets	0.71%	0.85%	0.84%	1.21%	2.37%
Allowance for credit losses to non-performing loans	158.30%	263.35%	146.90%	119.22%	108.82%

Non-performing loans consist of non-accrual loans and loans 90 days or greater past due but still accruing. Crestmark management continuously monitors the loans, leases and receivables for credit risk by analyzing relevant information about the borrower’s ability to service their debt such as: current financial information, historical payment performance, repayment probability based on the liquidation value of the collateral pledged, credit documentation, and current economic trends and other relevant factors. While improvements in the overall economy have been evident in the last five years, Crestmark management believes future performance of the portfolio may be limited by macroeconomic events such as continued increases to interest rates that could adversely affect Crestmark’s totals for non-performing assets.

Loans, leases and receivables that may not be able to service the debt instruments in accordance with the loan agreements are placed under close management supervision. These loans are assessed for non-accrual status and adjustments to the allowance for credit losses. Should a loan be placed on non-accrual status, any interest previously accrued but not yet collected is reversed against interest income in the current year. Payments received on non-accrual loans are generally accounted for on the cash-basis or cost recovery method until qualifying for return to accrual status.

Borrowers that are unable to have their loan returned to accrual status generally proceed toward foreclosure and ultimate repossession of collateral. These assets are initially recorded at the fair value, less costs to sell, when acquired, establishing a new cost basis. The valuation of repossessed assets is evaluated regularly to ensure the recorded amount is supported by its current fair value. If the fair value of the asset declines, a valuation allowance is recorded in the consolidated statement of income.

Year-end non-performing assets, which include non-accrual loans, loans 90 days or more past due, renegotiated debt, non-accrual securities, and other real estate owned, increased $0.9 million, or 11.7%, from December 31, 2016 to December 31, 2017. Non-performing assets as a percent of total assets at year-end decreased from 0.85% in 2016 to 0.71% in 2017.

Risk Category of Loans

Crestmark regularly analyzes the loan, leases and receivables and assigns certain risk grades as further described in Note 4 of the consolidated financial statements of Crestmark included in this joint proxy statement/prospectus. The following table sets forth the aggregate principal amount based on the risk category of loans at the dates indicated (dollars in thousands):

	At December 31,
	2017				2016				2015
	Pass	Special Mention	Substandard	Total	Pass	Special Mention	Substandard	Total	Pass	Special Mention	Substandard	Total
Commercial loans	$264,975	$60,486	$8,538	$333,999	$200,951	$47,800	$14,121	$262,872	$171,754	$56,160	$13,653	$241,567
Consumer loans	49,920	—	—	49,920	38,781	—	—	38,781	34,917	—	—	34,917
Leases	110,553	85,339	5,508	201,400	86,255	28,924	3,983	119,162	57,189	15,354	1,778	74,321
Factoring receivables(1)	376,196	47,458	5,025	428,679	344,403	30,968	6,843	382,214	283,709	42,070	9,392	335,171

Total	$801,644	$193,283	$19,071	$1,013,998	$670,390	$107,692	$24,947	$803,029	$547,569	$113,584	$24,823	$685,976

(1)	Balance is gross of contingency reserve

Risk rating categories of special mention and substandard loans, leases and receivables totaled $213.6 million at December 31, 2017, up from $132.6 million, or 61.0%, at December 31, 2016. The primary reason for this increase was the inclusion of $56.4 million of leases in special mention due to naturally occurring growth in the lease portfolio as well as Crestmark’s efforts to diversify from Fortune 1000 technology sector leases to more collateral reliant, equipment-based leases to middle market customers. Crestmark Equipment Finance (“CEF”) experienced the majority of the growth in lease balances in 2017.

Crestmark’s internal monitoring mechanism does not reflect any specific weakness in these lease transactions but is used to monitor and identify this new customer base. These equipment leases originated at CEF have been underwritten to standards that would result in a pass classification in the Corporation’s non-lease portfolio. Performance is monitored and measured by the same qualifying pass standards. Crestmark management has implemented a rigorous credit monitoring program for all loans and leases including the use of lock box agreements with borrowers to control customer cash receipts, attentive portfolio management, and established credit limits for borrowers. All special mention loans and leases were performing as of December 31, 2017.

Special mention and substandard loans, leases and receivables decreased $5.8 million, or 4.2%, from $138.4 million at December 31, 2015 to $132.6 million at December 31, 2016. This decrease was attributable to the continued positive economic growth noted in Crestmark’s targeted industries of lending focus.

Allowance for Credit Losses

The viability of any financial institution is ultimately determined by its management of credit risk. Loans represent Crestmark’s single largest concentration of risk. The allowance for credit losses is Crestmark’s estimation of incurred losses within the existing loan and lease portfolio. Crestmark allocates the allowance for credit losses throughout the loan and lease portfolio based on its assessment of the underlying risks associated with each loan segment. Crestmark’s assessments include allocations based on specific impairment valuation allowances, historical charge-offs, internally assigned credit risk ratings, and past due and non-accrual balances. A portion of the allowance for credit losses is not allocated to any one loan segment, but is instead a reflection of other qualitative risks that reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The following table reflects the activity in the allowance for credit losses for each of the years presented (dollars in thousands):

	Years Ended December 31,
	2017	2016	2015	2014	2013
Balance at beginning of year:	$10,220	$9,651	$10,038	$12,972	$8,594
Provision for credit losses	7,250	4,355	47	2,250	8,050
Charge-offs:
Commercial loans	2,268	701	209	358	1,293
Consumer loans	—	—	—	—	—
Leases	2,117	1,015	797	16	—
Factoring receivables	5,026	3,767	174	5,627	3,659

Total charge-offs	9,411	5,483	1,180	6,001	4,952
Recoveries:
Commercial loans	406	26	95	318	480
Consumer loans	—	—	—	—	—
Leases	195	532	30	1	—
Factoring receivables	1,717	1,139	621	498	800

Total recoveries	2,318	1,697	746	817	1,280

Net charge-offs	7,093	3,786	434	5,184	3,672
Allowance for credit losses	$10,377	$10,220	$9,651	$10,038	$12,972

Total loans at period end	$892,573	$686,954	$577,598	$523,328	$429,994

Ratio of allowance to total loans	1.16%	1.49%	1.67%	1.92%	3.02%
Ratio of net charge-offs to average loans	0.92%	0.62%	0.08%	1.16%	0.96%

Net charge-offs of $7.1 million were recorded during the year ended December 31, 2017 compared to net charge-offs of $3.8 million for the year ended December 31, 2016. During 2017, following several years of favorable charge-off performance, Crestmark Bank incurred higher than average historical charge-off activity as a result of three large accounts; one as a result of customer fraud and two from the inherent risk associated with these credits. These three charge-offs in 2017 equated to approximately 70% of the total charge-offs for the year. As Crestmark Bank asset size increases, the average loan and lease dollar amount continues to increase as well for certain segments of the portfolio. Crestmark Bank continues to diversify and expand its portfolio into larger commercial loans secured by inventory across the United States. These loans and leases are inherently more risky, due to the collateral securing these credits. As credits do experience charge-offs, and the corresponding average loan size increases, the charge-offs will tend to increase as well. However, the higher yields that are earned by Crestmark Bank on the leases are used to offset and compensate for the additional risk on these credits. Crestmark management believes the ratio of net charge-offs to average loans of 0.92% for fiscal year 2017 is well-within acceptable parameters.

A provision for credit losses of $7.3 million was recorded during 2017 as compared to $4.4 million during 2016. This increase in provision for credit losses was primarily associated with the increase in the overall balance of the loan portfolio and to compensate for the aforementioned increased charge-offs in 2017.

Net charge-offs of $3.8 million were recorded during the year ended December 31, 2016 compared to net charge-offs of $434,000 for the year ended December 31, 2015. During 2016, the bank had one large charge-off in the amount of $1.3 million, which was subsequently collected in full and included in recoveries as of December 31, 2017. A provision for credit losses of $4.4 million was recorded during 2016 as compared to $47,000 during 2015. This increase in provision for credit losses was primarily associated with the increase in the overall balance of the loan portfolio.

The following table presents the allowance for credit losses by allocation to the various segments of the portfolio (dollars in thousands):

Allowance by Loan Category

	At December 31,
	2017		2016		2015		2014		2013
		% of		% of		% of		% of		% of
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
Commercial loans	$4,772	37%	$4,674	38%	$3,714	42%	$3,928	41%	$5,362	35%
Consumer loans	250	6%	198	6%	184	6%	507	6%	390	5%
Leases	1,606	23%	806	17%	629	13%	803	9%	318	5%
Factoring receivables	3,749	34%	4,542	39%	5,124	39%	4,800	44%	6,902	55%

Total	$10,377	100%	$10,220	100%	$9,651	100%	$10,038	100%	$12,972	100%

In each period, the provision for loan losses in Crestmark’s statement of operations is derived from the combination of an estimate by Crestmark of loan and lease losses that occurred during such period and the ongoing adjustment of prior estimates of losses.

The provision for credit losses increases the allowance for credit losses, a valuation account which appears on Crestmark’s consolidated statements of condition. As the specific customer and amount of a loan loss is confirmed, including by gathering additional information and taking collateral in full or partial settlement of the loan, and bankruptcy of the borrower, the loan is charged off, reducing the allowance for loan losses. If, subsequent to a charge off, Crestmark Bank is able to collect additional amounts from the customer or sell collateral worth more than earlier estimated, a recovery is recorded.

At December 31, 2017, the allowance for credit losses of $10.4 million consisted of general reserves of $9.2 million and specific reserves on $1.2 million of individually evaluated impaired loans of $19.3 million. At December 31, 2016, the allowance for credit losses of $10.2 million consisted of general reserves of $8.9 million and specific reserves on $1.3 million of individually evaluated impaired loans of $24.8. For further discussion on the allocation of the allowance for loan and lease losses, see Note 4 of the audited consolidated financial statements of Crestmark included in this joint proxy statement/prospectus.

Although Crestmark management believes the general and specific components of the allowance for credit losses have been measured in accordance with U.S. GAAP, actual losses are ultimately dependent upon future events and, as such, further provision for credit losses may become necessary.

Source of Funds

Crestmark’s ability to fund operations, meet depositor withdrawals, meet loan demand, and to meet maturing obligations and existing commitments depends on the cash flows generated from operations. Certificates of deposits, borrowings, loan and investment repayments and payments, and proceeds from the sale of securities and loans are the primary sources of funds for Crestmark. Crestmark continually monitors its cash position and borrowing capacity as part of its liquidity management process.

Crestmark has the ability to borrow from the Federal Reserve Bank and through various correspondent banks in the form of federal funds purchased lines of credit. These funding sources require Crestmark to pledge assets, typically in the form of available for sale securities or loans as collateral. As of December 31, 2017, Crestmark had available lines of credit of $152.0 million.

The following table presents Crestmark’s primary source of funds, certificates of deposits, at the dates indicated (dollars in thousands):

	At December 31,
	2017		2016		2015
	Amount	Percent	Amount	Percent	Amount	Percent
Originated certificates of deposits	$775,714	76%	$522,995	73%	$493,069	76%
Brokered certificates of deposits	243,115	24%	196,207	27%	154,452	24%

Total	$1,018,829	100%	$719,202	100%	$647,521	100%

The following table sets forth the maturities of all certificates of deposit at the dates indicated (dollars in thousands):

At December 31,
2017
Certificates of deposit:
Maturing within three months	$230,157
After three but within six months	222,890
After six but within 12 months	378,669
After 12 months	187,113

Total certificates of deposit	$1,018,829

At December 31, 2017, Crestmark had borrowings, including federal funds purchased, outstanding of $46.4 million as compared to $64.1 million at December 31, 2016. Included in the December 31, 2017 borrowings amount is $30.8 million of a non-recourse notes payable, $3.6 million of subordinated debt and other borrowings of $12.0 million. Other borrowings represents both a term loan and a line of credit with another financial institution, of which the bank had $5.0 million outstanding on the term loan and $7.0 million drawn on a $10.0 million line of credit. Additional information on funding sources is included in Notes 12 and 13 of the consolidated financial statements of Crestmark included in this joint proxy statement/prospectus.

The following table sets forth the maturities of non-recourse notes payable at the date indicated (dollars in thousands):

At December 31,
2017
Non-recourse notes payable
Maturing within three months	$4,378
After three but within six months	3,694
After six but within 12 months	6,758
After 12 months	15,936

Total non-recourse notes payable	$30,766

Contractual Obligations

Crestmark has various financial obligations that may require future cash payments. The ability to generate sufficient liquidity to fund these obligations is primarily dependent upon Crestmark management being able to purchase funds at favorable rates. Additional sources of liquidity available to Crestmark include, but are not necessarily limited to, loan payments received, sales of investment securities, and borrowings on established lines of credit. The following table presents, as of December 31, 2017, significant fixed and determinable contractual obligations to third parties by payment date (dollars in thousands):

	As of December 31, 2017
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
Certificates of deposit	$1,018,829	$831,716	$176,015	$11,098
Non-recourse notes payable	30,766	14,829	14,365	1,572
Minimum lease payments	2,241	969	723	549
Other borrowings	12,000	7,714	1,428	2,858
Total	$1,063,836	$855,228	$192,531	$16,077	$—

Off-Balance Sheet Financing Arrangements

At December 31, 2017, Crestmark had available balances on lines of credit of $363,631 and standby letters of credit of $1,613. For discussion of Crestmark’s off-balance sheet financing arrangements, see Note 11 of “Notes to Audited Consolidated Financial Statements,” beginning on page F-8. Depending on the extent to which the commitments or contingencies described in Note 11 occur, the effect on Crestmark’s capital and net income could be significant.

Capital Ratios

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for Crestmark Bank on January 1, 2015 with full compliance with all of the requirements including a capital conservation buffer being phased in over a multi-year schedule, and fully phased in by January 1, 2019. The capital conservation buffer is being phased in from 0.00% in 2015 to 2.50% by 2019.

The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Under the Basel III capital requirements, in order to be considered well-capitalized, Crestmark Bank must have a common equity tier 1 (CET1) ratio of 7.0%, a Tier 1 ratio of 8.5%, a total risk-based capital ratio of 10.5% and a leverage ratio of 5.0%. When fully phased in on January 1, 2019, the Basel III Capital Rules would require Crestmark to maintain the following:

•	A minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7% upon full implementation).

•	A minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation).

•	A minimum ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (resulting in a minimum total capital ratio of 10.5% upon full implementation).

•	A minimum leverage ratio of 5%, calculated as the ratio of Tier 1 capital to average assets.

Crestmark management believes that, as of December 31, 2017, Crestmark Bank met all capital adequacy requirements to which they are subject. There are no significant regulatory constraints placed on Crestmark Bank’s capital. The following sets forth the actual and required capital amounts and ratios (dollars in thousands):

	Actual		Required for Capital Adequacy Purposes		Required to Be Well Capitalized Under Prompt Corrective Action Provisions
As of December 31, 2017	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)	$127,503	11.8%	$100,234	9.3%	$113,779	10.5%
Tier 1 capital (to risk weighted assets)	116,569	10.8%	78,562	7.3%	92,107	8.5%
Common equity Tier 1 capital (to risk-weighted assets)	114,012	10.5%	62,308	5.8%	75,853	7.0%
Tier 1 leverage (to average assets)	116,569	10.2%	45,463	4.0%	56,829	5.0%

	Actual		Required for Capital Adequacy Purposes		Required to Be Well Capitalized Under Prompt Corrective Action Provisions
As of December 31, 2016	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)	$94,157	11.1%	$73,457	8.6%	$89,426	10.5%
Tier 1 capital (to risk weighted assets)	83,398	9.8%	56,423	6.6%	72,392	8.5%
Common equity Tier 1 capital (to risk-weighted assets)	80,481	9.5%	43,648	5.1%	59,617	7.0%
Tier 1 leverage (to average assets)	83,398	9.6%	34,750	4.0%	43,437	5.0%

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2017 and December 31, 2016, the most recent regulatory notifications categorized Crestmark Bank as well capitalized under the regulatory framework for prompt corrective action.

For additional information regarding Crestmark Bank’s Regulatory Matters, see Note 15 of the “Notes to Consolidated Financial Statements” included in this joint proxy statement/prospectus.

Quantitative and Qualitative Market Risk Disclosures

Crestmark’s primary market risks are interest rate risk and liquidity risk. There is limited foreign exchange risk within Crestmark’s loan portfolio. Any changes in foreign exchange rates or commodity prices would not have a significant impact on Crestmark’s interest income or cash flows.

Crestmark, like other financial institutions, is subject to direct and indirect market risk. Direct market risk exists from changes in interest rates. Crestmark’s net income is significantly dependent on its net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net income. Interest rate risk (“IRR”) is the fundamental method by which financial institutions earn income and create shareholder value. Excessive exposure to IRR could pose a significant risk to Crestmark Bank’s earnings and capital.

In order to manage its exposure to changes in interest rates, Crestmark management closely monitors Crestmark’s interest rate risk. One component of the monitoring process is performing a net interest income analysis. A net interest income analysis measures the change in net interest income over a one-year period in the event of a hypothetical change in interest rates. This analysis assesses the risk of change in net interest income in the event of a sudden and sustained increase or decrease in increments of 100 basis points.

Key assumptions in the simulation analysis include prepayments on loans, probable calls of investment securities, changes in market conditions, loan volumes and loan pricing, deposit sensitivity, and customer preferences. These assumptions are inherently uncertain as they are subject to fluctuation and revision in a dynamic environment. The assumptions used in the interest rate sensitivity analysis are inherently uncertain and, as a result, the simulations cannot precisely measure net interest income or precisely predict the related changes in net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies.

The table below presents projected changes in net interest income for the various rate shock levels at December 31, 2017 and December 31, 2016.

	Changes in Net Interest Income Over One Year Horizon
(Dollars in thousands)	At December 31, 2017		At December 31, 2016
Changes in Levels of Interest Rates	Dollar Change	Percentage Change	Dollar Change	Percentage Change
-1.00%	$(1,600)	-1.50%	$(1,700)	-1.90%
+1.00%	1,600	1.60%	1,800	2.10%
+2.00%	3,200	3.10%	3,600	4.10%
+3.00%	4,800	4.70%	5,400	6.20%
+4.00%	6,400	6.20%	7,200	8.20%

DESCRIPTION OF META CAPITAL STOCK

As a result of the merger, Crestmark shareholders that receive shares of Meta common stock in the merger will become stockholders of Meta. Meta stockholders’ rights will be governed by Delaware law, Meta’s certificate of incorporation, Meta’s by-laws and federal law governing bank holding companies, in each case, as may be amended and in effect from time to time. We urge all Meta stockholders to read the applicable provisions of Delaware law, Meta’s certificate of incorporation, Meta’s by-laws and federal law governing bank holding companies carefully and in their entirety. Copies of Meta’s certificate of incorporation and Meta’s by-laws have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

General

Under Meta’s certificate of incorporation, Meta’s authorized capital stock consists of 30,000,000 shares of common stock, par value $0.01 per share, 3,000,000 shares of nonvoting common stock, par value $0.01 per share, and 3,000,000 shares of preferred stock, par value $0.01 per share (“Meta preferred stock”). As of the Meta record date, there were 9,699,591 shares of Meta common stock issued and outstanding, and no shares of Meta nonvoting common stock or Meta preferred stock were issued or outstanding. In addition, as of the Meta record date, 812,001 shares of Meta common stock were reserved for issuance upon exercise of stock options and vesting of other awards under Meta’s equity compensation plans.

Common Stock

Meta common stock is currently traded on the NASDAQ Global Select Market under the symbol “CASH.” Each share of Meta common stock has the same relative rights and is identical in all respects with each other share of Meta common stock, except that Meta nonvoting common stock only has those voting rights required by the DGCL. Each share of Meta nonvoting common stock will automatically convert into one share of Meta common stock only in the event of a “Permitted Transfer” (as defined in Meta’s certificate of incorporation) to a transferee. Meta common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the Federal Deposit Insurance Corporation.

Except with respect to the nonvoting common stock, each holder of Meta common stock is entitled to one vote for each share held on all matters voted upon by Meta stockholders, subject to the restrictions on acquisitions of stock and related takeover defensive provisions set forth in Meta’s certificate of incorporation and Meta’s by-laws summarized below.

Liquidation or Dissolution. In the event of the liquidation or dissolution of Meta, the holders of Meta common stock are entitled to receive—after payment or provision for payment of all debts and liabilities of Meta (including all deposits in MetaBank and accrued interest thereon) and after the distribution to certain eligible account holders who continue their deposit accounts at MetaBank — all assets of Meta available for distribution, in cash or in kind. If Meta issues preferred stock, the holders thereof may have a priority interest over the holders of Meta common stock in the event of liquidation or dissolution.

No Preemptive Rights. Holders of Meta common stock are not entitled to preemptive rights with respect to any shares of Meta common stock which may be issued. Meta common stock is not subject to call for redemption, and each outstanding share of Meta common stock is fully paid and nonassessable.

Dividends. Meta’s board of directors (or an authorized committee thereof) has the power to declare dividends from time to time as permitted by applicable law. Subject to limitations under the laws of the State of Delaware and preferences that may apply to outstanding shares of Meta preferred stock, holders of Meta common stock are entitled to receive ratably dividends declared by Meta’s board of directors out of funds legally available therefor. The ability to pay dividends depends on the amount of dividends paid to Meta by MetaBank. Meta’s payment of dividends, and MetaBank’s payment of dividends to Meta, are subject to government regulation, in that regulatory authorities may prohibit banks and their holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice or would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. In addition, under the Dodd-Frank Act and Federal Reserve regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. Under these requirements, the holding company may be required to contribute additional capital to an undercapitalized subsidiary bank. This additional capital may be required at times when the holding company may not have the resources to provide such support. The board of directors may fix a record date, which shall not be more than 60 days prior to the date on which a dividend is to be paid, for determining stockholders entitled to receive payment of such dividend, provided that if no record date is fixed by the board of directors in connection with the declaration of a dividend, the record date shall be at the close of business on the day on which the board of directors adopts a resolution declaring such dividend.

Dividend Restrictions-Meta. Meta, a Delaware corporation and savings and loan holding company, is regulated by the Federal Reserve. The Federal Reserve has issued a policy statement on the payment of cash dividends by financial institution holding companies, which expresses its view that such companies should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, a holding company may be prohibited from paying any dividends if the holding company’s bank subsidiary is not adequately capitalized. Delaware law also imposes restrictions on the payment of dividends that may prohibit Meta from paying dividends under certain circumstances.

Dividend Restrictions-MetaBank. Federal regulations govern the permissibility of capital distributions by MetaBank, as a federal savings association. Pursuant to the Dodd-Frank Act, savings associations that are part of a savings and loan holding company structure must now file a notice of a declaration of a dividend with the Federal Reserve at least 30 days before the proposed dividend declaration by MetaBank’s board of directors. In the case of cash dividends, OCC regulations require that federal savings associations that are subsidiaries of a stock savings and loan holding company must file an informational copy of that notice with the OCC at the same time the notice is filed with the Federal Reserve. OCC regulations further set forth the circumstances under which a federal savings association is required to submit an application or notice before it may make a capital distribution. Each of the Federal Reserve and OCC have primary reviewing responsibility for the applications or notices required to be submitted to them by savings associations relating to a proposed distribution. The OCC’s regulations set forth separate, enumerated factors for a savings bank to determine whether it must file a notice or an application in connection with a proposed capital distribution. Under current OCC regulations, MetaBank is also restricted from paying dividends on its stock if such dividends would cause its regulatory capital to fall below the amount required for the liquidation account established to provide a limited priority claim to the assets of MetaBank to qualifying depositors at March 31, 1992.

Unissued Stock. The authorized but unissued and unreserved shares of Meta common stock are available for general corporate purposes including, but not limited to, possible issuance as stock dividends or stock splits, in future mergers or acquisitions, under a cash dividend reinvestment and stock purchase plan, in a future underwritten or other public offering or under an employee stock ownership plan. Except as described above, or as otherwise required to approve the transaction in which the additional authorized shares of Meta common stock would be issued, no stockholder approval will be required for the issuance of these shares of Meta common stock. The board of directors of Meta, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Meta common stock.

Transfer Agent. Meta’s transfer agent for the common stock is Computershare Trust Company, N.A.

Certain Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions. The following discussion is a general summary of certain material provisions in Meta’s certificate of incorporation and Meta’s by-laws and certain provisions of the DGCL, which may be deemed to have an “anti-takeover” effect and could potentially discourage or even prevent a bid for Meta, which might otherwise result in stockholders receiving a premium for their stock.

Meta’s certificate of incorporation:

•	provides that Meta’s board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms. With seven directors currently serving on the board of directors of Meta (without giving effect to the transactions contemplated by the merger agreement), it would take two annual elections to replace a majority of the board of directors. The size of Meta’s board of directors may be increased or decreased only by a majority vote of the board of directors and any vacancy occurring on the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Meta stockholders do not have cumulative voting rights in the election of directors and a director may only be removed for cause by the affirmative vote of 75% of the shares of stock eligible to vote. Meta’s by-laws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

•	establishes that any action required or permitted to be taken by Meta stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders. Meta’s certificate of incorporation further provides that a special meeting of Meta stockholders may be called only pursuant to a resolution adopted by a majority of the board of directors.

•	currently authorizes the issuance of 3,000,000 shares of Meta preferred stock, none of which are outstanding. Meta’s board of directors is authorized by Meta’s certificate of incorporation to issue shares of Meta preferred stock from time to time in one or more series subject to applicable provisions of law. In the event of a proposed merger, tender offer or other attempt to gain control of Meta that the Meta board of directors does not approve, it might be possible for the Meta board of directors to authorize the issuance of a series of Meta preferred stock with rights and preferences that would impede the completion of such a transaction.

•	provides that in no event shall any record owner of any outstanding common stock which is beneficially owned (pursuant to Rule 13d-3 promulgated under Securities Exchange Act of 1934, as amended (the “Exchange Act”)), directly or indirectly, by a person who beneficially owns in excess of 10% of the then-outstanding shares of Meta common stock (the “Limit”) be entitled or permitted to any vote in respect of the shares of Meta common stock held in excess of the Limit.

•	requires that amendments to Meta’s certificate of incorporation be approved by a majority vote of the Meta board of directors and also by a majority of the outstanding shares of Meta voting common stock; except that approval by at least 75% of the outstanding shares of Meta voting common stock is generally required to approve amendments to certain provisions included in Meta’s certificate of incorporation (i.e., provisions relating to number, classification, election and removal of directors; amendment of bylaws; call of special stockholder meetings; offers to acquire and acquisitions of control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in Meta’s certificate of incorporation).

•

provides that purchases by Meta of any of Meta’s equity securities traded on a public exchange or system from a 5% or more stockholder must be approved by at least 75% of the total number of outstanding shares of Meta voting common stock (excluding any shares held by the proposed selling stockholder), unless such purchase is made (1) in connection with a tender or exchange offer applicable to all holders of the same securities, (2) under an open market purchase program approved by a majority of the disinterested directors of Meta, or (3) at no more than the market price and with the approval of a majority of the disinterested directors of the board of directors of Meta.

•	requires that certain business combinations (as defined in Meta’s certificate of incorporation) between Meta (or any majority-owned subsidiary thereof) and a 10% or more stockholder either (1) be approved by at least 75% of the total number of outstanding shares of Meta voting common stock, voting as a single class, (2) be approved by a majority of the disinterested directors of Meta or (3) involve consideration per share of stock generally equal to that paid by such 10% stockholder when it acquired its block of stock.

In addition to the provisions contained in Meta’s certificate of incorporation and Meta’s by-laws, Meta has not opted out of the requirements of Section 203 of the DGCL, which provides that Meta is prohibited from engaging in a business combination with a person or group of affiliates owning at least fifteen percent of the voting power of Meta (an “interested stockholder”) for a period of three years after such interested stockholder became an interested stockholder unless (a) before the stockholder became an interested stockholder, the Meta board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Meta outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the Meta board of directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder at an annual or special meeting of Meta stockholders.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Meta stockholders are governed by the DGCL, and Meta’s certificate of incorporation and Meta’s by-laws. The rights of Crestmark shareholders are governed by the MBCA, Crestmark’s articles of incorporation and Crestmark’s by-laws. After the merger, the rights of Meta and Crestmark stockholders will be governed by the DGCL, Meta’s certificate of incorporation and Meta’s by-laws. The following discussion summarizes the material differences between the rights of Crestmark shareholders and the rights of Meta stockholders. We urge you to read Meta’s certificate of incorporation, Meta’s by-laws, Crestmark’s articles of incorporation, Crestmark’s by-laws, the DGCL and MBCA carefully and in their entirety.

Authorized Capital Stock	Meta. Meta’s certificate of incorporation authorizes it to issue up to 30,000,000 shares of common stock, par value $0.01 per share, 3,000,000 shares of nonvoting common stock, par value $0.01 per share, and 3,000,000 shares of Meta preferred stock, par value $0.01 per share. As of the Meta record date, there were 9,699,591 shares of Meta common stock issued and outstanding, and no shares of Meta preferred stock or Meta nonvoting common stock were issued or outstanding. See “Description of Meta Capital Stock.” As of the Meta record date, 812,001 shares of Meta common stock were reserved for issuance upon conversion or exercise of stock options and vesting of other awards under Meta’s equity compensation plans.	Crestmark. Crestmark’s articles of incorporation provide that the authorized capital stock of Crestmark consists of 4,000,000 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, par value $0.01 per share (“Crestmark preferred stock”). Pursuant to a certificate of designation, filed on August 5, 2011 by Crestmark (the “certificate of designation”), 8,250 shares of Crestmark preferred stock were designated as shares of Senior Non-Cumulative Perpetual Preferred Stock, Series A. As of the Crestmark record date, there were 1,247,747 shares of Crestmark common stock outstanding and no shares of Crestmark preferred stock outstanding. As of the Crestmark record date, of the authorized capital stock, 102,500 shares of Crestmark common stock were issuable upon conversion or exercise of stock options and vesting of other awards under Crestmark’s equity compensation plans.

Size of Board of Directors	Meta. Meta’s certificate of incorporation provides for Meta’s board of directors to consist of a number of directors to be fixed by Meta’s board of directors from time to time. The Meta board of directors currently has eight directors.	Crestmark. Crestmark’s by-laws provide for Crestmark’s board of directors to consist of no less than five and no more than 25 directors, with the exact number to be fixed by Meta’s board of directors from time to time. Crestmark’s board of directors currently has seven directors.

Classes of Directors; Cumulative Voting	Meta. Meta’s certificate of incorporation provides that Meta’s	Crestmark. Crestmark’s articles of incorporation provide that

board is divided into three classes of directors as nearly equal in number as possible, with each class being elected to a staggered three-year term. Accordingly, control of the board of directors of Meta cannot be changed in one year; at least two annual meetings must be held before a majority of the board of directors may be changed. Holders of shares of Meta common stock do not have the right to cumulate their votes in the election of directors.	Crestmark’s board is divided into three classes of directors as nearly equal in number as possible, with each class being elected to a staggered three-year term. Accordingly, control of the board of directors of Crestmark cannot be changed in one year; at least two annual meetings must be held before a majority of the board of directors may be changed. Holders of shares of Crestmark common stock do not have the right to cumulate their votes in the election of directors.

Removal of Directors	Meta. Under Meta’s certificate of incorporation, any Meta director may be removed only for cause and only by the affirmative vote of at least 75% of the outstanding shares of Meta voting common stock entitled to vote in the election of directors.	Crestmark. Under Crestmark’s articles of incorporation, a Crestmark director may only be removed only for cause by the affirmative vote of Crestmark shareholders holding at least a majority of the outstanding shares of Crestmark common stock entitled to vote in the election of directors, voting together as a single class.

Filling Vacancies on the Board of Directors	Meta. Under Meta’s certificate of incorporation and Meta’s by-laws, any vacancy occurring on Meta’s board of directors shall be filled by a majority vote of the remaining directors.	Crestmark. Under Crestmark’s articles of incorporation, any vacancy occurring on Crestmark’s board of directors is filled by a majority vote of the remaining directors.

Nomination of Director Candidates of Stockholders	Meta. Meta’s by-laws contain the procedures that stockholders must follow to nominate persons for election to Meta’s board of directors. The stockholder making the nomination must deliver written notice to Meta’s Secretary not less than 30 days prior to the date of the meeting at which directors will be elected. However, if less than 40 days’ notice is given of the meeting date, such written notice from the stockholder must be delivered by the tenth day after the day on which the meeting date notice was given.	Crestmark. The certificate of designation provides that, under certain specified circumstances, the holders of shares of Crestmark preferred stock would be entitled to elect two directors. Otherwise, Crestmark’s articles of incorporation and Crestmark’s by-laws do not expressly permit Crestmark shareholders to nominate directors.

The nomination notice must set forth certain information about the person to be nominated, including information that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A of the Exchange Act (including the nominee’s written consent to being nominated and to serving as a director if elected). The nomination notice must also set forth certain information about the person submitting the notice, including the stockholder’s name and address and the class and number of Meta shares that the stockholder owned beneficially. The person presiding at the meeting may, if the facts warrant, determine that a nomination was not made in accordance with the provisions of Meta’s by-laws, and the defective nomination will be disregarded.

Calling Special Meetings of Stockholders	Meta. A special meeting of stockholders may only be called by a majority of Meta’s board of directors.	Crestmark. A special meeting of shareholders may only be called by a majority of Crestmark’s board of directors.

Notice of Stockholder Meetings	Meta. Meta’s by-laws provide that Meta must notify stockholders between 10 and 60 days before any stockholder meeting of the place, day and time of the meeting.	Crestmark. Crestmark’s by-laws provide that Crestmark must notify shareholders between 10 and 60 days before a shareholders meeting (unless a shorter time is provided by the MBCA) of the place, day, hour and purpose of the meeting.

Quorum	Meta. Meta’s by-laws provide that, at a meeting of Meta stockholders, the holders of at least one-third of all of the outstanding shares of Meta stock entitled to vote at a meeting, present in person or by proxy, constitutes a quorum unless a larger number is required by law.	Crestmark. Crestmark’s by-laws provide that, unless a greater or lesser quorum is established in Crestmark’s articles of incorporation or by applicable law, shares entitled to cast a majority of the votes at a meeting of Crestmark stockholders constitutes a quorum.

Stockholder Proposals	Meta. Meta’s by-laws provide that stockholder proposals brought	Crestmark. Crestmark’s does not have a provision in its articles of before any stockholder meeting shall be determined by a majority of the votes cast, except as otherwise required by law or Meta’s certificate of incorporation for the action proposed.

Meta’s by-laws provide that, in general, for a stockholder proposal to be timely presented at an annual meeting of Meta’s stockholders, a stockholder must provide written notice of such proposal and deliver or mail such notice to the principal executive offices of Meta and be received by Meta not less than 60 days prior to the anniversary of the preceding year’s annual meeting.

incorporation or by-laws concerning stockholder proposals.

Stockholder notice for stockholder proposals must set forth, as to each matter such stockholder proposes to bring before the stockholder meeting, (i) a brief description of the business desired to be brought before the meeting and the reasons for why the stockholder favors the proposal, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of Meta capital stock which are owned beneficially or of record of such stockholder, and (iv) any material interest of the stockholder in such proposal.

Restrictions on Business Combinations and Other Transactions	Meta. Since Meta has not opted out of the requirements of Section 203 of the DGCL, Meta is subject to certain restrictions with respect to transacting business with interested stockholders. Meta’s certificate of incorporation restricts Meta’s ability to pursue business combinations (as defined in Meta’s certificate of incorporation) with a Meta stockholder that owns 10% or more of the voting power of Meta common stock. See “Description of Meta Capital Stock—Common	Crestmark. Under Section 780 of Chapter 7A of the MBCA generally prohibits Crestmark from engaging in any business combination with (i) a Crestmark stockholder that owns 10% or more of the voting power of Crestmark common stock (a “Crestmark 10% shareholder”) or (ii) an affiliate of Crestmark that, at any time within the 2-year period immediately before the date of such business combination, was a Crestmark 10% shareholder (a “Crestmark affiliate

	Stock—Voting Rights and Restrictions on Certain Business Combinations and Transactions Involving Meta Equity.”	shareholder”), unless such business combination is approved by (a) 90% of the votes of each class of Crestmark stock entitled to vote and (b) two-thirds of the votes of each class of Crestmark stock entitled to be cast by the shareholders other than the Crestmark 10% shareholder or the Crestmark affiliate shareholder, as applicable.

Indemnification of Directors and Officers	Meta. Meta’s certificate of incorporation provides that Meta will indemnify any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or an officer of Meta or by reason of the fact that such person is or was serving at the request of Meta as a director or an officer of a subsidiary, partnership, joint venture, trust or other enterprise against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, and amounts paid in settlement) reasonably incurred by such person in connection with such action, suit, or proceeding, in each case, to the fullest extent provided under the DGCL.

Crestmark. Crestmark’s articles of incorporation and Crestmark’s by-laws provide that Crestmark will indemnify any person who was or is a party to, or who is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director of Crestmark or by reason of the fact that such person is or was serving at the request of Crestmark as a director of another corporation or other entity against all expenses (including attorneys’ fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred by such person in connection with such action, suit, or proceeding, in each case, to the fullest extent provided under the MBCA.

Crestmark’s by-laws provide that Crestmark will indemnify any person who was or is a party to, or who is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of Crestmark, by reason of the fact that such person is or was an officer, employee or agent of Crestmark or by reason of the fact that such person is or was serving at the request of Crestmark as an officer, partner, trustee, employee or agent of another corporation or other entity against all expenses (including attorneys’ fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred by such person in connection with such action, suit, or proceeding, in each case, if the person acted in good faith in a manner that such person believed to be in or not opposed to the best interests of Crestmark or its shareholders and, with respect to a criminal action or proceeding, if such person had no reasonable cause to believe such person’s conduct was unlawful.

Amendments to Certificate of Incorporation and By-Laws	Meta. Under the DGCL, a certificate of incorporation may be amended if: (i) the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders (except that unless required by the certificate of incorporation, no meeting or vote is required to adopt an amendment for certain specified changes); and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares, and a class of stockholders has the right to vote separately as a class on an amendment to the corporation’s certificate of incorporation, even if the certificate of incorporation does not provide such a right, if the amendment would: (i) increase or decrease the aggregate number of authorized shares of such class (unless the certificate of incorporation adopted prior to the issuance of any shares of such class of stock, or as amended with

Crestmark. Under the MBCA, an amendment to Crestmark’s articles of incorporation must be proposed by the board of directors and approved by (unless the articles of incorporation provide for a higher voting requirement) the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment and, if any class or series of shares is entitled to vote as a class, the approval of a majority of the outstanding shares of that class or series.

Under the MBCA, Crestmark’s by-laws may be altered, amended or repealed by the affirmative vote of shareholders holding a majority of the votes cast by shareholders at a meeting at which the normal quorum requirements are met.

Crestmark’s articles of incorporation provide that amendment of certain provisions of Crestmark’s articles of incorporation (including the provisions concerning the board of directors, shareholder action and amendment) require the approval of Crestmark shareholders holding at least 80% of the shares of the affirmative vote of the holders of a majority of such class, permits such increase or decrease by only an affirmative vote of the holders of a majority of stock entitled to vote, as permitted under the Meta certificate of incorporation, as further described below); (ii) increase or decrease the par value of the shares of the class; or (iii) change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If the powers, preferences or special rights of one or more series of a class but not the entire class are affected, only the shares of such series that would be affected will be considered a class for the purposes of such voting.

Under the DGCL, the stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the directors, but such conferral does not divest the stockholders of their power to adopt, amend or repeal the bylaws Meta’s certificate of incorporation provides that Meta’s certificate of incorporation and Meta’s by-laws may be amended only upon the affirmative vote of a majority of all of the directors or upon the affirmative vote of the holders of at least 75% of the outstanding shares of Meta voting common stock.

Crestmark common stock and any other securities entitled to vote generally in the election of directors. Crestmark’s by-laws may be amended upon the approval of at least a majority of the entire board of directors and (i) with respect to certain provisions of Crestmark’s by-laws (including the provisions concerning special meetings of shareholders, the general powers of the board of directors, the number, qualifications and term of office of directors, removal of directors and vacancies on the board of directors), the approval of Crestmark shareholders holding at least 80% of the shares of Crestmark common stock and any other securities entitled to vote generally in the election of directors and (ii) otherwise, the approval of a majority of votes cast by holders present in person or by proxy at a meeting with respect to such amendment.

SECURITY OWNERSHIP OF CERTAIN CRESTMARK BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of Crestmark’s common stock, as of April 19, 2018, by (i) each of Crestmark’s directors and executive officers, (ii) all of Crestmark’s directors and executive officers, as a group, and (iii) each person known to Crestmark to beneficially own more than 5% of the outstanding shares of Crestmark common stock as of April 19, 2018. The address for each person listed below is c/o Crestmark Bancorp, Inc., 5480 Corporate Drive, Suite 350, Troy, Michigan 48098.

Name of Beneficial Owner	Amount Beneficially Owned(1)		Percent of Stock Beneficially Owned(10)
Directors and Executive Officers
William P. Baer••	114,500	(2)	9.18%
Thomas W. Cross••	13,596	(3)	1.09%
Raymond T. Deegan••	21,000	(4)	1.68%
Charles N. McQueen••	2,200		*
Patricia E. Mooradian••	2,500		*
Albert R. Pender••	70,500		5.65%
W. David Tull (Chairman and CEO)••	159,302	(5)	12.74%
Michael K. Goik (President and COO)	21,245	(6)	1.68%
Mark Matheson (EVP and CCO)	11,626	(7)	*
Jack Talkington (EVP and CFO)	9.296	(8)	*
All directors and executive officers as a group (10 persons)	425,765		33.1%
Five Percent Shareholders
ESOP	90,933		7.29%
Martin F. Blake	76,000	(9)	6.09%

••	Current Member of Crestmark’s board of directors
*	Less than 1%
(1)	The number of shares beneficially owned includes any shares over which the person has sole or shared voting power or investment power and also any shares that the person can acquire within 60 days of April 19, 2018 through the exercise of any stock options or other rights. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) over the shares set forth in the table. For each person, the number of shares that is included in the table includes the option shares listed below:

Name	Shares
Mr. Cross	4,500
Mr. Deegan	4,500
Mr. Tull	2,500
Mr. Goik	13,500
Mr. Matheson	10,000
Mr. Talkington	7,500

(2)	Includes 3,000 shares as to which Mr. Baer shares voting or investment power by reason of joint ownership, trust, or other contract or property right.
(3)	Includes 2,196 shares as to which Mr. Cross shares voting or investment power by reason of joint ownership, trust, or other contract or property right.
(4)	Includes 16,500 shares as to which Mr. Deegan shares voting or investment power by reason of joint ownership, trust, or other contract or property right.

(5)	Includes (i) 8,000 shares that Mr. Tull holds in an IRA; (ii) 25,000 shares owned of record by Mr. Tull’s spouse; (ii) 21,300 beneficially owned as co-trustee of the Helen P. Tull Trust u/a/d 10/31/69; and (iii) 1,796 shares allocated to Mr. Tull’s account in Crestmark’s ESOP.
(6)	Includes 1,745 shares allocated to Mr. Goik’s account in Crestmark’s ESOP.
(7)	Includes 1,626 shares allocated to Mr. Matheson’s account in Crestmark’s ESOP.
(8)	Includes 1,796 shares allocated to Mr. Talkington’s account in Crestmark’s ESOP.
(9)	Includes (i) 32,000 shares Mr. Blake holds in an IRA and (ii) 1,796 shares allocated to Mr. Blake’s account in Crestmark’s ESOP.
(10)	The percentages shown are based on the 1,247,747 shares of Crestmark common stock outstanding as of April 19, 2018, plus the number of shares that the named person or group, as applicable, has the right to acquire within 60 days of April 19, 2018. For purposes of computing the percentages of outstanding shares of common stock held by each person, any shares that the person has the right to acquire within 60 days after April 19, 2018 are deemed to be outstanding with respect to such person but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person.

MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER

In addition to the other information contained in this joint proxy statement/prospectus, you should read and consider the disclosure and biographical information contained under the captions “Stock Ownership,” “Proposal 1: Election of Directors,” “Executive Officers,” “Executive Compensation and “Related Person Transactions” in the definitive proxy statement filed by Meta with the SEC on December 4, 2017, portions of which are incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information contained in, and the other documents incorporated by reference in, this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 145.

Directors

In connection with the completion of the merger, Meta’s board of directors will consist of nine directors, including seven directors from Meta’s current board of directors and the following new directors:

MICHAEL R. KRAMER Age: 75

Michael R. Kramer has been a member at the law firm Dickinson Wright, PLLC, legal counsel to Crestmark, since 2004. Prior to that, Mr. Kramer was a senior partner at Miro Weiner & Kramer from 1995 to 2004. He has been a lawyer since 1968, concentrating on corporate, real estate and banking and financial services matters. Mr. Kramer received a B.A. in Business from Miami University and a J.D. from Wayne State University Law School. Mr. Kramer previously served as Chairman of the Board of Trustees for Oakland University in Rochester, Michigan.

Skills and Experience

Meta’s board of directors believes that the experience, qualifications, attributes and skills that Mr. Kramer has developed providing legal representation to financial institutions will enable him to provide Meta’s board of directors with extensive expertise regarding the regulation, operations and management of Meta Financial Group, Inc.

W. DAVID TULL Age: 69

W. David Tull founded Crestmark in 1996 and has served as Crestmark’s Chairman and Chief Executive Officer since Crestmark’s inception. Prior to founding Crestmark, Mr. Tull held positions as Executive Vice President and Treasurer of Michigan National Corporation, a $12 billion bank holding company. Mr. Tull received a bachelor’s degree in business administration from the University of Michigan and a banking certificate from the University of Wisconsin Graduate School of Banking. Mr. Tull has served on a variety of civic and corporate boards of directors including the American Factoring Association, the International Factoring Association, The Crown Group, Michigan National Bank, Independence One Mutual Funds, Marquette Venture Capital Advisory Board, Detroit Historical Society and The Music Hall Center for Performing Arts. Mr. Tull currently serves on the Board of Trustees for Oakland University in Rochester, Michigan.

Skills and Experience

Meta’s board of directors believes that the experience, qualifications, attributes and skills that Mr. Tull has developed through his founding of, and leadership role within, Crestmark will enable him to provide Meta’s board of directors extensive management expertise and industry knowledge regarding Crestmark’s business.

Director Compensation

Each of Messrs. Kramer and Tull will be entitled to compensation consistent with Meta’s current compensation practices for non-employee directors.

Executive Officers

MICHAEL K. GOIK Age: 48	Michael K. Goik has served as Crestmark Bank’s President and Chief Operating Officer since April 2012. Prior to that, beginning in January 2003, Mr. Goik fulfilled various roles at Crestmark (including underwriter, credit officer, manager of the new business group, and new product development manager) before being promoted to Director of Finance and Accounting for Crestmark in 2008. Before joining Crestmark, Mr. Goik worked for GE Capital and various other companies involved in the commercial finance products and services industry. Mr. Goik graduated with honors from Ferris State University with a bachelor’s degree in accounting and finance.

Executive Compensation; Arrangements with Meta

In connection with the execution of the merger agreement, Meta and Mr. Goik entered into an employment agreement (the “employment agreement”), pursuant to which Mr. Goik will serve as Executive Vice President of MetaBank and President of the Meta Commercial Finance Division, in each case, effective as of the closing date of the merger. The employment agreement provides for the termination of the Goik change in control agreement and the Goik transaction bonus agreement with Crestmark following the merger. In recognition of the termination of each of the Goik change in control agreement and the Goik transaction bonus agreement with Crestmark as well as Mr. Goik’s entry into the employment agreement, which contains restrictive covenants, and as a retention incentive, the new employment agreement with Meta provides for a cash payment to Mr. Goik by Meta of $2.20 million following the merger and a restricted stock award by Meta having a total value not to exceed $3.80 million as of the closing date of the merger and which is subject to vesting. See “PROPOSAL NO. 1 THE MERGER AGREEMENT AND THE MERGER—Interests of Certain Persons in the Merger” beginning on page 70.

META STOCKHOLDER PROPOSALS

Meta held its 2017 annual meeting of stockholders on January 22, 2018. Under Rule 14a-8 under the Exchange Act, stockholder proposals to be presented at Meta’s 2018 Annual Meeting of Stockholders must be received by Meta’s corporate secretary no later than August 6, 2018, to be eligible for inclusion in Meta’s proxy statement and form of proxy related to the 2018 Annual Meeting. Any such proposal will be subject to the requirements of the proxy rules adopted under the Exchange Act, and as with any stockholder proposal (regardless of whether such proposal is included in Meta’s proxy materials), Meta’s certificate of incorporation, Meta’s by-laws and Delaware law.

To be considered for presentation at Meta’s 2018 Annual Meeting of Stockholders, but not for inclusion in Meta’s proxy statement and form of proxy for that meeting, proposals must be received by Meta by the Deadline. As reflected in Meta’s by-laws, the “Deadline” means the date that is 60 days prior to the anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 50 days from such anniversary date, to be timely, notice by the stockholder must be so delivered not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of such meeting is first made. Accordingly, the Deadline for proposals with respect to Meta’s 2018 Annual Meeting of Stockholders is November 23, 2018.

Pursuant to Meta’s by-laws, Meta stockholders may nominate a person or persons for election to the Meta board of directors at a meeting of stockholders at which directors are to be elected by delivering timely notice in writing to its Secretary. To be timely, a stockholder’s notice must be delivered or mailed to and received at Meta’s principal executive offices not less than 30 days prior to the date of the meeting; provided, however, that in the event that less than 40 days’ notice or prior disclosure of the date of the meeting is given or made to stockholders, to be timely, notice by the stockholder must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

CRESTMARK SHAREHOLDER PROPOSALS

Crestmark held its annual meeting of shareholders on May 17, 2017. If the merger is completed, Crestmark shareholders will become stockholders of Meta, and there will be no future annual meetings of Crestmark shareholders.

LEGAL MATTERS

The validity of the shares of Meta common stock to be issued in connection with the merger have been passed upon for Meta by Katten Muchin Rosenman LLP. Certain U.S. federal income tax consequences of the merger have been passed upon for Meta by Katten Muchin Rosenman LLP and for Crestmark by Dickinson Wright PLLC.

EXPERTS

The consolidated financial statements of Meta Financial Group, Inc. as of September 30, 2017 and 2016, and for each of the years in the three-year period ended September 30, 2017, and Meta management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2017, which are included in Meta’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Crestmark Bancorp, Inc. as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017 have been audited by Crowe Horwath LLP, independent auditor, as stated in its report thereon and included in the registration statement of which this joint proxy statement/prospectus is a part in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither Meta’s nor Crestmark’s board of directors knows of any matter that will be presented for consideration at their respective special meetings other than as described in this joint proxy statement/prospectus. If any other matters properly come before the Meta special meeting or the Crestmark special meeting, or any adjournments or postponements thereof, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals that they name as proxies to vote the shares represented by those proxies as to any of these matters. The individuals named as proxies intend to vote in accordance with their judgment.

WHERE YOU CAN FIND MORE INFORMATION

Meta has filed a registration statement with the SEC under the Securities Act that registers the offer and sale to Crestmark shareholders of the shares of Meta common stock to be issued in the merger.

The registration statement, of which this joint proxy statement/prospectus is a part, including the attached exhibits and schedules, contains additional relevant information about Meta and its common stock, Crestmark and the combined company.

Meta files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents filed by Meta with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Meta also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov. You may also obtain free copies of the documents Meta has filed with the SEC from Meta’s internet website at http://www.metafinancialgroup.com. These filings will be available as soon as reasonably practicable after Meta electronically files such material with, or furnishes it to, the SEC. The information found on, or that may be accessed through, Meta’s website is not incorporated by reference in this joint proxy statement/prospectus and should not be considered a part of this joint proxy statement/prospectus.

The SEC allows Meta to “incorporate by reference” information into this joint proxy statement/prospectus, which means that Meta can disclose important information to you about Meta and its financial condition by referring you to another document filed separately with the SEC. The information that Meta incorporates by reference is deemed to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Meta has previously filed with the SEC (other than the portions of those documents not deemed to be filed):

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2017;

•	Definitive Proxy Statement on Schedule 14A for Meta’s 2017 Annual Meeting of Stockholders filed on December 4, 2017 (excluding those portions that were not incorporated by reference into Meta’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017), as supplemented by the supplement to definitive proxy statement filed on January 10, 2018;

•	Quarterly Report on Form 10-Q filed for the quarter ended December 31, 2017;

•	Current Reports on Form 8-K filed on January 2, 2018, January 9, 2018, January 24, 2018 and February 27, 2018; and

•	The description of Meta common stock set forth in Meta’s registration statement on Form 8-A filed on July 29, 1993, pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating any such description.

Meta incorporates by reference additional documents that it may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of the documents that are specifically furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K and exhibits furnished on such form that relate to such items, unless otherwise indicated therein) between the date of this joint proxy statement/prospectus and the date of the applicable special meeting. Those documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Meta has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Meta. Crestmark has supplied all information contained in this joint proxy statement/prospectus relating to Crestmark.

You can obtain any of the documents incorporated by reference in this joint proxy statement/prospectus through Meta or from the SEC through the SEC’s Internet website at http://www.sec.gov. Documents incorporated by reference are available from Meta without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone as specified below:

Meta Financial Group, Inc.

Attention: Corporate Secretary

5501 South Broadband Lane

Sioux Falls, South Dakota 57108

(605) 782-1767

You will not be charged for any of these documents that you request. If you request any incorporated documents, Meta will mail them to you by first-class mail, or another equally prompt means, within one business day after it receives your request.

We have not authorized anyone to give any information or make any representation about the merger agreement or the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that Meta has incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

INDEX TO FINANCIAL STATEMENTS

Crestmark Bancorp, Inc.

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Stockholders

Crestmark Bancorp, Inc.

Troy, Michigan

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Crestmark Bancorp, Inc., which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crestmark Bancorp, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Grand Rapids, Michigan

March 19, 2018

CRESTMARK BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2017 and 2016

	2017	2016
ASSETS
Cash and cash equivalents	$84,759,307	$45,676,737
Securities available for sale	27,963,807	20,346,605
Loans, leases and receivables	892,572,738	686,953,787
Less: allowance for credit losses	10,376,785	10,219,915

Net loans, leases and receivables	882,195,953	676,733,872
Loans held for sale	42,059,790	15,107,550
Equipment on operating leases, net	92,129,971	86,614,096
Lease equipment inventory	20,251,188	9,017,060
Acquired lease residuals	2,897,528	14,452,898
Premises, leasehold improvements and equipment, net	18,608,624	996,258
Accrued interest receivable	2,557,013	2,001,888
Goodwill	10,619,200	9,619,200
Other assets	29,378,287	27,655,226

Total assets	$1,213,420,668	$908,221,390

LIABILITIES AND EQUITY
Liabilities
Interest-bearing deposits	1,018,829,478	719,202,249
Accrued interest payable	2,311,314	1,140,330
Federal funds purchased	—	30,000,000
Subordinated debt	3,601,000	3,601,000
Non-recourse notes payable	30,765,489	30,477,360
Other borrowings	12,000,000	—
Other liabilities	31,984,694	31,792,705

Total liabilities	1,099,491,975	816,213,644
Equity
Preferred stock - $1,000 par (liquidation preference $8,250,000) 0 shares outstanding at December 31, 2017 and 8,250 shares authorized and outstanding at December 31, 2016	—	8,250,000
Common stock, no par value; 4,000,000 shares authorized; 1,245,247 issued and outstanding at December 31, 2017 and 1,226,247 issued and outstanding at December 31, 2016	26,871,126	25,472,476
Retained earnings	84,806,874	55,848,329
Accumulated other comprehensive loss	(1,063,104)	(1,416,641)

Total equity attributable to parent	110,614,896	88,154,164
Noncontrolling interests	3,313,797	3,853,582

Total equity	113,928,693	92,007,746

Total liabilities and equity	$1,213,420,668	$908,221,390

CRESTMARK BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Interest income
Loans, including fees	$38,994,776	$31,275,904	$28,621,231
Factoring, including fees	43,020,529	34,949,449	34,282,831
Leases, including fees	12,282,114	7,216,140	6,222,589
Securities available for sale	442,961	361,759	385,532
Other	428,283	118,432	48,169

	95,168,663	73,921,684	69,560,352
Interest expense
Deposits	11,017,728	6,827,459	5,081,663
Borrowings and other	1,482,039	1,124,821	932,579

	12,499,767	7,952,280	6,014,242

Net interest income	82,668,896	65,969,404	63,546,110
Provision for credit losses	7,250,000	4,355,000	46,832

Net interest income after provision for credit losses	75,418,896	61,614,404	63,499,278
Noninterest income
Net servicing fees	2,423,316	2,473,082	2,551,975
Gain on sale of government guaranteed loans	4,647,176	4,946,898	3,017,236
Gain on sale of securities available for sale	—	—	253,624
Gain on extinguishment of debt	—	200,000	—
Net (loss)gain on sales of leases and off lease equipment	(133,222)	882,119	1,302,142
Rental income from equipment on operating leases	45,924,652	34,389,166	17,792,372
Loan customer service fees	3,434,395	3,089,690	2,932,613
Other	2,255,312	729,904	262,022

	58,551,629	46,710,859	28,111,984
Noninterest expense
Salaries and employee benefits	45,191,292	40,244,891	38,985,816
Occupancy and equipment	3,608,693	3,162,065	3,173,666
Depreciation on equipment on operating leases	37,186,634	29,321,991	16,360,038
Professional fees	1,998,633	2,018,440	2,112,556
Advertising and marketing	928,297	800,015	812,899
Software maintenance	1,528,368	1,199,359	901,145
Servicing fee paid to minority partner	3,814,159	1,769,757	517,589
General and administrative	9,308,183	7,463,708	6,812,845

	103,564,259	85,980,226	69,676,554

Income before income tax expense	30,406,266	22,345,037	21,934,708
Income tax expense (benefit)	(2,030,399)	2,558,359	5,430,777

Net income	32,436,665	19,786,678	16,503,931
Net income attributable to noncontrolling interests	3,325,495	4,241,849	4,021,554

Net income attributable to parent	$29,111,170	$15,544,829	$12,482,377

Earnings per share:
Basic	$23.54	$12.25	$10.61
Diluted	$22.52	$11.70	$9.75

See notes to consolidated financial statements

CRESTMARK BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Net income	$32,436,665	$19,786,678	$16,503,931
Other comprehensive income (loss):
Unrealized gains/losses on securities available for sale:
Unrealized holding (loss) gain arising during the period	(139,757)	(190,173)	278,303
Reclassification adjustment for gains included in net income (presented in gain on sale of securities available for sale)	—	—	(253,624)
Income tax expense (includes income tax expense of $0, $0 and $86,232 due to reclassifications)	51,732	66,561	(8,391)

	(88,025)	(123,612)	16,288
Unrealized gains/losses on currency translation:
Unrealized holding gain (loss) arising during the period	606,886	325,906	(4,010,849)
Reclassification adjustment for losses included in net income (presented in net gains on sales of leases and off lease equipment)	72,440	336,851	—
Income tax (expense) benefit (includes income tax benefit of $25,354, $117,898 and $0 due to reclassifications	(237,764)	(231,965)	1,403,797

	441,562	430,792	(2,607,052)

Total other comprehensive income (loss)	353,537	307,180	(2,590,764)

Total comprehensive income	32,790,202	20,093,858	13,913,167

Comprehensive income attributable to noncontrolling interests	3,325,495	4,241,849	4,021,554

Comprehensive income attributable to parent	$29,464,707	$15,852,009	$9,891,613

See notes to consolidated financial statements

CRESTMARK BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended December 31, 2017, 2016 and 2015

	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
Balance - January 1, 2015	$8,250,000	$17,194,602	$45,763,405	$866,943	$2,798,898	$74,873,848
Net income	—	—	12,482,377	—	4,021,554	16,503,931
Other comprehensive loss	—	—	—	(2,590,764)		(2,590,764)
Dividends paid ($4.25/share)	—	—	(4,972,275)	—		(4,972,275)
Preferred stock dividends paid	—	—	(83,646)	—		(83,646)
Distributions made, net of capital contributions	—	—	—	—	(3,098,646)	(3,098,646)
Transfer	—	6,700,000	(6,700,000)	—		—
Exercise of stock options, including tax benefit (1,750 shares)	—	55,324	—	—		55,324
Stock based compensation expense	—	300,000	—	—		300,000

Balance - December 31, 2015	8,250,000	24,249,926	46,489,861	(1,723,821)	3,721,806	80,987,772
Net income	—	—	15,544,829	—	4,241,849	19,786,678
Other comprehensive income	—	—	—	307,180	—	307,180
Dividends paid ($4.50/share)	—	—	(5,518,111)	—	—	(5,518,111)
Preferred stock dividends paid	—	—	(668,250)	—	—	(668,250)
Distributions made, net of capital contributions	—	—	—	—	(4,110,073)	(4,110,073)
Exercise of stock options (56,300 shares)	—	922,550	—	—	—	922,550
Stock based compensation expense	—	300,000	—	—	—	300,000

Balance - December 31, 2016	8,250,000	25,472,476	55,848,329	(1,416,641)	3,853,582	92,007,746
Net income	—	—	29,111,170	—	3,325,495	32,436,665
Other comprehensive income	—	—	—	353,537	—	353,537
Preferred stock redemption	(8,250,000)	—	—	—	—	(8,250,000)
Preferred stock dividends paid	—	—	(152,625)	—	—	(152,625)
Distributions made, net of capital contributions	—	—	—	—	(3,865,280)	(3,865,280)
Exercise of stock options, (19,000 shares)	—	1,098,650	—	—	—	1,098,650
Stock based compensation expense	—	300,000	—	—	—	300,000

Balance - December 31, 2017	$—	$26,871,126	$84,806,874	$(1,063,104)	$3,313,797	$113,928,693

See notes to consolidated financial statements

CRESTMARK BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Cash flows from operating activities
Net income	32,436,665	$19,786,678	16,503,931
Adjustments to reconcile net income to net cash operating activities:
Provision for credit losses	7,250,000	4,355,000	46,832
Depreciation and amortization	38,213,504	29,756,803	17,122,070
Gain on sale of securities available for sale	—	—	(253,624)
Write-down of acquired lease residuals	—	600,000	—
Gain on extinguishment of debt	—	(200,000)	—
Net loss (gain) on sales of leases and off lease equipment	133,222	(882,119)	(1,302,142)
Gain on sale of government guaranteed loans	(4,647,176)	(4,946,898)	(3,017,236)
Net amortization (accretion) on securities available for sale	(34,035)	(4,515)	12,867
Stock based compensation expense	300,000	300,000	300,000
Originations of government guaranteed loans for sale	(83,042,706)	(55,175,861)	(25,670,044)
Proceeds from sale of government guaranteed loans	60,737,642	60,122,759	28,687,280
Net change:
Accrued interest receivable and other assets	(1,041,834)	4,345,873	(9,761,048)
Accrued interest payable and other liabilities	1,148,794	7,150,608	16,090,499

Net cash from operating activities	51,454,076	65,208,328	38,759,385
Cash flows for investing activities
Purchase of securities available for sale	(9,803,000)	(7,814,508)	(7,000,800)
Maturities, calls, and pay downs of securities available for sale	2,080,076	10,777,991	4,064,852
Proceeds from sale of securities available for sale	—	—	503,624
Net change in loans, leases and receivables	(70,333,057)	(54,741,402)	(13,306,023)
Purchases of premises, leasehold improvements and equipment	(17,381,052)	(124,551)	(758,631)
Proceeds from settlement of acquired lease residuals	1,144,537	4,049,636	4,031,122
Purchase of lease equipment inventory	(224,082,646)	(137,026,088)	(131,148,730)
Proceeds from sales of lease equipment inventory	12,980,495	8,744,982	5,131,787
Proceeds from sales of leases	22,332,079	18,483,680	41,766,594
Net cash used in acquisitions	(1,981,394)	—	—

Net cash for investing activities	(285,043,962)	(157,650,260)	(96,716,205)
Cash flows from financing activities
Net change in interest-bearing deposits	299,627,230	71,681,473	50,957,537
Net change in federal funds purchased	(30,000,000)	30,000,000	—
Proceeds from non-recourse notes payable	18,911,023	21,851,453	22,742,742
Repayments of non-recourse notes payable	(16,694,118)	(14,717,516)	(9,785,983)
Proceeds from notes payable	12,000,000	—	—
Proceeds from exercise of stock options, including tax benefit in 2015	1,098,650	922,550	55,324
Distributions paid to noncontrolling interests	(3,865,280)	(4,110,073)	(3,098,646)
Dividends paid on common stock	—	(5,518,111)	(4,972,275)
Redemption of subordinated debt	—	(300,000)	—
Redemption of preferred stock	(8,250,000)	—	—
Dividends paid on preferred stock	(152,625)	(668,250)	(83,646)

Net cash from financing activities	272,674,880	99,141,526	55,815,053
Effect of exchange rate changes on Canadian cash	(2,424)	59,085	(269,251)

Net change in cash and cash equivalents	39,082,570	6,758,679	(2,411,018)
Cash and cash equivalents at beginning of year	45,676,737	38,918,058	41,329,076

Cash and cash equivalents at end of year	$84,759,307	$45,676,737	$38,918,058

Supplemental cash flow information:
Cash paid for interest	$11,328,783	$7,337,366	5,814,045
Cash paid for income taxes, net of refunds	4,970,336	(8,463,571)	486,149
Transfer from acquired lease residuals to equipment on operating leases, net	3,659,443	18,840,887	5,062,881
Transfer from lease equipment inventory to loans, leases, and receivables	164,186,414	90,410,114	82,160,546
Transfers from lease equipment inventory to equipment on operating leases, net	23,667,492	39,698,562	42,819,301
Transfers from acquired lease residuals to loans, leases and receivables	—	1,884,887	8,325,190
Transfers of loans, leases, and receivables to lease equipment inventory	7,689,470	3,465,841	4,645,951
Net transfers from loans, leases, and receivables to repossessed assets	2,086,553	3,854,931	—
Assumption of non-recourse notes payable	1,928,777	939,180	—

See notes to consolidated financial statements.

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Crestmark Bancorp, Inc. (CBI) and its majority owned subsidiaries, together referred to as “the Corporation” after the elimination of intercompany transactions and balances. Crestmark Bank (the “Bank”), a wholly owned subsidiary of CBI, owns 100% of Crestmark Financial Corporation (CFC), Crestmark Partner Services, Inc., Crestmark Commercial Capital Lending, LLC, Crestmark TPG, LLC, Crestmark Westgate, LLC, Crestmark Equipment Finance, Inc.(CEF), and 80% of CM HELP, LLC, Capital Equipment Solutions, LLC, CM TFS, LLC, CM Sterling, CM Southgate and CM Southgate II.

The Corporation provides working capital solutions through the Bank, which is headquartered in Troy, Michigan, with regional offices in Boynton Beach, Florida; Franklin, Tennessee; Baton Rouge, Louisiana; New York City, New York; Los Angeles, California; and Canada. The Bank also has sales production offices in various locations outside its regional offices. The Bank is a cashless bank and primarily derives its funding from certificates of deposit. Its primary lending products are commercial asset based loans, leases, and accounts receivable purchasing (factoring) both discount and traditional.

In 2004, the Bank entered into a venture with H.E.L.P. Financial Corporation (HELP), a Michigan hospital debt financing institution, to form CM HELP, LLC. The Bank holds an 80% majority interest in the entity and HELP owns 20%. The purpose of the transaction was to increase both investors’ hospital financing portfolios. As part of the arrangement, HELP collects the payments on the loans and remits the Bank’s portion via a correspondent bank lockbox. HELP and the Bank share equally in the profits from the venture. In 2011, the Bank entered into a venture, Capital Equipment Solutions, LLC, which originates equipment term loans. The Bank owns an 80% interest in the entity and shares profit or loss equally with its venture partners. In 2012, the Bank entered into three ventures, CM TFS, LLC, which originates high-tech equipment leases, CM Sterling which originates smaller-dollar factoring relationships, and CM Southgate which originates leases on automobiles, tractors, and tractor trailers. The Bank owns an 80% interest in each venture and shares profit or loss with its venture partners equally. In 2014, the Bank entered into a venture, CM Southgate II, which originates leases on automobiles, tractors, and tractor trailers. The Bank owns an 80% interest in the venture and shares profit or loss with its partners equally. During 2017, CM Southgate was liquidated and any remaining assets were merged into CM Southgate II, ownership and shares of profit or loss remains unchanged.

Use of Estimates: To prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided, and actual results could differ.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loans, leases and receivables, leasehold improvements and equipment transactions, interest-bearing deposit transactions and federal funds purchased.

Subsequent Events: The Corporation has evaluated subsequent events for recognition and disclosure through March 19, 2018 which is the date the consolidated financial statements were available to be issued.

Securities Available for Sale: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of income tax expense. Purchase premiums and discounts are recognized in interest income using the level-yield method without anticipating prepayments. Realized gains or losses on the sale of securities available for sale are recorded in noninterest income on the trade date and are determined using the specific identification method.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities available for sale in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment in the consolidated statements of income. For securities available for sale that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the consolidated statements of income and 2) OTTI related to other factors, which is recognized in other comprehensive income (loss). The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. In 2017, 2016 and 2015, there were no other-than-temporary impairment recorded.

Loans Originated for Sale: The Corporation originates commercial loans under government programs overseen by the United States Small Business Administration (SBA) and United States Department of Agriculture (USDA) and sells the guaranteed portion in the secondary market. Gains or losses on sales are recorded in gain on sale of government guaranteed loans in the consolidated statements of income. Loans originated and held for sale are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments to investors. As of December 31, 2017 and 2016, the Bank serviced $96,034,171 and $71,985,756, respectively in outstanding principal balance of loans for others. The value of originated servicing rights at year-end 2017 and 2016 was immaterial to the Corporation.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan, lease and receivables fees and costs and an allowance for credit losses. Interest income is reported on the interest method and includes amortization of net deferred loan, lease and receivables fees and costs over the loan term using the level-yield method without anticipating prepayments.

Accounts Receivable Factoring: The Corporation withholds a contingency reserve which is the difference between the fair value of the invoice amount and the amount advanced. A contingency reserve is withheld for nonpayment of factored receivables, service fees and other adjustments. Interest income on factored receivables is recognized according to the terms set forth in each factoring agreement. Typically, factoring service fee revenue is recognized into income over specified time periods, until the receivable is paid. Revenue is calculated on the gross receivable.

When the factored receivable is collected, the Corporation remits to its client the contingency reserve that was withheld at the date of purchase, less recognized service fees and other adjustments. Shortfalls that cannot be recouped from the client are charged to the allowance for credit losses. The Corporation may elect to alter the foregoing fee structure if the specific conditions warrant such action.

Leases: The Corporation accounts for each lease by either the direct financing, sales-type, or operating method (hereinafter referred to as “accounting methods”). Revenue, cost, and resulting profit are recognized during all of the periods within the lease term. The allocation of profit among the periods within a lease term will vary depending on which accounting method is applied.

For all types of leases, the determination of profit considers the estimated fair market value of the equipment at lease termination, commonly referred to as “residual” value. Residual values are estimated at the inception of the

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

lease. If subsequent to the date a lease is entered into, the Corporation determines that the residual will be less than the amounts originally estimated, a provision for write-downs of residuals will be recorded in the consolidated financial statements. There were no residual write downs in 2017, 2016 or 2015. To the extent the actual residual at termination of the lease is different from its carrying amount, a gain or loss will be recorded on the subsequent settlement of the residual asset.

Direct Financing and Sales-Type Leases: These leases transfer substantially all of the benefits and risks of equipment ownership to the lessee. Profit recognition under these two accounting methods is similar, except that the sales-type method recognizes dealer profit at inception.

Under the sales-type method, dealer profit is recognized at lease inception by recording revenue and costs. Revenue consists of the present value of the minimum lease payments. Cost consists of the equipment’s carrying value plus initial direct costs, less the present value of its estimated residual value. Present value is determined using the interest rate implicit in the lease.

Direct financing and sales-type leases are carried at the present value of the future minimum lease payments, including guaranteed residual values, plus the present value of the estimated unguaranteed residual value of the equipment at the end of the lease term. Unearned income represents the difference between the gross future minimum lease payments receivable plus estimated residual values and the carrying value of direct financing and sales-type leases. In each period, unearned income is amortized and financing income is recognized as a constant percentage return based on the lease’s carrying value.

Equipment on Operating Leases: Operating lease revenue consists of periodic payments on equipment rentals. The cost of equipment is recorded as leased assets and is depreciated on a straight-line method over the lease term to the Corporation’s estimate of the fair market value of the equipment at lease termination. Operating lease revenue and depreciation expense are recorded on a straight-line method.

Lease Equipment Sales: Off-lease sales represents revenue from the sale of equipment previously on lease. Off-lease sales consist of both sales in place to the existing lessee and sales to third parties for equipment returned off lease. Sale of equipment off lease is recorded when title is transferred. Sale of equipment acquired for sale is recorded when shipped to the customer. Revenue and costs associated with the sale of lease equipment is included in noninterest income and noninterest expense on the consolidated statements of income.

Acquired Lease Residuals: The Corporation acquired a portfolio of lease residual assets in 2014. The balance at the acquisition was $59,025,615 which was the estimated fair value of the leased assets at the termination of existing direct financing and sales-type or operating leases. Fair value was based on estimated post-lease cash flows including post-lease rents, re-lease agreements and proceeds from the sale of the leased assets discounted to estimate fair value. Management evaluates acquired lease residuals for impairment with any impairment recorded as a charge to income in the consolidated statements of income. During 2016, a $600,000 impairment charge was recorded. There was no impairment charge recorded in 2017 or 2015.

Income Recognition: Recognition of income on loans, leases and receivables is generally discontinued at the time the contract is 90 days delinquent unless the loan, lease or receivable is well-secured and in process of collection. Past due status is based on the contractual terms of the contract. In all cases, income recognition ceases and loans, leases or receivables are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest accrued but not received for loans, leases, and receivables placed on nonaccrual is reversed against interest income. Interest received on such loans, leases and receivables is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans, leases and receivables are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentrations of Credit Risk: Most of the Corporation’s customers are drawn from throughout the United States. However, customers in 6 states; Texas, Michigan, California, Florida, Illinois, and Ohio comprise 65% of total loans, leases and receivables at year end 2017 with the largest state concentration being 17% in the state of Texas. The Corporation’s customers are diversified with respect to industry but 35% of loans, leases and receivables outstanding at year end 2017 are to customers in the truck transportation, merchant wholesalers and durable goods, administrative support services, and support activities for transportation. Accordingly, the Corporation’s exposure to credit risk is affected by changes in the economy affecting the geographic locations and industries within which its customers operate.

Allowance for Credit Losses: The allowance for credit losses is a valuation allowance for probable incurred credit losses related to loans, leases and receivables, increased by the provision for credit losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, leases and receivables, but the entire allowance is available for any loan, lease or receivable that, in management’s judgment, should be charged-off.

Losses are charged against the allowance when management believes the uncollectibility of a loan, lease or receivable balance is confirmed. The allowance consists of specific and general components. The specific component relates to loans, leases or receivables that are individually classified as impaired. A loan, lease or receivable is impaired when full payment under the terms of the agreement is not expected. If a loan, lease or receivable is impaired, a portion of the allowance is allocated so that the loan, lease or receivable is reported, net, at the present value of estimated future cash flows using the asset’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Large groups of smaller balance homogeneous loans, leases and receivables such as consumer loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures unless classified as a troubled debt restructuring.

Troubled debt restructurings (TDRs) are loans, leases or receivables, the terms of which have been modified and a concession granted to debtors in financial difficulty. TDRs are impaired and are measured for impairment based on the present value of estimated future cash flows using the contract’s effective rate at inception. If a TDR is considered to be collateral dependent, impairment is measured based upon the fair value of the collateral. For TDRs that subsequently default, the Corporation determines the amount of reserve in accordance with the accounting policy for the allowance for credit losses on loans individually identified as impaired.

The general component covers all other loans, leases and receivables and is based on past loss experience adjusted for current factors that impact credit risk including consideration of the following: levels of and trends in delinquencies and impaired loans, leases and receivables; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans, leases and receivables; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

The following portfolio segments have been identified:

Commercial Loans: The Corporation’s commercial loans are primarily asset based lending agreements secured by debtor’s short-term assets such as inventory, accounts receivable and work-in-process. Commercial loans may also be secured by real estate and equipment. Credit risk is managed through standardized loan policies, established and authorized credit limits, attentive portfolio management and the use of lock box agreements and similar arrangements which result in the Corporation receiving and controlling the debtor’s cash receipts.

Consumer Loans: The Corporation’s consumer loan portfolio is primarily comprised of loans to individuals obligated to hospitals for medical services received. These loans are originated through CM HELP, LLC, one of the Corporation’s joint ventures. The majority of these loans are guaranteed by the hospital providing the service to the debtor and this guarantee serves to reduce credit risk as the guarantors agree to repurchase severely delinquent loans. The performance of the loans is affected by general economic conditions and the Corporation’s risk is affected by the financial strength of the guaranteeing entities as well as the individual debtors.

Factoring Receivables: The Corporation’s factoring clients are diversified as to industry and geography. Credit risk is managed by standardized advance policies, established and authorized credit limits, verification of receivables, attentive portfolio management and the use of lock box agreements and similar arrangements which result in the Corporation receiving and controlling the client’s cash receipts. In addition, clients generally guarantee the payment of purchased accounts receivable.

Leases: The Corporation’s lease portfolio is primarily comprised of leases on high-tech equipment, information systems hardware, capital equipment and durable goods, and vehicles such as automobiles and tractors. Starting in 2016, the Corporation through its leasing subsidiary CEF, shifted its emphasis on leases for high-tech equipment to Fortune 1,000 and higher investment grade companies to an emphasis on leases for capital equipment and durable goods to qualified middle market companies. Credit risk is managed through monitoring of the lessee’s business operations as repayment is typically dependent on the cash flow of the lessee.

Lease residuals (or the value of the leased asset after the completion of the lease term) also represent an area of risk although changes in the value of lease residuals are not specifically reserved for in the allowance for credit losses.

Lease Equipment Inventory: Inventory consists of equipment purchased by the Corporation for future transfer to direct financing and sales-type or operating leases which is recorded at cost. In addition, lease equipment inventory includes lease equipment returned to the Corporation after termination of a lease. Equipment returned after lease termination is recorded at the lower of its carrying amount or its estimated fair value at the lease termination date.

Repossessed Assets: Assets acquired through or instead of foreclosure are initially recorded at fair value, less cost to sell, when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded in the consolidated statements of income. Costs after acquisition are expensed in the consolidated statements of income. As of December 31, 2017 the Corporation had approximately $2,087,000    of repossessed assets which is included in other assets on the consolidated balance sheet. There were approximately $3,855,000 of repossessed assets in 2016.

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Corporation, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises, leasehold Improvements and Equipment: Land is carried at cost. Building, leasehold improvements and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the asset useful lives on a straight-line basis, or over the terms of the lease, if shorter, for leasehold improvements.

Goodwill: Goodwill resulting from business combinations represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized, but tested for impairment at least annually. The Corporation performed its impairment evaluation as of September 30, 2017. If the impaired fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. No goodwill impairment was recognized during the years ended December 31, 2017, 2016 or 2015.

Long-Term Assets: Leasehold improvements and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Stock-Based Compensation: Compensation cost is recognized for stock options issued to employees, based on the fair value of these options at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period. For options with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire option.

In 2016, the Corporation adopted ASU 2016-09 which amended existing guidance to simplify the accounting for share-based payment award transactions, including: (a) recording the income tax consequences of share based award transactions in current period tax expense as opposed to capital; (b) classification of awards as either equity or liabilities; (c) classification on the statement of cash flows; and (d) policy election to estimate the number of awards that are expected to vest (current GAAP) or account for forfeitures when they occur. The amendments are effective for annual periods beginning after December 15, 2017, however early adoption is permitted.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Corporation recognizes interest and/or penalties related to income tax matters in income tax expense.

Loan Commitment and Related Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, net of income tax expense and foreign currency translation adjustments, net of income tax (expense) benefit, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the consolidated financial statements.

Canadian Activity: The Corporation engages in cross-border activity by serving clients in Canada, resulting in transactions being originated and settled in Canadian dollars instead of US dollars. At year-end 2017 and 2016, approximately $5,413,000 and $5,417,000 (US) of the Corporation’s loans, leases and factoring receivables were originated in and will be settled with Canadian dollars. In addition, at year-end 2017 and 2016, the Corporation had approximately $1,776,000 and $3,390,000 (US) on deposit in a Canadian financial institution in Canadian dollars. These transactions subject the Corporation to foreign currency risk.

Earnings per Share: Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this computation unless unearned. Diluted earnings per share includes dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuances of the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation. Reclassifications had no effect on prior year net income or equity.

NOTE 2 – ACQUISITION

On May 11, 2017, the Corporation, through Crestmark Equipment Finance, Inc. (“CEF”), completed the acquisition of substantially all of the assets and certain liabilities of Allstate Capital, LLC (“Allstate”) from its members. The assets acquired by CEF in the Allstate acquisition include the Allstate trade name, operating platform, and other assets. Allstate engages in the business of originating transactions which involve the financing or leasing of personal property. All Allstate employees became CEF employees.

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – ACQUISITION (Continued)

Under the terms of the purchase agreement, the aggregate purchase price for the purchased assets was $2,200,000. The Corporation acquired assets with approximate fair values of $1,200,000, resulting in $1,000,000 of goodwill. The Corporation established a “Holdback” from the purchase price totaling $220,000 to indemnify the Corporation for losses incurred due to breaches or inaccuracies in any representation, warranty or covenant offered by the Seller. To date no claims have been made against the Holdback account. The balance remaining in the Holdback account will be paid to the Seller on the one year anniversary of the purchase agreement.

The Corporation has included the financial results of Allstate in its consolidated financial statements subsequent to the acquisition date. The Allstate transaction has been accounted for under the acquisition method of accounting. The assets and liabilities, both tangible and intangible, were recorded at their estimated fair values as of the transaction date.

The Corporation recognized goodwill of $1,000,000 as of May 11, 2017, which is calculated as the excess of both the consideration exchanged and the liabilities assumed, which were negligible, as compared to the fair value of identifiable assets acquired. Goodwill resulted due to Allstate’s recognized market presence in the small ticket leasing market and expected operating efficiencies in the future and expected to be deductible for tax purposes.

NOTE 3 – SECURITIES AVAILABLE FOR SALE

The following table summarizes the amortized cost and fair value of securities available for sale at December 31, 2017 and 2016 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive loss:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2017
U.S. Treasury and federal agency	$24,888,843		$(310,311)	$24,578,532
Municipal bonds	385,568	4,748	(2,481)	387,835
Mortgage-backed securities: residential	1,110,779	16,595	(7,073)	1,120,301
Other securities	2,000,000	—	(122,861)	1,877,139

Total	$28,385,190	$21,343	$(442,726)	$27,963,807

2016
U.S. Treasury and federal agency	$16,840,616	$10,105	$(187,247)	$16,663,474
Municipal bonds	478,479	10,091	(8,622)	479,948
Mortgage-backed securities: residential	1,309,136	23,391	(6,483)	1,326,044
Other securities	2,000,000	—	(122,861)	1,877,139

Total	$20,628,231	$43,587	$(325,213)	$20,346,605

Other securities consist of an investment in a qualified community reinvestment act (CRA) investment mutual fund.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SECURITIES AVAILABLE FOR SALE (Continued)

The amortized cost and fair value of securities available for sale are shown by expected maturity at yearend 2017. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in less than one year	$4,032,803	$4,026,146
Due in one through five years	21,106,608	20,800,535
Due in five through 10 years	—	—
Due in greater than ten years	135,000	139,686
Mortgage-backed securities: residential	1,110,779	1,120,301
Other securities	2,000,000	1,877,139

	$28,385,190	$27,963,807

During 2017 and 2016 no securities available for sale were sold. During 2015, $250,000 of securities available for sale were sold for a gross gain of $253,624. There were no securities pledged at year-end 2017 or 2016.

Securities available for sale with unrealized losses at year-end 2017 and 2016, aggregated by length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
2017
U.S. Treasury and federal agency	$3,992,847	$(6,718)	$20,587,448	$(303,593)	$24,580,295	$(310,311)
Municipal bonds	—	—	213,087	(2,481)	213,087	(2,481)
Mortgage-backed securities: residental	—	—	694,696	(7,073)	694,696	(7,073)
Other securities	—	—	1,877,139	(122,861)	1,877,139	(122,861)

	$3,992,847	$(6,718)	$23,372,370	$(436,008)	$27,365,217	$(442,726)

2016
U.S. Treasury and federal agency	$—	$—	$12,860,185	$(187,247)	$12,860,185	$(187,247)
Municipal bonds	$209,857	$(8,622)	—	—	209,857	(8,622)
Mortgage-backed securities: residental	$879,567	$(6,483)	—	—	879,567	(6,483)
Other securities	—	—	1,877,139	(122,861)	1,877,139	(122,861)

	$1,089,424	$(15,105)	$14,737,324	$(310,108)	$15,826,748	$(325,213)

Unrealized losses on securities available for sale have not been recognized into income because the issuers’ securities are of high credit quality, management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and other market conditions. The fair value is expected to recover as the interest rates

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SECURITIES AVAILABLE FOR SALE (Continued)

change and these securities available for sale approach maturity. The CRA investment mutual fund comprising the other securities line item in the table above does not have a contractual maturity date and the unrealized loss is not material to the Corporation.

NOTE 4 – LOANS, LEASES AND RECEIVABLES

Major categories of loans, leases and receivables at year-end 2017 and 2016 were as follows:

	2017	2016
Loans and leases
Commercial loans	$333,998,406	$262,872,426
Consumer loans	49,919,700	38,780,601
Leases	201,400,280	119,162,644

	585,318,386	420,815,671
Receivables
Factoring receivables	428,678,815	382,213,508
Less: contingency reserves	(121,424,463)	(116,075,392)

	307,254,352	266,138,116

	$892,572,738	$686,953,787

Contingency reserves represent the face amount of factoring receivables withheld (not advanced) to be applied to nonpayment of factoring receivables, application of service fees and other adjustments. The gross amount of loans, leases and receivables outstanding at December 31, 2017, and 2016 was $1,013,997,201, and $803,029,179, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LOANS, LEASES AND RECEIVABLES (Continued)

The following table presents the activity in the allowance for credit losses by portfolio segment for the years ending December 31, 2017, 2016, and 2015:

	Commercial Loans	Consumer Loans	Leases	Factoring Receivables	Total
2017
Allowance for credit losses:
Beginning balance	$4,674,197	$198,023	$806,138	$4,541,557	$10,219,915
Provision for credit losses	1,960,246	52,000	2,721,826	2,515,928	7,250,000
Loans charged-off	(2,267,985)	—	(2,117,139)	(5,026,025)	(9,411,149)
Recoveries	405,620	—	195,292	1,717,107	2,318,019

Total ending allowance balance	$4,772,078	$250,023	$1,606,117	$3,748,567	$10,376,785

2016
Allowance for credit losses:
Beginning balance	$3,713,853	$184,023	$628,927	$5,124,005	$9,650,808
Provision for credit losses	1,635,221	14,000	660,222	2,045,557	4,355,000
Loans charged-off	(700,513)	—	(1,014,711)	(3,767,370)	(5,482,594)
Recoveries	25,636	—	531,700	1,139,365	1,696,701

Total ending allowance balance	$4,674,197	$198,023	$806,138	$4,541,557	$10,219,915

2015
Allowance for credit losses:
Beginning balance	$3,927,897	$506,799	$803,698	$4,799,887	$10,038,281
Provision for credit losses	(100,127)	(322,776)	591,847	(122,112)	46,832
Loans charged-off	(209,292)	—	(796,836)	(174,135)	(1,180,263)
Recoveries	95,375	—	30,218	620,365	745,958

Total ending allowance balance	$3,713,853	$184,023	$628,927	$5,124,005	$9,650,808

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LOANS, LEASES AND RECEIVABLES (Continued)

The following table presents the balance in the allowance for credit losses and the recorded investment in loans, leases and receivables by portfolio segments and based on the impairment method as of December 31, 2017 and 2016:

	Commercial Loans	Consumer Loans	Leases	Factoring Receivables	Total
2017
Allowance for credit losses:
Ending allowance balance attributable to loans, leases, and receivables:
Individually evaluated for impairment	$896,350	$—	$129,680	$179,950	$1,205,980
Collectively evaluated for impairment	3,875,728	250,023	1,476,437	3,568,617	9,170,805

Total ending allowance balance	$4,772,078	$250,023	$1,606,117	$3,748,567	$10,376,785

Loans, leases, and receivables:
Loans, leases and receivable individually evaluated for impairment	$10,759,722	$—	$3,561,622	$5,024,505	$19,345,849
Loans, leases and receivable collectively evaluated for impairment	323,238,684	49,919,700	197,838,658	423,654,310	994,651,352

Total ending loans, leases and receivables balance	$333,998,406	$49,919,700	$201,400,280	$428,678,815	$1,013,997,201

2016
Allowance for credit losses:
Ending allowance balance attributable to loans, leases, and receivables:
Individually evaluated for impairment	$806,099	$—	$207,708	$237,764	$1,251,571
Collectively evaluated for impairment	3,868,098	198,023	598,430	4,303,793	8,968,344

Total ending allowance balance	$4,674,197	$198,023	$806,138	$4,541,557	$10,219,915

Loans, leases, and receivables:
Loans, leases and receivable individually evaluated for impairment	$13,871,893	$—	$1,306,609	$9,649,247	$24,827,749
Loans, leases and receivable collectively evaluated for impairment	249,000,533	38,780,601	117,856,035	372,564,261	778,201,430

Total ending loans, leases and receivables balance	$262,872,426	$38,780,601	$119,162,644	$382,213,508	$803,029,179

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LOANS, LEASES AND RECEIVABLES (Continued)

The recorded investment in loans, leases and receivables includes loan, lease and receivable origination fees, net and excludes accrued interest receivable due to immateriality.

The following table presents information related to impaired loans, leases and receivables by portfolio segment as of and for the years ended December 31, 2017 and 2016:

	Recorded Investment	Allowance for Credit Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
December 31, 2017
With no related allowance recorded:
Commercial loans	$3,823,667	$—	$9,191,252	$—	$—
Factoring receivables	4,562,440	—	4,562,451	—	—
Leases	3,371,712	—	2,648,702	—	—

Subtotal	11,757,819	—	16,402,405	—	—
With an allowance recorded:
Commercial loans	6,936,055	896,350	5,312,871	—	—
Factoring receivables	462,065	179,950	1,945,888	—	—
Leases	189,910	129,680	464,858	—	—

Subtotal	7,588,030	1,205,980	7,723,617	—	—

Total	$19,345,849	$1,205,980	$24,126,022	$—	$—

December 31, 2016
With no related allowance recorded:
Commercial loans	$9,796,918	$—	$10,262,988	$—	$—
Factoring receivables	$7,268,891		$3,870,934
Leases	728,091	—	816,917	—	—

Subtotal	17,793,900	—	14,950,839	—	—
With an allowance recorded:
Commercial loans	4,074,975	806,099	4,407,650	—	—
Factoring receivables	2,380,356	237,764	4,696,909	—	—
Leases	578,518	207,708	422,823	—	—

Subtotal	7,033,849	1,251,571	9,527,382	—	—

Total	$24,827,749	$1,251,571	$24,478,221	$—	$—

Unpaid principal balance and the recorded investment are the same. The recorded investment in loans, leases and receivables includes loan, lease and receivable origination fees, net and excludes accrued interest receivable due to immateriality. Any income recognized on an accrual and cash basis for the impaired loans is considered immaterial for 2017, 2016 and 2015 and is excluded from the table above. The average recorded investment for loans, leases and receivables during the year ended December 31, 2015 was $11,745,517.

Nonaccrual loans, leases and receivables and loans, leases and receivables past due 90 days still on accrual include both smaller balance homogeneous loans (consumer loans) that are collectively evaluated for impairment and individually classified impaired loans, leases and receivables (commercial loans, leases, and factoring receivables).

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LOANS, LEASES AND RECEIVABLES (Continued)

The following tables present the recorded investment in nonaccrual loan, leases and receivables and loans, leases and receivables past due over 90 days still on accrual by portfolio segment as of December 31, 2017 and 2016.

	2017		2016
	Nonaccrual	Past Due Over 90 Days Still Accruing	Nonaccrual	Past Due Over 90 Days Still Accruing
Commercial loans	$1,316,675	$—	$248,790	$—
Leases	—	3,827,876	—	612,456
Factoring receivables	1,410,486	—	3,019,420	—

Total	$2,727,161	$3,827,876	$3,268,210	$612,456

The recorded investment in loans, leases and receivables includes loan, lease and receivable origination fees, net and excludes accrued interest receivable due to immateriality.

The following table presents the aging of the recorded investment in past due loans, leases and receivables by portfolio segment as of December 31, 2017 and 2016:

	31 - 60 Days Past Due	61 - 90 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
2017
Commercial loans	$—	$—	$—	$—	$333,998,406	$333,998,406
Consumer loans	19,988,201	6,092,319	—	26,080,520	23,839,180	49,919,700
Leases	6,689,309	4,389,523	3,827,876	14,906,708	186,493,572	201,400,280
Factoring receivables	—	—	—	—	428,678,815	428,678,815

Total	$26,677,510	$10,481,842	$3,827,876	$40,987,228	$973,009,973	$1,013,997,201

2016
Commercial loans	$—	$—	$—	$—	$262,872,426	$262,872,426
Consumer loans	14,863,745	4,226,307	—	19,090,052	19,690,549	38,780,601
Leases	436,525	8,879	612,456	1,057,860	118,104,784	119,162,644
Factoring receivables	—	—	—	—	382,213,508	382,213,508

Total	$15,300,270	$4,235,186	$612,456	$20,147,912	$782,881,267	$803,029,179

Consumer loans presented as past due above are contractually past due, however due to recourse with the hospitals management believes there is no risk of loss to the Corporation. The Corporation has seen no loss related to these loans in the 15 years it has had this portfolio segment.

As of December 31, 2017, and 2016, the Corporation had outstanding troubled debt restructurings with a balance of $1,196,812, and $40,000, respectively. The Corporation has no specific allowance allocated for these loans at December 31, 2017 and 2016, respectively. The Corporation has no commitments to lend additional amounts as of December 31, 2017 and 2016 to customers with outstanding loans, leases and receivables that are classified as troubled debt restructurings.

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LOANS, LEASES AND RECEIVABLES (Continued)

During the year-ending December 31, 2017, the terms of one commercial loan was modified as a troubled debt restructuring. The modification included a combination of a change in the payment terms and an extension of the maturity date. During the year-ending December 31, 2016, the terms of one commercial loan was modified as a troubled debt restructuring. The modification included a combination of a change in the payment terms and an extension of the maturity date. The loans considered outstanding troubled debt as of December 31, 2016 have been re-modified during 2017 under current market conditions and are now included in the current loan portfolio and are no longer classified as troubled debt restructurings as of December 31, 2017. During the year-ending December 31, 2015, the terms of one commercial loan was modified as a troubled debt restructuring. The modification included a combination of a change in the payment terms and an extension of the maturity date. The loans considered outstanding troubled debt as of December 31, 2015 have been re-modified during 2016 under current market conditions and are now included in the current loan portfolio and are no longer classified as troubled debt restructurings as of December 31, 2016.

There were no troubled debt restructurings for which there was a payment default within twelve months following the modification during the years ended December 31, 2017, 2016 and 2015, respectively.

Credit Quality Indicators:

The Corporation categorizes loans, leases and receivables into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, and repayment probability based on the liquidation value of the collateral pledged, credit documentation, public information, and current economic trends, among other factors. The Corporation analyzes loans, leases and receivables individually by classifying the loans, leases and receivables based on credit risk. This analysis includes commercial loans, leases and factoring receivables. This analysis is performed continuously and formally reported on a monthly basis. The Corporation uses the following definitions for risk ratings:

Special Mention. Loans, leases and receivables classified as special mention have certain characteristics that deserve management’s closer attention. This can include specific weaknesses identified in a specific account that may result in deterioration of the repayment prospects for the account. Special mention accounts also identify general characteristics that management wants to monitor in more detail, such as industry segment, geographic location or type of account.

Substandard. Loans, leases and receivables classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans, leases and receivables so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Corporation will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans, leases and receivables classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans, leases and receivables not meeting the risk rating above that are analyzed as part of the above described process are considered to be pass-rated loans, leases and receivables.

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LOANS, LEASES AND RECEIVABLES (Continued)

Based on the most recent analysis performed, the risk category of loans, leases, and receivables by portfolio segment is as follows at December 31 year-end:

	Pass	Special Mention	Substandard	Doubtful	Total
2017
Commercial loans	$264,974,970	$60,485,560	$8,537,876	$—	$333,998,406
Leases	110,553,105	85,338,944	5,508,231		201,400,280
Factoring receivables	376,196,564	47,457,746	5,024,505	—	428,678,815

Total	$751,724,639	$193,282,250	$19,070,612	$—	$964,077,501

2016
Commercial loans	$200,951,252	$47,800,491	$14,120,683	$—	$262,872,426
Leases	86,255,429	28,924,433	3,982,321	461	119,162,644
Factoring receivables	344,402,805	30,968,110	6,842,593	—	382,213,508

Total	$631,609,486	$107,693,034	$24,945,597	$461	$764,248,578

CEF, which originates most of the Corporations leasing transactions and some of its commercial loans, uses the Special Mention category to identify credit qualified middle market customers. As noted in Note 1, CEF switched its emphasis from leases and loans for technology equipment to Fortune 1,000 and other higher investment grade companies to leases and loans for capital equipment and durable goods to qualified middle market companies. The Special Mention category is used to identify and assist management in monitoring these customers and does not identify any specific weakness in most of the transactions. Such accounts are underwritten to standards that would generally result in a Pass classification in the Corporation’s non-leasing portfolio. Performance is monitored and measured by the same qualifying Pass standards.

Consumer loans are not risk rated but are monitored based on performance, as previously presented in the aging of the recorded investment in past due loans, leases and receivables table.

NOTE 5 – NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The net investment in direct financing and sales-type leases is comprised of the following at year-end 2017 and 2016:

	2017	2016
Minimum lease payment receivable	$215,023,842	$123,217,304
Unamortized initial direct costs	4,641,372	3,237,322
Estimated residual values of leased equipment	11,877,829	10,109,603
Premium on acquired leases	32,703	138,670
Unearned income	(30,175,466)	(17,540,255)

Net investment in direct financing and sales-type leasing	$201,400,280	$119,162,644

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES (Continued)

Future minimum lease payments receivable on noncancelable direct financing and sales-type leases are as follows:

2018	$73,377,466
2019	59,401,168
2020	42,270,671
2021	28,547,680
2022	11,253,825
Thereafter	173,032

$215,023,842

NOTE 6 – EQUIPMENT ON OPERATING LEASES, NET

Equipment on operating leases, net is comprised of the following at year-end 2017 and 2016

	2017	2016
Operating lease equipment	$145,179,584	$120,432,430
Premium on acquired operating leases	78,460	184,332

	145,258,044	120,616,762
Less: accumulated depreciation and amortization	(53,128,073)	(34,002,666)

	$92,129,971	$86,614,096

Future minimum lease payments receivable on equipment on operating leases are as follows:

2018	$25,851,682
2019	14,421,203
2020	6,843,141
2021	3,884,900
2022	2,700,969
Thereafter	7,578,946

$61,280,841

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PREMISES, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Premises, leasehold improvements and equipment, consists of the following at year-end:

	2017	2016
Land	$1,353,750	$—
Building	14,237,175	—
Leasehold improvements	647,959	636,269
Furniture and equipment	6,991,640	4,791,250
Software	2,372,428	1,856,212
Work in process	199,558	—

	25,802,510	7,283,731
Less: accumulated depreciation	(7,193,886)	(6,287,474)

	$18,608,624	$996,257

Depreciation expense was $968,686, $733,176 and $762,030 for the years ended December 31, 2017, 2016 and 2015, respectively.

Rent expense for facilities leased by the Corporation was $1,933,250, $2,161,031 and $2,114,416 for the years ended December 31, 2017, 2016 and 2015, respectively. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present.

2018	968,742
2019	366,281
2020	357,467
2021	364,650
2020	184,138

$2,241,278

During 2017, the Corporation purchased the building that serves as the corporate headquarters for $15,590,925. A portion of the building is leased to others which generated rental income of $591,639.

NOTE 8 – DEPOSITS

The following is a summary of deposits at year-end 2017 and 2016:

	2017	2016
Certificates of deposit
$250,000 and over	$191,002,734	$86,563,990
Under $250,000	827,826,744	632,638,259

	$1,018,829,478	$719,202,249

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – DEPOSITS (Continued)

The contractual maturities of certificates of deposit outstanding at year-end 2017 were as follows:

2018	$831,716,628
2019	134,280,680
2020	41,733,721
2021	7,362,702
2022	3,735,747

$1,018,829,478

NOTE 9 – EMPLOYEE BENEFITS

The Corporation maintains a 401(k) plan covering substantially all employees. Employees who are 21 years or older are eligible. Employees may elect to contribute to the plan, subject to statutory maximum limits. The Corporation’s discretionary matching contributions were approximately $331,000, $293,000 and $288,000 for the years ended 2017, 2016 and 2015, respectively.

The Corporation established an Employee Stock Ownership Plan (ESOP) in 2010 with eligibility requirements similar to the 401(k) plan. Annual contributions are discretionary and determined by the Board of Directors. The ESOP will primarily invest in the Corporation’s common stock acquired either from the Corporation or on the open market with a valuation determined annually by a qualified independent appraiser. Upon retirement or separation, a participant or beneficiary may elect to receive an immediate lump sum cash distribution, but the ESOP may elect to make the distribution, attributable to stock value over a longer period, generally not to exceed 5 years. A participant may also elect to receive common stock.

This stock is subject to a “put” option for a limited period of time and may be sold back to the ESOP or the Corporation at the current fair value and, further, provides the Corporation a right of first refusal if the participant desires to sell the stock after the expiration of the put period. There was no ESOP expense in 2017 and no contribution made. ESOP expense was $1,250,000 and $1,000,000 for 2016 and 2015, respectively. As of December 31, 2017 and 2016 the ESOP held 90,933 and 82,177 shares of stock. Substantially all of the stock has been allocated to participants at the end of both years. Dividends paid on shares are allocated to a participant based on their shares held. The stock valuation received during 2017 indicated a value of $127 per share. As discussed in Note 19, Crestmark has entered into a merger agreement with Meta Financial Group, Inc. The terms of the proposed merger agreement are that each share of Crestmark common stock will be automatically converted to 2.65 shares of common stock of Meta Bank which had a value of $91.35 at the close of business on January 8, 2018. Pursuant to the merger agreement the Corporation has entered into, the common stock held by ESOP participants is expected to be exchanged for shares of Meta Financial Group, Inc. Employees will have the option to liquidate their shares or transfer them to other non-taxable plans. See additional details in Note 19.

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES

Income tax expense was as follows:

	2017	2016	2015
Federal:
Current	$848,845	$4,585,614	$(8,187,874)
Deferred	2,037,763	(2,504,844)	13,085,217
Tax rate remeasurement	(5,675,896)	—	—

	(2,789,288)	2,080,770	4,897,343

State:
Current	996,415	179,810	491,818
Deferred	(237,526)	297,779	41,616

	758,889	477,589	533,434

Income tax (benefit) expense	$(2,030,399)	$2,558,359	$5,430,777

A reconciliation of the differences between the income tax expense recorded and the amount computed by applying the statutory rate to income before income tax expense less net income attributable to noncontrolling interests is as a follows:

	2017	2016	2015
Tax at statutory rate (35%)	$9,478,270	$6,336,117	$6,269,604
Increase (decrease) from:
State income tax, net	493,278	310,433	346,732
General business credit	(6,273,010)	(2,483,097)	(1,319,011)
Stock compensation	(370,684)	(1,632,777)	—
Tax rate remeasurement	(5,675,896)	—	—
Other	317,643	27,683	133,452

Income tax (benefit) expense	$(2,030,399)	$2,558,359	$5,430,777

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES (Continued)

Net deferred tax liabilities at year-end 2017 and 2016 are as follows:

	2017	2016
Deferred tax assets:
Allowance for loan losses	$2,449,465	$3,766,399
Leasing	7,984,988	4,407,891
Deferred compensation	509,003	491,966
Business credits	1,434,038	3,998,581
Net operating loss	120,886	4,510,232
Deferred loan fees	406,894	589,205
Stock option expense	242,458	564,359
Unrealized losses	342,128	755,558
Other	577,441	3,634,619

Total	14,067,301	22,718,810
Deferred tax liability:
Depreciation	(19,656,223)	(27,777,948)
Section 197 intangible	(806,385)	(1,039,211)
Other	(759,372)	(4,518,558)

Total	(21,221,980)	(33,335,717)

Net deferred tax liability	$(7,154,679)	$(10,616,907)

At December 31, 2017, the Corporation has a pre-tax general business credit carryforward of approximately $1,400,000, which will begin to expire in 2036 if not used.

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. In the opinion of management, it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Management has determined that no valuation allowance is required at year-end 2017 and 2016.

There were no unrecognized tax benefits at December 31, 2017, and the Corporation does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. There were no tax penalties or interest recorded in 2017, 2016 or 2015.

The Corporation is no longer subject to examination by the Internal Revenue Service for the years before 2014.

The Tax Cuts and Jobs Act (the “Tax Act”) was signed into law on December 22, 2017. The Tax Act has a significant impact on the U.S. corporate income tax regime by lowering the U.S. corporate tax rate from 35 percent to 21 percent effective for taxable years beginning on or after January 1, 2018 in addition to implementing numerous other changes. U.S. GAAP requires that the impact of tax legislation be recognized in the period in which the law was enacted.

As a result of the Tax Act, the Company remeasured its deferred tax assets and deferred tax liabilities during year end December 31, 2017, resulting in an income tax benefit of $5.7 million.

In December 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118 (SAB 118), which provides guidance regarding how a company is to reflect provisional amounts when necessary

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES (Continued)

information is not yet available, prepared or analyzed sufficiently to complete its accounting for the effect of the changes in the Tax Act. The income tax benefit of $5.7 million represents all known and estimable impacts of the Tax Act and is a provisional amount based on the Company’s current best estimate. This provisional amount incorporates assumptions made based upon the Company’s current interpretations of the Tax Act and may change as the Company receives additional clarification and implementation guidance, and as data becomes available allowing for a more accurate scheduling of the deferred tax assets and liabilities, including those related to items potentially impacted by the Tax Act such as fixed assets, leasing and employee compensation. Adjustments to this provisional amount through December 31, 2018 will be included in income from operations as an adjustment to tax expense in future periods.

NOTE 11 – OFF-BALANCE-SHEET RISK ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet client financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at the exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end:

	2017	2016
Available balances on client lines of credit	$363,631,414	$280,080,472
Standby letter of credit	1,613,417	1,523,417

NOTE 12 – NON-RECOURSE NOTES PAYABLE

The Corporation assigns cash flows from certain leases to financial institutions and in return the Corporation receives a discounted cash payment. The discounted leases are collateralized by the related leased equipment and future contractual lease payments. The obligations are nonrecourse to the Corporation. As of December 31, 2017 and 2016, the balance of the notes payable were $30,765,489 and $30,477,360, respectively. The weighted average interest rate at December 31, 2017 and 2016 was 3.34% and 3.47%, respectively.

The contractual payments on these non-recourse notes payable at year-end 2017 were as follows:

2018	$14,829,209
2019	10,058,390
2020	4,307,142
2021	1,570,748

$30,765,489

NOTE 13 – SUBORDINATED DEBT AND OTHER BORROWINGS

Crestmark Preferred, Limited Partnership, a business trust formed by CBI, sold 30,000 floating rate series A securities (“trust preferred securities”) at $25 per trust preferred security in a September 29, 2004 offering. The trust preferred securities bear interest at prime rate plus 1.25%, have a stated maturity of 30 years, are guaranteed

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SUBORDINATED DEBT AND OTHER BORROWINGS (Continued)

by CBI, and are redeemable at par with regulatory approval after five years. The interest rate is reset quarterly at distribution dates in March, June, September and December. The interest rate was 5.75% as of December 31, 2017. The Corporation has the option to defer interest payments on the subordinated debenture from time to time for a period not to exceed 5 consecutive years. CBI issued $750,000 of subordinated debentures, with terms identical to the securities, to the trust. In 2016, the Corporation redeemed 20,000 shares of trust preferred securities in exchange for $500,000 of subordinated debentures at a cost to the Corporate of $300,000 resulting in a gain on extinguishment of debt of $200,000 recorded in the consolidated statements of income. At December 31, 2017, the remaining outstanding balance of subordinated debentures related to this issuance was $250,000.

Crestmark Capital Trust I, a business trust formed by CBI, sold 3,250 of floating rate capital securities of the trust at $1,000 per trust preferred security in a June 20, 2005 offering. CBI issued $3,351,000 of subordinated debentures to the trust in exchange for the ownership of all of the common securities of the trust and the proceeds of the preferred securities sold by the trust. The subordinated debentures bear interest at LIBOR plus 3.00%, have a stated maturity of 30 years and are redeemable by the Corporation at par, with regulatory approval, after five years. The interest rate is reset quarterly at distribution dates in February, May, August, and November. The interest rate as of December 31, 2017 was 4.45%. The Corporation has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed 5 consecutive years.

CBI is not considered the primary beneficiary of these trusts (variable interest entities), therefore they are not consolidated in CBI’s consolidated financial statements, but rather the subordinated debentures are shown as a liability on the consolidated balance sheets. The Corporation’s investment in the common stock of the trusts is $101,000 and is included in other assets on the consolidated balance sheets.

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

The Corporation has an existing line of credit with another financial institution for $10,000,000 at both December 31, 2017 and 2016. At December 31, 2017 there was $7,000,000 outstanding on the line of credit. There was no outstanding balance on the line of credit at December 31, 2016. The line of credit matures on August 26, 2018. The interest rate on the line of credit is variable based upon current market rates. At December 31, 2017 the interest rate was 4.00 percent. To maintain the line of credit, certain financial covenants are required to be achieved by the Corporation. As of December 31, 2017 and 2016, the Corporation was in compliance with these covenants.

In August 2017, the Corporation entered into a note payable with the same financial institution for $5,000,000 payable in quarterly installments of principal beginning March 1, 2018. The interest rate on the note is variable based upon current market rates. At December 31, 2017 the interest rate was 4.00 percent. The note matures on August 22, 2022.

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SUBORDINATED DEBT AND OTHER BORROWINGS (Continued)

The contractual payments on the note payable are as follows:

2018	$714,286
2019	714,286
2020	714,286
2021	714,286
2022	2,142,856

$5,000,000

NOTE 14 – STOCK OPTIONS

The Corporation has two stock-based compensation plans. Under the employees’ 1998 Stock Option Plan, the Corporation may grant options to key employees for up to 180,000 shares of common stock. Under the 1998 Stock Option Plan for Directors, the Corporation is authorized to grant options to directors for up to 70,000 shares of common stock. Under the Director plan, all of the options are vested two years after the date of grant. Under the Employee plan, options are vested over a 5 year period with 40% of the options vesting two years after the date of grant and an additional 20% vesting in each subsequent year. All options expire 10 years after the date of the grant.

Under both plans, the exercise price of each option equals the market price of the Corporation’s common stock on the date of grant.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Corporation’s common stock. The Corporation uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. Upon exercise, shares will be issued from the Corporation’s authorized, but unissued shares.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2017	2016	2015
Risk-free interest rate	2.20%	2.20%	2.00%
Expected term	10 years	10 years	10 years
Expected stock price volatility	0.25	0.25	0.25
Dividend yield	5.00%	5.00%	5.00%
Weighted average fair value of options granted	$16.66	$14.43	$13.14

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – STOCK OPTIONS (Continued)

The following table shows the activity of options and share awards granted, exercised or forfeited under the Corporation’s option plans during the year ended December 31, 2017:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual	Average Intrinsic Value
Options outstanding, December 31, 2016	119,500	$57.06
Granted	3,500	127.00
Exercised	(19,000)	57.82
Forfeited or expired	—	—

Options outstanding, December 31, 2017	104,000	$57.80	5.2	$19,035,560

Options exercisable at end of year	82,400	$45.05	4.2	$16,169,086

Intrinsic values presented above are based upon the value resulting from the proposed Meta Bank merger as discussed in Notes 9 and 19 assuming the Meta Bank share price was $91.35 per share. Nonvested options at the beginning and end of the year were 29,400 and 21,600, respectively and all options are expected to vest. All options will be fully vested on the closing date of the merger discussed in Note 19.

Information related to the stock option plans during each year follows:

	2017	2016	2015
Intrinsic value of options exercised	$1,297,350	$5,270,450	$124,925
Cash received from option exercises	1,098,650	922,550	55,324

Compensation expense recognized in 2017, 2016 and 2015 was $300,000. At year-end 2017, there was $248,198 of unrecognized compensation cost related to nonvested stock options under the Plan. The costs are expected to be recognized over a weighted-average period of 2.2 years.

NOTE 15 – REGULATORY MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practice. Capital amounts and classifications are also subject to qualitative judgements by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements including a capital conservation buffer being phased in over a multi-year schedule, and fully phased in by January 1, 2019. The capital conservation buffer is being phased in from 0.00% in 2015 to 2.50% by 2019. The net unrealized gain or loss on securities available for sale is not included in computing regulatory capital. Management believes as of December 31, 2017, the Corporation and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – REGULATORY MATTERS (Continued)

to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2017 and 2016, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to shareholders.

The Bank’s actual and required capital amounts including the phase-in of the capital conservation buffer (in thousands) and ratios were as follows for year-end 2017 and 2016:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2017
Total risk-based capital (to risk-weighted assets)	$127,503	11.8%	$100,234	9.3%	$113,779	10.5%
Tier 1 capital (to risk-weighted assets)	116,569	10.8%	78,562	7.3%	92,107	8.5%
Tier 1 capital (to average assets)	116,569	10.2%	45,463	4.0%	56,829	5.0%
Common equity tier 1 (to risk-weighted assets)	114,012	10.5%	62,308	5.8%	75,853	7.0%
2016
Total risk-based capital (to risk-weighted assets)	$94,157	11.1%	$73,457	8.6%	$89,426	10.5%
Tier 1 capital (to risk-weighted assets)	83,398	9.8%	56,423	6.6%	72,392	8.5%
Tier 1 capital (to average assets)	83,398	9.6%	34,750	4.0%	43,437	5.0%
Common equity tier 1 (to risk-weighted assets)	80,481	9.5%	43,648	5.1%	59,617	7.0%

At December 31, 2017, the Corporation is not subject to regulatory capital requirements issued by the Federal Reserve Bank.

NOTE 16 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that an entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – FAIR VALUE (Continued)

The fair values of securities available for sale are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2). The Corporation did not have any Level 3 fair value measurements for securities available for sale at December 31, 2017 or 2016.

The fair value of impaired loans, leases and receivables with specific allocations of the allowance for credit losses are generally based on the estimated fair value of the underlying collateral. The value of the underlying collateral, generally accounts receivable, is adjusted to consider the probability of collection and expense to be incurred during the collection process. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Appraisals for collateral-dependent impaired loans, leases, and receivables are generally performed by certified general appraisers (for commercial real estate properties and equipment) whose qualifications and licenses have been reviewed and verified by the Corporation. Values of certain types of equipment are determined by reference to trade publications. Management reviews the assumptions and approaches utilized in the appraisal and will discount a property’s or equipment’s appraised or estimated values to account for a number of factors including but not limited to the cost of liquidating the collateral, the age of the appraisal, observable deterioration since the appraisal, or other factors unique to the property or equipment.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis at December 31, 2017 and 2016 were securities available for sale. The fair value of securities available for sale are level 1 for other securities and level 2 for all others. The values by class of security are presented in Note 3.

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – FAIR VALUE (Continued)

Assets Measured on a Non—Recurring Basis

Assets measured at fair value on a non—recurring basis as of December 31 are summarized below:

	Fair Value Measurements at December 31 using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs (Level 3)
2017
Impaired loans, leases and receivables:
Commercial loans	$6,040,000	$—	$—	$6,040,000
Factoring receivables	282,000	—	—	$282,000
Leases	60,000	—	—	60,000

Total impaired loans leases and receivables	$6,382,000	$—	$—	$6,382,000

2016
Impaired loans, leases and receivables:
Commercial loans	$3,269,000	$—	$—	$3,269,000
Factoring receivables	2,143,000	—	—	2,143,000
Leases	371,000	—	—	371,000

Total impaired loans leases and receivables	$5,783,000	$—	$—	$5,783,000

Impaired Loans, Leases and Receivables:

At December 31, 2017, impaired loans, leases and receivables measured at fair value had a principal balance of $7,588,000, with a valuation allowance of $1,206,000 which resulted in a carrying value of $6,382,000 and a resulting provision for credit losses of $1,206,000 for the year. At December 31, 2016, impaired loans, leases and receivables measured at fair value had a principal balance of $7,034,000, with a valuation allowance of 1,251,000 which resulted in a carrying value of $5,783,000 and a resulting provision for credit losses of $1,133,000 for the year.

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – FAIR VALUE (Continued)

As discussed previously, the fair values of impaired loans, leases, and receivables carried at fair value are determined by third party appraisals or collateral evaluations. Management makes adjustments to these values based on the age of the appraisal and the types of collateral underlying. The following table presents quantitative information about level 3 fair value measurements for the larger classes of financial instruments measured at fair value on a non-recurring basis at December 31, 2017 and 2016:

2017	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
Impaired loans, leases and receivables:
Commercial loans	$6,040,000	Sales comparison, Realizable value	Management discount of cash flow streams and asset values	3-26	% (7%)
Factoring receivables	282,000	Collectibility, Realizable value	Management discount of collectability of receivables and other asset values	0-16	% (13%)
Leases	60,000	Sales comparison, Realizable value	Management discount of cash flow streams and asset values	0	% (0%)
2016
Impaired loans, leases and receivables:
Commercial loans	$3,269,000	Sales comparison, Realizable value	Management discount of cash flow streams and asset values	22-54	% (25%)
Factoring receivables	2,143,000	Collectibility, Realizable value	Management discount of collectability of receivables and other asset values	47-54	% (50%)
Leases	371,000	Sales comparison, Realizable value	Management discount of cash flow streams and asset values	2-43	% (24%)

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – FAIR VALUE (Continued)

Fair Value of Financial Instruments

Carrying amounts and estimated fair values of financial instruments, not already presented, were as follows at December 31 year-end:

	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2017
Financial assets:
Cash and cash equivalents	$84,759,307	$84,759,307	$85,759,307	$—	$—
Net loans, leases and receivables	882,195,953	878,989,000	—	—	878,989,000
Loans held for sale	42,059,790	43,408,000	—	—	43,408,000
Accrued interest receivable	2,557,013	2,557,000	—	—	2,557,000
Financial liabilities:
Interest-bearing deposits	$1,018,829,478	$1,011,808,000	—	1,011,808,000	—
Subordinated debt	3,601,000	3,601,000	—	3,601,000	—
Non-recourse notes payable	30,765,489	30,529,291	—	30,529,291	—
Other liabilities	12,000,000	12,000,000	—	12,000,000	—
Accrued interest payable	2,311,314	2,311,000	—	2,311,000	—
2016
Financial assets:
Cash and cash equivalents	$45,676,737	$45,677,000	$45,677,000	$—	$—
Net loans, leases and receivables	676,733,872	677,133,000	—	—	677,133,000
Loans held for sale	15,107,550	15,949,000	—	—	15,949,000
Accrued interest receivable	2,001,888	2,002,000	—	—	2,002,000
Financial liabilities:
Interest-bearing deposits	$719,202,249	$717,629,000	—	717,629,000	—
Federal funds purchased	30,000,000	30,000,000	30,000,000	—	—
Subordinated debt	3,601,000	3,601,000	—	3,601,000	—
Non-recourse notes payable	30,477,360	30,456,000	—	30,456,000	—
Accrued interest payable	1,140,330	1,140,000	—	1,140,000	—

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – FAIR VALUE (Continued)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, federal funds purchased, and variable rate loans, leases and receivables and interest bearing deposits that reprice frequently and fully. For loans, leases and receivables and interest-bearing deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The methods used to determine the fair value of loans, leases and receivables do not necessarily represent an exit price. Fair value of the Corporations subordinated debt approximates book value as a result of the variable interest rate paid which resets to a market rate on a regular basis. The fair value of non-recourse notes payable is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material.

NOTE 17 - PREFERRED STOCK

On August 9, 2011, the Corporation consummated a securities purchase agreement with the Secretary of the Treasury of the United States, as a participant in the Small Business Lending Fund (SBLF) program. The SBLF program provides Tier 1 capital to qualifying community banking organizations in an effort to increase small business lending. Pursuant to which the Corporation issued 8,250 shares of the Corporation’s non-cumulative perpetual preferred stock, having a liquidation amount of $1,000 per share, for an aggregate amount of $8,250,000. On March 15, 2017, the Corporation redeemed all of its shares of preferred stock with the SBLF, including accrued dividends, by drawing on the corporation’s line of credit in the amount of $8 million, as disclosed in Note 13.

NOTE 18 – EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2017	2016	2015
Basic income per common share:
Net income	$29,111,170	$15,544,829	$12,482,377
Preferred stock dividend	(152,625)	(668,250)	(83,646)

Net income attributable to common shareholders	28,958,545	14,876,579	12,398,731
Weighted average common shares outstanding	1,230,429	1,214,446	1,168,586

Basic income per common share	$23.54	$12.25	$10.61

Diluted income per common share:
Net income	$29,111,170	$15,544,829	$12,482,377
Preferred stock dividend	(152,625)	(668,250)	(83,646)

Net income attributable to common share holders	28,958,545	14,876,579	12,398,731
Weighted average common shares outstanding	1,230,429	1,214,446	1,168,586
Diluted Outstanding options	55,492	57,516	102,817

Weighted average diluted common shares outstanding	1,285,921	1,271,962	1,271,403

Diluted income per common share	$22.52	$11.70	$9.75

NOTE 19 – SUBSEQUENT EVENTS

On January 9, 2018, Crestmark entered into an Agreement and Plan of Merger with Meta Financial Group, Inc. and MetaBank (“MetaBank”), a federally chartered stock savings bank. Upon the terms and subject to the

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SUBSEQUENT EVENTS (Continued)

conditions set forth in the agreement, Crestmark will merge with and into MetaBank, with MetaBank as the surviving entity. At the effective time of the Merger each share of Crestmark common stock will automatically be converted into the right to receive 2.65 shares of common stock of MetaBank. The transaction is expected to close in the second calendar quarter of fiscal 2018. The Merger Agreement was unanimously approved by the boards of directors of each of the Companies, however is still subject to regulatory approvals and a vote of Crestmark shareholders.

NOTE 20 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

	2017	2016
ASSETS
Cash and cash equivalents	$1,311,321	$1,269,343
Loans, leases and receivables	16,042	—
Investment in subsidiary	124,492,112	90,409,467
Other assets	475,264	310,458

Total assets	$126,294,739	$91,989,268

LIABILITIES AND EQUITY
Liabilities
Accrued interest payable	55,767	213,721
Subordinated debt	3,608,575	3,608,575
Other borrowings	12,000,000	—
Other liabilities	15,501	12,808

Total liabilities	15,679,843	3,835,104
Equity
Preferred stock - $1,000 par (liquidation preference $8,250,000) 0 shares outstanding at December 31, 2017 and 8,250 shares authorized and outstanding at December 31, 2016	—	8,250,000
Common stock, no par value; 4,000,000 shares authorized; 1,245,247 issued and outstanding at December 31, 2017 and 1,226,247 issued and outstanding at December 31, 2016	26,871,126	25,472,476
Retained earnings	84,806,874	55,848,329
Accumulated other comprehensive loss	(1,063,104)	(1,416,641)

Total equity attributable to parent	110,614,896	88,154,164
Noncontrolling interests	—	—

Total equity	110,614,896	88,154,164

Total liabilities and equity	$126,294,739	$91,989,268

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years ended December 31

	2017	2016	2015
Net equity in income of subsidiaries	$29,429,108	$15,585,648	$12,648,012
Interest expense	(418,212)	(206,102)	(188,440)
Other income (expense)	(69,836)	143,783	(65,895)

Income before income tax expense	28,941,060	15,523,329	12,393,677
Income tax expense (benefit)	(170,110)	(21,500)	(88,700)
Net Income	$29,111,170	$15,544,829	$12,482,377

Comprehensive income	$29,464,707	$15,852,009	$9,891,613

CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31

	2017	2016	2015
Cash flows from operating activities
Net income	$29,111,170	$15,544,829	$12,482,377
Adjustments:
Equity in undistributed subsidiary income	(29,729,108)	(9,885,649)	(8,148,012)
Stock based compensation expense	300,000	300,000	300,000
Change in other assets	(180,848)	(16,266)	1,106
Change in other liabilities	(155,261)	163,068	11,807

Net cash from operating activities	(654,047)	6,105,982	4,647,278
Cash flows from investing activities
Investment in bank	(4,000,000)	—	—

Net cash from investing activities	(4,000,000)	—	—
Cash flows from financing activities
Proceeds of borrowings	12,000,000	—	—
Repayment of borrowings	—	(500,000)	—
Proceeds from exercise of stock options	1,098,650	922,550	55,324
Dividends on common stock	—	(5,518,111)	(4,972,275)
Redemption of preferred stock	(8,250,000)	—	—
Dividends on prefered stock	(152,625)	(668,250)	(83,646)

	4,696,025	(5,763,811)	(5,000,597)
Net change in cash and cash equivalents	41,978	342,171	(353,319)
Beginning cash and cash equivalents	1,269,343	927,172	1,280,491

Ending cash and cash equivalents	$1,311,321	$1,269,343	$927,172

CRESTMARK BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following is changes in accumulated other comprehensive income (loss) by component, net of tax for the years ended December 31, 2017 and 2016:

	Unrealized Gains and Losses on Available-for-Sale Securities	Foreign Currency Items	Total
December 31, 2017
Beginning balance	$(183,057)	$(1,233,584)	$(1,416,641)
Other comprehensive income
(loss) before reclassifications	(88,025)	394,476	306,451
Amounts reclassified from accumulated other comprehensive income	—	47,086	47,086

Ending balance	$(271,082)	$(792,022)	$(1,063,104)

December 31, 2016
Beginning balance	$(59,445)	$(1,664,376)	$(1,723,821)
Other comprehensive income before reclassification	(123,612)	209,923	86,311
Amounts reclassified from accumulated other comprehensive income	—	220,869	220,869

Ending balance	$(183,057)	$(1,233,584)	$(1,416,641)

Appendix A

AGREEMENT AND PLAN OF MERGER

DATED AS OF JANUARY 9, 2018

BY AND AMONG

META FINANCIAL GROUP, INC.

METABANK,

CRESTMARK BANCORP, INC.

AND

CRESTMARK BANK

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of January 9, 2018, by and among Meta Financial Group, Inc., a Delaware corporation (“Buyer”), MetaBank, a federally chartered stock savings bank and a wholly-owned subsidiary of Buyer (“Buyer Bank” and, together with Buyer, sometimes referred to herein as the “Buyer Parties”), Crestmark Bancorp, Inc. a Michigan corporation (“Company”), and Crestmark Bank, a Michigan state-chartered bank and wholly-owned subsidiary of Company (“Company Bank” and, together with Company, sometimes referred to herein as the “Company Parties”).

WITNESSETH

WHEREAS, the respective boards of directors of each of the Buyer Parties and each of the Company Parties have each (i) determined that this Agreement and the business combination and related transactions contemplated hereby are fair to, and in the best interests of, their respective entities, shareholders and stockholders and (ii) determined that this Agreement and the transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies;

WHEREAS, in accordance with the terms, and subject to the conditions, of this Agreement, (i) Company will merge with and into Buyer, with Buyer as the surviving entity (the “Merger”), and immediately thereafter, pursuant to the Bank Merger Agreement (as defined below) (ii) Company Bank will merge with and into Buyer Bank, with Buyer Bank as the surviving entity (the “Bank Merger”);

WHEREAS, for federal income tax purposes, it is intended that (i) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and (iii) each party to this Agreement shall be a party to such reorganization within the meaning of Section 368(b) of the Code;

WHEREAS, as a material inducement and as additional consideration to Buyer to enter into this Agreement, certain officers, directors and shareholders of Company have entered into voting agreements with Buyer dated as of the date hereof, the form of which is attached hereto as Exhibit A (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such Person has agreed, among other things, to vote all Company Common Shares (as defined below) owned by such Person in favor of the approval of this Agreement and the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions described in this Agreement and to prescribe certain conditions thereto; and

WHEREAS, the parties desire that capitalized terms used herein shall have the definitions ascribed to such terms when they are first used herein or as otherwise specified in Article 8 hereof.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1.

THE MERGER

Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Company shall merge with and into Buyer in accordance with the DGCL and the MBCA. Upon consummation of the Merger, at the Effective Time the separate corporate existence of Company shall cease and Buyer shall survive and continue to exist as a corporation incorporated under the Laws of the DGCL. Buyer, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”.

Section 1.02. Certificate of Incorporation and Bylaws. The certificate of incorporation and bylaws of the Surviving Entity upon consummation of the Merger at the Effective Time shall be the certificate of incorporation and bylaws of Buyer as in effect immediately prior to the Effective Time.

Section 1.03. Directors and Officers of Surviving Entity. The directors and officers of the Surviving Entity immediately after the Effective Time of the Merger shall be the directors and officers of Buyer in office immediately prior to the Effective Time; provided, that Buyer and Buyer Bank shall take all appropriate action so that, as of the Effective Time, (A) the number of directors constituting Buyer Board and the board of directors of Buyer Bank shall each be increased by two (2) and (B) W. David Tull and one additional individual, designated jointly by Buyer and Company, shall be appointed as directors of Buyer and Buyer Bank. Each of the directors and officers of the Surviving Entity immediately after the Effective Time of the Merger (and the directors appointed pursuant to the proviso in the preceding sentence) shall hold office until his or her successor is elected and qualified or otherwise in accordance with the certificate of incorporation and bylaws of the Surviving Entity.

Section 1.04. Bank Merger. Immediately following the Effective Time or as promptly as practicable thereafter, Company Bank will merge with and into Buyer Bank with Buyer Bank as the surviving bank of such merger. The terms and conditions of the merger of Company Bank and Buyer Bank are set forth in a separate merger agreement and plan of merger substantially in the form attached hereto as Exhibit B (the “Bank Merger Agreement”).

Section 1.05. Effective Time; Closing.

(a) Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Buyer and Company shall cause the Merger to be consummated by filing (i) a certificate of merger (the “DE Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and (ii) a certificate of merger with the Director of the Michigan Department of Licensing and Regulatory Affairs (the “Michigan Director”) in such form as required by, and executed in accordance with, the relevant provisions of the MBCA (the “MI Certificate of Merger” and together with the DE Certificate of Merger, the “Certificates of Merger”). The Merger shall become effective upon the later of (i) such filing of the DE Certificate of Merger with the Secretary of State of the State of Delaware, (ii) such filing of the MI Certificate of Merger with the Michigan Director, or (iii) such date and time as the parties agree and may be specified in the Certificates of Merger (the date and time the Merger becomes effective being the “Effective Time”).

(b) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Katten Muchin Rosenman LLP, 2900 K Street NW North Tower – Suite 200 Washington D.C., 20007-5118 on a date and at a time to be agreed upon by the parties, which date shall be no later than five (5) Business Days after the satisfaction of the last to be satisfied of the conditions set forth in Article 6 (other than those conditions that, by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver (if permitted by applicable Law) of those conditions), or such other time, date or location as the parties may mutually agree in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date”. At the Closing, there shall be delivered to Buyer and Company the Certificates of Merger and such other certificates and other documents required to be delivered hereunder.

Section 1.06. Additional Actions. If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments or assurances in Law or any other acts are necessary or desirable to carry out the purposes of this Agreement, each of the Company Parties and their respective Subsidiaries shall be deemed to have granted to each of the Buyer Parties, and each or any of them, an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in Law or any other acts as are necessary or desirable to carry out the purposes of this Agreement, and the officers and directors of each of the Buyer Parties, as applicable, are authorized in the name of each of the Company Parties and their respective Subsidiaries to take any and all such action.

Section 1.07. Reservation of Right to Revise Structure. Prior to the Effective Time, the Buyer Parties may at any time, and without the approval of the Company Parties, change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (i) alter the kind or amount of the consideration to be issued to any holder of Company Common Shares as Merger Consideration or holder of Company Options, (ii) materially delay receipt of Regulatory Approval, (iii) adversely affect the federal income tax treatment of holders of Company Common Shares in connection with the Merger from what such treatment would have been absent such change or (iv) cause any closing condition in Article 6 not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof). In the event that the Buyer Parties elect to make such a change in structure, the parties agree to execute appropriate documents to reflect the change.

ARTICLE 2.

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01. Merger Consideration. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the DGCL and the MBCA, at the Effective Time, automatically by virtue of the Merger and without any action on the part of the Buyer Parties, the Company Parties or any holder of their respective securities:

(a) Each Company Common Share owned directly by Buyer, Company or any of their respective Subsidiaries (other than shares in trust accounts, managed accounts and the like for the benefit of customers) immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.

(b) Except as set forth in Section 2.03 with respect to fractional Company Common Shares, each Company Common Share issued and outstanding immediately prior to the Effective Time (other than shares described in Section 2.01(a) above) shall be converted into the right to receive such number of shares of Buyer Common Stock determined by multiplying (i) one (1) by (ii) the Exchange Ratio (the “Merger Consideration”).

(c) Each share of Buyer Common Stock shall remain outstanding without change following the Effective Time as shares of the Surviving Entity.

Section 2.02. Rights as Shareholders; Share Transfers. At the Effective Time, all Company Common Shares, when converted in accordance with Section 2.01, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate or Book-Entry Share previously evidencing such shares shall thereafter represent only the right to receive for each such Company Common Share, the Merger Consideration (and any cash in lieu of fractional shares of Buyer Common Stock as set forth in Section 2.03) in accordance with this Article 2. At the Effective Time, holders of Company Common Shares shall cease to be, and shall have no rights as, shareholders of Company, other than the right to receive the Merger Consideration (and any cash in lieu of fractional shares of Buyer Common Stock as set forth in Section 2.03) in accordance with this Article 2. After the Effective Time, there shall be no registration of transfers of Company Common Shares on the share transfer books of Company.

Section 2.03. Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Buyer Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, Buyer shall pay or cause to be paid to each Person who would otherwise be a holder of a fractional share of Buyer Common Stock as a result of the conversion set forth in Section 2.01, rounded to the nearest one hundredth of a share, an amount of cash (without interest and rounded down to the nearest whole cent) determined by multiplying the fractional share interest in Buyer Common Stock to which such Person would otherwise be entitled (after taking into account all Company Common Shares held at the Effective Time by such holder) by the Purchase Price. No such Person will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

Section 2.04. Options and Other Share-Based Awards.

(a) The provisions of this Section 2.04 shall pertain to all (i) Company Options and (ii) other share-based awards granted by Company under the Company Equity Plans that are outstanding immediately prior to the Effective Time.

(b) Treatment of Company Options.

(i) Immediately prior to the Effective Time, all unvested Company Options, whether In-the-money Company Options or Out-of-the-money Company Options, shall become vested and exercisable with respect to all shares covered thereby.

(ii) As of the Effective Time, (A) all In-the-money Company Options shall be cancelled and automatically converted into the right of each holder of such In-the-money Company Option to receive an amount in cash (without interest) equal to the product of (1) the number of Company Common Shares underlying such Company Option multiplied by (2) the excess of the Purchase Price (in this case rounded down to the nearest whole cent) over the exercise price per share under such Company Option, less any applicable withholding Taxes (the “Option Payment”) and (B) all Out-of-the-money Company Options shall be cancelled and of no further force and effect, and cease to represent a right to acquire Company Common Shares or Buyer Common Stock, without any consideration therefor.

(iii) Prior to the Effective Time, Company shall (i) provide each holder of a Company Option a cancellation and consent letter agreement in such form as is acceptable to Buyer (an “Option Cancellation Letter”) and (ii) shall obtain the receipt from each such holder of a Company Option a duly executed Option Cancellation Letter.

(iv) The payment of the Option Payment, if any, to a holder of a Company Option shall be conditioned upon the receipt of such executed Option Cancellation Letter from such holder. The Option Payment shall be made at or as soon as practicable following the Effective Time, in accordance with the Surviving Entity’s ordinary payroll practices; provided, however, that to the extent any payments cannot be paid during such period without causing the recipient to incur an additional income tax under Section 409A of the Code, then such payment shall be distributed in accordance with Section 409A of the Code. All Option Payments will be reduced by any withholding for Taxes or other deductions required under applicable Law.

(c) As of the Effective Time, all Company Equity Plans (and, except as provided under this Section 2.04, all awards thereunder) shall be terminated and no further awards or other rights shall be granted thereunder. Prior to the Effective Time, Company shall provide such notice, if any, to the extent required under the terms of the applicable Company Equity Plans or by Buyer, obtain any necessary consents, adopt applicable resolutions, amend the terms of the Company Equity Plans or any outstanding awards, and take all other appropriate actions in cooperation with Buyer to: (a) give effect to the transactions contemplated herein; (b) terminate the Company Equity Plans as of the Effective Time; and (c) ensure that after the Effective Time, neither any holder of Company Options, any beneficiary thereof, nor any other participant in any Company Equity Plan shall have any right thereunder to acquire any securities of Company Parties or the Buyer Parties or their respective Subsidiaries or to receive any payment or benefit with respect to any award previously granted under the Company Equity Plans, except as provided in this Section 2.04 or Section 5.12(c) with respect to the

ESOP. Any awards under the Company Equity Plans, and any payments or benefits in respect thereof, will be subject to withholding for Taxes or other deductions, required under applicable Law. The Buyer Parties and the Company Parties agree that none of the Company Options or the Company Equity Plans will be assumed by the Buyer Parties.

Section 2.05. Exchange Procedures. As promptly as practicable after the Effective Time but in no event later than five (5) Business Days after the Closing Date, and provided that Company has delivered, or caused to be delivered, to the Exchange Agent all information that is reasonably required under the terms of the Exchange Agent Agreement, the Exchange Agent shall mail or otherwise cause to be delivered to each holder of record of Company Common Shares immediately prior to the Effective Time appropriate and customary transmittal materials in a form reasonably satisfactory to Company, Buyer and the Exchange Agent, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates (or affidavits of loss and/or bonds in such amounts as may be required in each case by Buyer or the Exchange Agent in lieu of such Certificate(s)) or Book-Entry Shares to the Exchange Agent, as well as instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration (and any cash in lieu of fractional shares of Buyer Common Stock as set forth in Section 2.03) in accordance with this Article 2 as provided for in this Agreement (the “Letter of Transmittal”). Buyer and the Exchange Agent shall be entitled to rely upon the share transfer books of Company to establish the identity of the holders of Company Common Shares, which books shall be conclusive with respect thereto.

Section 2.06. Deposit of Merger Consideration.

(a) At or before the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent stock certificates, or, at Buyer’s option, evidence of book-entry shares in book entry form, representing the number of shares of Buyer Common Stock sufficient to deliver the aggregate Merger Consideration payable under the terms hereof (together with, to the extent then determinable any cash payable in lieu of fractional shares of Buyer Common Stock as set forth in Section 2.03) in accordance with this Article 2 (collectively, the “Exchange Fund”), and Buyer shall instruct the Exchange Agent to timely pay such consideration in accordance with the terms and conditions of this Agreement.

(b) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for one (1) year after the Effective Time (as well as any dividends or other distributions thereof) shall be delivered by the Exchange Agent to Buyer. Any shareholders of Company who have not theretofore complied with this Section 2.06 and Section 2.07(a) shall thereafter look only to Buyer for the Merger Consideration (and any cash in lieu of fractional shares of Buyer Common Stock as set forth in Section 2.03 and any applicable dividends or other distributions with respect to the Buyer Common Stock) in accordance with this Article 2 deliverable in respect of each Company Common Share such shareholder held as of immediately prior to the Effective Time, as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates or Book-Entry Shares for Company Common Shares are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by the Law of abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of Company Common Shares represented by any Certificate or Book-Entry Share for any Merger Consideration (or any dividends or distributions with respect thereto) paid to a public official pursuant to applicable abandoned property, escheat or similar Laws.

Section 2.07. Delivery of Merger Consideration.

(a) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Share(s), accompanied by a properly completed Letter of Transmittal timely delivered to the Exchange Agent, a holder of Company

Common Shares will be entitled to receive as promptly as practicable following the Effective Time the aggregate Merger Consideration (and any cash in lieu of fractional shares of Buyer Common Stock as set forth in Section 2.03) in accordance with this Article 2 to be issued or paid in respect of the Company Common Shares represented by the Certificates or Book-Entry Shares of the holder thereof. The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and/or shares of Buyer Common Stock to a holder of Company Common Shares to which such holder would otherwise be entitled as a result of the Merger until such holder surrenders the Certificates or Book-Entry Shares representing the Company Common Shares for exchange as provided in this Article 2, or, an appropriate affidavit of loss and indemnity agreement and/or a bond in such amount as may be reasonably required in each case by Buyer or the Exchange Agent.

(b) In the event of a transfer of ownership of a Certificate or Book-Entry Shares for Company Common Shares that is not registered in the share transfer records of Company, the Merger Consideration (and any cash in lieu of fractional shares of Buyer Common Stock as set forth in Section 2.03) in accordance with this Article 2 shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered if the Certificate or Book-Entry Share formerly representing such Company Common Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of Buyer that the Tax has been paid or is not applicable, and the Person requesting payment for such Certificate or Book-Entry Share shall have complied with the provisions of the Letter of Transmittal. In the event of a dispute with respect to ownership of any Company Common Shares represented by any Certificate or Book-Entry Share, Buyer and Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration (and any cash in lieu of fractional shares of Buyer Common Stock as set forth in Section 2.03) represented by such Certificate or Book-Entry Share and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claims thereto.

(c) All shares of Buyer Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if ever a dividend or other distribution is declared by Buyer in respect of the Buyer Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Buyer Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of the Buyer Common Stock shall be paid to any holder of any unsurrendered Certificate or Book-Entry Share until such Certificate (or affidavit of loss and/or a bond in such amount as may be required in each case by Buyer or the Exchange Agent in lieu of such Certificate) or Book-Entry Share is surrendered for exchange in accordance with this Article 2. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss and/or a bond in such amount as may be required in each case by Buyer or the Exchange Agent in lieu of such Certificate(s)) or Book-Entry Share, there shall be issued and/or paid to the holder of the certificates representing whole shares of Buyer Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Buyer Common Stock and not paid, and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Buyer Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(d) Buyer (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as Buyer is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be remitted to the appropriate Governmental Authority and upon such remittance shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Buyer or the Exchange Agent, as applicable.

Section 2.08. Plan of Reorganization. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a)(1) of the Code, and that this Agreement shall constitute a “plan of reorganization”

within the meaning of Treasury Regulations Section 1.368-2(g). Each party to this Agreement agrees to treat the Merger as a reorganization within the meaning of Section 368(a)(1) of the Code and agrees to treat this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g), unless and until there is a determination, within the meaning of Section  1313 of the Code, that such treatment is not correct.

Section 2.09. Anti-Dilution Provisions. In the event that before the Effective Time Buyer changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend or distribution, recapitalization, reclassification, exchange or similar transaction with respect to the outstanding Buyer Common Stock, the Exchange Ratio shall be equitably adjusted.

Section 2.10. No Further Ownership Rights. All shares of Buyer Common Stock issued upon conversion of Company Common Shares in accordance with the terms hereof (as well as any cash paid pursuant to Sections 2.03 and 2.04) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Shares or Company Options; subject, however, to the Surviving Entity’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Company in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF COMPANY AND COMPANY BANK

Section 3.01. Making of Representations and Warranties.

(a) On or prior to the date hereof, the Company Parties have delivered to the Buyer Parties a schedule (the “Company Party Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article 3 or to one or more of a Company Party’s covenants contained in Article 5; provided, however, that nothing in the Company Party Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or a warranty unless such schedule identifies the exception with reasonable detail.

(b) Except as set forth in the Company Party Disclosure Schedule (subject to Section 9.13), each Company Party hereby represents and warrants, jointly and severally, to Buyer as follows in this Article  3.

Section 3.02. Organization, Standing and Authority.

(a) Company is a Michigan corporation duly incorporated, validly existing and in good standing under the Laws of the State of Michigan, and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Company has full corporate power and authority to carry on its business as now conducted. Company is duly licensed, registered or otherwise qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property and/or assets or the conduct of its business requires such licensing, registration, qualification, except where the failure to be so licensed, registered, qualified or in good standing has not had, and is not reasonably likely to have, a Material Adverse Effect on Company.

(b) Company Bank is a Michigan state-chartered bank duly organized, validly existing and in good standing under the Laws of the State of Michigan, the deposits of which are insured by the FDIC. Company Bank has full power and authority to own, lease and operate its properties and assets and to engage in the business and activities now conducted by it. Company Bank is duly licensed, registered, qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such licensing, registration or qualification, except where the failure to be so licensed, registered or qualified or in good standing has not had, and is not reasonably likely to have, a Material Adverse Effect on Company. Company Bank is a member in good standing of the Federal Home Loan Bank of Indianapolis.

Section 3.03. Capitalization.

(a) The authorized capital of Company consists solely of (i) 4,000,000 Company Common Shares, of which, as of January 3, 2018, 1,247,747 shares are issued and outstanding and (ii) 2,000,000 shares of Company Preferred Shares, of which, as of the date of this Agreement, 8,250 shares have been designated as “Senior Non-Cumulative Perpetual Preferred Stock, Series A”, zero (0) shares of which are issued and outstanding. As of January 3, 2018, no Company Common Shares or Company Preferred Shares were reserved for issuance, except for 101,500 Company Common Shares reserved for issuance upon the exercise of Company Options There are no Company Common Shares or Company Preferred Shares held by any Subsidiary of Company. All of the outstanding Company Common Shares are, and all Company Common Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and have not been and shall not be, as applicable, issued in violation of, nor are they nor shall they be, as applicable, subject to, preemptive rights held by any Person. All shares of Company’s capital stock issued and outstanding have been issued in compliance with, and not in violation of, any applicable federal or state securities Laws. The Closing Date Share Certification will accurately set forth the number of Company Common Shares (including Company Common Shares underlying Company Options) and Company Preferred Shares issued and outstanding immediately prior to the Effective Time. Company Party Disclosure Schedule 3.03(a) sets forth a complete and accurate list, as of the date of this Agreement, of (i) the number of Company Common Shares issued under the Company Equity Plan, the number of Company Common Shares subject to outstanding Company Options and the number of Company Common Shares reserved for future issuance for Company Options and (ii) all outstanding Company Options, indicating, with respect to each such award, the name of the holder thereof, the number of Company Common Shares subject to such award and, to the extent applicable, the exercise price, expiration date, the date of grant and the vesting schedule. Company has provided to Buyer complete and accurate copies of the Company Equity Plans and the forms of all award agreements related thereto.

(b) Except as set forth in Company Party Disclosure Schedule 3.03(b), there are no outstanding shares of capital stock of any class of Company or any of its Subsidiaries, or any options, warrants or other similar rights, convertible or exchangeable securities, “phantom equity” rights, stock appreciation rights, equity based performance units, agreements, arrangements, commitments or understandings, in each case, to which Company or any of its Subsidiaries is a party of any character relating to the issued or unissued shares of capital stock or other securities of Company or any Subsidiary of Company or obligating Company or any Subsidiary of Company to issue (whether upon conversion, exchange or otherwise) or sell any shares of capital stock of, or other equity interests in or other securities of, Company or any Subsidiary of Company. Other than as expressly provided in the ESOP, there are no obligations of Company or any Subsidiary of Company to repurchase, redeem or otherwise acquire any of Company’s or its Subsidiaries’ capital stock or any other securities of Company or any Subsidiary of Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary. Other than the Voting Agreements and the ESOP, there are no agreements, arrangements or other understandings with respect to the voting of Company’s capital stock to which Company is a party and to the Knowledge of Company as of the date hereof, no such agreements between any Persons exist. There are no other agreements or arrangements under which Company is obligated to register the sale of any of its securities under the Securities Act. Except as set forth on Company Party Disclosure Schedule 3.03(b), since December 31, 2016 through the date hereof, Company has not (A) issued shares of capital stock of Company, (B) issued or awarded any Company Options, (C) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more of its Subsidiaries, any shares of capital stock of Company or any of its Subsidiaries or (D) declared, set aside, made or paid to the holders of Company Common Shares dividends or other distributions on the outstanding Company Common Shares.

(c) Set forth in Company Party Disclosure Schedule 3.03(c) is a true, correct and complete list of all outstanding bonds, debentures, notes, trust preferred securities or other similar obligations that the Company Parties or any of their Subsidiaries have issued. Except as set forth in Company Party Disclosure Schedule 3.03(c), no Voting Debt of the Company Parties or any of their Subsidiaries is issued or outstanding. All outstanding bonds, debentures, notes, trust preferred securities or other similar obligations of the Company Parties or any of their Subsidiaries were issued in compliance in all material respects with all Laws. Except as set forth in Company Party Disclosure Schedule 3.03(c) or otherwise in this Section 3.03(c), no Subsidiary of Company has issued securities held by any entity other than Company or a Subsidiary of Company.

Section 3.04. Subsidiaries.

(a) Company Party Disclosure Schedule 3.04(a) sets forth a complete and accurate list of all Subsidiaries of the Company Parties, including such Subsidiary’s jurisdiction of formation. Except as set forth in Company Party Disclosure Schedule 3.04(a), (i) Company owns, directly or indirectly, all of the issued and outstanding equity securities of each of its Subsidiaries, (ii) no equity securities of any Subsidiary of Company are or may become required to be issued (other than to Company) by reason of any contractual right or otherwise, (iii) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Company or a wholly-owned Subsidiary of Company), (iv) there are no contracts, commitments, understandings or arrangements relating to Company’s rights to vote or to dispose of such securities, (v) all of the equity securities of each such Subsidiary are held by Company, directly or indirectly, are duly authorized, validly issued, fully paid and non-assessable, are not subject to preemptive or similar rights, (vi) all of the equity securities of each Subsidiary that is owned, directly or indirectly, by Company or any Subsidiary thereof, are free and clear of all Liens, other than restrictions on transfer under applicable securities Laws, and (vii) no Subsidiary is subject to any order (formal or informal), guidance, restriction or other impairment of its ability to undertake its operations and effect transactions that are normal and customary for its business.

(b) Neither Company (other than with respect to its ownership of Company Bank) nor any of its Subsidiaries owns, beneficially or of record, either directly or indirectly, any shares or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)), credit union, savings and loan holding company, bank holding company, insurance company, mortgage or loan broker or any other financial institution.

(c) Each Subsidiary of Company has been duly organized and qualified and is in good standing under the Laws of its state of incorporation or organization and is duly licensed, registered or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property and assets or the conduct of its business requires such licensing, registration or qualification, except where the failure to be so licensed, registered or qualified or in good standing has not had, and would not be material. A complete and accurate list of all such jurisdictions is set forth in Company Party Disclosure Schedule 3.04(c).

(d) Company Party Disclosure Schedule 3.04(d) sets forth a complete and accurate list of all any equity securities or similar interests of any Person or any interest in a partnership or joint venture, beneficially owned, directly or indirectly by Company or any of its Subsidiaries (other than securities of Subsidiaries of Company). Except as set forth on Company Party Disclosure Schedule 3.04(d), the Merger, Bank Merger, this Agreement and the transactions contemplated hereby will not violate the any of the terms of, result in a default of, or are prohibited by the articles of incorporation, bylaws or equivalent organizational documents of any such partnership or joint venture that Company or any of its Subsidiaries beneficially owns, directly or indirectly, equity securities or similar interests.

(e) Company Bank is an “insured bank” as defined in the FDIA and is a Michigan-state chartered nonmember bank whose primary federal regulator is the FDIC.

Section 3.05. Corporate Power.

(a) Company and each of its Subsidiaries has the power and authority to carry on its business as it is now being conducted and to own all of its property and assets. Each Company Party has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject only to receipt of all necessary approvals of Governmental Authorities, the Regulatory Approvals, the Requisite Company Shareholder Approval and the Company Bank Shareholder Approval, the other consents listed on Company Party Disclosure Schedules 3.07(b), 3.13(c) and 3.31(d).

(b) Company has made available to Buyer a complete and correct copy of its articles of incorporation and bylaws or equivalent organizational documents, each as amended to date, of Company and each of its Subsidiaries, the minute books of Company and each of its Subsidiaries, and the share ledgers and share transfer books of Company and each of its Subsidiaries. Neither Company nor any of its Subsidiaries is in violation of any of the terms of such entity’s articles of incorporation, bylaws or equivalent organizational documents, each as amended to date. The minute books of Company and each of its Subsidiaries contain records of all meetings held by, and all other corporate or other company actions of, their respective shareholders, members or partners and boards of directors (including committees of their respective boards of directors) or other governing bodies, which records are complete and accurate in all material respects. The equity ledgers and the equity transfer books of Company and each of its Subsidiaries contain complete and accurate records of the ownership of the equity securities of Company and each of its Subsidiaries, subject to any pending transfers of Company Common Shares.

Section 3.06. Corporate Authority. Subject only to the receipt of the Requisite Company Shareholder Approval with respect to the Merger, and receipt of Company Bank Shareholder Approval with respect to the Bank Merger, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of the Company Parties and Company Board and Company Bank’s board of directors on or prior to the date hereof. Company Board has directed that this Agreement be submitted to Company’s shareholders for approval at the Company Meeting and, except for the receipt of the Requisite Company Shareholder Approval in accordance with the MBCA and Company’s articles of incorporation and bylaws and the receipt of Company Bank Shareholder Approval, no other corporate proceedings on the part of Company, Company Bank or any of their Subsidiaries (including any vote of the shareholders of Company or Company Bank) is required by Law, the articles of incorporation or bylaws of each of the Company Parties, or otherwise to approve this Agreement and the transactions contemplated hereby. Each of the Company Parties has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by the Buyer Parties, this Agreement constitutes a valid and legally binding obligation of the Company Parties, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) or 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and other applicable authority of bank regulators).

Section 3.07. Regulatory Approvals; Non-Contravention; No Defaults.

(a) Except as set forth in Company Party Disclosure Schedule 3.07(a), no consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery or performance by the Company Parties of this Agreement or to consummate the transactions contemplated hereby, except for: (i) filings of applications or notices with, and consents, approvals or waivers by the FRB, the OCC, the FDIC and DIFS; (ii) filing the DE Certificate of Merger with the Delaware Secretary of State; (iii) filing the MI Certificate of Merger with the Michigan Director; (iv) filing with the SEC of the Proxy Statement-Prospectus and the Registration Statement and declaration of effectiveness of the Registration Statement; (v) making any notices to or filings with the SBA; (vi) making any notices or filings with state licensing or regulatory authorities; (vii) making any notices or filings and awaiting the expiration or early termination of the waiting period under the HSR Act, if any is required; (viii) making any filings with and obtaining any consents in connection with compliance with the applicable provisions of the rules and regulations of any applicable industry self-regulatory organization, including approvals from FINRA and any relevant state regulator in connection with a change of control of any Company Subsidiaries that are broker-dealers, or that are required under consumer finance, mortgage banking and other similar Laws; and (ix) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states.

(b) Subject to the receipt of the approvals referred to in Section 3.07(a), the Requisite Company Shareholder Approval and the Company Bank Shareholder Approval, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) by the Company Parties do not and will not (i) constitute a breach or violation of, or a default under, the respective articles of incorporation, bylaws or similar governing documents of Company, Company Bank, or any of their respective Subsidiaries, (ii) except as would not be material, violate any Law or obligation imposed by any Governmental Authority applicable to Company or any of its Subsidiaries, or any of their respective properties or assets, (iii) except as set forth in Company Party Disclosure Schedule 3.07(b), conflict with, result in a breach or violation of any provision of, or the loss of any benefit under, or a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the creation of any Lien under, result in a right of termination or the acceleration of any right or obligation under, any permit, license, credit agreement, indenture, loan, deed of trust, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation of Company or any of its Subsidiaries or to which Company or any of its Subsidiaries, or their respective properties or assets is subject or bound, or (iv) except as set forth in Company Party Disclosure Schedule 3.13(c), require the consent or approval of any third party or Governmental Authority under any such Law, credit agreement, indenture, loan, deed of trust, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation, with only such exceptions in the case of clause (iii), as would not reasonably be expected to have a Material Adverse Effect on Company.

(c) As of the date hereof, Company has no Knowledge of any reason why the Regulatory Approvals referred to in Section 6.01(b) will not be received in customary time frames from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement.

Section 3.08. Financial Statements; No Undisclosed Material Liabilities

(a) Prior to the execution of this Agreement, Company has delivered to Buyer true and complete copies of the following financial statements (which are set forth in Company Party Disclosure Schedule 3.08(a)): (i) Company’s consolidated audited balance sheets as of December 31, 2016, 2015 and 2014 and the related consolidated audited statements of operations, shareholders’ equity and cash flows for the fiscal years then ended (the “Company Audited Financial Statements”), together with a true and correct copy of the report on such audited information by Company’s independent accountants, and all letters from such accountants with respect to the results of such audits; (ii) Company’s consolidated unaudited balance sheets as of September 30, 2017 and the related consolidated unaudited statements of operations for the nine-month period then ended (the “Company Unaudited Financial Statements”); and (iii) call reports for Company Bank as of the close of business on December 31, 2016, 2015, and 2014 and September 30, 2017. The Company Audited Financial Statements and the Company Unaudited Financial Statements are sometimes hereinafter collectively referred to as the “Company Financial Statements”. All such Company Financial Statements were prepared in accordance with GAAP consistently applied and fairly present (subject, in the case of the Company Unaudited Financial Statements, to normal and recurring year-end adjustments which will not, individually or in the aggregate, be materially adverse and to the absence of footnote disclosures that, if presented, would not differ materially from those included in the most recent Company Audited Financial Statements) in all material respects its financial condition and results of operations at and as of the respective dates thereof and for the respective periods covered thereby.

(b) Neither Company nor any of its Subsidiaries has any liabilities or obligations of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that (i) are reflected or reserved against on the latest Company Audited Financial Statement, (ii) were incurred in the Ordinary Course of Business, (iii) are incurred in connection with this Agreement and the transactions contemplated hereby or (iv) are set forth in Company Party Disclosure Schedule 3.08(b).

(c) Each of Company and its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls, which provide assurance that: (A) transactions are executed with management’s authorization; (B) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Company in accordance with GAAP and to maintain accountability for Company’s consolidated assets; (C) access to Company’s assets is permitted only in accordance with management’s authorization; (D) the reporting of Company’s assets is compared with existing assets at regular intervals; and (E) accounts, notes and other receivables and assets are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Such records, systems, controls, data and information of Company and its Subsidiaries is recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries. The corporate record books of Company and its Subsidiaries are complete and accurate in all material respects and reflect all meetings, consents and other actions of the boards of directors and shareholders of Company and its Subsidiaries, respectively.

(d) Since January 1, 2015, neither Company nor any of its Subsidiaries nor to Company’s Knowledge, any director, officer, employee, auditor, accountant or representative of Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding a material weakness, significant deficiency or other defect or failure in the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

Section 3.09. Regulatory Reports.

(a) Since January 1, 2015, Company and its Subsidiaries have duly and timely filed with the FRB, the FDIC, the DIFS and any other applicable Governmental Authority, in correct form, the reports, statements and other documents required to be filed under applicable Laws and regulations, together with any amendments required to be made including any report or statement required to be filed pursuant to the Laws of the United States, any state or political subdivision, any foreign jurisdiction, or any other Governmental Authority, have been so filed, and Company and each of its Subsidiaries have paid all fees and assessments due and payable in connection therewith. All such reports were, in all material respects, complete and accurate and in compliance with the requirements of applicable Laws and regulations. No report, including any report filed with the FDIC, the FRB, DIFS or any other applicable Governmental Authority, and no report or offering materials made or given to shareholders of Company or Company Bank since January 1, 2015, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No report, including any report filed with the FDIC, the FRB, the DIFS or other Governmental Authority, and no report or offering materials made or given to shareholders of Company or Company Bank to be filed or disseminated after the date of this Agreement will contain any untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. The Company Financial Statements are supported by and consistent with the general ledger and detailed trial balances of investment securities, loans and commitments, depositors’ accounts and cash balances on deposit with other institutions, true and complete copies of which have been made available to Buyer. The call reports of Company Bank and the accompanying schedules as filed with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2014, through the Closing Date have been, and will be, prepared in accordance with applicable regulatory requirements, including applicable regulatory accounting principles and practices through periods covered by such reports.

(b) Except as set forth in Company Party Disclosure Schedule 3.09(b) or where such disclosure is prohibited by applicable law, there: (A) is no written, or to the Knowledge of Company, oral unresolved violation or exception by any Governmental Authority relating to any examinations or inspections of Company or any of its Subsidiaries; (B) have been no written, or to the Knowledge of Company, oral formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to Company’s or its Subsidiaries’ business, operations, policies or procedures since December 31, 2014; and (C) is not any pending or, to the Knowledge of Company, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation or review of Company or any of its Subsidiaries. Except as set forth in Company Party Disclosure Schedule 3.09(b) or where such disclosure is prohibited by applicable Law, Company Bank is not subject to any agreement, order, restriction, directive or other requirement imposed by a Governmental Authority related to its operations, activities, business or management.

Section 3.10. Absence of Certain Changes or Events.

(a) Since December 31, 2016, there has not been any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Company or any of their Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, and to Company’s Knowledge as of the date hereof, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to Company or Company Bank in the future.

(b) Except as set forth in Company Party Disclosure Schedule 3.10(b), since December 31, 2016 to the date of this Agreement there has not been: (i) any change by Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable Law or GAAP or regulatory accounting as concurred by Company’s independent accountants; (ii) any declaration, setting aside or payment of any dividend or distribution in respect of any shares of capital stock of Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities; (iii) any increase in or award of or establishment, modification or termination of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, option, equity compensation (including the granting of options, equity appreciation rights, performance awards, restricted stock awards, restricted stock unit awards or deferred stock unit awards), stock purchase or other employee benefit plan or Company Benefit Plan, or any other increase in the compensation or benefits payable or to become payable to any directors, officers or employees of Company or any of its Subsidiaries (other than normal salary adjustments to employees made in the Ordinary Course of Business), or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the Ordinary Course of Business with respect to the compensation or employment of directors, officers or employees of Company or any of its Subsidiaries; (iv) any material election or material changes in existing elections, or adoption or change in any method of Tax accounting, made by Company or any of its Subsidiaries for federal or state Tax purposes; (v) any material change in the credit policies or procedures of Company or any of its Subsidiaries implemented for any reason other than to comply with Law, the effect of which was or is to make any such policy or procedure less restrictive in any material respect; (vi) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than Investment Securities or loans and loan commitments (including Loans) purchased, sold, made or entered into in the Ordinary Course of Business; (vii) any lease of real or personal property entered into, other than in connection with foreclosed property; or (viii) any action that, if taken after the date hereof, would constitute a breach of Section 5.01.

Section 3.11. Legal Proceedings.

(a) Except as set forth in Company Party Disclosure Schedule 3.11 there are no civil, criminal, administrative or regulatory actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, default or breach, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature (each, an “Action”) pending or, to Company’s Knowledge, threatened against Company or any of its Subsidiaries or to which Company or any of its Subsidiaries is a party, including any such actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, default or breach, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company or in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against Company or any Subsidiary of Company having, or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company or on the Surviving Entity.

Section 3.12. Compliance with Laws.

(a) Company and each of its Subsidiaries is, and have been since January 1, 2015, in compliance in all material respects with all applicable federal, state, local and foreign Laws applicable thereto or to the employees conducting such businesses, including Laws related to data protection or privacy, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Community Reinvestment Act, the USA PATRIOT Act, the Dodd-Frank Act, the Gramm-Leach-Bliley Act of 1999, the Bank Secrecy Act, the Truth in Lending Act, the Servicemembers Civil Relief Act, the Right to Financial Privacy Act, the BHC Act, the Sarbanes-Oxley Act of 2002, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Fair Credit Reporting Act (as amended by the Fair and Accurate Credit Transactions Act of 2003), all other applicable fair lending Laws and other applicable Laws relating to discriminatory business practices or the regulations implementing such statutes, regulations promulgated by the Consumer Financial Protection Bureau, all other applicable Money Laundering Laws, fair lending Laws and other federal, state, local and foreign Laws relating to discriminatory lending, financing, leasing or business practices, all agency requirements relating to the origination, sale, servicing, administration and collection of mortgage loans, commercial loans and consumer loans and all state usury Laws and federal Laws concerning interest rates.

(b) Neither Company, its Subsidiaries (nor to the Knowledge of Company any of their respective directors, executives, officers, employees or representatives) (i) used any corporate funds of Company or any of its Subsidiaries or Affiliates for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds of Company or any of its Subsidiaries or Affiliates, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Company or any of its Subsidiaries or Affiliates, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any of its Subsidiaries or Affiliates, (v) established or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries or its Affiliates, (vi) made any fraudulent entry on the books and records of Company or any of its Subsidiaries or Affiliates or (vii) violated or is in violation of the money laundering Laws of any jurisdiction and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving Company or any of its Subsidiaries or Affiliates with respect to the Money Laundering Laws is pending or, to the Knowledge of Company, threatened. The board of directors of Company Bank has adopted and Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

(c) Except as required by the Bank Secrecy Act, to the Knowledge of Company, no employee of Company or any of its Subsidiaries or Affiliates has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law by Company or any of its Subsidiaries or any employee thereof acting in its capacity as such. Neither Company nor any of its Subsidiaries nor any officer, employee, contractor, subcontractor or agent of Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee of Company or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).

(d) The Company Parties, their Subsidiaries and all partnerships, joint ventures or any other entities in which the Company Parties have a beneficial equity interest and their respective employees have all material permits, licenses, authorizations, orders and approvals of, and each has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, except where the absence of such permit, license, authorization, order or approval is not material. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company’s Knowledge, no suspension or cancellation of any of them is threatened, except where the absence of such permit, license, authorization, order or approval is not material. The Company Parties do not have any approved but unopened offices or branches.

(e) Except as set forth in Company Party Disclosure Schedule 3.12(e), where such disclosure is prohibited by applicable Law or as would not be reasonably expected to be material, neither Company nor Company Bank has received, since January 1, 2015 to the date hereof, written or, to Company’s Knowledge, oral notification from any Governmental Authority (i) asserting that it is not in compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor to the Company’s Knowledge do any grounds for any of the foregoing exist).

Section 3.13. Company Material Contracts; Defaults.

(a) Except as set forth in Company Party Disclosure Schedule 3.13(a), as of the date hereof, neither Company nor any of its Subsidiaries or Affiliates is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral): (i) with respect to the employment or compensation of any Company or Subsidiary directors, officers or employees (whether current or for which liability remains outstanding), including any bonus, option, change in control, transaction bonus, phantom equity, restricted shares, equity appreciation right or other employee benefit or compensation agreements or arrangements; (ii) which would entitle any present or former director, officer or employee of Company or any of its Subsidiaries to indemnification from Company or any of its Subsidiaries or liability insurance coverage; (iii) which, upon the execution or delivery or shareholder adoption of this Agreement, or the consummation of the transactions hereby, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefit (whether change-of-control, severance pay or otherwise) becoming due from Company, Company Bank, the Surviving Entity, Buyer Bank or any of their respective Subsidiaries to any officer, director or employee thereof, or which would otherwise provide for a payment or benefit to such Person upon a change-of-control; (iv) the liabilities or benefits of which will be increased, or the vesting of benefits or payments of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (v) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of Company or any of its Subsidiaries; (vi) related to the borrowing by Company or any of its Subsidiaries of money other than those entered into in the Ordinary Course of Business or between Company and any of its Subsidiaries and any guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the Ordinary Course of Business; (vii) relating to the lease of real property or personal property having a value in excess of $50,000 per annum; (viii) relating to any joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any material partnership or joint venture with any third parties or which limits payments of dividends; (ix) which relates to capital expenditures and involves future annual payments by Company or any of its Subsidiaries in excess of $50,000 individually or $500,000 in the aggregate, (x) which relates to the disposition or acquisition of material assets or any material interest in any business enterprise, in each case, outside the Ordinary Course of Business of Company or any of its Subsidiaries; (xi) which is not terminable on sixty (60) days or less notice and involving the payment of more than $50,000 per annum; (xii) which contains a non-compete, exclusive dealing or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business, in any geographic area or with any Person, by Company, Company Bank or any of their respective Affiliates or upon consummation of the Merger and/or the Bank Merger will materially restrict the ability of the Surviving Entity or Buyer Bank, as applicable, or any of their Affiliates to engage in any line of business, in any geographic area or with any Person, or which limits or purports to limit the ability of Company or any of its Subsidiaries (or, following consummation of the transactions contemplated hereby, Buyer or any of its Subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business; (xiii) pursuant to which Company or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity; (xiv) that transfers any Intellectual Property rights (other than non-exclusive licenses to generally available commercial software), by way of assignment, license, sublicense, agreement or other permission, to or from Company or any of its Subsidiaries and that is material (for the avoidance of doubt, any Patents shall be deemed material); (xv) to which any Governmental Authority was a party thereto; (xvi) that provide for indemnification, contribution or any guaranty in favor of any officer or director or that were not entered into in the ordinary course of business; (xvii) which provide for payments or benefits which, together with other payments or benefits payable such Person, might render any portion of any such payments or benefits subject to disallowance of deduction therefor as a result of the application of Section 280G of the Code or which provides for a “gross up” or indemnification for Taxes; or (xviii) which would prohibit or materially delay the consummation of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) is set forth in Company Party Disclosure Schedule 3.13(a) and is referred to herein as a “Company Material Contract.” Company has previously made available to Buyer true, complete and correct copies of each such Company Material Contract, including any and all amendments and modifications thereto.

(b) (i) Each Company Material Contract is valid and binding on Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had, or is not reasonably likely to have, a Material Adverse Effect on Company; and (ii) neither Company nor any of its Subsidiaries is in default, nor to the Company’s Knowledge has any event occurred that with the giving of notice or the passage of time or both would constitute a default by Company or any of its Subsidiaries which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by another party under, or in any manner release any party thereto from any obligation under, any Company Material Contract or other material agreement, commitment, arrangement, Lease, Insurance Policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which its assets, business, or operations receives benefits, and, to Company’s Knowledge, no other party thereto is in default, nor has any event occurred that with the giving of notice or the passage of time or both would constitute a default by any other party thereto or that would give rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by Company or any of its Subsidiaries under, or in any manner release any party thereto from any obligation under any such Company Material Contract or other material agreement, commitment, arrangement, Lease, Insurance Policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which its assets, business, or operations receives benefits, except in each case to the extent that such default or event of default has not had, and is not reasonably likely to have, a Material Adverse Effect on Company. No material power of attorney or similar authorization given directly by Company or any of its Subsidiaries is currently outstanding.

(c) Company Party Disclosure Schedule 3.13(c) sets forth a true and complete list of all Company Material Contracts pursuant to which consents, waivers or notices are or may be required to be given thereunder, in each case, prior to the consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

Section 3.14. Agreements with Regulatory Agencies. Except where such disclosure is prohibited by applicable Law, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2014, a recipient of any supervisory letter from, or since December 31, 2014, have adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Authority that currently restricts in any respect the conduct of their business or that in any manner relates to their capital adequacy, ability to pay dividends, ability to offer banking products or services, credit or risk management policies, management or other business (each, a “Company Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing or, to the Knowledge of Company, orally, since December 31, 2014, by any Governmental Authority or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

Section 3.15. Brokers. Neither Company nor any Subsidiary thereof, nor any of their respective officers or directors has employed any broker or finder or incurred, nor will it incur, any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement (including the Merger and the Bank Merger), except as listed on Company Party Disclosure Schedule 3.15.

Section 3.16. Employee Benefit Plans.

(a) Company Party Disclosure Schedule 3.16(a) sets forth a correct and complete list of all Company Benefit Plans.

(b) Company has delivered correct and complete copies to Buyer of (i) each written Company Benefit Plan, as amended to the Closing, together with financial statements and actuarial reports for the three (3) most recent plan years, if applicable; (ii) each funding vehicle with respect to each Company Benefit Plan, including all amendments; (iii) the most recent and any other determination letter (or advisory or opinion letter, as applicable), ruling or notice issued by any Governmental Authority with respect to each Company Benefit Plan; (iv) the Form 5500 Annual Report (or evidence of any applicable exemption), including all schedules and attachments, for the three (3) most recent plan years for each Company Benefit Plan; (v) the most recent summary plan description and any summary of material modifications thereto which relates to any for each Company Benefit Plan; (vi) any material correspondence with any Governmental Authority regarding any Company Benefit Plan; (vii) complete copies of all ESOP contributions and allocation schedules; (viii) ESOP voting procedures, loan documentation (as applicable) account diversification documentation, distribution forms and notices, committee and trustee minutes and consents, valuation and valuation opinions; (ix) nondiscrimination and coverage testing for three (3) most recent plan years; (x) each other document, explanation or communication which describes any relevant aspect of any Company Benefit Plan that is not disclosed in previously delivered materials; and (xi) any other documents, forms or other instruments reasonably requested by Buyer. A description of any unwritten Company Benefit Plan, including a description of any material terms of such plan, is set forth on Company Party Disclosure Schedule 3.16(b).

(c) Each Company Benefit Plan (i) has been in compliance and currently complies in all material respects in form and in operation with all applicable requirements of ERISA, the Code or any other applicable Law, and has been operated in accordance with its terms, (ii) has been and is operated and funded in such a manner as to qualify, where appropriate, for both federal and state purposes, for income tax exclusion to its participants, tax-exempt income for its funding vehicle, and the allowance of deductions and credits with respect to contributions thereto and (iii) that is intended to be qualified under Section 401(a) of the Code has received a determination letter (or may rely on an opinion or advisory letter) from the Internal Revenue Service that such Company Benefit Plan is so qualified, and nothing has occurred since the date of such determination that would cause such determination letter to become unreliable.

(d) None of Company, any predecessor that operated the business of Company or any Company Plan Affiliate has at any time participated in or made contributions to or has had or may reasonably be expected to have any other liabilities or potential liabilities (contingent or otherwise) with respect to an “Company Benefit Plan” (as defined in Section 3(3) of ERISA) which is or was (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Code Section 413(c)), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) subject to Section 302 or Title IV of ERISA or Section 412 of the Code, or (v) a “voluntary employees’ beneficiary association” within the meaning of Section 509(c)(9) of the Code or other funding arrangement for the provision of welfare benefits (such disclosure to include the amount of any such funding).

(e) With respect to each other Company Benefit Plan, all contributions, payments, premiums, expenses, reimbursements or accruals for all periods ending prior to or as of the Effective Time (including periods from the first day of the then current plan year to the Effective Time) have been timely made to each Company Benefit Plan or accrued in accordance with GAAP on the Company Financial Statements.

(f) There are no actions, suits, investigations or claims pending or, to the knowledge of Company, threatened with respect to any Company Benefit Plan, or the assets thereof (other than routine claims for benefits) or with respect to Company or any Company Plan Affiliate in connection with any Company Benefit Plan, and there are no facts which could reasonably give rise to any liabilities, action, suit, investigation, or claim against any Company Benefit Plan, Company, any Company Plan Affiliate, any fiduciary or plan administrator or other Person dealing with any Company Benefit Plan or the assets thereof.

(g) No Person has (i) engaged in any non-exempt “prohibited transaction,” within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any Company Benefit Plan, (ii) breached a fiduciary obligation with respect to any Company Benefit Plan or (iii) otherwise has any liabilities for any failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan. The transactions contemplated by this Agreement do not constitute transactions which would subject any such party to either a civil penalty assessed pursuant to part 502(i) of ERISA or the tax or penalty on prohibited transactions imposed by Section 4975 of the Code.

(h) No Company Benefit Plan provides medical, health, life insurance or other welfare-type benefits to retirees or former employees, owners or consultants or individuals who terminate (or have terminated) employment with Company or any Company Plan Affiliate, or the spouses or dependents of any of the foregoing (except for limited continued medical benefit coverage for former employees, their spouses and other dependents as required to be provided under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA (“COBRA”) or applicable similar state Law and at the sole cost of such former employee, spouse or other dependent).

(i) With respect to all tax years prior to the Closing, for which the statute of limitations remains open, the requirements of COBRA and the Health Insurance Portability and Accountability Act of 1996, as amended, and any similar applicable state Laws have been complied with and satisfied with respect to each applicable Company Benefit Plan.

(j) To the Company’s Knowledge, no communication or disclosure has been made that, at the time made, did not accurately reflect the terms and operations of any Company Benefit Plan.

(k) Except as set forth in Company Party Disclosure Schedule 3.16(k), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event): (i) result in any payment or benefit becoming due, or increase the amount of any compensation or benefit due, to any employee or former employee of or other current or prior service provider to Company or any Company Plan Affiliate; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in 280G(b)(1) of the Code; (v) result in the triggering or imposition of any restrictions or limitations on the rights of Company or any other Person to amend or terminate any Company Benefit Plan; or (vi) entitle the recipient of any payment or benefit to receive a “gross up” payment for any income or other Taxes that might be owed with respect to such payment or benefit.

(l) Each Company Benefit Plan that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been in a written form and administered in such a manner that complies with the requirements of Section 409A of the Code and final regulations issued and outstanding thereunder. Neither Company nor any Subsidiary of Company nor Company Plan Affiliate is under an obligation to gross-up any payment due to any Person for additional Taxes due pursuant to Section 409A of the Code.

(m) Each Company Benefit Plan may be amended, terminated, modified or otherwise revised by the plan sponsor, on and after the Closing, without further liability for future accruals to the plan sponsor or Company or the Surviving Entity. Each third party contract, agreement or arrangement with respect to any Company Benefit Plan may be canceled or liquidated with no more than sixty (60) days advance notice, and no such contract, agreement or arrangement assesses a surrender charge, penalty, back-end load or market value adjustment upon cancellation or liquidation.

(n) Company has, for purposes of each relevant Company Benefit Plan, correctly classified those individuals performing services for Company as common Law employees, leased employees, independent contractors or agents of Company and no individual has been improperly excluded from any Company Benefit Plan.

(o) There currently is not and never has been any Company Benefit Plan of Company or any Company Plan Affiliate that is or has been subject to the Laws of a jurisdiction other than the United States.

(p) The Crestmark Employee Stock Ownership Plan (the “ESOP”), the Crestmark Employee Stock Ownership Trust (the “ESOP Trust”), and the trustee of the ESOP Trust have been duly authorized and established by all necessary corporate action on the part of Company and in accordance with applicable laws, regulations, and rulings, and the ESOP and the ESOP Trust have been administered in all material respects in accordance with their respective terms and applicable law. The ESOP Trust is a trust duly formed in accordance with the laws of the State of Michigan. The ESOP is and has been at all times since its inception, in form, an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code and Section 407(d)(6) of ERISA, which, in form, qualifies under Section 401(a) of the Code. The ESOP Trust is now and has at all times since inception been, qualified under Section 501(a) of the Code. The shares of the Company Common Shares held by the ESOP Trust have constituted and constitute “employer securities,” as defined in Section 409(l) of the Code, and “qualified employer securities,” as defined in Section 407(d)(5) of ERISA. As of the Closing, neither Company nor any participant in the ESOP is or may be subject to liability by reason of Section 4979A of the Code. The Company Common Shares held by the ESOP are owned of record and beneficially by the ESOP, free and clear of all encumbrances other than any pledge in favor of Company in connection with ESOP loans evidenced in the ESOP loan agreement by and between Company and the ESOP trustee. Except as disclosed on Company Party Disclosure Schedule 3.16(p), there are no liabilities or existing indebtedness of the ESOP other than the obligation to pay the benefits to the ESOP participants under the ESOP in the ordinary course. No shares of Company Common Shares were acquired by the ESOP in a transaction pursuant to Section 1042 of the Code. All Company contributions to the ESOP were deductible under Section 404 of the Code for the year made. Company and the ESOP have, at all times, complied with the voting requirement of Section 409(e) of the Code. There is no proceeding pending before any Governmental Authority other than a favorable determination letter application with the IRS or, to the Knowledge of Company, threatened against or with respect to the ESOP, the ESOP Trust or the ESOP trustee. There is no judgment, decree or order against the ESOP trustee, the ESOP Trust or the ESOP the ESOP trust or the ESOP trustee that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to materially interfere with the ability of Company to consummate the transactions contemplated by this Agreement.

Section 3.17. Labor Matters.

(a) Since January 1, 2015 through the date hereof: (i) there has not been any union representation or any labor strike, dispute, work stoppage, lockout, or union organizational campaign pending or, to the Knowledge of Company, threatened, against Company; (ii) Company has been in compliance in all material respects with all applicable Laws respecting labor and employment, including provisions thereof relating to fair employment practices (including discrimination, harassment, and retaliation), terms and conditions of employment, workers’ compensation, occupational safety and health requirements, employee classification, plant closings, mass layoffs, wages and hours, withholdings and deductions, disability rights or benefits, equal opportunity, labor relations, concerted activity, employee leave issues and unemployment insurance and related matters; and (iii) there are not and have not been any pending, or, to the Knowledge of Company, threatened, charges or claims against Company or any of its current or former officers, directors, or employees, before any Governmental Authority (including without limitation the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, or any other federal, state or local agency responsible for the prevention or evaluation of unlawful employment practices); (iv) Company has not received written notice of an intent by any such Governmental Authority to investigate Company and, to the Knowledge of Company, no such investigation is in progress; (v) all individuals who have provided services to Company have at all times been accurately classified by Company with respect to such services as common law employees, leased employees, independent contractors or agents, have been properly classified as exempt or non-exempt employees; and have been properly compensated accordingly, as required by applicable Laws; and (vi) the Company is in material compliance with and has not effectuated a “mass layoff,” “plant closing,” “relocation” or “termination,” nor incurred any liability or obligation under, the WARN Act or any state or local equivalent law that remains unsatisfied.

(b) Company Party Disclosure Schedule 3.17(b) sets forth a complete and accurate list of all individuals employed or engaged by Company as of the date hereof, including: (i) name; (ii) job title; (iii) principal work location; (iv) job classification (exempt/non-exempt/contractor); (v) full or part-time status; (vi) whether active, on a leave of absence (including the nature of the leave and anticipated return to work date), or on layoff status; (vi) method and rate of compensation (including salary or hourly rate, bonus eligibility, commission, incentive pay, and/or any other compensation opportunity); (vii) accrued vacation or other paid time off; (viii) any severance pay or other benefit or right upon termination of employment; and (ix) whether said employment is subject to any written agreements, including employment agreements, restrictive covenant agreements, equity or incentive agreements, bonus agreements, labor contracts, or other written terms. Company Party Disclosure Schedule 3.17(b) additionally sets forth a complete and accurate list of any employee terminated from Company within the six (6) months preceding the date hereof, including the information described in (i) through (v) above, and the date of and reason for termination. Company represents that as of the Closing Date, any and all severance, settlement, or other obligations to any former Company employee will be fully satisfied, and Company has delivered to Buyer accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Company employees, as well as all written agreements identified in Company Party Disclosure Schedule 3.17(b).

Section 3.18. Environmental Matters.

(a) Each of Company and its Subsidiaries is in material compliance with all applicable Environmental Laws, including Laws and regulations relating to emissions, discharges, releases and threatened releases of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

(b) During the period of Company’s or any of its Subsidiary’s ownership or operation of any of its properties, or to the Knowledge of Company, prior to such ownership or operation, there has not been any material release of Hazardous Substances in, on, under or affecting any such property. Neither Company nor any of its Subsidiaries is actually or contingently liable for any Release of, threatened Release of or contamination by Hazardous Substances or otherwise under any Environmental Law. There is no pending or, to the knowledge of Company, threatened investigation by any Governmental Authority, nor any pending or, to the knowledge of the Company, threatened Action (x) for alleged material noncompliance (including by any predecessor), with any Environmental Law or (y) relating to any material Release or threatened release into the environment of any Hazardous Substances, occurring at or on a site owned, leased or operated by Company or any of its Subsidiaries, or to Company’s Knowledge, relating to any material release or threatened Release into the environment of any Hazardous Substances, occurring at or on a site not owned, leased or operated by Company or any of its Subsidiaries. “Release” has the meaning set forth in Section 101(22) of CERCLA (42 U.S.C. § 9601(22)), but not subject to the exceptions in Subsections (A) and (D) of 42 U.S.C. § 9601(22).

(c) Company and its Subsidiaries have provided to Buyer all “Phase I,” “Phase II” or other environmental investigation reports prepared since December 31, 2014 in their possession, or to which they have reasonable access, addressing those locations owned, operated or leased by Company or any of its Subsidiaries for which the Company or its Subsidiaries have obtained such reports.

(d) There are no underground storage tanks located on, no polychlorinated biphenyls (“PCB”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by Company, except for the storage of hazardous waste in compliance with Environmental Laws.

(e) To Company’s Knowledge, neither Company nor any of its Subsidiaries has made or participated in any Loan to any Person who is subject to any suit, claim, action, proceeding, investigation or notice, pending or threatened, with respect to (i) any alleged material noncompliance as to any property securing such loan with any Environmental Law, or (ii) the release or the threatened release into the environment of any Hazardous Substances at a site owned, leased or operated by such Person on any property securing such Loan.

Section 3.19. Tax Matters.

(a) Each of Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all income and other material Tax Returns that it was required to file under applicable Laws. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. Except as set forth in Company Party Disclosure Schedule 3.19(a), all material Taxes due and owing by Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid other than Taxes that have been reserved or accrued on the Company Financial Statements and which Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings.

(b) Each of Company and its Subsidiaries have timely withheld and paid over to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and each of Company and its Subsidiaries has complied in all material respects with all information reporting and backup withholding requirements.

(c) There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Company or any of its Subsidiaries.

(d) Except as set forth in Company Party Disclosure Schedule 3.19(d), no federal, state, local or other Tax audits or administrative or judicial Tax proceedings are currently being conducted or, to Company’s

Knowledge, pending with respect to Company or any of its Subsidiaries. There are no pending or to Company’s Knowledge, any other claims or disputes threatened in writing by any Governmental Authority with respect to Taxes relating or attributable to any of Company or its Subsidiaries.

(e) None of Company nor any of its Affiliates has taken or agreed to take any action or knows of any circumstances that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(f) None of Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period has not yet expired.

(g) During the past three (3) years, none of Company or its Subsidiaries has distributed shares of another Person nor had its shares distributed by another Person in a transaction that was purported or intended to governed, in whole or in part, by Section 355 or Section 361 of the Code.

(h) None of the Company or its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c) (2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. None of Company or its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), and (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries), under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or as a result of similar liability, operation of Law, by contract or otherwise.

(i) Company has delivered or made available to Buyer: (i) correct and complete copies of all income and other material Tax Returns required to be filed by each of Company and its Subsidiaries for which the statute of limitations has not expired; (ii) all Tax abatement or similar agreements (or any other agreements) with any Governmental Authority for which any of Company or its Subsidiaries is a party; and (iii) all revenue agent’s reports, notices or proposed notices of deficiency or assessment, audit reports, information document requests, material correspondence and other similar documentation relating to Taxes or Tax Returns of each of Company and its Subsidiaries relating to any period for which the statute of limitations has not expired.

(j) None of Company or its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k) Except as set forth in Company Party Disclosure Schedule 3.19(f), none of Company or its Subsidiaries is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement or arrangement with respect to Taxes (other than (i) ordinary course commercial agreements not primarily related to Taxes, and (ii) agreements exclusively between or among Company and its Subsidiaries), including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority

(l) Company and its Subsidiaries have established adequate reserves in accordance with GAAP for the payment of all Taxes not yet due and payable or that are being contested in good faith.

(m) None of Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Law); (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) method of accounting that defers the recognition of income to any period ending after the Closing Date; or (vii) prepaid income received or accrued on or prior to the Closing Date.

(n) During the past six (6) years, no written claim has been made by any Governmental Authority in a jurisdiction where any of Company or its Subsidiaries does not file Tax Returns and pay Taxes that it is or may be subject to Taxes in such jurisdiction.

Section 3.20. Investment Securities. Company Party Disclosure Schedule 3.20 sets forth as of December 31, 2016, Investment Securities owned by Company, reflecting with respect to all such securities, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity” (as those terms are used in ASC 320), book values and coupon rates, and any gain or loss with respect to any Investment Securities sold during such time period after December 31, 2016. Neither Company nor any of its Subsidiaries owns any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution other than Company Bank.

Section 3.21. Derivative Transactions. Neither Company nor any Subsidiary of Company engages in any Derivative Transactions.

Section 3.22. Regulatory Capitalization. Company Bank is “well-capitalized,” and “well managed” as such terms are defined in the rules and regulations promulgated by the FDIC. Company is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.

Section 3.23. Loans; Nonperforming and Classified Assets.

(a) Company Party Disclosure Schedule 3.23(a) (i) sets forth the aggregate outstanding principal amount of all Loans as of December 31, 2016 and (ii) identifies, as of December 31, 2016, any Loans under the terms of which the obligor was over sixty (60) days delinquent in payment of principal or interest or has been placed on nonaccrual status as of such date.

(b) Company Party Disclosure Schedule 3.23(b) identifies, as of December 31, 2016, each Loan that was classified as “Other Loans Specially Mentioned”, “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Company, Company Bank, or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder as of such date.

(c) Company Party Disclosure Schedule 3.23(c) identifies each asset of Company or any of its Subsidiaries that as of December 31, 2016 was classified as other real estate owned (“OREO”), “other repossessed assets” or as an asset to satisfy Loans and the book value thereof as of the date of this Agreement as well as any assets classified as OREO, “other repossessed assets” or assets to satisfy Loans since December 31, 2016 to the date hereof and any sales of such assets between December 31, 2016 and the date hereof, reflecting any gain or loss with respect to any such assets sold.

(d) Except as would not reasonably be expected to be material, each Loan held in Company’s, Company Bank’s or any of their respective Subsidiaries’ loan portfolio (each a “Company Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, is and has been secured by valid Liens which have been perfected, (iii) to the extent guaranteed, such guarantees are valid and enforceable and (iv) to Company’s and Company Bank’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(e) All currently outstanding Company Loans were solicited, originated, administered, and, currently exist, and the relevant Loan files are being maintained, in material compliance with all applicable requirements of Law, the applicable loan documents, and Company Bank’s lending policies at the time of origination of such Company Loans, and the notes or other credit or security documents with respect to each such outstanding Company Loan are complete and correct in all material respects. To the Company Parties’ Knowledge, there are no oral modifications or amendments or additional agreements related to Company Loans that are not reflected in the written records of Company or Company Bank, as applicable. Except as set forth in Company Party Disclosure Schedule 3.23(e), all such Company Loans are owned by Company or Company Bank free and clear of any Liens (other than Liens by the Federal Reserve Bank of Chicago, the CIT Group/Commercial Services, Inc. and the Federal Home Loan Bank of Indianapolis). No claims of defense as to the enforcement of any Company Loan have been asserted in writing against Company or Company Bank for which there is a reasonable probability of an adverse determination, and neither Company nor Company Bank has any Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable probability of a determination adverse to Company Bank. Except as set forth in Company Party Disclosure Schedule 3.23(e), no Company Loans are presently serviced by third parties.

(f) Neither Company nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates Company or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of Company or any of its Subsidiaries, unless there is a material breach of a representation or covenant by Company or any of its Subsidiaries, and none of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(g) Neither Company nor any of its Subsidiaries is now nor has it ever been since January 1, 2015, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

(h) Neither Company nor any of its Subsidiaries has canceled, released or compromised any Loan, obligation, claim or receivable other than in the Ordinary Course of Business.

(i) Except as set forth in Company Party Disclosure Schedule 3.23(i), the Company Parties have not, since January 1, 2015, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal Loan to or for any director, executive officer, or principal shareholder (or equivalent thereof) of Company or any of its Subsidiaries (as such terms are defined in FRB Regulation O), except as permitted by Regulation O and that have been made in compliance with the provisions of Regulation O. Company Party Disclosure Schedule 3.23(i) identifies any Loan or extension of credit maintained by the Company Parties to which Regulation O applies, and there has been no default on, or forgiveness of waiver of, in whole or in part, any such Loan during the two (2) years preceding the date hereof.

(j) Company and each Subsidiary of Company originating or making loans under or pursuant to loan or loan programs of the SBA or USDA, as applicable, is either an approved “lender,” “certified lender,” or “preferred lender”, as the case may be, under and pursuant to the SBA and USDA loan programs. Company and its Subsidiaries have at all times complied, in all material respects, with the rules and regulations of the loan and loan guarantee programs of each of the SBA and the USDA. Company and its Subsidiaries have complied in all material respects with the applicable provisions of Company’s and its Subsidiaries’ loan guarantee insurance policy with CIT Group, Inc. All Company Loans originated pursuant to or guaranteed by the SBA or USDA were (i) made pursuant to all applicable SBA or USDA (as the case may be) rules and regulations, (ii) met all applicable underwriting criteria necessary to qualify for the loan or loan guarantee programs of the SBA or USDA (as the case may be) and (iii) have been made on standard loan documents approved if required by the appropriate agency. All Company Loans originated pursuant to, guaranteed by or insured by that certain insurance policy between Company and Mason McBride Inc., dated as of September 27, 2017 (the “Company Insurance Policy”) were made pursuant to the Insurance Policy and met all applicable underwriting criteria thereunder. As to each Company Loan which is indicated in the related loan file to be an SBA or USDA guaranteed loan, Company has complied in all material respects with applicable provisions of the guarantee contract and applicable Law, the guarantee is in full force and effect with respect to each such Company Loan, and, to Company’s Knowledge, there does not exist any material event or condition which, but for the passage of time or the giving of notice or both, would reasonably be expected to result in a revocation of any such guarantee or constitute adequate grounds for the SBA or USDA, as applicable, to refuse to provide guarantee payments thereunder. Company has delivered to Buyer a true and complete list of all SBA and USDA loans that are Company Loans indicating the loans for which the guaranteed portion has been sold. Neither Company nor any of its Subsidiaries is in breach of any warranty or representation made by it in connection with its origination and sale of the guaranteed portion of any SBA or USDA loan such that it is, or would reasonably expected to be, obligated to repurchase any such loan.

Section 3.24. Allowance for Loan and Lease Losses. Company’s reserves, allowance for Loan and lease losses and carrying value for real estate owned as reflected in each of the Company Financial Statements, were, in the opinion of management, as of the applicable dates thereof, adequate in all material respects to provide for the possible losses on the applicable items and in compliance with Company’s and Company Bank’s existing methodology for determining the adequacy of its allowance for Loan and lease losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

Section 3.25. Trust Business; Administration of Fiduciary Accounts. Except as set forth on Company Party Disclosure Schedule 3.25, neither Company nor any of its Subsidiaries has offered or engaged in providing any individual or corporate trust services or administers any accounts for which it acts as a fiduciary, including any accounts in which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

Section 3.26. Investment Management and Related Activities. None of Company, any Company Subsidiary or, to the extent relating to their activities with respect to Company or any of its Subsidiaries, any of their respective directors, officers or employees is required to be registered, licensed or authorized under the Laws of any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated Person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales Person or in any similar capacity with a Governmental Authority.

Section 3.27. Repurchase Agreements. With respect to all agreements pursuant to which Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Company or any of its Subsidiaries, as the case may be, has a valid, perfected first Lien in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

Section 3.28. Deposit Insurance. The deposits of Company Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the fullest extent permitted by Law, and Company Bank has paid all premiums and assessments and filed all reports required by the FDIA when due accurately and completely. No proceedings for the suspension, revocation or termination of such deposit insurance are pending or, to Company’s and Company Bank’s Knowledge, threatened.

Section 3.29. Community Reinvestment Act; Bank Secrecy Act; Customer Information Security.

(a) Company and its Subsidiaries have complied in all material respects with the provisions of the Community Reinvestment Act and the rules and regulations thereunder, Company Bank has a Community Reinvestment Act rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of Company, there are no conditions, facts or circumstances that could result in a Community Reinvestment Act rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

(b) There are no conditions, facts or circumstances that could result in Company or its Subsidiaries to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable Money Laundering Law.

(c) Company and its Subsidiaries, as applicable, are the sole owners of all IIPI relating to customers, former customers and prospective customers that will be transferred to Buyer or a Subsidiary of Buyer pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 3.29(c), “IIPI” means any information relating to an identified or identifiable natural person, including, but not limited to “personally identifiable financial information” as that term is defined in 12 CFR Part 1016. Company and its Subsidiaries’ collection and use of such IIPI and the transfer of such IIPI to Buyer or any of its Subsidiaries complies with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy Laws, and any contract or industry standard relating to privacy.

Section 3.30. Transactions with Affiliates. Except as set forth in Company Party Disclosure Schedule 3.30, there are no outstanding amounts payable to or receivable from, or advances by Company or any of its Subsidiaries to, and neither Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, executive officer, one percent (1%) or greater shareholder of Company or any of its Subsidiaries or to any of their respective Affiliates or Associates, or Affiliate of Company or any of its Subsidiaries, or to Company’s or Company Bank’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Company or any of its Subsidiaries and other than deposits held by Company Bank in the Ordinary Course of Business. Except as set forth in Company Party Disclosure Schedule 3.30, neither Company nor any of its Subsidiaries is a party to any transaction or agreement, or is contemplated to be party to any proposed transaction or agreement, with any of its respective directors, executive officers, one-percent (1%) or greater shareholder of Company or any of its Subsidiaries or to any of their respective Affiliates or Associates or other Affiliates of Company or its Subsidiaries other than part of the terms of an individual’s employment or service as a director in the Ordinary Course of Business, and no such Person has had any direct or indirect interest in any property, assets, business or right owned, leased, held or used by Company or its Subsidiaries, other than deposits held by Company Bank in the Ordinary Course of Business. All agreements, and transactions between Company or any Subsidiary of Company and any of their respective Affiliates comply, to the extent applicable, in all material respects with Federal Reserve Act 23A and 23B and Regulation W of the FRB.

Section 3.31. Tangible Properties and Assets.

(a) Company Party Disclosure Schedule 3.31(a) sets forth a true, correct and complete list of all real property owned as of the date of this Agreement by Company and each of its Subsidiaries (“Company Real Property”). Except as set forth in Company Party Disclosure Schedule 3.31(a), Company or its Subsidiaries has marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of Company Real Property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent, (ii) Liens for Taxes and other governmental charges and assessments, which are not yet due and payable, (iii) Liens, easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the Ordinary Course of Business for sums not yet due and payable. Except as set forth on Company Party Disclosure Schedule 3.31(a), there is no pending or, to Company’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature with respect to Company Real Property or other real property that Company or any of its Subsidiaries occupies or has the right to occupy, including a pending or threatened taking of any of such real property by eminent domain, except where such legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation would not be material. True and complete copies of all deeds evidencing ownership of Company Real Property and complete copies of the title insurance policies and surveys, if any, for each Company Real property, together with any mortgages, deeds of trust and security agreements to which such Company Real Property is subject have been furnished or made available to Buyer.

(b) Company Party Disclosure Schedule 3.31(b) sets forth a true, correct and complete schedule as of the date of this Agreement of all leases, subleases, licenses and other material agreements under which Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and neither Company nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. To the Company’s Knowledge there has not occurred any event and no condition exists that would constitute a termination event or a breach by Company or any of its Subsidiaries of, or default by Company or any of its Subsidiaries in, the performance of any covenant, agreement or condition contained in any Lease. To Company’s Knowledge, no lessor under a Lease is in breach or default in the performance of any material covenant, agreement or condition contained in such Lease, except where such breach or default has not had, and would not reasonably be expected to have, a Material Adverse Effect on Company. Company and each of its Subsidiaries have paid all rents and other charges to the extent due under the Leases. Copies that are true and complete in all material respects of all leases for, or other documentation evidencing a leasehold interest in the properties listed in Company Party Disclosure Schedule 3.31(b) have been furnished or made available to Buyer.

(c) Except as would not be material, all buildings, structures, fixtures, building systems and equipment, and all components thereof included in the Company Real Property or the subject of the Leases are in good condition and repair (normal wear and tear excepted) and sufficient for the operation of the business of Company and its Subsidiaries as currently conducted.

(d) Company Party Disclosure Schedule 3.31(d) sets forth a true and complete list of all Leases pursuant to which consents, waivers or notices are or may be required to be given thereunder, in each case, prior to consummation of the Merger, the Bank Merger, and the other transactions by this Agreement.

Section 3.32. Intellectual Property. Company Party Disclosure Schedule 3.32 sets forth a true, complete and correct list of all registered and unregistered Company Intellectual Property.

(a) Company or its Subsidiaries own all right, title and interest in and to, or has a valid license to use all, and with respect to domains and social media accounts, has control over, Company Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off the shelf Software at standard commercial rates). Each item of Company Intellectual Property will be owned or available for use, and may be used, by Company on identical terms and conditions immediately subsequent to the Closing, and Company will not interfere with, infringe upon, misappropriate or otherwise come into conflict with any Intellectual Property rights of any other Person as a result of the ownership or use of such Company Intellectual Property in a manner consistent with the past ownership and use thereof, or as a result of any other activities by Company consistent with the past activities of the business. To Company’s Knowledge, (i) the owners of Company Intellectual Property used by Company pursuant to license, sublicense, agreement or permission have taken all necessary actions to maintain, protect and/or permit the use of such Company Intellectual Property by Company and (ii) there is no default or expected default by any party to, or any intent to terminate or let expire, any material agreement related to Company Intellectual Property.

(b) Except as set for on Company Party Disclosure Schedule 3.32(b), Company Intellectual Property constitutes all of the Intellectual Property used or useful in or necessary to carry on the business of Company and its Subsidiaries as currently conducted. Company is the owner or licensee of all right, title and interest in and to each of the items of Company Intellectual Property, free and clear of all Liens, and have the right to use without payment to any other Person all of Company Intellectual Property other than in respect of licenses listed in Company Party Disclosure Schedule 3.32(b). Except as set for on Company Party Disclosure Schedule 3.32(b), Company and its Subsidiaries have not embedded or permitted to be embedded any open source, copyleft or community source code in any of its products or services generally available or in development, including any libraries, that provides for or permits such code or any of Company Intellectual Property’s proprietary code to be distributed or made available in source form or dedicated to the public. In addition, Company and its Subsidiaries have taken reasonable steps to maintain, protect and preserve Company Intellectual Property.

(c) Company Intellectual Property purported to be owned by Company or its Subsidiaries is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Company nor any of its Subsidiaries has received any written or, to Company’s Knowledge, oral, notice challenging the validity or enforceability of any such Company Intellectual Property.

(d) None of Company or any of its Subsidiaries is, nor will any of them be as a result of the execution and delivery of this Agreement or the performance by Company or any of its Subsidiaries of its obligations hereunder, in violation of any material licenses, sublicenses and other agreements as to which Company or any of its Subsidiaries is a party and pursuant to which Company or any of its Subsidiaries is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets, computer software or other intellectual property, and neither Company nor any of its Subsidiaries has received notice challenging Company’s or any of its Subsidiaries’ license or legally enforceable right to use any such third-party intellectual property rights, and the consummation of the transactions contemplated hereby will not result in the loss or impairment of the right of Company or any of its Subsidiaries (or Buyer or Buyer Bank after consummation of the transactions contemplated by this Agreement) to own or use any Company Intellectual Property.

(e) Company and its Subsidiaries have not interfered with, infringed upon, misappropriated, or otherwise violated any material Intellectual Property rights of any other Person, and Company or any of its Subsidiaries have never received any written charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any other Person). To Company’s Knowledge no other Person has interfered with, infringed upon, misappropriated or otherwise violated any Company Intellectual Property rights owned by, or licensed to, Company or any of its Subsidiaries.

(f) Set forth on Company Party Disclosure Schedule 3.32(f) is a complete and accurate list and summary description, including any royalties or other amounts paid or received by Company or its Subsidiaries, and Company has delivered to Buyer accurate and complete copies, of all contracts relating to Company Intellectual Property (other than non-exclusive licenses to generally available off-the-shelf commercial software). There are no outstanding and to Company’s Knowledge, no threatened disputes or disagreements with respect to any such contract. Included in Company Party Disclosure Schedule 3.32(f) is a list of all items of Company Intellectual Property which is or has been used or proposed for use in or in connection with, is useful, reasonably necessary, or otherwise related to the business that is licensed by Company or any of its Subsidiaries (“Licensed Business Intellectual Property”) and the owner or licensee of each such item of Licensed Business Intellectual Property (other than non-exclusive licenses to generally available commercial software).

(g) Company Party Disclosure Schedule 3.32(g) contains a complete and accurate list and summary description of all Patents included in Company Intellectual Property.

(h) Company’s and each of its Subsidiaries’ respective IT Assets: (i) operate and perform in all material respects as required by Company and each of its Subsidiaries in connection with their respective businesses and (ii) to Company’s Knowledge, have not materially malfunctioned or failed since January 1, 2015. Company and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices.

(i) Except as set forth in Company Party Disclosure Schedule 3.32(i), Company and each of its Subsidiaries (i) is compliant with all applicable privacy Laws, and their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees and (ii) at no time since January 1, 2015 has received any notice asserting any violations of any of the foregoing. The transfer of all such personal data and nonpublic personal information to Buyer’s control in connection with the consummation of the transactions contemplated hereby shall not violate any such Laws, privacy policies or commitments.

Section 3.33. Insurance. Company Party Disclosure Schedule 3.33 identifies as of the date of this Agreement all of the material insurance policies, binders, or bonds currently maintained by Company and its Subsidiaries (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $500,000. Company and each of its Subsidiaries is insured with reputable insurers against such risks and in such amounts as the management of the Company Parties reasonably have determined to be prudent in accordance with industry practices and all the Insurance Policies are in full force and effect, neither Company nor any Subsidiary has received notice of cancellation of any of the Insurance Policies or otherwise has Knowledge that any insurer under any of the Insurance Policies has expressed an intent to cancel any such Insurance Policies, and neither Company nor any of its Subsidiaries is in default thereunder and all known claims thereunder have been filed in due and timely fashion. Company has not received written notice that any insurer under any such Insurance Policy (i) is denying liability with respect to a claim thereunder or defending under a reservation of rights clause or (ii) has filed for protection under applicable bankruptcy or insolvency Laws or is otherwise in the process of liquidating or has been liquidated. Company does not have or maintain any self-insurance arrangement.

Section 3.34. Deposits. All of the deposits held by Company Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (a) all applicable policies, practices and procedures of Company Bank, and (b) all applicable Laws, including Money Laundering Laws and anti-terrorism, or embargoed persons requirements.

Section 3.35. Disaster Recovery and Business Continuity. Company and its Subsidiaries have developed and implemented a contingency planning program in accordance with best industry standards to evaluate the effect of significant events that may adversely affect the customers, assets, or employees of Company and its Subsidiaries. To Company’s Knowledge, such program ensures that Company and its Subsidiaries can recover its mission critical functions, and such program complies in all material respects with the requirements of the FFIEC, the FDIC and Law. Company has furnished to Buyer a true and correct copy of its disaster recovery and business continuity arrangements.

Section 3.36. Antitakeover Provisions. No state “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation (collectively, “Takeover Laws”) is applicable to the Company with respect this Agreement and the transactions contemplated hereby.

Section 3.37. Opinion. Prior to the execution of this Agreement, Company has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) from Sandler O’Neill & Partners, L.P., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Shares. A copy of such opinion has been, or will be, provided by Company to Buyer solely for informational purposes. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 3.38. OFAC. None of Company, any Company Subsidiary or, to the Knowledge of Company, any director, officer, agent, employee, affiliate or other Person acting on behalf of any Company or Company Subsidiary is (a) engaged in any services (including financial services), transfers of goods, software, or technology, or any other business activity related to (i) Cuba, Iran, North Korea, Sudan, Syria or the Crimea region of Ukraine claimed by Russia (each, a “Sanctioned Country”), (ii) the government of any Sanctioned Country, (iii) any person, entity or organization located in, resident in, formed under the Laws of, or owned or controlled by the government of, any Sanctioned Country, or (iv) any Person made subject of any sanctions administered or enforced by the United States Government, including, without limitation, the list of Specially Designated Nationals of the U.S. Department of the Treasury’s Office of Foreign Assets Control, or by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), (b) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by United States Law, (c) is a Person currently the subject of any Sanctions or (d) located, organized or resident in any Sanctioned Country.

Section 3.39. No Dissenters’ Rights. No holder of the Company Common Shares has any dissenters rights, rights of appraisal or other similar rights pursuant to the MBCA with respect to the transactions contemplated by this Agreement.

Section 3.40. Board Approval. Company Board, by resolutions duly adopted at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of Company and its shareholders and declared the Merger to be advisable, (ii) approved this Agreement and the transactions contemplated hereby (including the Merger), (iii) resolved to submit this Agreement to the shareholders of Company for their consideration and vote in accordance with the MBCA and (iv) recommended that the shareholders of Company adopt and approve this Agreement and the transactions contemplated hereby (including the Merger) and directed that such matter be submitted for consideration by Company shareholders (and such other persons entitled to vote in respect of matters covered thereby, including ESOP participants as applicable) at the Company Meeting. The board of directors of Company Bank, by resolutions duly adopted at a meeting duly called and held, has (i) determined that this Agreement and the Bank Merger are fair to and in the best interests of Company Bank and its shareholder and declared the Bank Merger to be advisable, (ii) approved this Agreement and the Bank Merger, and (iii) recommended that the shareholder of Company approve the principal terms of the Bank Merger and directed that such matter be submitted for consideration by Company Bank shareholders at a meeting.

Section 3.41. Company Information. No written representation, statement, certificate, instrument, or other writing furnished or to be furnished by or on behalf of Company or Company Bank to the Buyer Parties pursuant to this Agreement or the Bank Merger Agreement contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by or on behalf of Company or Company Bank specifically for inclusion or incorporation by reference in any application, notification or document filed in connection with any Regulatory Approval or other application, notification or document filed with any Governmental Authority in connection with the Merger, Bank Merger or other transactions contemplated herein will, as of the date filed or submitted, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The provisions of the Registration Statement and the Proxy Statement-Prospectus relating to Company and Company Bank or other information supplied by or on behalf of Company or Company Bank for inclusion therein shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, as applicable.

Section 3.42. No Other Representations and Warranties. Except for the representations and warranties made by Company and Company Bank in this Article 3, none of Company, Company Bank nor any other Person makes any express or implied representation or warranty with respect to Company or its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company and Company Bank hereby disclaim any such other representations or warranties.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER BANK

Section 4.01. Making of Representations and Warranties.

(a) On or prior to the date hereof, the Buyer Parties have delivered to the Company Parties a schedule (the “Buyer Party Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article 4; provided, however, that nothing in the Buyer Party Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or a warranty unless such schedule identifies the exception with reasonable detail.

(b) Except as set forth in the Buyer Party Disclosure Schedule (subject to Section 9.13), the Buyer Parties each hereby represent and warrant, jointly and severally, to Company as follows in this Article 4.

Section 4.02. Organization, Standing and Authority.

(a) Buyer is an Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and is duly registered as a savings and loan holding company under the HOLA. True, complete and correct copies of the certificate of incorporation, and bylaws of Buyer, as amended, as in effect as of the date of this Agreement, have previously been made available to Company. Buyer has full corporate power and authority to carry on its business as now conducted. Buyer is duly licensed, registered or otherwise qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such licensing, registration or qualification, except where the failure to be so licensed, registered or in good standing qualified has not had, and is not reasonably likely to have, a Material Adverse Effect on Buyer.

(b) Buyer Bank is a federal savings bank duly organized and validly existing under the Laws of the United States of America. Buyer Bank has full power and authority to own, lease and operate its properties and to engage in the business and activities now conducted by it. Buyer Bank is duly licensed, registered or qualified to do business in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such licensing, registration or qualification, except where the failure to be so licensed, registered, qualified or in good standing has not had, and is not reasonably likely to have, a Material Adverse Effect on Buyer Bank. Buyer Bank is a member in good standing of the Federal Home Loan Bank of Des Moines.

Section 4.03. Capitalization.

(a) The authorized capital stock of Buyer consists solely of (i) 15,000,000 shares of Buyer Common Stock, of which, as of December 31, 2017, 9,685,398 shares were issued with 20,552 shares held as treasury stock and 9,664,846 shares outstanding, including 9,379,300 shares of Buyer Common Stock and 285,546 shares of unvested restricted stock, (ii) 3,000,000 shares of Buyer Preferred Stock, of which, as of the date of this Agreement, zero (0) shares were issued and outstanding (the “Buyer Nonvoting Common Stock”). As of December 31, 2017, (i) no shares of Buyer Common Stock, Buyer Preferred Stock or Buyer Nonvoting Common Stock were reserved for issuance, except for 421,415 shares of Buyer Common Stock reserved for issuance upon the exercise of Buyer Stock Options or under Buyer’s equity incentive plan or At The Market (ATM) shares. There are no shares of Buyer Common Stock, Buyer Preferred Stock or Buyer Nonvoting Common Stock held by any Subsidiary of Buyer. All of the outstanding shares of Buyer Common Stock are, and all Buyer Common Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and have not been and shall not be, as applicable, issued in violation of, nor are they nor shall they be, as applicable, subject to, preemptive rights held by any Person. All shares of Buyer’s capital stock issued and outstanding have been issued in compliance with, and not in violation of, any applicable federal or state securities Laws.

(b) As of the date of this Agreement, there are no outstanding shares of capital stock of any class of Buyer or any of its Subsidiaries, nor any obligations, contingent or otherwise, of Buyer or any Subsidiary of Buyer to repurchase, redeem or otherwise acquire any shares of Buyer’s capital stock or capital stock of any Subsidiary of Buyer or any other securities of Buyer or any Subsidiary of Buyer or to provide funds to or make any investment (in the form of a Loan, capital contribution or otherwise) in any such Subsidiary, except for those set forth in (i) Section 4.03(a), (ii) Buyer Party Disclosure Schedule 4.03(b) or (iii) the Buyer SEC Documents.

Section 4.04. Corporate Power.

(a) Each Buyer Party has the power and authority to carry on their business as it is now being conducted and to own all their properties and assets; and each Buyer Party has the requisite power and authority to execute, deliver and perform its obligations under this Agreement to which they are a party and to consummate the transactions contemplated hereby and thereby, subject only to receipt of all necessary approvals of Governmental Authorities, the Regulatory Approvals, the Requisite Buyer Stockholder Approval and the Buyer Bank Stockholder Approval.

(b) Neither Buyer nor Buyer Bank is in material violation of any of the terms of their respective certificate of incorporation, bylaws or equivalent organizational documents, each as amended to date.

Section 4.05. Corporate Authority.

(a) Subject only to the receipt of the Requisite Buyer Stockholder Approval, with respect to the Merger, and receipt of Buyer Bank Stockholder Approval, with respect to the Bank Merger, this Agreement and the Merger have been authorized by all necessary corporate action of the Buyer Parties and their respective boards of directors on or prior to the date hereof. Buyer Board has directed that this Agreement be submitted to Buyer’s stockholders for approval at a meeting of such stockholders and, except for the receipt of the Requisite Buyer Stockholder Approval in accordance with the DGCL and Buyer’s certificate of incorporation and bylaws and the receipt of the Buyer Bank Stockholder Approval, no other corporate proceedings on the part of Buyer, Buyer Bank or any of their Subsidiaries (including any vote of the stockholders of Buyer or Buyer Bank) is required by Law, any applicable exchange listing requirements, the certificate of incorporation and bylaws of each of the Buyer Parties, or otherwise to approve this Agreement and the Merger or the Bank Merger. Each of the Buyer Parties have duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by the Company Parties, this Agreement constitutes a valid and legally binding obligation of each of the Buyer Parties, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) or 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and other applicable authority of bank regulators).

(b) Except as set forth on Buyer Party Disclosure Schedule 4.05(b), Buyer Bank is not subject to any material restrictions on its operations or its authority to conduct any activities or business that are not otherwise applicable to all federal savings banks.

Section 4.06. Buyer SEC Documents; Buyer Financial Statements.

(a) Since October 1, 2016, Buyer has filed all forms, reports and documents required to be filed by Buyer with the SEC (all of the foregoing filed prior to the date this representation is made (including all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, but excluding any disclosures in such documents referred to in the “Risk Factors” or “Forward-Looking Statements” sections thereof or any other disclosures in such documents which are forward looking or predictive in nature) being hereinafter referred to, collectively, as the “Buyer SEC Documents”). Each of the Buyer SEC Documents was filed with the SEC within the time frames prescribed by the SEC for the filing of such Buyer SEC Documents such that each filing was timely filed or deemed to be timely filed with the SEC. As of their respective dates, or, if amended or superseded, as of the date of (and giving effect to) the last such amendment or subsequent filing, (i) the Buyer SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder applicable to such Buyer SEC Documents and (ii) none of the Buyer SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) As of their respective dates of filing with the SEC, the consolidated financial statements (including all related notes and schedules) of Buyer included in the Buyer SEC Documents (the “Buyer Financial Statements”) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing. The Buyer Financial Statements have been prepared in accordance with GAAP, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes) and fairly present in all material respects the consolidated financial position of the Buyer and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material individually or in the aggregate and to any other adjustments described therein, including the notes thereto).

(c) Buyer is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ Global Select. Buyer has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively of Rules 13a-15 and 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Buyer’s internal controls over financial reporting are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary (i) to permit the preparation of financial statements in conformity with GAAP or any other criteria applicable to such statements and (ii) to maintain accountability for assets; (C) access to assets or incurrence of liability is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets and liabilities is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Buyer has (A) implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), and such controls and procedures are reasonably designed to provide that (1) all information required to be disclosed by Buyer in the reports it files or submits under the Exchange Act and all information disseminated by Buyer to the holders of Buyer Common Stock is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) all such information is accumulated and communicated to Buyer’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure, and (B) disclosed, based on its most recent evaluation prior to the date hereof, to Buyer’s auditors and the audit committee of Buyer Board (1) any “significant deficiency” in the internal control over financial reporting of Buyer, (2) any “material weakness” in the internal control over financial reporting of Buyer, and (3) any fraud, whether or not material, that involves management or other employees of Buyer who have a significant role in Buyer’s internal control over financial reporting.

Section 4.07. Regulatory Reports. Except as set forth on Buyer Party Disclosure Schedule 4.07 or with respect to any forms, reports, statements or certifications filed, furnished or otherwise submitted to or with the SEC (which shall be governed exclusively by Section 4.06), Buyer has and each of its Subsidiaries has timely filed all reports, statements, and certifications, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2015 and prior to the date hereof with Governmental Authorities, and have paid all fees and assessments due and payable in connection therewith. There is no unresolved violation or exception of which Buyer has been given notice by any Governmental Authority with respect to any such report, statement or certification. Except as set forth on Buyer Party Disclosure Schedule 4.07 or with respect to any forms, reports, statements or certifications filed, furnished or otherwise submitted to or with the SEC (which shall be governed exclusively by Section 4.06), no report, including any report filed with the FDIC, the OCC, the FRB or other banking regulatory agency since January 1, 2015, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of the foregoing reports complied in all material respects with the published rules and regulations of the Governmental Authority with jurisdiction thereof and with respect thereto. There are no outstanding comments from or unresolved issues raised by the Governmental Authorities with respect to any of the foregoing reports filed by Buyer or its Subsidiaries.

Section 4.08. Regulatory Approvals; Non-Contravention; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority are required to be made or obtained by Buyer or any of its Subsidiaries in connection with the execution, delivery or performance by the Buyer Parties of this Agreement or to consummate the transactions contemplated hereby, except for: (i) filings of applications or notices with, and consents, approvals or waivers by the FRB, the OCC, the FDIC and DIFS; (ii) filing the DE Certificate of Merger with the Delaware Secretary of State; (iii) filing the MI Certificate of Merger with the Michigan Director; (iv) filing with the SEC of the Proxy Statement-Prospectus and the Registration Statement and declaration of effectiveness of the Registration Statement; (v) making any notices to or filings with the SBA; (vi) making any notices or filings with state licensing or regulatory authorities; (vii) making any notices or filings and awaiting the expiration or early termination of the waiting period under the HSR Act, if any is required; (viii) making any filings with and obtaining any consents in connection with compliance with the applicable provisions of the rules and regulations of any applicable industry self-regulatory organization, including approvals from FINRA and any relevant state regulator in connection with a change of control of any Company Subsidiaries that are broker-dealers, or that are required under consumer finance, mortgage banking and other similar Laws; and (ix) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states, the approval of the listing of the Buyer Common Stock constituting Merger Consideration on NASDAQ Global Select in connection with the issuance of the shares of Buyer Common Stock pursuant to this Agreement and such other notices and filings to be submitted to NASDAQ Global Select in connection with the transactions contemplated hereby.

(b) Subject to the receipt of the approvals referred to in Section 4.08(a) and the Requisite Buyer Stockholder Approval, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) by the Buyer Parties do not and will not (i) constitute a breach or violation of, or a default under, the Buyer’s certificate of incorporation or bylaws or similar governing documents of Buyer, Buyer Bank, or any of their respective Subsidiaries, (ii) except as would not be material, violate any Law applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets, (iii) conflict with, result in a breach or violation of any provision of, or the loss of any benefit under, or a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the creation of any Lien under, result in a right of termination or the acceleration of any right or obligation under, any permit, license, credit agreement, indenture, loan, deed of trust, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation of Buyer or any of its Subsidiaries or to which Buyer or any of its Subsidiaries, or their respective properties or assets is subject or bound or (iv) require the consent or approval of any third party or Governmental Authority under any such Law, credit agreement, indenture, loan, deed of trust, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation, with only such exceptions in the case of each of clauses (iii) and (iv), as would not reasonably be expected to have, a Material Adverse Effect on Buyer.

(c) As of the date of this Agreement, Buyer has no Knowledge of any reason why the Regulatory Approvals referred to in Section 6.01(b) will not be received in customary time frames from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement.

Section 4.09. Legal Proceedings. Except as set forth on Buyer Party Disclosure Schedule 4.09(a), there are no Actions that would be required to be disclosed in a Form 10-K or Form 10-Q pursuant to Item 103 of Regulation S-K of SEC Rules and Regulations that are not so disclosed, pending or, to its Knowledge, threatened against Buyer, or against any asset, interest, or right of any of them, nor are there any orders of any Governmental Authority or arbitrators outstanding against Buyer.

Section 4.10. Absence of Certain Changes or Events. Since September 30, 2017 to the date hereof, there has been no change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Buyer or any of its Subsidiaries which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer.

Section 4.11. Compliance With Laws.

(a) Except as set forth on Buyer Party Disclosure Schedule 4.11(a), Buyer and each of its Subsidiaries is, and have been since January 1, 2015, in compliance in all material respects with all applicable federal, state, local and foreign Laws applicable thereto or to the employees conducting such businesses, including Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Community Reinvestment Act, the Fair Credit Reporting Act of 1978 (as amended by the Fair and Accurate Credit Transactions Act of 2003), the Gramm-Leach-Bliley Act of 1999, the Truth in Lending Act, the Fair Debt Collection Practices Act, the Home Ownership and Equity Protection Act, the Service Members Civil Relief Act, the BHC Act, the Truth in Savings Act, the Right to Financial Privacy Act, the Expedited Funds Availability Act, the Electronic Fund Transfer Act, the Community Reinvestment Act, the Dodd-Frank Act, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act or the regulations implementing such statutes, regulations promulgated by the Consumer Financial Protection Bureau, all other applicable Money Laundering Laws, fair lending Laws and other federal, state, local and foreign Laws relating to discriminatory lending, financing, leasing or business practices, all agency requirements relating to the origination, sale, servicing, administration and collection of mortgage loans, commercial loans and consumer loans and all state usury Laws and federal Laws concerning interest rates. The board of directors of Buyer Bank has adopted and Buyer Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that meet the requirements of Sections 352 and 326 of the USA PATRIOT Act. As of the date hereof, Buyer’s and Buyer Bank’s rating in its most recent examination or interim review under the Community Reinvestment Act was “satisfactory”. Except as set forth on Buyer Party Disclosure Schedule 4.11(a), neither Buyer nor any of its Subsidiaries has Knowledge of any facts or circumstances that could reasonably be expected to cause Buyer or Buyer Bank to be deemed not to be in compliance with the Community Reinvestment Act, and the regulations promulgated thereunder.

Section 4.12. Brokers. Neither Buyer nor any Subsidiary thereof, nor any of their respective officers or directors has employed any broker or finder or incurred, nor will it incur, any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement (including the Merger and the Bank Merger), except as set forth in Buyer Party Disclosure Schedule 4.12.

Section 4.13. Tax Matters.

(a) Each of Buyer and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all income and other material Tax Returns that it was required to file under applicable Laws. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. Except as set forth in Buyer Party Disclosure Schedule 4.13(a), all material Taxes due and owing by Buyer or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid other than Taxes that have been reserved or accrued on the Buyer Financial Statements and which Buyer or any of its Subsidiaries is contesting in good faith through appropriate proceedings.

(b) Each of Buyer and its Subsidiaries have timely withheld and paid over to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and each of Buyer and its Subsidiaries has complied with all information reporting and backup withholding requirements.

(c) There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Buyer or any of its Subsidiaries.

(d) Except as set forth in Buyer Party Disclosure Schedule 4.13(d), no federal, state, local or other Tax audits or administrative or judicial Tax proceedings are currently being conducted or, to Buyer’s Knowledge, pending with respect to Buyer or any of its Subsidiaries. There are no pending or other claims or disputes threatened in writing by any Governmental Authority with respect to Taxes relating or attributable to any of Buyer or its Subsidiaries.

(e) None of Buyer nor any of its Affiliate has taken or agreed to take any action or knows of any circumstances that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(f) None of Buyer nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period has not yet expired.

(g) During the past three (3) years, none of the Buyer or its Subsidiaries has distributed stock of another Person nor had its stock distributed by another Person in a transaction that was purported or intended to governed, in whole or in part, by Section 355 or Section 361 of the Code.

(h) None of Buyer or its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Buyer), and (ii) has any liability for the Taxes of any Person (other than Buyer or any of its Subsidiaries), under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or as a result of similar liability, operation of Law, by contract or otherwise.

(i) None of Buyer or its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Section 4.14. Regulatory Capitalization. Buyer Bank is, and will be upon consummation of the transactions contemplated by this Agreement, “well-capitalized,” and “well managed” as such terms are defined in the rules and regulations promulgated by the OCC. Buyer is, and will be upon consummation of the transactions contemplated by this Agreement, “well-capitalized” as such term is defined in the rules and regulations promulgated by the FRB.

Section 4.15. Buyer Regulatory Agreements. Neither Buyer nor Buyer Bank is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority (each, a “Buyer Regulatory Agreement”) that, in any such case, (a) currently restricts in any material respect the conduct of its business or in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application or (b) would reasonably be expected to, individually or in aggregate, materially and adversely impact or interfere with Buyer’s or Buyer Bank’s operations, and, to the Knowledge of Buyer, since January 1, 2015, Buyer has not been advised by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing, other than those of general application. To Buyer’s Knowledge, as of the date hereof, there are no investigations relating to any regulatory matters pending before any Governmental Authority with respect to Buyer or any of its Subsidiaries.

Section 4.16. Buyer Information. No written representation, statement, certificate, instrument, or other writing furnished or to be furnished by or on behalf of Buyer or Buyer Bank directly to the Company Parties expressly pursuant to this Agreement or the Bank Merger Agreement contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; but excluding, for purposes of clarity, any representation, statement, certificate, instrument or other writing submitted to the SEC or any other Governmental Authority, which are exclusively governed by Section 4.06 or Section 4.07, as applicable. None of the information supplied or to be supplied by or on behalf of Buyer or Buyer Bank to the Company Parties specifically for inclusion or incorporation by reference in any application, notification or document filed by the Company Parties with any Governmental Authority in connection with any Regulatory Approval or other application, notification or document filed with any Governmental Authority in connection with the Merger, Bank Merger or other transactions contemplated herein will, as of the date filed or submitted, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.17. No Other Representations and Warranties. Except for the representations and warranties made by the Buyer Parties in this Article 4, none of Buyer, Buyer Bank nor any other Person makes any express or implied representation or warranty with respect to Buyer or its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Buyer Parties each hereby disclaim any such other representations or warranties.

ARTICLE 5.

COVENANTS

Section 5.01. Covenants of Company. During the period from the date of this Agreement and continuing until the Effective Time, Company agrees, as to itself and its Subsidiaries, that except (i) as set forth in Company Party Disclosure Schedule 5.01, (ii) as expressly contemplated or permitted by this Agreement, or required by applicable Law or (iii) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) Ordinary Course. Except as set forth in Company Party Disclosure Schedule 5.01(a), Company and its Subsidiaries shall carry on their respective businesses only in the Ordinary Course of Business, consistent with prudent banking practice and in compliance in all material respects with all applicable Laws.

(b) Issuance of Securities. Other than any shares of Company Common Stock issuable in respect of Company Options or other Rights outstanding on the date hereof and the pledge by Company of Company Bank stock to secure its line of credit, Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) issue, sell, grant, pledge, deliver, dispose of, encumber, or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock of any class, any Rights or any securities convertible into or exercisable or exchangeable for, or any rights to acquire, any Rights, any share appreciation rights, any award or grant under any Company Equity Plan or otherwise, or any other securities of Company or its Subsidiaries (including units of beneficial ownership interest in any partnership or limited liability company) or enter into any agreement with respect to the foregoing, except as required by Law, (ii) except in accordance with the terms of a Company Equity Plan or grant agreement issued thereunder, accelerate the vesting of any existing Rights or (iii) except as expressly permitted by this Agreement, directly or indirectly change (or establish a record date for changing), adjust, split, combine, redeem, reclassify, exchange, purchase or otherwise acquire any shares of its capital stock, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional capital stock or any of its Rights issued and outstanding prior to the Effective Time.

(c) Dividends; Other Distributions; Changes in Shares. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) make, declare, pay or set aside for payment of dividends payable in cash, shares or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, except for payments from Company Bank to Company or from any Subsidiary of Company Bank to Company Bank or (ii) split, combine, exchange, adjust or reclassify any shares of its capital stock or issue.

(d) Compensation; Employment Agreements, Etc. Except, in each case, (w) as required by the terms of any Company Benefit Plan in effect as of the date hereof, (x) as required by Law, (y) as permitted or required by this Agreement, or (z) in connection with a promotion awarded in the Ordinary Course of Business, however, subject in each case to Section 5.01(b), Company shall not, nor shall it permit any of its Subsidiaries to, or propose to (A) increase the compensation or benefits payable or to become payable to any current or former employee, officer, director or consultant of Company or any of its Subsidiaries, (B) establish, adopt, enter into or amend (except in the case of immaterial amendments that do not increase liabilities of Company or its Subsidiaries) any Company Benefit Plan or any benefit plan, agreement, program, policy, commitment or other arrangement that would be a Company Benefit Plan if it were in existence on the date of this Agreement, (C) increase the compensation or benefits payable under any existing severance, termination, change in control or retention pay policy or employment or other agreement or Company Benefit Plan, (D) accelerate the vesting or time of payment of any equity or equity-based compensation or other compensation, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or any Company Benefit Plan (F) take any action to fund any trust or similar funding vehicle in advance of the payment of compensation or benefits under any Company Benefit Plan, or (G) make any Loan or cash advance to any current or former director, officer, employee or independent contractor (other than advances of business or travel expenses in the Ordinary Course of Business consistent with past practice).

(e) Hiring/Termination. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) terminate any officer or key employee other than for cause or (ii) hire any Person as an employee of Company or any of its Subsidiaries, except for (A) at-will employees at an annual rate of salary not to exceed $200,000 and/or (B) to fill vacancies that may arise from time to time in the Ordinary Course of Business at an annual rate of salary commensurate with the employee being replaced.

(f) Transactions with Affiliates. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, except pursuant to agreements or arrangements in effect on the date hereof and set forth in Company Party Disclosure Schedule 5.01(f), pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (whether real, personal or mixed, tangible or intangible) to, or buy, acquire or lease any properties or assets (whether real, personal or mixed, tangible or intangible) from, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or Associates of any of its officers or directors other than compensation or business expense advancements or reimbursements in the Ordinary Course of Business and other than part of the terms of such Persons’ employment or service as a director with Company or any of its Subsidiaries and other than deposits held by Company Bank in the Ordinary Course of Business.

(g) Dispositions. Except set forth on Company Party Disclosure Schedule 5.01(g), Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, except in the Ordinary Course of Business, sell, license, lease, transfer, assign mortgage, pledge, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties or cancel or release any indebtedness owed to Company or any of its Subsidiaries.

(h) Acquisitions. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, acquire or agree to acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), whether by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire all or any portion of the assets, debt, business, deposits or properties of any other entity or Person.

(i) Capital Expenditures. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, make any capital expenditures in amounts exceeding $250,000 individually, or $1,000,000 in the aggregate other than the ongoing (i) FISERV IT project and (ii) renovation and remodel of the Company’s corporate headquarters in Troy, Michigan.

(j) Governing Documents. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, amend Company’s articles of incorporation or bylaws or any equivalent organizational documents of the Subsidiaries of Company.

(k) Accounting Methods. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, implement or adopt any change in its accounting principles, practices or methods, in each case as in effect as of December 31, 2016, other than as may be required by applicable Laws or GAAP or applicable regulatory accounting requirements.

(l) Contracts. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) enter into, amend, modify, terminate, extend, or waive any material provision of, any Company Material Contract, Lease or insurance policy, or make any change in any instrument or agreement governing the terms of any of its securities, other than renewals of or amendments to such Material Contracts, Leases and insurance policies which do not result in material adverse changes of terms with respect to Company or any of its Subsidiaries or (ii) enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement other than in the Ordinary Course of Business substantially consistent with past practice.

(m) Claims. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, other than settlement of foreclosure actions or deficiency judgment settlements in the Ordinary Course of Business, (i) enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement or agreement (A) involves payment by Company or any of its Subsidiaries of an amount which exceeds $1,000,000 individually, or $5,000,000 in the aggregate, and/or (B) would impose any material restriction on the business of Company or any of its Subsidiaries or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment materially restricting or otherwise affecting the business or operations of Company and its Subsidiaries.

(n) Banking Operations. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) enter into any material new line of business, introduce any material new products or services or incentive programs or arrangements, (ii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law, regulation, guidance or policies imposed by any Governmental Authority or (iii) make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans, including a change in practice at any location, its hedging practices and policies.

(o) Derivative Transactions. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, enter into any Derivative Transaction.

(p) Indebtedness. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) incur, assume, modify, extend or renegotiate any indebtedness other than draws, in the Ordinary Course of Business, upon the Company’s existing line of credit, and increases of the available amount of such line of credit (and corresponding amendment to the credit agreement governing such line) as determined by the Company’s board of directors, (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (other than creation of deposit liabilities, purchases of federal funds and sales of certificates of deposit, which are in each case in the Ordinary Course of Business) or (iii) prepay or voluntarily repay any subordinated indebtedness.

(q) Investment Securities. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, acquire (other than (x) by way of foreclosures, deficiency judgment settlements or acquisitions in a bona fide fiduciary capacity or (y) in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposits issued by other banks, other than to manage liquidity in the Ordinary Course of Business.

(r) Loans. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, make any Loan that is not made in conformity with the Ordinary Course of Business of Company and substantially consistent with Company’s written lending guidelines in effect as of the date hereof, subject to exceptions consistent with past practice and not material to the credit risk assessment of such Loan.

(s) Investments or Developments in Real Estate. Other than Loans in the Ordinary Course of Business of Company, Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by Company or its Subsidiaries.

(t) Taxes. Except as required by applicable Law, Company shall not, nor shall it permit any of its Subsidiaries to make, change or rescind any material Tax election, file any amended Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

(u) Compliance with Agreements. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to commit any act or omission which constitutes a breach or default by Company or any of its Subsidiaries under any agreement with any Governmental Authority or under any Company Material Contract and that could reasonably be expected to result in one of the conditions set forth in Article 6 not being satisfied on the Closing Date.

(v) Environmental Assessments. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, foreclose on or take a deed or title to any real estate that upon such foreclosure or acceptance of a deed or title to such real estate will become classified as OREO (other than single-family or multi-family residential properties or otherwise in the Ordinary Course of Business) without first conducting a Phase I environmental site assessment pursuant to ASTM International (“ASTM”) Standard E1527-13 that satisfies the requirements of 40 C.F.R. Part 312, or foreclose on or take a deed or title to any real estate that upon such foreclosure or acceptance of a deed or title to such real estate will become classified as OREO (other than single-family 1-4 units residential properties) if such environmental assessment indicates the presence or likely presence of any Hazardous Substances under conditions that indicate an existing release, a past release, or a material threat of a release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property.

(w) Adverse Actions. Except as expressly contemplated or permitted by this Agreement, without the prior written consent of Buyer, Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, to take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or reasonably might be expected to prevent, delay or impair Company’s ability to consummate the Merger, prevent Company Bank’s ability to consummate the Bank Merger, or prevent the Company Parties from consummating any of the other transactions contemplated by this Agreement, including by adversely affecting the ability of the parties hereto to obtain any Regulatory Approval without imposition of a Burdensome Condition.

(x) Capital Share Purchase. Except as a result of foreclosure or deficiency judgment settlement, Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

(y) Facilities. Except as required by Law or as set forth on Company Party Disclosure Schedule 5.01(y), Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, file any application or make any contract or commitment for the opening or relocation of any, or open or relocate any, branch office, loan production or servicing facility.

(z) No Restructuring or Liquidation. Company shall not, nor shall it permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(aa) Loan Workouts. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, compromise, resolve, or otherwise “workout” any delinquent or troubled Loan unless any such Loan workout is done in the Ordinary Course of Business.

(bb) Commitments. Company shall not, nor shall it permit any of its Subsidiaries to, or propose to, agree to take, make any commitment to take, or adopt any resolutions of Company Board or Company Bank’s board of directors in support of, any of the actions prohibited by this Section 5.01.

Section 5.02. Covenants of Buyer.

(a) Affirmative Covenants. During the period from the date hereof and continuing until the Effective Time, Buyer will carry on its business consistent with prudent banking practices and in compliance in all material respects with all applicable Laws.

(b) Negative Covenants. During the period from the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement required by applicable Law, without the prior written consent of Company (which consent will not be unreasonably withheld or delayed), Buyer will not, and will cause each of its Subsidiaries not to:

(i) adopt or propose to adopt a plan of complete or partial liquidation or dissolution of Buyer;

(ii) take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to prevent, delay or impair Buyer’s ability to consummate the Merger or the other transactions contemplated by this Agreement;

(iii) except as expressly provided in Section 2.09 and subject to the following proviso, (x) issue any additional shares of Buyer Common Stock, (y) issue any securities or obligations convertible into Buyer Common Stock or (z) issue any employee or director stock options, restricted stock awards, restricted stock unit awards, grants or similar equity or equity based awards, in an amount that, when aggregating all of the foregoing issuances pursuant to (x)-(z), exceeds three percent (3%) of the total Buyer Common Stock issued and outstanding as of the date of this Agreement (the “Three Percent Cap”); provided, however, that no consent of Company shall be required with regard to (1) any Buyer Common Stock issued upon exercise or vesting of any options, grants, awards, or warrants outstanding on the date of this Agreement, (2) any equity issued in settlement or upon exercise of any equity compensation award or in connection with any employee bonus in the ordinary course consistent with past practice, or (3) any employee or director stock options, restricted stock awards, restricted stock unit awards, grants or similar equity or equity based awards issued or issuable in connection with the Merger or the transactions contemplated by this Agreement, and all such issuances pursuant to (1) through (3) shall be excluded from the Three Percent Cap; or

(iv) agree to take, make any commitment to take, or adopt any resolutions of, with respect to Buyer, the Buyer Board, and, with respect to the Subsidiaries of Buyer, each such Subsidiary’s board of directors, in support of, any of the actions prohibited by this Section 5.02.

Section 5.03. Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use its commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article 6 hereof, and shall cooperate fully with the other parties hereto to that end; provided, however, that this Section will not require Buyer to agree to, or take, any Burdensome Condition.

Section 5.04. Shareholder/Stockholder Approval.

(a) Company Shareholder Approval.

(i) Following the date of this Agreement, Company shall take, in accordance with applicable Law and Company’s articles of incorporation and bylaws, all action necessary to establish a record date for, and to duly call, give notice of, and convene a special meeting of its shareholders as promptly as practicable (and in any event such meeting to be convened within forty-five (45) days following the time when the Registration Statement becomes effective, subject to extension with the consent of Buyer) solely for the purpose of considering and voting upon the approval of this Agreement and the Merger and any other matters required to be approved by Company’s shareholders in order to permit consummation of the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Company Meeting”), and shall, subject to Section 5.10 and the last sentence of this Section 5.04(a)(i), through Company Board, recommend to its shareholders the approval of the Merger and use its reasonable best efforts to solicit such approval by such shareholders and such other Persons entitled to vote on these matters (including as provided under the ESOP or applicable law with respect thereto). Subject to Section 5.10 and the last sentence of this Section 5.04(a)(i), Company shall use its reasonable best efforts to obtain the Requisite Company Shareholder Approval to consummate the Merger. Except with the prior approval of Buyer, no other matters shall be submitted for the approval of Company shareholders at the Company Meeting. If Company Board changes the Company Recommendation in accordance with Section 5.10, Company shall not be required to use its reasonable best efforts to solicit shareholders to approve this Agreement and the Merger or to use its reasonable best efforts to obtain the Requisite Company Shareholder Approval to consummate the Merger; provided, however, that for the avoidance of doubt, nothing in this sentence shall limit Company’s obligation to ensure that the Company Meeting is called, noticed, convened, held and ultimately conducted for purposes of considering and voting upon the approval of this Agreement and the Merger.

(ii) Except to the extent provided otherwise in Section 5.10, Company Board shall at all times prior to and during the Company Meeting recommend approval by the shareholders of Company of this Agreement and the Merger and any other matters required to be approved by Company’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “Company Recommendation”) and shall not make a Company Subsequent Determination and the Proxy Statement-Prospectus shall include the Company Recommendation. In the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Company Shareholder Approval, Company will not adjourn or postpone the Company Meeting unless Company Board reasonably determines in good faith, after consultation with and having considered the advice of counsel that failure to do so would be inconsistent with its fiduciary duties under applicable Law.

(iii) Except to the extent provided otherwise in Section 5.10, Company shall adjourn or postpone (and may only adjourn or postpone) the Company Meeting, (1) if, as of the time for which such meeting is originally scheduled there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, (2) if on the date of such meeting Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Shareholder Approval or (3) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Company has determined after consultation with outside legal counsel is reasonably likely to be required under Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Company prior to the Company Meeting. For the avoidance of doubt, nothing in this Section 5.4(a) shall limit Company’s obligation to ensure that the Company Meeting is called, noticed, convened, held and ultimately conducted for purposes of considering and voting upon the approval of this Agreement and the transactions contemplated hereby (including the Merger)).

(b) Buyer Stockholder Approval.

(i) Following the date of this Agreement, Buyer shall take, in accordance with applicable Law, the applicable rules of NASDAQ Global Select and the certificate of incorporation and bylaws of Buyer, all action necessary to establish a record date for, and to duly call, give notice of, and convene a special meeting of its stockholders as promptly as practicable (and in any event such meeting to be convened within forty-five (45) days following the time when the Registration Statement becomes effective, subject to extension with the consent of Company) solely for the purpose of considering and voting upon the approval of this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Buyer’s stockholders in order to permit consummation of the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Buyer Meeting”), and shall, through the Buyer Board, recommend to its stockholders the approval of this Agreement and the transactions contemplated hereby (including the Merger) and use its reasonable best efforts to solicit such approval by such stockholders.

(ii) Buyer Board shall at all times prior to and during the Buyer Meeting recommend approval by the stockholders of Buyer of this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Buyer’s stockholders for consummation of the Merger and the transactions contemplated hereby (the “Buyer Recommendation”) and the Proxy Statement-Prospectus shall include the Buyer Recommendation. In the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Buyer Stockholder Approval, Buyer will not adjourn or postpone the Buyer Meeting unless Buyer Board reasonably determines in good faith, after consultation with and having considered the advice of counsel that failure to do so would be inconsistent with its fiduciary duties under applicable Law.

(iii) Buyer shall adjourn or postpone (and may only adjourn or postpone) the Buyer Meeting, (1) if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Buyer Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, (2) if on the date of such meeting Buyer has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Buyer Stockholder Approval or (3) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Buyer has determined after consultation with outside legal counsel is reasonably likely to be required under Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Buyer prior to the Buyer Meeting. For the avoidance of doubt, nothing in this Section 5.04(b) shall limit Buyer’s obligation to ensure that the Buyer Meeting is called, noticed, convened, held and ultimately conducted for purposes of considering and voting upon the approval of this Agreement and the transactions contemplated hereby (including the Merger)).

(c) Cooperation. Buyer and Company shall cooperate to schedule and convene the Buyer Meeting and the Company Meeting on the same date. Each party shall cooperate and keep the other party informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement-Prospectus to the stockholders or shareholders of each party.

Section 5.05. Registration Statement; Proxy Statement-Prospectus.

(a) Buyer and Company agree to cooperate in the preparation of the Registration Statement to be filed by Buyer with the SEC in connection with the transactions contemplated by this Agreement in connection with the issuance of Buyer Common Stock in the Merger (including the Proxy Statement-Prospectus and all related documents). Company shall use reasonable best efforts to promptly deliver to Buyer such information with respect to Company, Company Bank, their respective Affiliates and the respective holders of their capital stock as may be reasonably requested or required in order to file the Registration Statement or any other report required to be filed by Buyer with the SEC, or in connection with the qualification of the issuance of the Buyer Common Stock with respect to state securities or “blue sky” Laws, in each case, in compliance with applicable Laws, and shall, as promptly as practicable following execution of this Agreement, prepare and deliver drafts of such information to Buyer to review. Each of Buyer and Company agree to use reasonable best efforts to cause the Registration Statement to be filed with the SEC as promptly as reasonably practicable after the date of this Agreement, but in any event within sixty (60) days of the date of this Agreement, and to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof and keep the Registration Statement effective for so long as necessary to complete the Merger. Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from Company’s independent auditors in connection with the Registration Statement and the Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, Company, at its own expense, shall promptly mail or cause to be mailed the Proxy Statement-Prospectus to its shareholders, and Buyer, at its own expense, shall promptly mail or cause to be mailed the Proxy Statement-Prospectus to its shareholders.

(b) The Proxy Statement-Prospectus and any amendment or supplement thereto and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Each of Buyer and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by or on behalf of itself for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) the Proxy Statement-Prospectus and any amendment or supplement thereto will, at the date it is first mailed to shareholders or stockholders of Company and of Buyer (or such other persons entitled to vote in respect of matters covered thereby, including ESOP participants as applicable) or at the time of the Company Meeting or at the time of the Buyer Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances in which they were made, not misleading. If, at any time prior to the Effective Time, any information relating to Company or Buyer, or any of their respective Affiliates, shall be discovered by Company or Buyer which, in the reasonable judgment of Company or Buyer, should be set forth in an amendment of, or a supplement to, any of the Registration Statement or the Proxy Statement-Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and Company and Buyer shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement-Prospectus or the Registration Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to shareholders of Company and stockholders of Buyer. Buyer will advise Company, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock issuable for offering or sale in any jurisdiction, or of any request by the SEC for the amendment or supplement of the Registration Statement or upon the receipt of any comments (whether written or oral) from the SEC or its staff. Buyer will provide Company and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement-Prospectus, including any amendments or supplements thereto, and, except to the extent such response is submitted under confidential cover, all responses to requests for additional information by and replies to comments of the SEC (and reasonable good faith consideration shall be given to any comments made by Company and its counsel) prior to filing such with, or sending such to, the SEC, and Buyer will provide Company and its counsel with a copy of all such filings made with the SEC.

(c) Buyer agrees to use commercially reasonable efforts to cause the shares of Buyer Common Stock to be issued in connection with the Merger to be approved for listing on NASDAQ Global Select, subject to official notice of issuance, prior to the Effective Time.

Section 5.06. Regulatory Filings; Consents.

(a) Except with respect to any forms, reports, statements or certifications filed, furnished or otherwise submitted to or with the SEC (which shall be governed exclusively by Section 5.05), each of Buyer and Company and their respective Subsidiaries shall (i) prepare and file all documentation, all Federal Reserve “Y” designated reports and all call reports to with the appropriate bank regulators), to obtain all Regulatory Approvals, including making any notices to or filings with the SBA, making any notices or filings under the HSR Act, if any is required, making any filings with and obtaining any consents in connection with compliance with the applicable provisions of the rules and regulations of any applicable industry self-regulatory organization, including approvals from FINRA and any relevant state regulator in connection with a change of control of any Company Subsidiaries that are broker-dealers, or that are required under consumer finance, mortgage banking and other similar Laws, and clearance from the Department of Justice and Federal Trade Commission under the HSR Act, if applicable, approvals from the FRB, the OCC, the FDIC and the DIFS and any other Governmental Authorities from which Regulatory Approvals are required, (ii) cooperate and use their respective commercially reasonable efforts to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) cooperate and use their respective commercially reasonable efforts to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable; provided, however, that in no event shall Buyer be required to agree to any Burdensome Condition. Without limiting the generality of the foregoing, as soon as practicable and in no event later than sixty (60) days after the date of this Agreement, Buyer and Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Regulatory Approvals and other Governmental Authority consents and approvals required to consummate the Merger and the Bank Merger, including any notices to or filings with the SBA, making any notices or filings under the HSR Act, if any is required, making any filings with and obtaining any consents in connection with compliance with the applicable provisions of the rules and regulations of any applicable industry self-regulatory organization, including approvals from FINRA and any relevant state regulator in connection with a change of control of any Subsidiaries that are broker-dealers, or that are required under consumer finance, mortgage banking and other similar Laws, and clearance from the Department of Justice and Federal Trade Commission under the HSR Act, if applicable, approvals from the FRB, the OCC, the FDIC and the DIFS and any other Governmental Authorities from which Regulatory Approvals are required. Subject to applicable Laws, (A) Buyer and Company will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers, shareholders and stockholders and such other matters as may be necessary or advisable in connection with any application, or petition made by or on behalf of Buyer or Company or their respective Subsidiaries to any Governmental Authority in connection with the transactions contemplated by this Agreement, (B) each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority, (C) Buyer and Company shall each furnish to the other for review a copy of each such filing made solely in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing and (D) Buyer and Company will notify the other promptly and shall promptly furnish the other with copies of any communication from any Governmental Authority received by it with respect to the regulatory applications filed solely in connection with the transactions contemplated by this Agreement (and its response thereto); provided, that in no event shall Buyer or Buyer Bank be obligated to provide or otherwise disclose to Company confidential information regarding Buyer, Buyer Bank or any of their respective Subsidiaries or Affiliates or any pending merger transaction, other than the Merger and the Bank Merger.

(b) Each of Buyer and Company will use commercially reasonable efforts, and each shall reasonably cooperate with the other upon request, to obtain all Regulatory Approvals; provided, that neither party nor any of its Subsidiaries will be required to make any payment to or grant any concessions to any third party in connection therewith. Each of Buyer and Company will, to the extent permitted by applicable Law, notify the other promptly and shall promptly furnish the other with copies of notices or other communications received by such party or any of its Subsidiaries of any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such party, its Subsidiaries or its representatives). Company will reasonably consult with Buyer and its representatives so as to permit Company and Buyer and their respective representatives to cooperate to take appropriate measures to obtain such consents and avoid or mitigate any adverse consequences that may result from the foregoing.

(c) Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, nothing in this Agreement shall preclude either Company or Buyer from meeting with its regulators on its own volition to discuss confidential supervisory information in connection with the transactions contemplated by this Agreement or otherwise.

Section 5.07. Publicity. So long as this Agreement is in effect, the Buyer Parties, on the one hand, and the Company Parties, on the other hand, shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other, which shall not be unreasonably delayed, conditioned or withheld; provided, however, that (a) any such press release or public statement as may be required by Law (including, for the avoidance of doubt, any filing with the SEC) or any listing agreement with or notice or application to any national securities exchange may be issued or made without prior consent of such other party (but after consultation with the other party, to the extent practicable in the circumstances) and (b) a party may issue a press release or make a public statement (including, for the avoidance of doubt, any filing with the SEC) that is consistent with prior press releases issued or public statements made in compliance with the first sentence of this Section 5.07 without such consultation. It is understood that Buyer shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.08. Access; Current Information.

(a) For the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, upon reasonable notice and subject to applicable Laws, each of Buyer and Company agrees to afford the other and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours at any time and from time to time throughout the period prior to the Effective Time to its and its Subsidiaries’ books, records (including Tax Returns and, subject to the consent of the independent auditors, work papers of independent auditors), information technology systems, properties and personnel and to such other information relating to them as a party may reasonably request and the other shall use commercially reasonable efforts to provide any appropriate notices to employees and/or customers in accordance with applicable Law and its privacy policy and, during such period, each of Buyer and Company shall furnish to the other, upon reasonable request, all such other information concerning its business, properties and personnel and its Subsidiaries that is substantially similar in scope to the information provided to the other in connection with its diligence review prior to the date of this Agreement.

(b) As soon as reasonably practicable after they become available, to the extent permitted by applicable Law, Company will furnish to Buyer copies of the board packages distributed to Company Board or the board of directors of Company Bank, or any of their respective Subsidiaries, and minutes from the meetings thereof, copies of any internal management financial control reports showing actual financial performance against plan and previous period, and copies of any reports provided to its board of directors or any committee thereof relating to its financial performance and risk management.

(c) During the period from the date of this Agreement to the Effective Time, each of Company and Buyer will cause one or more of its designated representatives to confer on a regular basis with representatives of the other and to report the general status of the ongoing operations of Company and its Subsidiaries and Buyer and its Subsidiaries, respectively. Without limiting the foregoing, each of Company and Buyer agrees to provide to the other party, to the extent permitted by applicable Law, a copy of each report filed by such party or any of its Subsidiaries with a Governmental Authority reasonably promptly following the filing thereof.

(d) No investigation by the Buyer Parties or the Company Parties or their respective representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of the other set forth in this Agreement, or the conditions to the respective obligations of Buyer and Company to consummate the transactions contemplated hereby. Any investigation hereunder shall be conducted in such manner as not to interfere unreasonably with the conduct of business of the other party or any of its Subsidiaries.

(e) Notwithstanding anything in this Section 5.08 to the contrary, neither Company nor Buyer shall be required to provide the other party with access to or to disclose information that such party’s or its Subsidiary bank’s board of directors has been advised by counsel that such disclosure of which to the other party would violate a confidentiality obligation or fiduciary duty or any Law or regulation, or would result in its waiver of or jeopardize the attorney-client privilege held by such party or its Subsidiaries. In the event any of the restrictions in this Section 5.08(e) shall apply, each party shall use commercially reasonable efforts to provide or obtain appropriate consents, waivers, decrees and approvals necessary to satisfy any confidentiality issues relating to documents prepared or held by third parties (including work papers), and the parties will use commercially reasonable efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws.

Section 5.09. Disclosure Schedules. During the period from the date of this Agreement to the Effective Time, the Buyer Parties and the Company Parties agree to provide each other with supplemental disclosure schedules reflecting any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such party’s Disclosure Schedule or which is necessary to correct any information in such party’s Disclosure Schedule which has been rendered materially inaccurate thereby (a “Schedule Supplement”). The delivery of any Schedule Supplement shall not cure any breach by, or modify any representation or warranty of, this Agreement by the party delivering such Schedule Supplement.

Section 5.10. No Solicitation by Company; Superior Proposals.

(a) Subject to Section 5.10(b), Company shall not, and shall cause its Subsidiaries and each of their respective officers, directors and employees not to, and will not authorize any investment bankers, financial advisors, attorneys, accountants, consultants, affiliates or other agents of Company or any Subsidiary of Company (collectively, the “Company Representatives”) to, directly or indirectly: (i) initiate, solicit, knowingly induce or encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations with any Person (other than, for the avoidance of doubt, its officers, directors, employees and advisors or Buyer) regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than, for the avoidance of doubt, its officers, directors, employees and advisors or Buyer) any non-public information or data with respect to Company or any of its Subsidiaries in connection with an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Company is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the Company Representatives, whether or not such Company Representative is so authorized and whether or not such Company Representative is purporting to act on behalf of Company or otherwise, shall be deemed to be a breach of this Agreement by Company. Company and its Subsidiaries shall, and shall cause each of the Company Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

(b) Notwithstanding Section 5.10(a) or any other provision of this Agreement, prior to the date of the Company Meeting, Company may take any of the actions described in Section 5.10(a) if, but only if, (A) Company has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.10; (B) Company Board reasonably determines in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that (1) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (2) the failure to take such actions would be inconsistent with its fiduciary duties to Company’s shareholders under applicable Law; (C) Company has provided Buyer with at least three (3) Business Days’ prior notice of such determination; and (D) prior to furnishing or affording access to any information or data with respect to Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, Company receives from such Person a confidentiality agreement with terms no less favorable to Company than those contained in the confidentiality agreement with Buyer (it being understood that nothing therein shall have the effect of a standstill provision). Company shall promptly provide to Buyer any non-public information regarding Company or its Subsidiaries provided to any other Person which was not previously provided to Buyer, such additional information to be provided no later than the date of provision of such information to such other party.

(c) Company shall promptly (and in any event within 24 hours) notify Buyer in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Company or the Company Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) except to the extent that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement). Company agrees that it shall keep Buyer informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Subject to Section 5.10(e), neither Company Board nor any committee thereof shall: (i) withhold, withdraw, change, qualify, amend or modify, or publicly propose to withdraw, change, qualify, amend or modify, in a manner adverse in any respect to the interest of Buyer, in connection with the transactions contemplated by this Agreement (including the Merger), or take any other action or make any other statement inconsistent with, the Company Recommendation, fail to reaffirm the Company Recommendation within three (3) Business Days following a request by Buyer, or make any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iii) resolve to take, or announce an intention to take, any of the foregoing actions (each of (i), (ii) or (iii) a “Company Subsequent Determination”); or (iv) enter into (or cause Company or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.10(b)) or (B) requiring Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 5.10(d), prior to the date of the Company Meeting, Company Board may make a Company Subsequent Determination after the fifth (5th) Business Day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from Company advising Buyer that Company Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.10) constitutes a Superior Proposal if, but only if, (i) Company Board has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be inconsistent with its fiduciary duties to Company’s shareholders under applicable Law (it being understood that the initial determination under this clause (i) will not be considered a Company Subsequent Determination), (ii) during the five (5) Business Day period after receipt of the Notice of Superior Proposal by Buyer (the “Notice Period”), Company and Company Board shall have cooperated and negotiated in good faith with Buyer to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable Company to proceed with the Company Recommendation without a Company Subsequent Determination; provided, however, that Buyer shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms, if any, as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, Company Board has again in good faith made the determination (A) in clause (i) of this Section 5.10(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, Company shall be required to deliver a new Notice of Superior Proposal to Buyer and again comply with the requirements of this Section 5.10(e), except that the Notice Period shall be reduced to three (3) Business Days.

(f) Notwithstanding any Company Subsequent Determination, this Agreement shall be submitted to Company’s shareholders at the Company Meeting for the purpose of voting on the approval of this Agreement and the transactions contemplated hereby (including the Merger) and nothing contained herein shall be deemed to relieve Company of such obligation; provided, however, that if Company Board shall have made a Company Subsequent Determination with respect to a Superior Proposal, then Company Board may recommend approval of such Superior Proposal by the shareholders of Company and may submit this Agreement to Company’s shareholders without recommendation, in which event Company Board shall communicate the basis for its recommendation of such Superior Proposal and the basis for its lack of a recommendation with respect to this Agreement and the transactions contemplated hereby to Company’s shareholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto.

Section 5.11. Indemnification.

(a) For a period of six (6) years from and after the Effective Time, and in any event subject to the provisions of Section 5.11(b)(iii), Buyer shall indemnify and hold harmless the present and former directors and officers of the Company Parties (the “Indemnified Parties”), against all costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages, or liabilities incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative arising out of actions or omissions of such Persons in the course of performing their duties for Company or Company Bank or any of their respective subsidiaries occurring at or before the Effective Time (including the transactions contemplated by this Agreement) (each a “Claim”), to the same extent as such Persons have the right to be indemnified pursuant to Company’s articles of incorporation and bylaws in effect on the date of this Agreement, to the extent permitted by applicable Law and in connection with any such Claim promptly advance expenses from time to time as incurred, to the same extent as such Persons have the right to expense advancement pursuant to Company’s articles of incorporation and bylaws in effect on the date of this Agreement, to the extent permitted by applicable Law, provided, the Person to whom expenses are advanced provides a reasonable and customary undertaking (which shall not include posting of any collateral) to repay such advances, if it is ultimately determined that such Person is not entitled to indemnification.

(b) Any Indemnified Party wishing to claim indemnification under this Section 5.11 shall promptly notify Buyer upon learning of any Claim, provided, that failure to so notify shall not affect the obligation of Buyer under this Section 5.11, unless, and only to the extent that, Buyer is materially prejudiced in the defense of such Claim as a consequence. In the event of any such Claim (whether asserted or claimed prior to, at or after the Effective Time), (i) (A) Buyer shall have the right to assume the defense thereof and Buyer shall not be liable to such Indemnified Parties for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, unless such Indemnified Party is advised in writing by counsel that the defense of such Indemnified Party by Buyer would create an actual or potential conflict of interest (in which case, Buyer shall not be obligated to reimburse or indemnify any Indemnified Party for the expenses of more than one such separate counsel for all Indemnified Parties, in addition to one local counsel in the jurisdiction where defense of any Claim has been or is to be asserted), and (B) the Indemnified Parties will cooperate in the defense of any such matter, (ii) Buyer shall not be liable for any settlement effected without its prior written consent and Buyer shall not settle any Claim without such Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed) and (iii) Buyer shall have no obligation hereunder to any Indemnified Party if such indemnification would be in violation of any applicable federal or state banking Laws or regulations, or in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Laws and regulations, whether or not related to banking Laws.

(c) For a period of six (6) years following the Effective Time, Buyer will use its commercially reasonable efforts to purchase and provide director’s and officer’s liability insurance (herein, “D&O Insurance”) that serves to reimburse the present and former officers and directors of Company or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from acts and omissions occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Parties, as that coverage currently provided by Company, provided that, if Buyer is unable to maintain or obtain the insurance called for by this Section 5.11, Buyer will provide as much comparable insurance as is reasonably available (subject to the limitations described below in this Section 5.11(c)); and provided, further, that officers and directors of Company or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance. In no event shall Buyer be required to expend for such tail insurance a premium amount in excess of an amount equal to 200% of the annual premium paid by Company for D&O Insurance in effect as of the date of this Agreement (the “Maximum D&O Tail Premium”). If the aggregate cost of such tail insurance exceeds the Maximum D&O Tail Premium, Buyer shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for an aggregate cost not exceeding the Maximum D&O Tail Premium for, in the case of a tail insurance policy, the aggregate Maximum D&O Tail Premium for the 6-year period). At the option of Company, prior to the Effective Time and in lieu of the foregoing insurance coverage, Company may, purchase a tail policy for directors’ and officers’ liability insurance on the terms described in this Section 5.11(c) (including subject to the aggregate Maximum D&O Tail Premium, except if one or more directors elects to pay for any excess over such amount) and fully pay for such 6-year policy prior to the Effective Time, in which event Buyer’s obligations under this Section 5.11(c) shall be fully satisfied. If such prepaid tail policy has been obtained by Company prior to the Effective Time, Buyer will not, and will not permit any of its Affiliates to, take any action that would reasonably be expected to result in the cancellation or modification of such policy.

(d) If Buyer or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of Buyer and its Subsidiaries shall assume the obligations set forth in this Section 5.11.

(e) These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party. After the Effective Time, the obligations of Buyer under this Section 5.11 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party unless the affected Indemnified Party shall have consented in writing to such termination or modification. If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 5.11 that is denied by Buyer, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification or advancement of expense, in whole or in part, then Buyer or the Surviving Entity shall pay such Indemnified Party’s costs and expenses, including legal fees and expenses, incurred in connection with enforcing such claim against Buyer.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to or in substitution for any such claims under such policies.

Section 5.12. Employees; Benefit Plans.

(a) Employees of Company and Company Bank shall be retained as “at will” employees of the Surviving Entity or Buyer Bank after the Effective Time as employees of Buyer or Buyer Bank. In addition, Company and Company Bank agree, upon Buyer’s reasonable request, to facilitate discussions between Buyer and Company employees a reasonable time in advance of the Closing Date regarding employment, consulting or other arrangements to be effective prior to or following the Effective Time. Prior to the Effective Time, any interaction between Buyer and Company employees shall be coordinated by Company or Company Bank.

(b) Except as otherwise provided in this Agreement, or is otherwise determined in writing by the Buyer no less than ten (10) days preceding the Closing Date, not later than the day immediately preceding the Closing Date, Company shall take all action required to (i) cause any Company Benefit Plan that has liabilities in respect of its participants, to be fully funded to the reasonable satisfaction of Buyer; (ii) terminate via duly adopted resolution all such Company Benefit Plans, including any nonqualified deferred compensation plans or arrangements Company 401(k) Plan and the ESOP, effective immediately prior to Closing and fully vest each participant in any unvested account balances thereunder; and (iii) commence the process to pay out any vested benefits thereunder to participating and eligible Company employees in such form or forms as Company or Company Bank reasonably determined under the applicable Company Benefit Plans and as permitted or required under applicable Law.

(c) The ESOP shall be terminated via duly adopted resolution the day immediately preceding the Closing Date (the “ESOP Termination Date”). On or prior to the ESOP Termination Date, Company shall direct the ESOP trustee to remit a sufficient number of unallocated shares of the Company Common Shares held by the ESOP’s suspense account to Company or any other lender (as applicable) to repay the full outstanding balance of the ESOP loan(s). None of the unallocated shares used to repay the ESOP loan(s) will be entitled to receive any Merger Consideration. On or prior to the ESOP Termination Date, the Company shall make a contribution to the ESOP and/or take such other actions as requested by Buyer for prior years’ hires in connection with the ESOP, as amended and restated effective January 1, 2016, in either case as may be directed by Buyer. All remaining unallocated Company Common Shares and other unallocated plan assets, if any, held by the ESOP shall be allocated among the participant accounts on the ESOP Termination Date in accordance with the terms of the ESOP, and, as of the Closing, all Company Common Shares held by the ESOP shall be converted into the right to receive the Merger Consideration. As soon as administratively feasible following the Closing Date, the account balances of the ESOP shall be distributed in accordance with the terms of the ESOP and the requirements of the Code and ERISA. Company shall adopt the necessary amendment(s) and board resolution(s) to effect the provisions of this Section 5.12(b), upon prior written notice and consent of Buyer. From the date of this Agreement until the ESOP Termination Date, contributions by Company to the ESOP shall continue to be accrued and made in accordance with the terms of the ESOP except as otherwise directed by Buyer in accordance with this clause (c).

Section 5.13. Notification of Certain Changes. Buyer and Company shall promptly advise the other party of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its or its respective Subsidiaries’ representations, warranties or covenants contained herein, which reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 6 to be satisfied on the Closing Date, provided, that any failure to give notice in accordance with the foregoing with respect to any change or event shall not be deemed to constitute a violation of this Section 5.13, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying change or event would independently result in a failure of any of the conditions set forth in Section 6.01, Section 6.02 or Section 6.03 to be satisfied on the Closing Date.

Section 5.14. Transition; Informational Systems Conversion. From and after the date hereof, Buyer and Company shall use their commercially reasonable efforts to facilitate the integration of Company with the business of Buyer following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Company and each of its Subsidiaries (the “Informational Systems Conversion”), in such a manner sufficient to provide reasonable assurances that a successful Informational Systems Conversion will occur at, as may be elected in writing by Buyer to Company after the date hereof and prior to filing the application for the Regulatory Approvals, (a) the time that is immediately following the Merger and the Bank Merger or (b) such later date as may be specified by Buyer, in each case, subject to any applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition. Without limiting the generality of the foregoing, Company shall, subject to any such applicable Laws: (i) reasonably cooperate with Buyer to establish a project plan as specified by Buyer to effectuate the Informational Systems Conversion; (ii) use its commercially reasonable efforts to have Company’s outside contractors continue to support both the Informational Systems Conversion effort and its ongoing needs until the Informational Systems Conversion can be established; (iii) provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts reasonably requested by Buyer for use in planning the Informational Systems Conversion, as soon as reasonably practicable; (iv) provide reasonable access to Company’s personnel and facilities and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to the extent necessary to enable the Informational Systems Conversion effort to be completed on schedule; and (v) give notice of termination, conditioned upon the completion of the transactions contemplated by this Agreement, of the contracts of outside data, item and other processing contractors or other third-party vendors to which Company or any of its Subsidiaries are bound if requested to do so by Buyer to the extent permitted by such contracts; provided, that

Company shall not be required to take any action under this Section 5.14 that, after consultation with Buyer regarding Company’s concerns in the matter, would prejudice or adversely affect in any material respect its rights under any such contracts in the event the Closing does not occur. Buyer shall promptly reimburse Company for any reasonable out of pocket expenses incurred in connection with the actions described in this Section 5.14. Such access as contemplated by this Section 5.14 shall be conducted by Buyer in a manner which does not adversely affect the normal operations of Company or Company Bank and neither Company nor Company Bank shall be required to provide access to or disclose information (i) which would jeopardize the attorney-client privilege of Company or Company Bank or contravene any binding agreement entered into prior to the date of this Agreement or any Law or fiduciary duty, (ii) except as otherwise provided in this Agreement, relating to an Acquisition Proposal, and Superior Proposal, a Company Subsequent Determination or any matters related thereto, (iii) except as otherwise provided in this Agreement, related to Company’s or Company Bank’s directors’, officers’, employees’, accountants’, counsels’, advisors’(including investment bankers) agents’, or other representatives’, consideration of, or deliberations regarding, the transactions contemplated by this Agreement; or (iv) the disclosure which would violate applicable Law.

Section 5.15. No Control of Other Party’s Business. Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Company or shall give Company, directly or indirectly, the right to control or direct the operations of Buyer prior to the Effective Time. Prior to the Effective Time, each of Company and Buyer shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.16. Environmental Assessments.

(a) No later than forty-five (45) Business Days after the date hereof, Company shall cooperate with and grant access to an environmental consulting firm selected and paid for by Buyer (the “Environmental Consultant”), during normal business hours (or at such other times as may be agreed to by Company), to any Company Real Property, for the purpose of conducting an ASTM Phase I and an asbestos and lead base paint survey as it relates to providing an environmental site assessment to determine whether any such property may be impacted by a “recognized environmental condition,” as that term is defined by ASTM. Each Phase I (including the asbestos and lead base paint surveys) shall be delivered in counterpart copies to Buyer and Company, and will include customary language allowing both Buyer and Company to rely upon its findings and conclusions. The Environmental Consultant will provide a draft of any Phase I to Company and Buyer for review and comment prior to the finalization of such report. If Company or Company Bank has ASTM Phase I reports for any Company Real Property that are dated as of a date that is within one (1) year before the date of this Agreement, then Company or Company Bank may deliver such reports to Buyer in lieu of the obligations set forth in this Section 5.17(a) with respect to that property.

(b) To the extent that Buyer identified any past or present events, conditions or circumstances that would require further investigation, remedial or cleanup action under Environmental Laws, Company shall use commercially reasonable efforts to take and complete any such reporting, remediation or other response actions prior to Closing.

Section 5.17. Certain Litigation. Company shall promptly advise Buyer orally and in writing of any actual or threatened litigation against Company, its Subsidiaries and/or the members of Company Board related to this Agreement or the Merger and the other transactions contemplated by this Agreement. Company shall: (i) permit Buyer to review and discuss in advance, and consider in good faith the views of Buyer in connection with, any proposed written or oral response to such litigation; (ii) furnish Buyer’s outside legal counsel with all non-privileged information and documents which outside counsel may reasonably request in connection with such litigation; (iii) consult with Buyer regarding the defense or settlement of any such litigation, shall give consider in good faith the views of Buyer’s with respect to such litigation and shall not settle any such litigation prior to such consultation and consideration; provided, however, that Company shall not settle any such litigation if such settlement requires the payment of money damages, without the written consent of Buyer (such consent not to be unreasonably withheld or delayed) unless the payment of any such damages by Company is reasonably expected by Company, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by Company) under Company’s existing director and officer insurance policies, including any tail policy.

Section 5.18. Director Matters.

(a) Buyer shall take all appropriate action so that, as of the Effective Time, (A) the number of directors constituting Buyer Board and the board of directors of Buyer Bank shall be increased by two (2) and (B) W. David Tull and one additional individual, designated jointly by Buyer and Company shall be appointed as directors of Buyer and Buyer Bank. Buyer will nominate W. David Tull and such additional individual for election as a director in the open classes at the annual meeting of Buyer immediately following the Effective Time and solicit proxies for W. David Tull and such additional individual in the same manner as it does for all the other members of Buyer’s slate of directors in connection with such meeting.

(b) Company shall take all appropriate action so that, as of the Effective Time, the officers and directors of each Subsidiary of the Company resign from such position held by each such individual.

Section 5.19. Coordination.

(a) Prior to the Effective Time, Company and its Subsidiaries shall, subject to Section 5.14, take any actions Buyer may reasonably request from time to time to better prepare the parties for integration of the operations of the Company Parties with the Buyer Parties, respectively.

(b) Buyer and Company agree to take all action necessary and appropriate to cause Company Bank to merge with Buyer Bank in accordance with applicable Laws and the terms of the Bank Merger Agreement immediately following the Effective Time or as promptly as practicable thereafter.

Section 5.20. Confidentiality. Prior to the execution of this Agreement and prior to the consummation of the Merger, each of Company and Buyer, and their respective subsidiaries, Affiliates, officers, directors, agents, employees, consultants and advisors have provided, and will continue to provide one another with information which may be deemed by the party providing the information to be non-public, proprietary and/or confidential, including trade secrets of the disclosing party. Each party hereto agrees that it will, and will cause its representatives to, hold any information obtained pursuant to this Article 5 in accordance with the terms of that certain Confidentiality Agreement, dated as of July 12, 2017, by and between Company and Buyer related to the Company confidential information (the “Company Confidentiality Agreement”) and that certain Confidentiality Agreement dated as of August 22, 2017, by and between Company and Buyer related to Buyer confidential information (the “Buyer Confidentiality Agreement,” and together with the Company Confidentiality Agreement, the “Confidentiality Agreements”).

Section 5.21. Tax Matters. The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). From and after the date of this Agreement and until the Effective Time, each of Buyer and Company shall use reasonable best efforts to cause the Merger and the Bank Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act would prevent the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.22. Closing Date Share Certification. At least two (2) Business Days prior to the Closing Date, Company shall deliver to Buyer the Closing Date Share Certification.

Section 5.23. Adjusted Tangible Common Equity Determination. No later than two (2) Business Days after the satisfaction of the last to be satisfied of the conditions set forth in Article 6 (other than those conditions that, by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver (if permitted by applicable Law) of those conditions), Company will prepare and deliver to Buyer its good faith determination of Adjusted Tangible Common Equity as of the Determination Date in the form of the adjusted tangible common equity determination example as of November 30, 2017 attached hereto as Company Party Disclosure Schedule 5.23.

Section 5.24. Takeover Laws. Neither the Company Parties nor the Buyer Parties shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Merger, the Bank Merger, or any of the other transactions contemplated hereby, and each of Company and Buyer shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of Company and Buyer will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Law.

Section 5.25. Company Bank and Buyer Bank Approval. Promptly following execution of this Agreement, (a) Company, as the sole shareholder of Company Bank, shall deliver Company Bank Shareholder Approval and (b) Buyer, as the sole stockholder of Buyer Bank, shall deliver the Buyer Bank Stockholder Approval. Immediately following the execution of this Agreement, Company, as the sole shareholder of Company Bank, shall approve this Agreement, the Bank Merger Agreement and the Bank Merger (the “Company Bank Shareholder Approval”). Immediately following the execution of this Agreement, Buyer, as the sole stockholder of Buyer Bank, shall approve this Agreement, the Bank Merger Agreement and the Bank Merger (the “Buyer Bank Stockholder Approval”).

Section 5.26. Company Audited Financial Statements. As soon as available, Company will deliver to Buyer a copy of the 2017 Audited Financials.

ARTICLE 6.

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01. Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of Buyer and Company to consummate the Merger, Buyer Bank and Company Bank to consummate the Bank Merger, and the Buyer Parties and Company Parties to consummate the other transactions contemplated by this Agreement are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

(a) Shareholder/Stockholder Vote. Company shall have received the Requisite Company Shareholder Approval and Buyer shall have received the Requisite Buyer Stockholder Approval.

(b) Approvals/Consents. (i) All Regulatory Approvals required to consummate the Merger, the Bank Merger and the other transactions contemplated by this Agreement in the manner contemplated herein shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, if any, shall have expired or been terminated and (ii) any other approvals or consents set forth in Sections 3.06, 3.07, 3.13, 3.31, 4.05 and 4.08 and the failure of which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Entity, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, if any, shall have expired or been terminated.

(c) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated hereby shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated hereby.

(d) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority and not withdrawn.

(e) Listing. The shares of Buyer Common Stock to be issued to the holders of Company Common Shares upon consummation of the Merger shall have been authorized for listing on NASDAQ Global Select, subject to official notice of issuance.

Section 6.02. Conditions to Obligations of the Company Parties. The obligations of Company to consummate the Merger, Company Bank to consummate the Bank Merger, and the Company Parties to consummate the other transactions contemplated by this Agreement are subject to the fulfillment or written waiver by Company prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Buyer Parties set forth in this Agreement shall be true and correct in all material respects at and as of the date hereof and the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the date hereof and the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date). Company shall have received a certificate dated as of the Closing Date, signed on behalf of the Buyer Parties by their respective Chief Executive Officers and Chief Financial Officers to such effect.

(b) Performance of Obligations of Buyer. The Buyer Parties shall have performed and complied with all of their obligations under this Agreement in all material respects at or prior to the Closing Date, and Company shall have received a certificate, dated the Closing Date, signed on behalf of the Buyer Parties by their respective Chief Executive Officers and the Chief Financial Officers to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement (i) no condition, event, fact, circumstance or other occurrence has occurred which has had a Material Adverse Effect on Buyer and (ii) no condition, event, fact, circumstance or other occurrence has occurred that would reasonably be expected to have or result in a Material Adverse Effect on Buyer.

(d) Bank Merger Agreement. The Bank Merger Agreement shall have been executed and delivered to Company by Buyer Bank.

(e) Tax Opinions Relating to the Merger. Company shall have received an opinion from Dickinson Wright PLLC dated as of the Closing Date, in substance and form reasonably satisfactory to Company to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Dickinson Wright PLLC, may require and rely upon representations as to certain factual matters contained in certificates of officers of Company and Buyer, in form and substance reasonably acceptable to such counsel.

(f) Other Actions. Buyer Board and Buyer Bank’s board of directors shall have approved this Agreement and the transactions contemplated herein and shall not have withheld, withdrawn or modified (or publicly proposed to withhold, withdraw or modify), in a manner adverse to Company, the Buyer Recommendation. The Buyer Parties shall have furnished Company with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and this Section 6.02 as Company may reasonably request.

Section 6.03. Conditions to Obligations of the Buyer Parties. The obligations of Buyer to consummate the Merger, the Buyer Bank to consummate the Bank Merger, and the Buyer and the Buyer Bank to consummate the other transactions contemplated by this Agreement are subject to the fulfillment or written waiver by Buyer prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company Parties set forth in this Agreement shall be true and correct in all material respects at and as of the date hereof and the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date at and as of the date hereof and the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date). Buyer shall have received a certificate dated as of the Closing Date, signed on behalf of the Company Parties by their respective Chief Executive Officers and Chief Financial Officers to such effect.

(b) Performance of Obligations of the Company Parties. The Company Parties shall have performed and complied with all of their respective obligations under this Agreement in all material respects at or prior to the Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of the Company Parties by their respective Chief Executive Officers and Chief Financial Officers, to such effect.

(c) Bank Merger Agreement. The Bank Merger Agreement shall have been executed and delivered to Buyer by Company Bank.

(d) Other Actions. Company Board and Company Bank’s board of directors shall have approved this Agreement, and the transactions contemplated herein and shall not have (i) withheld, withdrawn or modified (or proposed to withhold, withdraw or modify), in a manner adverse to Buyer, the Company Recommendation, (ii) approved or recommended (or proposed to approve or recommend) any Acquisition Proposal, or (iii) allowed Company or any of its officers, directors, and employees to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal (except as permitted in Section 5.10(a)). The Company Parties shall have furnished Buyer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and this Section 6.03 as Buyer may reasonably request.

(e) No Material Adverse Effect. Since the date of this Agreement (i) no condition, event, fact, circumstance or other occurrence has occurred which has resulted in a Material Adverse Effect on Company and (ii) no condition, event, fact, circumstance or other occurrence has occurred that would reasonably be expected to have a Material Adverse Effect on Company or the Surviving Entity.

(f) Executive Employment Agreement. The employment agreement entered into between Buyer and Michael Goik as of the date of this Agreement (each, an “Executive Employment Agreement”), shall be in full force and effect as of the Closing, with no further action required by any party.

(g) Option Cancellation Letters. Buyer shall have received from each holder of a Company Option a duly executed Option Cancellation Letter.

(h) Resignations. Buyer shall have received the resignation of each officer or manager of the Company Parties and their respective Subsidiaries, and each director of Company Board, the board of the directors of

Company Bank and each board of directors, board of managers or managing member of their respective Subsidiaries, in each case in form and substance satisfactory to Buyer and effective at Closing.

(i) FIRPTA Certificate. Buyer shall have received (i) an affidavit by Company dated as of the Closing Date, sworn under penalty of perjury and signed by an officer of Company and (ii) an affidavit by Company Bank dated as of the Closing Date, sworn under penalty of perjury and signed by an officer of Company Bank, in each case, in form and substance required under the Treasury Regulations issued pursuant to Section 1445(b)(3) of the Code, stating that Company or Company Bank, as applicable, is not and has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) No Burdensome Condition. No Governmental Authority shall have imposed any term, condition, prohibition, limitation or other requirement upon any Buyer Party or any of their Subsidiaries that is a Burdensome Condition in connection with, as a result of, or otherwise related to the transactions contemplated by this Agreement (including any term, condition, prohibition, limitation or other requirement in connection with any Regulatory Approval or with an effectiveness contingent upon consummation of the transactions contemplated by this Agreement).

(k) Tax Opinions Relating to the Merger. Buyer shall have received an opinion from Katten Muchin Rosenman LLP dated as of the Closing Date, in substance and form reasonably satisfactory to Buyer to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Katten Muchin Rosenman LLP, may require and rely upon representations as to certain factual matters contained in certificates of officers of each of Company and Buyer, in form and substance reasonably acceptable to such counsel.

(l) Regulatory Action. Company shall have delivered to Buyer evidence of satisfaction of corrective actions, if any, as reasonably determined by Buyer.

(m) Tax Report Related to the Executive Employment Agreements. Buyer shall have received the Fair Market Valuation of Covenant Not to Compete report from BDO USA LLP dated as of December 31, 2017, in substance and form reasonably satisfactory to Buyer regarding the valuation of certain restrictive covenants for purposes of determining reasonable compensation within the meaning of Section 280G of the Code.

(n) Approval of Amendment to Charter. A majority of the outstanding number of shares of Buyer Common Stock shall have approved an amendment to Buyer’s certificate of incorporation to increase the number of authorized shares of Buyer Common Stock.

(o) Adjusted Tangible Common Equity. The Adjusted Tangible Common Equity of the Company shall be not less than $97,000,000 as of the Determination Date.

(p) 2017 Audited Financials. Buyer shall have received a copy of the 2017 Audited Financials.

(q) Plan Terminations. Buyer shall have received duly adopted resolutions terminating the Company Benefit Plans as required under Sections 5.12(b) and 5.12(c).

(r) Plan Compliance. Buyer shall have received the items listed on Company Party Disclosure Schedule 6.03(r).

Section 6.04. Frustration of Closing Conditions. None of Buyer, Buyer Bank, Company or Company Bank may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with its obligations hereunder.

ARTICLE 7.

TERMINATION

Section 7.01. Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent, in writing, of Buyer Parties and Company Parties.

(b) No Regulatory Approval. By Buyer or Company in the event that (i) any Regulatory Approval required for consummation of the transactions contemplated by this Agreement shall have been denied by final, non-appealable action by such Governmental Authority or an application therefor shall have been withdrawn at the request of a Governmental Authority, unless the failure to obtain such Regulatory Approval shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement, or (ii) any Governmental Authority of competent jurisdiction shall have issued a final, non-appealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger.

(c) No Shareholder/Stockholder Approval. By either Buyer or Company (provided in the case of Company that it shall not be in breach of any of its obligations under Section 5.04(a), and provided in the case of Buyer that it shall not be in breach of any of its obligations under Section 5.04(b)), if the Requisite Company Shareholder Approval and Requisite Buyer Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or stockholders or at any adjournment or postponement thereof.

(d) Breach of Representations and Warranties. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party to not consummate this Agreement) if there shall have been a material breach of any of such representations or warranties by the other party which breach of any of such representations or warranties by the other party, either individually or in the aggregate with other breaches of representations and warranties by such other party, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 6.02(a) or Section 6.03(a) as the case may be, to be satisfied, which breach is not cured prior to the earlier of (y) thirty (30) days following written notice to the party committing such breach from the other party hereto or (z) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing.

(e) Breach of Covenants. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party not to consummate the agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach of any of the covenants or agreements either individually or in the aggregate with other breaches by such party, would result in, if not cured by the Closing Date, the failure of the condition set forth in Section 6.02(b) or Section 6.03(b) as the case may be, to be satisfied, which breach is not cured prior to the earlier of (i) thirty (30) days following written notice to the party committing such breach from the other party hereto or (ii) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing.

(f) Delay. By either Buyer or Company if the Merger shall not have been consummated on or before June 30, 2018 (the “Expiration Date”), unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that if additional time is necessary in order to obtain any Regulatory Approval, the Expiration Date shall be automatically extended for one additional two-month period.

(g) Company Failure to Recommend; Etc. In addition to and not in limitation of Buyer’s termination rights under Section 7.01(e), by Buyer prior to the Requisite Company Shareholder Approval being obtained if (i) there shall have been a material breach of Section 5.10 and such breach shall not have been cured on or before the expiration of the fifth (5th) Business Day after the occurrence of such breach, or (ii) Company Board (A) makes a Company Subsequent Determination, (B) materially breaches its obligations to call, give notice of or commence the Company Meeting in accordance with the provisions of Section 5.04(a), and such breach shall not have been cured on or before the expiration of the fifth (5th) Business Day after the occurrence of such breach or (C) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions.

(h) Buyer Failure to Recommend; Etc. In addition to and not in limitation of Company’s termination rights under Section 7.01(e), by Company prior to the Requisite Buyer Stockholder Approval being obtained, if the Buyer’s Board of Directors materially breaches its obligations to call, give notice of or commence the Buyer Meeting in accordance with the provisions of Section 5.04(b), and such breach shall not have been cured on or before the expiration of the fifth (5th) Business Day after the occurrence of such breach; or resolves or otherwise determines to take, or announce as an intention to take, the foregoing action.

Section 7.02. Termination Fee.

(a) In recognition of the efforts, expenses and other opportunities foregone by Buyer while structuring and pursuing the Merger, Company shall pay to Buyer a termination fee equal to $10,000,000 (“Termination Fee”), by wire transfer of immediately available funds to an account specified by Buyer in the event of any of the following: (i) in the event Buyer terminates this Agreement pursuant to Section 7.01(g), Company shall pay Buyer the Termination Fee within two (2) Business Days after receipt of Buyer’s notification of such termination; or (ii) in the event that after the date of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been made known to senior management of Company or has been made directly to its shareholders generally (and not withdrawn) or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Company and (A) thereafter this Agreement is terminated by either Buyer or Company pursuant to Section 7.01(c) or Section 7.01(f) (without the Requisite Company Shareholder Approval having been obtained) or if this Agreement is terminated by Buyer pursuant to Section 7.01(d) or Section 7.01(e), and (B) prior to the date that is six (6) months after the date of such termination, Company enters into any agreement to consummate, or consummates an Acquisition Transaction (provided that the Acquisition Transaction relates to the same Acquisition Proposal as that referred to above), then Company shall, on the earlier of the date it enters into such agreement and the date of consummation of such transaction, pay Buyer the Termination Fee, provided, that for purposes of this Section 7.02(a), all references in the definition of Acquisition Transaction to “20%” shall instead refer to “50%”.

(b) In recognition of the efforts, expenses and other opportunities foregone by Company while structuring and pursuing the Merger, Buyer shall pay to Company an amount equal to the Termination Fee, by wire transfer of immediately available funds to an account specified by Company in the event of any of the following: (i) in the event Company terminates this Agreement pursuant to Section 7.01(h), Buyer shall pay Company the Termination Fee within two (2) Business Days after receipt of Company’s notification of such termination; or (ii) in the event that after the date of this Agreement and prior to the termination of this Agreement, (A) there is a publicly announced inquiry, offer or proposal from any Person to acquire, via merger, tender offer, exchange offer, asset purchase, stock purchase or any transaction which is similar in form, substance or purpose to any of the foregoing, 20% or more of any class of equity of Buyer or Buyer Bank or 20% or more of the consolidated assets of Buyer or Buyer Bank, and (B) Buyer subsequently terminates this Agreement pursuant to Section 7.01(c) due to Buyer’s failure to obtain Requisite Buyer Stockholder Approval, Buyer shall pay Company the Termination Fee within two (2) Business Days after notification by Buyer to Company of such termination.

(c) Company and Buyer each agree that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement; accordingly, if a party fails promptly to pay any amounts due under this Section 7.02, such party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (i) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication thereto), designated therein as the prime rate on the date such payment was due, plus (ii) 200 basis points, together with the costs and expenses of the other party (including reasonable legal fees and expenses) reasonably incurred in connection with payment of amounts due under Section 7.02.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that if a party pays or causes to be paid to the other party or its Subsidiary bank the Termination Fee in accordance with Section 7.02(a) or Section 7.02(b), as applicable, neither paying party nor its Subsidiary bank (nor any successor in interest, Affiliate, shareholder, director, officer, employee, agent, consultant or representative of such paying party or its Subsidiary bank) will have any further obligations or liabilities to the other party or its subsidiary bank with respect to this Agreement or the transactions contemplated by this Agreement and the payment of such amounts shall be the receiving party’s sole and exclusive remedy against the other party, its Subsidiary bank, and their respective Affiliates, representatives or successors in interest.

Section 7.03. Effect of Termination. If this Agreement is terminated pursuant to Section 7.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party or any of its Affiliates) to the other party hereto, except as provided in Section 7.02(d); provided, that nothing contained in this Agreement shall limit either party’s rights to recover any liabilities or damages pursuant to Section 7.02 or arising out of the other party’s willful breach of any provision of this Agreement. The provisions of this Section 7.03 and Section 5.21, Section 7.02, Section 9.04, and Section 9.05 shall survive any termination hereof pursuant to Section 7.01.

ARTICLE 8.

DEFINITIONS

Section 8.01. Definitions. The following terms are used in this Agreement with the meanings set forth below:

“2017 Audited Financials” means the Company’s consolidated audited balance sheet as of December 31, 2017 and the related consolidated audited statement of operations, shareholders’ equity and cash flows for the fiscal year then ended, together with a true and correct copy of the report on such audited information by Company’s independent accountants, and all letters from such accountants with respect to the results of such audits.

“Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from Buyer), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction.

“Acquisition Transaction” means: (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Company or Company Bank that, in any such case, results in any Person (or, in the case of a direct merger between such third party and Company, Company Bank or any other Subsidiary of Company, the stockholders of such third party) acquiring 20% or more of any class of equity of Company or Company Bank; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, 20% or more of the consolidated assets of Company or Company Bank; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities)

representing 20% or more of the votes attached to the outstanding securities of Company or Company Bank; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of Company or Company Bank; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

“Action” has the meaning set forth in Section 3.11.

“Adjusted Tangible Common Equity” means (a) the sum of (i) the total shareholders’ common equity of Company as of the close of business on the Determination Date, determined in accordance with GAAP consistently applied (but disregarding from such calculation accumulated comprehensive loss and minority interest) plus (ii) the after-tax amount of the Transaction Expenses, less (b) the value of the Intangible Assets determined as of the close of business on the Determination Date.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“ASC 320” means GAAP Accounting Standards Codification Topic 320.

“Associate” when used to indicate a relationship with any Person means (1) any corporation, limited liability company, partnership, association, joint-stock company, unincorporated organization or other organization of any kind or nature (other than Company or any of its Subsidiaries) of which such Person is an officer, director, manager, partner or holds a like position, or is, directly or indirectly, the beneficial owner of 3% or more of any class of equity securities, (2) any trust or other estate in which such Person has a beneficial interest or serves as trustee or in a similar fiduciary capacity, or (3) any family member of such Person.

“ASTM” has the meaning set forth in Section 5.01(v).

“Bank Merger” has the meaning set forth in the recitals to this Agreement.

“Bank Merger Agreement” has the meaning set forth in Section 1.04.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

“BHC Act” has the meaning set forth in Section 3.02(a).

“Book-Entry Share” means any non-certificated share held by book entry in Company’s share transfer book, which immediately prior to the Effective Time represents an outstanding Company Common Share.

“Burdensome Condition” means any condition, prohibition, limitation, or other requirement which would, as determined by Buyer Board in its reasonable discretion, (i) prohibit or materially limit the ownership or operation by Company or any of its Subsidiaries, or by Buyer or any of its Subsidiaries, of all or any material portion of the business or assets of Company or any of its Subsidiaries or Buyer or its Subsidiaries, (ii) compel Buyer or any of its Subsidiaries to pay any amounts (other than customary filing fees and fees of professional advisors customary to effect transactions comparable in nature and size to those contemplated by this Agreement), (iii) compel Buyer or any of its Subsidiaries to divest any banking office or otherwise dispose of all or any material portion of the business or assets of Company or any of its Subsidiaries or Buyer or any of its

Subsidiaries, (iv) continue any portion of any material Company Regulatory Agreement against Buyer or any of its Subsidiaries after the Merger or the Bank Merger, (v) increase the capital requirements of Buyer or any of its Subsidiaries, (vi) restrict or materially limit the ability of Buyer or its Subsidiaries to expand its business, or (vii) otherwise be reasonably likely to have a material and adverse effect on the Buyer Parties and their Subsidiaries, taken as a whole and giving effect to the Merger and the Bank Merger (in each case measured on a scale relative to Company and its Subsidiaries, taken as a whole).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of Delaware or South Dakota are authorized or obligated to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Bank” has the meaning set forth in the preamble to this Agreement.

“Buyer Bank Stockholder Approval” has the meaning set forth in Section 5.25.

“Buyer Board” means the Board of Directors of Buyer.

“Buyer Common Stock” means the common stock, $0.01 par value per share, of Buyer.

“Buyer Confidentiality Agreement” has the meaning set forth in Section 5.20.

“Buyer Financial Statements” has the meaning set forth in Section 4.06(b).

“Buyer Meeting” has the meaning set forth in Section 5.04(b)(i).

“Buyer Nonvoting Common Stock” has the meaning set forth in Section 4.03(a).

“Buyer Parties” has the meaning set forth in the preamble to this Agreement.

“Buyer Party Disclosure Schedule” has the meaning set forth in Section 4.01(a).

“Buyer Preferred Stock” means the preferred stock, par value $0.01, of Buyer.

“Buyer Recommendation” has the meaning set forth in Section 5.04(b)(ii).

“Buyer Regulatory Agreement” has the meaning set forth in Section 4.15.

“Buyer SEC Documents” has the meaning set forth in Section 4.06(a).

“Buyer Stock Options” means each outstanding option issued pursuant to a Buyer Stock Plan or a predecessor plan to purchase shares of Buyer Common Stock that is outstanding immediately prior to the Effective Time.

“Buyer Stock Plan” means all equity plans of Buyer or any Buyer Subsidiary.

“Certificate” means any outstanding certificate, which immediately prior to the Effective Time represents one or more outstanding Company Common Shares.

“Certificates of Merger” has the meaning set forth in Section 1.05(a).

“Change of Control Payment” means any amount payable pursuant to any employment, change in control, salary continuation, deferred compensation, non-competition, retention, bonus or other similar agreement, plan or arrangement of Company or any of its Subsidiaries, whether due and payable as a result of the execution of this agreement or the performance and consummation of the transactions contemplated hereby, or due and payable by Buyer after the Closing in connection with other events.

“Claim” has the meaning set forth in Section 5.11(a).

“Closing” and “Closing Date” have the meanings set forth in Section 1.05(b).

“Closing Date Share Certification” means the certificate, delivered by an officer of Company on behalf of Company at the Closing, certifying the number of Company Common Shares (including Company Common Shares subject to outstanding Company Options) and Company Preferred Shares issued and outstanding immediately prior to the Effective Time.

“COBRA” has the meaning set forth in Section 3.16(h).

“Code” has the meaning set forth in the recitals to this Agreement.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Audited Financial Statements” has the meaning set forth in Section 3.08(a).

“Company Bank” has the meaning set forth in the preamble to this Agreement.

“Company Bank Shareholder Approval” has the meaning set forth in Section 5.25.

“Company Benefit Plan” means each written and unwritten employee benefit plan, scheme, program, policy, practice, arrangement and contract (including, but not limited to, any “employee benefit plan”, as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, bonus, commission, share purchase, restricted shares, option or other equity-based arrangement, and any employment, termination, retention, bonus, vacation, pension, profit-sharing, phantom equity, retention, incentive, medical, dental, or other health or welfare benefit plan, contract, arrangement or policy, any life insurance, flexible spending account, cafeteria, holiday, disability plan, contract, arrangement or policy, or any other employee or service provider compensation or benefit or fringe benefit plan, scheme, program, policy, practice, arrangement or contract, change in control or severance plan, program, policy, practice, arrangement or contract) for the benefit of any current or former officer, employee, beneficiary, director, independent contractor or like person of Company or any Company Plan Affiliates that is maintained or contributed to by Company or any Company Plan Affiliates, or with respect to which any of them has or could incur any liability under the Code or ERISA or any other applicable Law or similar non-U.S. Law.

“Company Board” means the Board of Directors of Company.

“Company Common Share” or “Company Common Shares” means a share or shares of common equity, no par value per share, of Company.

“Company Confidentiality Agreement” has the meaning set forth in Section 5.20.

“Company Equity Plans” means all equity plans or arrangements of Company or any Subsidiary, including the Crestmark Employee Stock Ownership Plan and the Crestmark Stock Option Plan, and any sub-plans adopted thereunder, each as amended to date.

“Company Financial Statements” has the meaning set forth in Section 3.08(a).

“Company Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Company and its Subsidiaries.

“Company Insurance Policy” has the meaning set forth in Section 3.23(j).

“Company Loan” has the meaning set forth in Section 3.23(d).

“Company Material Contracts” has the meaning set forth in Section 3.13(a).

“Company Meeting” has the meaning set forth in Section 5.04(a).

“Company Options” means each outstanding option issued pursuant to a Company Equity Plan or a predecessor plan to purchase Company Common Shares that is outstanding immediately prior to the Effective Time.

“Company Parties” has the meaning set forth in the preamble to this Agreement.

“Company Party Disclosure Schedule” has the meaning set forth in Section 3.01(a).

“Company Plan Affiliate” means Company, any Company Subsidiary or any other Person, and any predecessor thereof, who is or was (at a relevant time with respect to which Company has any liability) treated as a single employer or under common control under Section 414 of the Code or Section 4001 of ERISA.

“Company Preferred Shares” means the preferred shares, $0.01 par value per share, of Company.

“Company Real Property” has the meaning set forth in Section 3.31(a).

“Company Recommendation” has the meaning set forth in Section 5.04(a)(ii).

“Company Regulatory Agreement” has the meaning set forth in Section 3.14.

“Company Representatives” has the meaning set forth in Section 5.10(a).

“Company Subsequent Determination” has the meaning set forth in Section 5.10(d).

“Company Unaudited Financial Statements” has the meaning set forth in Section 3.08(a).

“Confidentiality Agreements” has the meaning set forth in Section 5.20.

“D&O Insurance” has the meaning set forth in Section 5.11(c).

“DE Certificate of Merger” has the meaning set forth in Section 1.05(a).

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction, in each case, relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions.

“Determination Date” means the last day of the month immediately preceding the month in which the Effective Time occurs, unless the Effective Time occurs in the first seven (7) Business Days of a month, then the “Determination Date” shall be the month end prior to the previous month-end.

“DGCL” means the Delaware General Corporation Law, as amended.

“DIFS” means the Office of Banking for the Michigan Department of Insurance and Financial Services.

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning set forth in Section 1.05(a).

“Environmental Consultant” has the meaning set forth in Section 5.16(a).

“Environmental Law” means any federal, state or local Law relating to: (a) pollution, the protection or restoration of the indoor or outdoor environment, human health and safety with respect to exposure to Hazardous Substances, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651, et seq.; (b) common Law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ESOP” has the meaning set forth in Section 3.16(p)

“ESOP Termination Date” has the meaning set forth in Section 5.12(c).

“ESOP Trust” has the meaning set forth in Section 3.16(p)

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” means such exchange agent as may be designated by Buyer (which shall be Buyer’s transfer agent), and reasonably acceptable to Company appointed prior to the Effective Time pursuant to an agreement in form and substance reasonably acceptable to Company (the “Exchange Agent Agreement”), to act as agent for purposes of conducting the exchange procedures described in Article 2.

“Exchange Agent Agreement” has the meaning set forth in the definition of “Exchange Agent”.

“Exchange Fund” has the meaning set forth in Section 2.06(a).

“Exchange Ratio” means 2.65.

“Executive Employment Agreement” has the meaning set forth in Section 6.03(f).

“Expiration Date” has the meaning set forth in Section 7.01(f).

“FDIA” has the meaning set forth in Section 3.28.

“FDIC” means the Federal Deposit Insurance Corporation.

“FFIEC” means the Federal Financial Institutions Examination Council.

“FINRA” shall mean the Financial Industry Regulatory Authority.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles in the United States of America, applied consistently with past practice.

“Governmental Authority” or “Governmental Authorities” means any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS, Department of Labor, Pension Benefit Guaranty Corporation, or any self-regulatory body or authority, including FRB, the OCC, the FDIC, the DIFS, NACHA, the Department of Justice, the Federal Trade Commission, the Payment Card Industry and any card association or network, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials or words of similar meaning or regulatory effect under any Environmental Law or that have a negative impact on the environment, including petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise). Hazardous Substance does not include substances of kinds and in amounts ordinarily and customarily used or stored for the purposes of cleaning or other maintenance or operations.

“HOLA” means the Homeowners Loan Act of 1933, as amended.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

“IIPI” has the meaning set forth in Section 3.29(c).

“Indemnified Parties” has the meaning set forth in Section 5.11(a).

“Informational Systems Conversion” has the meaning set forth in Section 5.14.

“Insurance Policies” has the meaning set forth in Section 3.33.

“Intangible Assets” means any asset of a Company Party that is considered an intangible asset under GAAP, including goodwill, determined in accordance with GAAP consistently applied with prior audited financial statements.

“Intellectual Property” means with regard to a Person all intellectual property of that Person including (a) all registered and unregistered trademarks, service marks, trade dress, trade names, designs, logos, slogans, corporate and fictitious names and rights in telephone numbers, together with all abbreviations, translations, adaptations, derivations and combinations thereof, and general intangibles of like nature, together with all goodwill, applications, registrations and renewals related to the foregoing; (b) all inventions, conceptions, ideas, processes, designs, improvements, and discoveries (whether patentable or unpatentable and whether or not reduced to practice), and all patents, patent applications, patent disclosures and industrial designs, including any provisionals, non-provisionals, continuations, divisionals, continuations-in-part, renewals, reissues, refilings, revisions, extensions and reexaminations thereof, statutory invention registrations, and U.S. or foreign counterparts of any patents or applications for any of the foregoing (collectively, “Patents”); (c) all works of authorship or mask works (both published and unpublished) whether or not protectable by copyright and all interest therein as copyright or other proprietor, whether or not registered with the United States Copyright Office or an equivalent office in any other country of the world, and all applications, registrations and renewals for any of the foregoing; (d) Software; (e) all confidential or proprietary technology or information, including research and development, trade secrets and other confidential information, know-how, proprietary processes, formulae, compositions, algorithms, models, methodologies, manufacturing and production processes and techniques, technical data, designs, drawings, blue prints, specifications, customer and supplier lists, pricing and cost information and business, marketing or other plans and proposals.

“In-the-money Company Option” means any Company Option with an exercise price equal to an amount that is less than the Purchase Price.

“Intangible Assets” means any asset of a Company Party that is considered an intangible asset under GAAP, including goodwill, determined in accordance with GAAP consistently applied with prior audited financial statements.

“Investment Securities” means the investment securities of Company, Company Bank and their respective Subsidiaries.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means, with respect to any Person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such Person or such Person’s Subsidiaries.

“Knowledge” means, with respect to the Company Parties, the actual knowledge, after reasonable inquiry under the circumstances, of the Persons set forth in Company Party Disclosure Schedule 3.1, and with respect to the Buyer Parties, the actual knowledge, after reasonable inquiry under the circumstances, of the Persons set forth in Buyer Party Disclosure Schedule 4.1.

“Law” means any federal, state, foreign, or local law, statute, ordinance code, rule, order, decree, regulation, writ, injunction, directive, judgment, administrative interpretation, treaty, decree, administrative, guidance, network or association rule, judicial or arbitration decision and any other executive, legislative, regulatory or administrative proclamation or other requirement of any Governmental Authority applicable, in the case of any Person, to such Person or its properties, assets, officers, directors, employees or agents (in connection with such officers’, directors’, employees’ or agents’ activities on behalf of such Person). For the avoidance of doubt, “Laws” shall include (i) any rules, regulations or listing requirements of any stock exchange on which shares of a Person’s common stock are listed or included for trading, (ii) any card association or card network rule, and (iii) NACHA.

“Leases” has the meaning set forth in Section 3.31(b).

“Letter of Transmittal” has the meaning set forth in Section 2.05.

“Licensed Business Intellectual Property” has the meaning set forth in Section 3.32(f).

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge, claim, option, rights of first refusal, encumbrances, or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership).

“Loan” means any written or oral loan, loan agreement, note or borrowing arrangement or other extensions of credit (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) to which Company, Company Bank or any of their respective Subsidiaries is a party as obligee.

“Material Adverse Effect” with respect to any party means (i) any change, development or effect that individually or in the aggregate is, or is reasonably likely to be, material and adverse to the condition (financial or otherwise), results of operations, liquidity, assets or liabilities, properties, or business of such party and its Subsidiaries, taken as a whole, or (ii) any change, development or effect that individually or in the aggregate would, or would be reasonably likely to, materially impair the ability of such party to perform its obligations under this Agreement or otherwise materially impairs, or is reasonably likely to materially impair, the ability of such party to consummate the Merger, the Bank Merger and the other transactions contemplated hereby; provided, however, that, in the case of clause (i) only, the following alone or in combination, shall not constitute a Material Adverse Effect, nor shall the occurrence, impact or results of such events be taken into account in determining whether there has been or will be a Material Adverse Effect (A) changes after the date of this Agreement in Laws of general applicability to companies in the industry in which it operates or interpretations thereof by Governmental Authorities (except to the extent that such change disproportionately adversely affects Company and its Subsidiaries or Buyer and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which Company and Buyer operate, in which case only the disproportionate effect will be taken into account), (B) changes in GAAP, or regulatory accounting requirements applicable to banks or financial holding companies or savings and loan holding companies, as applicable, generally, or interpretations thereof (except to the extent that such change disproportionately adversely affects Company and its Subsidiaries or Buyer and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which Company and Buyer operate, in which case only the disproportionate effect will be taken into account), (C) changes in global or national political or economic or capital or credit market conditions generally, including changes in levels of interest rates (except to the extent that such change disproportionately adversely affects Company and its Subsidiaries or Buyer and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which Company and Buyer operate, in which case only the disproportionate effect will be taken into account), (D) the effects of any action or omission taken by Company with the prior consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement, (E) any failure by Company or Buyer to meet any internal or published industry analyst projections, forecasts or estimates of revenues or earnings or other financial or operating metrics for any period (it being understood and agreed that the underlying facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), (F) changes in the trading price or trading volume of Buyer Common Stock or Company Common Shares and (G) the impact of this Agreement and the transactions contemplated hereby, including the public announcement thereof on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement).

“Maximum D&O Tail Premium” has the meaning set forth in Section 5.11(c).

“MBCA” means the Michigan Business Corporation Act.

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 2.01(b).

“MI Certificate of Merger” has the meaning set forth in Section 1.05(a).

“Money Laundering Laws” has the meaning set forth in Section 3.12(c).

“NASDAQ Global Select” means The NASDAQ Global Select Market.

“National Labor Relations Act” means the National Labor Relations Act, as amended.

“Notice of Superior Proposal” has the meaning set forth in Section 5.10(e).

“Notice Period” has the meaning set forth in Section 5.10(e).

“OCC” means the Office of the Comptroller of the Currency.

“Option Cancellation Letter” has the meaning set forth in Section 2.04(b)(iii).

“Option Payment” has the meaning set forth in Section 2.04(b)(ii).

“Ordinary Course of Business” means the ordinary, usual and customary course of business of Company, Company Bank and the Subsidiaries of Company consistent with past practice.

“OREO” has the meaning set forth in Section 3.23(c).

“Out-of-the-money Company Option” means any Company Option that is not an In-the-money Company Option.

“Patents” has the meaning set forth in the definition of “Intellectual Property”.

“PCB” has the meaning set forth in Section 3.18(d).

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature, including a Governmental Authority.

“Proxy Statement-Prospectus” means Company’s and Buyer’s proxy statement and Buyer’s prospectus and other proxy solicitation materials constituting a part thereof, together with any amendments and supplements thereto, to be delivered to holders of Company Common Shares in connection with the Company Meeting and the holders of Buyer Common Stock in connection with the Buyer Meeting in connection with the solicitation of the Requisite Company Shareholder Approval and the Requisite Buyer Stockholder Approval.

“Purchase Price” means the Dollar amount to equal the product of (i) the Exchange Ratio multiplied by (ii) the average closing price per share of Buyer Common Stock on the NASDAQ Global Select for the ten (10) trading day period ending five (5) calendar days preceding the Closing Date.

“Registration Statement” means the Registration Statement on Form S-4 to be filed with the SEC by Buyer in connection with the issuance of shares of Buyer Common Stock in the Merger (including the Proxy Statement-Prospectus, constituting a part thereof), together with any amendments and supplements thereto.

“Regulatory Approval” means any consent, approval, authorization or non-objection from any Governmental Authority necessary to consummate the Merger, Bank Merger and the other transactions contemplated by this Agreement.

“Requisite Buyer Stockholder Approval” means (i) the adoption and approval of this Agreement and the transactions contemplated hereby and (ii) the approval of the issuance of the shares of Buyer Common Stock in the Merger Consideration by the affirmative vote of, with respect to subsection (i), the holders of a majority of the outstanding shares of Buyer Common Stock and with respect to subsection (ii), the holders of a majority of the total shares of Buyer Common Stock cast on such proposal.

“Requisite Company Shareholder Approval” means the adoption and approval of this Agreement and the transactions contemplated hereby by the affirmative vote of the holders of a majority of the outstanding Company Common Shares entitled to vote thereon, including ESOP participants entitled to vote on this Agreement and the transactions contemplated hereby, as required pursuant to terms of the ESOP, ESOP Trust and applicable Laws.

“Rights” means, with respect to any Person, warrants, options, calls, rights, convertible securities and other arrangements or commitments of any character which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

“Sanctioned Country” has the meaning set forth in Section 3.38.

“Sanctions” has the meaning set forth in Section 3.38.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SBA” means the United States Small Business Administration.

“Schedule Supplement” has the meaning set forth in Section 5.09.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Severance Costs” means all amounts paid or payable to any employee of the Company or any of its Subsidiaries whose employment with Company or any of its Subsidiaries is being terminated as a result of or in connection with the execution of this Agreement or the performance and consummation of the transactions contemplated hereby, whether contingent on the transaction itself or in connection with other events (including any compensation or termination benefits under any agreement, plan, policy, arrangement or custom of the Company or any of its Subsidiaries).

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

“Subsidiary” means, when used with respect to any Person, any corporation, business trust, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or Person of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is, or directly or indirectly has the power to appoint, a general partner, manager or managing member or others performing similar functions.

Any reference in this Agreement to a Subsidiary of a Company Party or a Buyer Party means, unless the context otherwise requires, any current or former Subsidiary of such Company Party or such Buyer Party. No entity that is or was acquired as a result of foreclosure or similar proceedings or in respect of a debt previously contracted will be treated as a Subsidiary.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (i) that if consummated would result in a third party (or, in the case of a direct merger between such third party and Company, Company Bank or any other Subsidiary of Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Company Common Shares or more than 50% of the assets of Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities and (ii) that Company Board reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (A) is reasonably capable of being completed on a timely basis, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Acquisition Proposal, and (B) taking into account any changes to this Agreement proposed by Buyer in response to such Acquisition Proposal, as contemplated by paragraph (c) of Section 5.10, and all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such proposal, is more favorable to the shareholders of Company from a financial point of view than the Merger.

“Surviving Entity” has the meaning set forth in Section 1.01.

“Takeover Laws” has the meaning set forth in Section 3.36.

“Tax” and “Taxes” mean all (a) taxes, charges, withholdings, fees, levies, imposts, duties and governmental fees or other like assessments or charges of any kind whatsoever in the nature of taxes imposed by any federal, state, local or foreign or other Governmental Authority (including those related to income, net income, gross income, receipts, capital, windfall profit, severance, property (real and personal), production, sales, goods and services, use, business and occupation, license, excise, registration, franchise, employment, payroll (including social security contributions), deductions at source, withholding, alternative or add-on minimum, intangibles, ad valorem, transfer, gains, stamp, customs, duties, estimated, transaction, title, capital, paid-up capital, profits, premium, value added, recording, inventory and merchandise, business privilege, federal highway use, commercial rent or environmental tax, and any liability under unclaimed property, escheat, or similar Laws), (b) interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with (i) any item described in clause (a) or (ii) the failure to comply with any requirement imposed with respect to any Tax Return, and (c) liability in respect of any items described in clause (a) and/or (b) payable by reason of contract, assumption, transferee, successor or similar liability, operation of Law (including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local, or foreign Law)) or otherwise.

“Tax Returns” means any return, declaration, form (including Form TD F 90-22.1 and FinCEN Form 114 and any predecessor or successor forms), report, claim, informational return (including all Forms 1099) or statement filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Termination Fee” has the meaning set forth in Section 7.02(a).

“The date hereof” or “the date of this Agreement” means the date first set forth above in the preamble to this Agreement.

“Three Percent Cap” has the meaning set forth in Section 5.02(b)(iii).

“Transaction Expenses” means all amounts paid, to be paid or reasonably expected to be paid by the Company Parties (or by the Surviving Entity or Buyer Bank, as successors to the Company Parties) that arise out of or in connection with the execution of this Agreement and the performance and consummation of the transactions contemplated hereby, (whether arising before, at or after the Effective Time), including without limitation (a) Company’s or ESOP trustee’s legal, accounting and financial advisory fees or commissions, (b) Severance Costs, (c) termination fees or other expenses incurred in connection with the termination of any contract of any of the Company Parties or their Subsidiaries, (d) payments made in connection with the termination of any Company Equity Plan, (e) the amount of any penalties or other expenses incurred by any of the Company Parties in connection with the prepayment of indebtedness by such Company Party or their Subsidiaries occurring as a result of such transactions, (f) premiums or other expenses relating to the D&O Insurance, (g) liabilities for Taxes arising out of such transactions and (h) Change of Control Payments.

“Treasury Regulations” means the final and temporary regulations promulgated under the Code, as such regulations may be amended from time to time. Any reference herein to a particular provision of the Treasury Regulations means, where appropriate, the corresponding successor provision.

“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and the regulations promulgated thereunder.

“USDA” means the United States Department of Agriculture.

“Voting Agreement” or “Voting Agreements” shall have the meaning set forth in the recitals to this Agreement.

“Voting Debt” means all bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.

ARTICLE 9.

MISCELLANEOUS

Section 9.01. Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 9.02. Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Company or stockholders of Buyer, but, after any such approval, no amendment shall be made which by Law requires further approval by such shareholders or stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 9.03. Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective board of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

Section 9.04. Governing Law; Choice of Forum; Waiver of Right to Trial by Jury; Process Agent.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of Law rules of such state.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.04.

Section 9.05. Expenses. Except as otherwise provided in Section 7.02, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel. Notwithstanding the foregoing, if any civil action, arbitration or other legal proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees, court costs and all expenses (including all such fees, Taxes, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that proceeding, in addition to any other relief to which such party or parties may be entitled. Attorneys’ fees shall include paralegal fees, investigative fees, administrative costs and all other charges billed by the attorney to the prevailing party (including any fees and costs associated with collecting such amounts).

Section 9.06. Notices. All notices, requests and other communications hereunder to a party, shall be in writing and shall be deemed properly given if delivered (a) personally, (b) by properly addressed electronic mail delivery (with confirmation of delivery receipt), or (c) by reputable courier service to such party at its address set forth below, or at such other address or addresses as such party may specify from time to time by notice in like manner to the parties hereto. All notices shall be deemed effective upon delivery.

If to Buyer or Buyer Bank:	With a copy (which shall not constitute notice) to:

Meta Financial Group, Inc.	Katten Muchin Rosenman LLP
5501 South Broadband Lane	2900 K Street NW North Tower – Suite 200
Sioux Falls, South Dakota 57108	Washington, D.C., 20007-5118
Attn: Glen Herrick, EVP	Attn: Mara Glaser McCahan
& Chief Financial Officer	Email: mara.glaser-mccahan@kattenlaw.com
Email: gherrick@metabank.com

If to Company or Company Bank:	With a copy (which shall not constitute notice) to:

Crestmark Bancorp, Inc.	Dickinson Wright PLLC
5480 Corporate Drive, Suite 350	2600 W. Big Beaver Rd. Suite 300
Troy, MI 48098	Troy, MI 48084
Attn: W. David Tull	Attn: Michael R. Kramer
Email: dtull@Crestmark.com	Email: mkramer@dickinson-wright.com

Section 9.07. Entire Agreement; No Third Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) represent the entire agreement of the parties hereto and thereto with reference to the transactions contemplated hereby and thereby, and supersede any and all other oral or written agreements heretofore made among the parties hereto with respect to the subject matter of this Agreement. Except for the Indemnified Parties’ rights under Section 5.11 and shareholders of Company with respect to Article 2, each of the Buyer Parties and each of the Company Parties hereby agree that their respective representations, warranties and covenants set forth herein and therein are solely for the benefit of the other applicable parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any Person or employees who might be affected by Section 5.12), other than the parties hereto, any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.08. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 9.09. Enforcement of this Agreement; Submission to Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief, without the necessity of proving actual monetary loss or posting any bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in this Section 9.09, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties (i) irrevocably submits itself to the personal jurisdiction of all state and federal courts sitting in the State of Delaware, including to the jurisdiction of all courts to which an appeal may be taken from such courts, in any action, suit or proceeding arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or any facts and circumstances leading to its execution or performance, (ii) agrees that all claims in respect of any such action, suit or proceeding must be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event that subject matter jurisdiction is declined by or unavailable in the Court of Chancery of the State of Delaware, then such action, suit or proceeding shall be heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such courts, (iv) agrees not to bring any action, suit or proceeding against the other party or its Affiliates arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or any facts and circumstances leading to its execution or performance in any other courts, and (v) waives any defense of inconvenient forum to the maintenance of any action, suit or proceeding so brought. Each of the parties agrees to waive any bond, surety or other security that might be required of any other party with respect to any such action, suit or proceeding, including any appeal thereof. Each of the parties agrees that service of any process, summons, notice or document in accordance with Section 9.06 shall be effective service of process for any action, suit or proceeding brought against it by the other party in connection with this Section 9.09, provided that nothing contained herein shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

Section 9.10. Interpretation.

(a) When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a Section of, or Exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and captions and headings contained in this Agreement are included solely for convenience of reference and shall be disregarded in the interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The parties acknowledge and agree that if an unreasonable condition is imposed on a consent, such consent will be deemed to have been withheld.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or document contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorizing any of the provisions of this Agreement or any other agreements or documents contemplated herein.

(c) Any reference contained in this Agreement to specific statutory or regulatory provisions or to any specific Governmental Authority shall include any rule or regulation promulgated thereunder and any successor statute or regulation, or successor Governmental Authority, as the case may be. Unless the context clearly indicates otherwise, the masculine, feminine, and neuter genders will be deemed to be interchangeable, and the singular includes the plural and vice versa.

(d) Unless otherwise specified, the references to “Section” and “Article” in this Agreement are to the Sections and Articles of this Agreement. When used in this Agreement, words such as “herein”, “hereinafter”, “hereof”, “hereto”, and “hereunder” refer to this Agreement as a whole, unless the context clearly requires otherwise. When used in this Agreement, references to (i) “in respect of debt previously contracted” and similar phrases include actions taken in respect thereof such as foreclosure and similar proceedings and arrangements and (ii) “foreclosure” include other similar proceedings and arrangements including a deed in lieu.

Section 9.11. Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties, and any purported assignment in violation of this Section 9.11 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.12. Counterparts. This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.

Section 9.13. Disclosure Schedules. The parties hereto agree that any reference in a particular Section or subsection of either the Company Party Disclosure Schedule or the Buyer Party Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties or covenants, as applicable, of the relevant party that are contained in the corresponding Section or subsection of this Agreement and to any other representations, warranties or covenants of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such other non-corresponding representations, warranties and covenants would be readily apparent to a reasonable Person who has read that reference and such representations, warranties or covenants without any independent knowledge on the part of the reader regarding the matter(s) so disclosed. The mere inclusion of an item in either the Company Party Disclosure Schedule or the Buyer Party Disclosure Schedule as an exception to a representation, warranty or covenant shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

META FINANCIAL GROUP, INC.

By:	/s/ J. Tyler Haahr
Name:	J. Tyler Haahr
Title:	Chairman and Chief Executive Officer

METABANK

By:	/s/ J. Tyler Haahr
Name:	J. Tyler Haahr
Title:	Chairman and Chief Executive Officer

CRESTMARK BANCORP, INC.

By:	/s/ W. David Tull
Name:	W. David Tull
Title:	Chairman

CRESTMARK BANK

By:	/s/ W. David Tull
Name:	W. David Tull
Title:	Chairman

Appendix B

SHAREHOLDER VOTING AGREEMENT

This Shareholder Voting Agreement (this “Agreement”) is entered into as of January 9, 2018, by and between the undersigned holder (“Shareholder”) of Common Shares (as defined below) and Meta Financial Group, Inc., a Delaware corporation (“Buyer”).

RECITALS

WHEREAS, as of the date hereof, Shareholder “beneficially owns” (as such term, along with “owns beneficially”, “beneficial ownership” and other like terms, is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of voting common shares, no par value per share (the “Common Shares”) of Crestmark Bancorp, Inc. a Michigan corporation (“Company”) indicated on the signature page of this Agreement under the heading “Total Number of Common Shares” (the “Original Shares” and together with any additional shares of Common Shares pursuant to Section 5 hereof, the “Shares”);

WHEREAS, Company, Buyer, Crestmark Bank, a Michigan state-chartered bank and wholly-owned subsidiary of Company, and MetaBank, a federally chartered stock savings bank and a wholly-owned subsidiary of Buyer have entered or will enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, among other things, Company will merge with and into Buyer (the “Merger”); and

WHEREAS, as a condition to the willingness of Buyer to enter into the Merger Agreement, Buyer has required Shareholder to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of, and as a material inducement to, Buyer entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Buyer in connection therewith, Shareholder and Buyer, intending to be legally bound, hereby agree as follows:

1. Definitions. For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with Buyer as follows:

(a) Shareholder is the beneficial owner or record owner of the Shares free and clear of any and all pledges, liens, security interests, mortgage, claims, charges, restrictions, options, title defects, or encumbrances, except as otherwise disclosed on Schedule 2(a) attached hereto. Shareholder does not own, of record or beneficially, any shares of capital stock of Company other than (i) the Original Shares and (ii) any options, warrants or other rights to acquire any additional Common Shares or any security exercisable for or convertible into Common Shares, set forth on the signature page of this Agreement (collectively, the “Options”).

(b) Shareholder has full power and authority to (i) make, enter into, and carry out the terms of this Agreement; and (ii) vote all of the Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any governmental body), except as otherwise disclosed on Schedule 2(b) attached hereto.

(c) This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding agreement of Shareholder enforceable against Shareholder in accordance with its terms. The execution and delivery of this Agreement and the performance by Shareholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any contract to or by which Shareholder is a party or bound, or any statute, court or administrative order, rule or regulation to which Shareholder is subject or bound, or in the event that Shareholder is a corporation, limited liability company, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person on the part of the Shareholder is required in connection with the valid execution and delivery of this Agreement, except as otherwise disclosed on Schedule 2(d) attached hereto. If the Shareholder is an individual, no consent of such Shareholder’s spouse is necessary under any “community property” or other laws in order for Shareholder to enter into and perform his or her obligations under this Agreement.

(e) Shareholder is an executive officer, director, founder or his/her family member, and/or holder of at least five percent (5%) of the shares of Company.

3. Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at every meeting of shareholders of Company, however called, or at any adjournment or postponement thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Buyer, Shareholder shall:

(a) appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, all the Shares (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including, without limitation, any amendments or modifications of the terms thereof adopted in accordance with the terms thereof); (ii) against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage, materially and adversely affect or inhibit the timely consummation of the transactions contemplated by the Merger Agreement or this Agreement.

Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Company, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

4. No Transfers; Voting Restrictions. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, assign, transfer, tender, exchange, pledge, hypothecate, or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, assignment, transfer, tender, exchange, pledge, hypothecation or other disposition of, or grant or create a lien, security interest, or encumbrance in or upon, or gift, grant, or place in trust of, any of the Shares; provided, however, that transfers by will or operation of law shall be permitted, in which case this Agreement shall bind the transferee. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, Shareholder shall not enter into any voting agreement with any person or entity with respect to any of the Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust, or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting Shareholder’s legal power, authority, or right to vote the Shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby. Any transfer or other disposition in violation of the terms of this Section 4 shall be null and void.

5. Additional Shares. Shareholder agrees that all Common Shares that Shareholder purchases, acquires the right to vote or otherwise acquires the beneficial ownership of during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, shall be subject to the terms of this Agreement and shall constitute “Shares” for all purposes of this Agreement.

6. No Agreement as Director or Officer. If Shareholder is an individual, Shareholder makes no agreement or understanding in this Agreement in Shareholder’s capacity as a director or officer of the Company or any of its subsidiaries (if Shareholder holds such office) and noting in this Agreement: (a) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (b) will be construed to prohibit, limit or restrict Shareholder from exercising Shareholder’s fiduciary duties as an officer or director to the Company or its shareholders.

7. Termination. This Agreement shall terminate and be of no further force or effect whatsoever as of the earlier of (a) termination of the Merger Agreement pursuant to Article 7 thereof or (b) the Effective Time; provided, however, that (i) Section 8 below shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve Shareholder from any liability for any inaccuracy in or breach of any representation, warranty, or covenant contained in this Agreement.

8. Miscellaneous.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by the parties hereto.

(b) Waivers. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or any failure or delay on the part of any party in the exercise of any right hereunder, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, or covenants contained in this Agreement. The waiver by any party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder. Any waiver by a party of any provision of this Agreement shall be valid only if set forth in a written instrument signed on behalf of such party.

(c) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements, and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(d) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of any laws or legal principles that might otherwise govern under applicable principles of conflicts of law thereof.

(e) Submission to Jurisdiction; Forum Selection. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any other state or federal court sitting in the State of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(n) or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this

Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8(e), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(f) WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(g) Attorneys’ Fees. In any action at law or suit in equity with respect to this Agreement or the rights of any of the parties, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

(h) Assignment and Successors. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, including Shareholder’s estate and heirs upon the death of Shareholder, provided that except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests, or obligations of the parties may be assigned or delegated by any of the parties without prior written consent of the other parties. Any assignment in violation of the foregoing shall be void and of no effect.

(i) No Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the parties) any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

(j) Further Assurances. Shareholder agrees to cooperate fully with Buyer and to execute and deliver such further documents, certificates, agreements, and instruments and to take such other actions as may be reasonably requested by Buyer to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purpose of this Agreement. Shareholder agrees to notify Buyer promptly of any additional shares of capital stock of Company of which Shareholder becomes the record or beneficial owner after the date of this Agreement.

(k) Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(l) Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

(m) Specific Performance; Injunctive Relief. The parties acknowledge that Buyer shall be irreparably harmed by, and that there shall be no adequate remedy at law for, a violation of any of the covenants or agreements of Shareholder set forth in this Agreement. Therefore, Shareholder hereby agrees that, in addition to any other remedies that may be available to Buyer upon any such violation, Buyer shall have the right to enforce such covenants and agreements by specific performance, injunctive relief, or by any other means available to such party at law or in equity without posting any bond or other undertaking. Shareholder agrees that Shareholder will not oppose the granting of any injunction, specific performance, or other equitable relief on the basis that

Buyer has an adequate remedy of law or an injunction, award of specific performance, or other equitable relief is not an appropriate remedy for any reason at law in equity.

(n) Notices. All notices, consents, requests, claims, and demands under this Agreement shall be in writing and shall be deemed given if (i) delivered to the appropriate address by hand or overnight courier (providing proof of delivery), or (ii) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (i), in each case to the parties at the following address, facsimile, or e-mail address (or at such other address, facsimile, or e-mail address for a party as shall be specified by like notice):

If to Buyer:	With a copy (which shall not constitute notice) to:
Meta Financial Group, Inc. 5501 South Broadband Lane Sioux Falls, South Dakota 57108 Attn: Glen Herrick, EVP & Chief Financial Officer Email: gherrick@metabank.com	Katten Muchin Rosenman LLP 2900 K Street NW North Tower – Suite 200 Washington, D.C., 20007-5118 Attn: Mara Glaser McCahan Email: mara.glaser-mccahan@kattenlaw.com

If to Shareholder:	With a copy (which shall not constitute notice) to:
[see information set forth on signature page]	Dickinson Wright PLLC 500 Woodward Avenue Suite 4000 Detroit MI 48226 Attn: Bernadette M. Dennehy BDennehy@dickinsonwright.com

(o) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties. Signatures transmitted and received via facsimile, email in portable document format (.pdf) or other electronic means shall be treated for all purposes of this Agreement as original signatures and shall be deemed valid, binding and enforceable by and against the parties.

(p) Headings. The headings contained in this Agreement are for the convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

(q) Construction. In this Agreement, unless a clear contrary intention appears, (i) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular section or other provision; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (iii) “or” is used in the inclusive sense of “and/or”; and (iv) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding.”

(r) Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

SIGNATURES ON THE FOLLOWING PAGE

IN WITNESS WHEREOF, Buyer has caused this Agreement to be duly executed, and Shareholder has duly executed this Agreement, all as of the day and year first above written.

META FINANCIAL GROUP, INC.

By:

Name:
Title:

SHAREHOLDER:

Printed Name:

Contact Information for Notices:

Total Number of Common Shares:

Total Number of Options:

Schedule 2

(a) Encumbrances

(b) Power and Authority

(d) Consents

Appendix C

January 8, 2018

Board of Directors of

Meta Financial Group, Inc.

5501 S. Broadband Lane

Sioux Falls, SD 57108

Members of the Board of Directors:

We understand that Meta Financial Group, Inc. (the “Company” or “Meta”) and Crestmark Bancorp, Inc. (“Crestmark”), propose to enter into the Agreement (defined below) pursuant to which, among other things, Crestmark will be merged with and into the Company and Crestmark Bank will be merged with and into MetaBank (the “Transaction”) and that, in connection with the Transaction, each outstanding share of common stock, no par value, of Crestmark, will be converted into the right to receive 2.65 (the “Exchange Ratio”) shares of the Company’s common stock (the “Common Shares”). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James,” “us” or “we”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio in the Transaction pursuant to the Agreement is fair from a financial point of view to the Company.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1. reviewed the financial terms and conditions as stated in the draft dated January 5, 2018 of the Agreement and Plan of Merger among the Company and Crestmark (the “Agreement”);

2. reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company and Crestmark made available to us by the Company or Crestmark, including, but not limited to, financial projections prepared by the management of the Company relating to the Company and Crestmark for the periods ending December 31, 2017 through September 30, 2022, as approved for our use by the Company (the “Projections”);

3. reviewed the Company’s recent public filings and certain other publicly available information regarding the Company and Crestmark;

4. reviewed financial, operating and other information regarding the Company and Crestmark and the industry in which it operates;

5. compared the financial and operating performance of the Company and Crestmark with that of certain other public companies that we deemed to be relevant;

6. reviewed the current and historical market prices and trading volume for the Common Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be comparable to the Company;

7. conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

8. reviewed and considered the pro forma financial impact of the Transaction on the Company based on the Projections and certain pro forma adjustments, as provided by the management of the Company;

9. reviewed a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

Board of Directors of

Meta Financial Group, Inc.

January 8, 2018

10. discussed with members of the senior management of the Company and Crestmark certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information that was publicly available or was supplied by or on behalf of the Company or Crestmark or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal or valuations of the assets or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of the Company or Crestmark, and have not been furnished or provided with any such appraisals or valuations. We have not evaluated the adequacy of the loan or lease reserves of the Company, and we have assumed, with your consent, that the Company’s and Crestmark’s allowances for loan and lease losses are in the aggregate adequate to cover such losses. Accordingly, we express no opinion with respect to the foregoing.

222 South Riverside Plaza — 7th Floor // Chicago, IL 60606

T 312.612.7785 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC

With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

We express no opinion as to the legal, regulatory, accounting and tax matters relating to the Transaction, and have relied upon, without independent verification, the assessment of the Company’s management and its legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the Transaction will qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of January 5, 2018 and any material change in such circumstances and conditions would require a reevaluation of this Opinion. We have no obligation to reaffirm, update or revise this Opinion or

Board of Directors of

Meta Financial Group, Inc.

January 8, 2018

otherwise comment upon any event occurring after January 5, 2018. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Crestmark since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Company with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. This letter does not express any opinion as to the likely trading range of the Company’s stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio in the Transaction to the Company. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction.

In formulating our opinion, we have considered only what we understand to be the Exchange Ratio in the Transaction as described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of Crestmark’s officers, directors or employees, or class of such persons, whether relative to the consideration paid by the Company or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Crestmark or the ability of the Company or Crestmark to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to the Company (in the previous two years), including providing investment banking advisory services, for which it has been paid a fee. Furthermore,

Board of Directors of

Meta Financial Group, Inc.

January 8, 2018

Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Crestmark or their respective affiliates or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board (solely in each directors capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Transaction or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced, disclosed, referred to, published or otherwise used (in whole or in part) for any other purpose, nor shall any public references to Raymond James be made, without our prior written consent. The use of this Opinion and any description of our work and this Opinion in, or in connection with, a proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, is subject to our prior review and written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ Raymond James & Associates, Inc.

RAYMOND JAMES & ASSOCIATES, INC.

Appendix D

January 8, 2018

Board of Directors

Crestmark Bancorp Inc.

5480 Corporate Drive, Suite 350

Troy, MI 48098

Ladies and Gentlemen:

Crestmark Bancorp Inc. (“Company”), Crestmark Bank, a wholly-owned subsidiary of Company (“Company Bank”), Meta Financial Group, Inc. (“Buyer”) and MetaBank, a wholly-owned subsidiary of Buyer (“Buyer Bank”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Company will merge with and into Buyer with Buyer being the surviving entity (the “Merger”). Pursuant to the terms and conditions of the Agreement, at the Effective Time, each share of common stock, no par value, of Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, except for certain shares of Company Common Stock as specified in the Agreement, will be converted into the right to receive 2.65 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Buyer (“Buyer Common Stock”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Company Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated January 3, 2018; (ii) certain publicly available financial statements and other historical financial information of Company and Company Bank that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Buyer and Buyer Bank that we deemed relevant; (iv) certain internal financial projections for Company for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Company; (v) publicly available consensus mean analyst earnings per share estimates for Buyer for the years ending September 30, 2018 and September 30, 2019, as well as long-term earnings per share estimates for the years ending September 30, 2020 through September 30, 2022 and estimated dividends per share for the years ending September 30, 2018 through September 30, 2022, as provided by the senior management of Buyer; (vi) the pro forma financial impact of the Merger on Buyer based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Buyer, as well as financial projections for Company for the years ending September 30, 2018 through September 30, 2021, as adjusted by the senior management of Buyer; (vii) the publicly reported historical price and trading activity for Buyer Common Stock, including a comparison of certain stock market information for Buyer Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for Company and Buyer with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the banking industry (on a nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the management of Company and its representatives the business, financial condition, results of operations and prospects of Company and held similar discussions with certain members of the management of Buyer and its representatives regarding the business, financial condition, results of operations and prospects of Buyer.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by Company or Buyer or their respective representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of Company and Buyer that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Company or Buyer or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Company or Buyer. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Company or Buyer, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to Company or Buyer. We have assumed, with your consent, that the respective allowances for loan losses for both Company and Buyer are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for Company for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Company. In addition, Sandler O’Neill used publicly available consensus mean analyst earnings per share estimates for Buyer for the years ending September 30, 2018 and September 30, 2019, as well as long-term earnings per share estimates for the years ending September 30, 2020 through September 30, 2022 and estimated dividends per share for the years ending September 30, 2018 through September 30, 2022, as provided by the senior management of Buyer. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Buyer, as well as financial projections for Company for the years ending September 30, 2018 through September 30, 2021, as adjusted by the senior management of Buyer. With respect to the foregoing information, the respective managements of Company and Buyer confirmed to us that such information reflected (or, in the case of the publicly available consensus mean analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Company and Buyer, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Company or Buyer since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Company and Buyer will remain as going concerns for all periods relevant to our analysis.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Company, Buyer or the Merger or any related transaction, (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice that Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Buyer Common Stock at any time or what the value of Buyer Common Stock will be once it is actually received by the holders of Company Common Stock.

We have acted as Company’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent on the closing of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. We have not provided any other investment banking services to Company in the two years preceding the date of this opinion. In the two years preceding the date hereof we have provided certain investment banking services to, and received investment banking fees from, Buyer and Buyer Bank. Most recently, Sandler O’Neill acted as sole bookrunner in connection with Buyer’s offer and sale of subordinated debt, which transaction occurred in August 2016. In addition, Sandler O’Neill acted as financial advisor to Buyer Bank in connection with its acquisition of Specialty Consumer Services LP, which transaction closed in December 2016, as well as Buyer Bank’s acquisition of EPS Financial, LLC, which transaction closed in November 2016. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Buyer and its affiliates. We may also actively trade the equity and debt securities of Buyer and its affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Company Common Stock and does not address the underlying business decision of Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Company or the effect of any other transaction in which Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of Company or Buyer, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to holders of Company Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners L.P.

Appendix E

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

META FINANCIAL GROUP, INC.

META FINANCIAL GROUP, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Act”), DOES HEREBY CERTIFY THAT:

1. Section A of Article FOURTH of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

“FOURTH:

A. The total number of shares of all classes of stock which the Corporation shall have the authority to issue is ninety-six million (96,000,000) shares, consisting of:

1. three million (3,000,000) shares of preferred stock, par value one cent ($.01) per share (the “Preferred Stock”);

2. ninety million (90,000,000) shares of common stock, par value one cent ($.01) per share (the “Common Stock”); and

3. three million (3,000,000) shares of nonvoting common stock, par value one cent ($.01) per share (the “Nonvoting Common Stock”).

Subject to the provisions set forth in this Certificate of Incorporation, in accordance with the provisions of Section 242(b)(2) of the Act, the number of authorized shares of any class of stock of the Corporation may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote irrespective of the class vote requirements set forth in Section 242(b)(2) of the Act.”

E-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL, provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for payments of unlawful dividends or unlawful stock repurchases or redemptions or for any transaction from which the director derived an improper personal benefit.

Article ELEVENTH of Meta’s certificate of incorporation (“Article ELEVENTH”), provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she is or was a director or an officer of Meta or is or was serving at the request of Meta as a director or officer of another corporation, including, without limitation, any subsidiary, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (or to any employee or agent of Meta that a majority of disinterested directors of Meta grants the rights provided by Article ELEVENTH) (an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by Meta to the fullest extent provided by the DGCL, as amended (to the extent such amendment permits Meta to provide broader indemnification rights than such law permitted prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that, with respect to Proceedings to enforce rights to indemnification (except suits brought under certain circumstances by the Indemnitee against Meta to recover unpaid amounts of claims), Meta shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the board of directors of Meta.

The right to indemnification conferred by Article ELEVENTH includes the right of the Indemnitee to be advanced expenses by Meta; provided, however, that an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to Meta of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal, that such Indemnitee is not entitled to be indemnified for such expenses under Article ELEVENTH or otherwise.

Article ELEVENTH also provides that Meta may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Meta or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Meta would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Meta maintains standard policies of insurance under which coverage is provided to (a) its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) Meta with respect to payments which may be made by Meta to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 21. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of January 9, 2018 between Meta Financial Group, Inc., MetaBank, Crestmark Bancorp, Inc. and Crestmark Bank (included as Appendix A to the joint proxy statement/prospectus contained in this registration statement).†

3.1	Meta Financial Group, Inc.’s Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Meta Financial Group, Inc.’s Quarterly Report on Form 10-Q filed on February 2, 2018).

3.2	Meta Financial Group, Inc.’s Amended and Restated By-laws, as amended (incorporated by reference to Exhibit 3(ii) to Meta Financial Group, Inc.’s Annual Report on Form 10-K filed on December 14, 2015).

4.1	Meta Financial Group, Inc.’s Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Meta Financial Group, Inc.’s Registration Statement on Form S-3 filed on June 29, 2016).

5.1	Opinion of Katten Muchin Rosenman LLP as to the validity of the securities being registered.

8.1	Opinion of Katten Muchin Rosenman LLP regarding the federal income tax consequences of the merger.

8.2	Opinion of Dickinson Wright PLLC regarding the federal income tax consequences of the merger.

10.1	Employment Agreement, dated as of January 9, 2018, by and between MetaBank and Michael Goik.

21.1	Subsidiaries of Meta Financial Group, Inc. (incorporated by reference to Exhibit 21 to Meta Financial Group, Inc.’s Annual Report on Form 10-K filed on November 29, 2017).

23.1	Consent of Katten Muchin Rosenman LLP (included in Exhibit 5.1).

23.2	Consent of KPMG LLP.

23.3	Consent of Crowe Horwath LLP.

23.4	Consent of Katten Muchin Rosenman LLP (included in Exhibit 8.1).

23.5	Consent of Dickinson Wright PLLC (included in Exhibit 8.2).

24.1	Power of Attorney (included on signature page).*

99.1	Consent of Raymond James & Associates, Inc.

99.2	Consent of Sandler O’Neill & Partners, L.P.

99.3	Form of Proxy to be used by Meta Financial Group, Inc.

99.4	Form of Proxy to be used by Crestmark Bancorp, Inc.

99.5	Consent of W. David Tull to be named a director of Meta Financial Group, Inc.

99.6	Consent of Michael R. Kramer to be named a director of Meta Financial Group, Inc.

†	The schedules and certain exhibits to the Agreement and Plan of Merger have been omitted from this filing pursuant to
Item 601(b)(2) of Regulation S-K but will be provided supplementally to the Securities and Exchange Commission upon request.
*	Previously filed.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(d) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f) That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sioux Falls, State of South Dakota, on April 20, 2018.

META FINANCIAL GROUP, INC.

By:	/s/ J. Tyler Haahr
J. Tyler Haahr
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

By:	/s/ J. Tyler Haahr	Date: April 20, 2018
J. Tyler Haahr, Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Bradley C. Hanson	Date: April 20, 2018
Bradley C. Hanson, President and Director

By:	*	Date: April 20, 2018
Douglas J. Hajek, Director

By:	*	Date: April 20, 2018
Elizabeth G. Hoople, Director

By:	*	Date: April 20, 2018
Frederick V. Moore, Director

By:	*	Date: April 20, 2018
Becky S. Shulman, Director

By:	*	Date: April 20, 2018
Kendall E. Stork, Director

By:	/s/ Glen W. Herrick	Date: April 20, 2018
Glen W. Herrick, Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

By:	/s/ Sonja A. Theisen	Date: April 20, 2018
Sonja A. Theisen, Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)

*By:	/s/ J. Tyler Haahr
J. Tyler Haahr
Attorney-in-Fact